恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

02060536

82-3964

Our Ref.: HASE/JY/HI/02559

SUPPL

9th December, 2002.

RECEIVED DEC 12 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 180

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: (1) Scheme Document;
(2) Joint Announcement regarding the despatch of Scheme Document; and
(3) Notice of Extraordinary General Meeting
in respect of the proposed privatisation of Henderson Investment Limited

We enclose for your information a copy each of the following documents:-

(1) Scheme Document despatched to the Shareholders on 6th December, 2002;
(2) Joint Announcement *(in English)* regarding the despatch of Scheme Document on 6th December, 2002; and
(3) Notice of Extraordinary General Meeting *(in English)* of Henderson Investment Limited on 6th December, 2002.

Items (2) and (3) above have been advertised in newspapers on 9th December, 2002.

Yours faithfully,

John Yip
Company Secretary

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

12/18

Encl.

JY/pm

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司
(Incorporated in Hong Kong with limited liability)

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
(Incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT AND DESPATCH OF SCHEME DOCUMENT

Financial Adviser to Henderson Land Development Company Limited

HSBC

The Hongkong and Shanghai Banking Corporation Limited

The Scheme Document and the Circular have been despatched to certain HIL Shareholders and the HLD Shareholders respectively on Friday, 6th December, 2002.

The respective notices of the Court Meeting and the extraordinary general meeting of HIL to be held on Thursday, 2nd January, 2003 are set out in the Scheme Document.

HIL Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Platinum, the independent financial adviser to the Independent Director, before making a decision on the Proposal.

HIL Shareholders, HLD Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Wednesday, 29th January, 2003. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 31st March, 2003 (or such later date as the High Court may allow) and HIL Shareholders will be notified accordingly by press announcement.

HIL Shareholders, HLD Shareholders and potential investors are advised to exercise extreme caution when dealing in HIL Shares and HLD Shares.

Introduction

Reference is made to the joint announcements by Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited ("HIL") dated 5th November, 2002, 26th November, 2002 and 29th November, 2002 respectively (the "Announcements"). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

The Scheme Document has been despatched to HIL Shareholders other than the holders of HIL Shares beneficially owned by subsidiaries of HLD (as their HIL Shares do not form part of the Scheme Shares) on Friday, 6th December, 2002.

The Scheme Document contains, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Companies Ordinance, information regarding the HIL Group and the HLD Group, valuation reports, the letters from the independent director of HIL ("Independent Director") and the independent financial adviser to HIL referred to below, a notice of the Court Meeting and a notice of an extraordinary general meeting of HIL.

Despatch of the Circular

The Proposal constitutes a discloseable and connected transaction for HLD under the Listing Rules and the Circular containing such details has been despatched to the HLD Shareholders on Friday, 6th December, 2002.

Recommendation of the Independent Director

The Independent Director is Mr. Philip Yuen Pak Yiu, an independent non-executive HIL Director, who has been appointed to advise the HIL Independent Shareholders in connection with the Proposal. Platinum Securities Company Limited ("Platinum") has been appointed by HIL as the independent financial adviser to advise the Independent Director in connection with the Proposal. The Scheme Document contains, among other things, a letter from Platinum giving its advice and recommendation to the Independent Director on the Proposal.

HIL Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Platinum before making a decision on the Proposal. Actions to be taken by

Provided that the Proposal is approved, the last day for dealing in HIL Shares on the Stock Exchange will be Tuesday 21st, January, 2003. In such an event, the register of members of HIL will be closed from Saturday, 25th January, 2003. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL by no later than 4:00 p.m. on Friday, 24th January, 2003.

Conditions of the Proposal

HIL Shareholders, HLD Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Wednesday, 29th January, 2003. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 31st March, 2003 (or such later date as the High Court of Hong Kong ("High Court") may allow) and HIL Shareholders will be notified accordingly by press announcement.

The HIL Directors intend that the listing of the HIL Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or lapses.

HIL Shareholders, HLD Shareholders and potential investors are advised to exercise extreme caution when dealing in HIL Shares and HLD Shares.

Expected Timetable

Latest time for lodging transfers of the HIL Shares in order to be entitled to attend and vote at the Court Meeting and the extraordinary general meeting of HIL	4:00 p.m. on Monday, 30th December, 2002
Register closed for determination of entitlements of HIL Independent Shareholders to attend and vote at the Court Meeting and the extraordinary general meeting of HIL	Tuesday, 31st December, 2002 to Thursday, 2nd January, 2003 (both dates inclusive)

HIL Independent Shareholders are set out in the Scheme Document.

Financial information relating to the HIL Group

Set out below is a statement of the adjusted NTAV, which was arrived at based on the NTAV and adjusted as follows:

	HK$'000
NTAV of the HIL Group as at 30th June, 2002 *(Note 1)*	19,098,795
Adjustments:	
Less: Deficit arising from the valuation of property interests attributable to the HIL Group as at 31st October, 2002	211,243
Final dividend of HK$0.11 per HIL Share recommended but not provided for *(Note 2)*	309,906
Unrealised loss on investments in securities *(Note 3)*	148,478
Attributable loss for the quarter ended 30th September, 2002 for Henderson Cyber *(Note 4)*	3,729
Adjusted NTAV	18,425,439
	HK$
Adjusted NTAV per HIL Share (based on 2,817,327,395 HIL Shares in issue as at 3rd December, 2002 (being the latest practicable date for the purpose of ascertaining certain information in the Scheme Document) ("Latest Practicable Date")	6.54

Note 1: The NTAV was arrived at after deducting goodwill of HK$860,242,000 from the audited consolidated net asset value of HK$19,959,037,000 as stated in HIL's annual report for the year ended 30th June, 2002.

Note 2: This dividend is subject to the approval of the HIL Shareholders at the annual general meeting of HIL to be held on 18th December, 2002 and, if approved, will be paid on 19th December, 2002, which is prior to the approval of the Scheme.

Note 3: This represents the difference between the total marked-to-market value of listed securities held by HIL as at the Latest Practicable Date (other than those held as interests in associates) and the value of such listed securities as stated in HIL's annual report for the year ended 30th June, 2002.

Note 4: This represents HIL's share of Henderson Cyber's quarterly results for the quarter ended 30th September, 2002 which was announced on 13th November, 2002.

HIL Shareholders should also refer to the letter from Platinum in the Scheme Document for the market value adjusted NTAV of HIL which took into account the market values of HIL's holdings in its listed subsidiary and associated companies as at the Latest Practicable Date.

Additional financial information on HIL including analysis of its historical financial performance and future growth, dividend payment, share price performance, price earnings multiple, share liquidity and net asset values is contained in the letter from Platinum which is set out in the Scheme Document.

Indebtedness

At the close of business on 30th September, 2002, being the latest practicable date for the purpose of the indebtedness statement in the Scheme Document, the HIL Group had outstanding borrowings of approximately HK$1,100 million, comprising bank borrowings of approximately HK$1,074 million, other borrowings due to a financial institution of approximately HK$26 million and obligations under finance leases of approximately HK$0.3 million. The HIL Group's bank borrowings of approximately HK$289 million were secured by the toll highway operating rights of the HIL Group with net book value of HK$718 million and bank deposits of approximately HK$20 million were pledged.

In addition, there were contingent liabilities in respect of a performance bond guaranteed by a bank on behalf of a subsidiary of HIL amounting to HK$12 million.

Meetings

The Court Meeting and the extraordinary general meeting of HIL (the "Meetings") will be held at 11:00 a.m. and 11:30 a.m. (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Thursday, 2nd January, 2003 in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong. Notices of the Meetings are set out in the Scheme Document.

A further announcement will be made by HIL in relation to, inter alia, the voting results of the Court Meeting and the extraordinary general meeting.

Closure of register of members

For the purpose of determining the entitlements of HIL Independent Shareholders to attend and vote at the Court Meeting and the extraordinary general meeting of HIL, the register of members of HIL will be closed from Tuesday, 31st December, 2002 to Thursday, 2nd January, 2003 (both dates inclusive) and during such period no transfer of HIL Shares will be effected. To qualify to vote at the Meetings, all transfers accompanied by the relevant share certificates must be lodged with share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on Monday, 30th December, 2002.

Latest time for lodging forms of proxy in respect of:	
Court Meeting *(Note 1)*	11:00 a.m. on Tuesday, 31st December, 2002
Extraordinary general meeting of HIL *(Note 1)*	11:30 a.m. on Tuesday, 31st December, 2002
Suspension of dealings in HIL Shares and HLD Shares	9:30 a.m. on Thursday, 2nd January, 2003
Court Meeting	11:00 a.m. on Thursday, 2nd January, 2003
Extraordinary general meeting	11:30 a.m. on Thursday, 2nd January, 2003
Press announcements of the results of the Meetings in the South China Morning Post and the Hong Kong Economic Times	Friday, 3rd January, 2003
Resumption of dealings in HIL Shares and HLD Shares	9:30 a.m. on Friday, 3rd January, 2003
Last day for dealings in the HIL Shares	Tuesday, 21st January, 2003
Suspension of dealings in the HIL Shares	9:30 a.m. on Wednesday, 22nd January, 2003
Latest time for lodging transfers of the HIL Shares in order to qualify for the Revised Cancellation Price under the Scheme	4:00 p.m. on Friday, 24th January, 2003
High Court hearing of petition to sanction the Scheme	Tuesday, 28th January, 2003
Record time for determining entitlements to the Revised Cancellation Price under the Scheme	4:00 p.m. on Tuesday, 28th January, 2003
Effective date of the Scheme *(Note 2)*	Wednesday, 29th January, 2003
Withdrawal of the listing of the HIL Shares on the Stock Exchange *(Note 2)*	4:00 p.m. on Wednesday, 29th January, 2003
Press announcements of the effective date of the Scheme and the withdrawal of the listing of the HIL Shares in the South China Morning Post and the Hong Kong Economic Times	Thursday, 30th January, 2003
Cheques for payment of the Revised Cancellation Price to be despatched on or before	Friday, 7th February, 2003

Notes:

1. Forms of proxy should be lodged with the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and by the times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the extraordinary general meeting of HIL must be lodged, not later than the time and date stated above. Completion and return of a form of proxy for either of the Meetings will not preclude a HIL Independent Shareholder from attending the relevant Meeting and voting in person if he so wishes. In such event, the returned form of proxy will be deemed to have been revoked.
2. The Scheme will become effective when it is sanctioned (with or without modification) by the High Court and an office copy of the order of the High Court, together with the minute containing the particulars required by Section 61 of the Companies Ordinance, are delivered to and registered by the Registrar of Companies in Hong Kong. Registration is expected to take place on 29th January, 2003. If the Scheme becomes effective, it is expected that the listing of the HIL Shares on the Stock Exchange will be withdrawn on 29th January, 2003.

It should be noted that the above timetable, which is based on the assumption that the Scheme will be approved by the HIL Independent Shareholders and mainly dependent on the availability of the dates for the High Court to hear the proceedings relating to the Scheme, is subject to change. Further announcements will be made in the event that there is any change.

By order of the Board
Henderson Land Development Company Limited
John Yip
Secretary

By order of the Board
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 6th December, 2002

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group apart from the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Thursday, 2nd January, 2003 at 11:30 a.m. (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"THAT:

(A) the Scheme of Arrangement dated 6th December, 2002 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the Court, be and is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of the Company be increased to its former amount of HK$600,000,000 by the creation of such number of new ordinary shares of HK$0.20 each in the capital of the Company as is equal to the number of the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares of HK$0.20 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to Henderson Land Development Company Limited or as it may direct and the Directors of the Company be and are hereby unconditionally authorised to allot and issue the same accordingly."

By Order of the Board
John Yip
Secretary

Dated 6th December, 2002

Registered Office:
6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the above Meeting is entitled to appoint not more than two persons as his proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

(ii) A white form of proxy for use at the Meeting is enclosed with the composite document containing the Scheme dated 6th December, 2002 despatched to members of the Company on 6th December, 2002.

(iii) In order to be valid, the white form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the Registrar of the Company, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person if he so wishes. In the event that a member attends the Meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(iv) In the case of joint holders of a share, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Investment Limited, you should at once hand this document and the accompanying forms of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

(incorporated in Hong Kong with limited liability)

PROPOSED PRIVATISATION BY

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(incorporated in Hong Kong with limited liability)

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$0.20 EACH IN HENDERSON INVESTMENT LIMITED HELD BY THE MINORITY SHAREHOLDERS (AS DEFINED HEREIN)

Financial adviser to Henderson Land Development Company Limited

HSBC

The Hongkong and Shanghai Banking Corporation Limited

Independent financial adviser to the Independent Director (as defined herein) of Henderson Investment Limited

PLATINUM
Securities

A letter from the board of directors of Henderson Investment Limited is set out on pages 8 to 17 of this document. An explanatory statement regarding the Proposal (as defined herein) is set out on pages 46 to 131 of this document. A letter from the Independent Director containing his advice to the Independent Minority Shareholders (as defined herein) in relation to the Proposal is set out on page 18 of this document. A letter from the independent financial adviser, Platinum Securities Company Limited, *containing its advice to the Independent Director in relation to the* Proposal is set out on pages 19 to 45 of this document.

The action to be taken by the Independent Minority Shareholders (as defined herein) is set out on page 60 of this document.

Notices convening the Court Meeting (as defined herein) and the Extraordinary General Meeting (as defined herein) to be held on 2nd January, 2003 are set out on pages 139 to 142 of this document. Whether or not you are able to attend the Meetings (as defined herein) in person, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge both of them with the share registrar of Henderson Investment Limited, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the relevant Meeting. In the case of the pink form of proxy, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.

This document is issued jointly by Henderson Investment Limited and Henderson Land Development Company Limited.

6th December, 2002

CONTENTS

In this document (other than the Scheme and notices of the Meetings), the following expressions shall have the meanings respectively set opposite them, unless the context otherwise requires:

"Adjusted NTAV"	pro forma adjusted consolidated net tangible asset value of the HIL Group which is based on the NTAV and adjusted for certain items as set out in Section 6 of Appendix I to this document
"Announcement"	the announcement dated 5th November, 2002 issued jointly by HLD and HIL relating to the Proposal and published in the South China Morning Post, the Hong Kong Economic Journal and the Hong Kong Economic Times on 6th November, 2002
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of HLD
"Cancellation Price"	the cancellation price of HK$7.60 per Scheme Share payable by HLD to the holders of Scheme Shares pursuant to the Scheme
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Condition(s)"	the conditions or any of them to which the Proposal is subject, all of which are set out in the Explanatory Statement on pages 47 and 48 of this document
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing, all beneficially interested in an aggregate of approximately 73.48% of the issued capital of HIL as at the date of this document
"Court Meeting"	the meeting of the Minority Shareholders to be convened at the direction of the High Court for the approval of the Scheme, notice of which is set out on pages 139 and 140 of this document, and any adjournment thereof
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of HLD

"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of HLD
"DTZ"	DTZ Debenham Tie Leung Limited, an independent professional property valuer
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be 29th January, 2003
"Excluded Parties"	Dr. Lee Shau Kee, Fu Sang, Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing, Mr. Lo Tak Shing, Madam Yang Hsueh Chin, Mr. Fung Pok Wah, Mr. Fung Chun Wah, Mr. Lam Ka Wai, Mr. Lam Ko Yu, Mr. Lee Siu Lun, Tako Assets and Thommen, all beneficially interested in an aggregate of approximately 1.97% of the issued capital of HIL as at the date of this document and are deemed to be acting in concert with HLD under the Takeovers Code
"Explanatory Statement"	the explanatory statement set out on pages 46 to 131 of this document and issued in compliance with Section 166A of the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of HIL for the approval and implementation of the Scheme, notice of which is set out on pages 141 and 142 of this document, and any adjournment thereof
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of HLD
"Henderson Cyber"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Growth Enterprise Market of the Stock Exchange and owned as to 66.67% by HIL
"High Court"	High Court of Hong Kong
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and whose HIL Shares are listed on the Stock Exchange
"HIL Board"	the board of HIL Directors
"HIL Director(s)"	director(s) of HIL

"HIL Group"	HIL and its subsidiaries
"HIL Share(s)"	ordinary share(s) of HK$0.20 each in the capital of HIL
"HIL Shareholders"	holders of HIL Shares
"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and whose HLD Shares are listed on the Stock Exchange
"HLD Group"	HLD and its subsidiaries
"HLD Shares"	ordinary shares of HK$2.00 each in the capital of HLD
"holder"	a registered holder of shares including a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong and China Gas"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange and owned as to 36.42% by HIL
"Hong Kong Ferry"	Hong Kong Ferry (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange and owned as to 30.98% by HIL
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a licensed bank under the Banking Ordinance, Chapter 155 of the Laws of Hong Kong, and an exempt dealer under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong, being the financial adviser to HLD in connection with the Proposal
"Independent Director"	Mr. Philip Yuen Pak Yiu, the independent HIL Director appointed to advise the Independent Minority Shareholders in relation to the Proposal
"Independent Minority Shareholders"	Minority Shareholders other than the holders of the HIL Shares beneficially owned by the Excluded Parties
"Latest Practicable Date"	3rd December, 2002, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of HLD
"Meeting(s)"	the Court Meeting and the Extraordinary General Meeting or any of them, as the case may be
"Minority Shareholders"	HIL Shareholders other than the holders of the HIL Shares beneficially owned by the Controlling Parties
"Miramar"	Miramar Hotel and Investment Company, Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange and owned as to 43.67% by HIL
"NTAV"	the consolidated net tangible asset value of the HIL Group as at 30th June, 2002, based on the audited financial statements of the HIL Group for the year ended 30th June, 2002 as set out in the latest annual report of HIL despatched to the HIL Shareholders on 28th October, 2002
"Platinum"	Platinum Securities Company Limited, a registered investment adviser and a registered dealer under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong, and the independent financial adviser to the Independent Director
"PER"	price to earnings ratio
"PRC"	People's Republic of China
"Proposal"	the proposal for the privatisation of HIL by HLD by way of the Scheme as described in this document
"Record Time"	4:00 p.m. Hong Kong time on the day immediately preceding the Effective Date
"Register"	the register of members of HIL
"Relevant Authorities"	appropriate governments, governmental bodies, regulatory bodies, courts or institutions
"Scheme"	the scheme of arrangement between HIL and the holders of Scheme Shares under Section 166 of the Companies Ordinance as set out on pages 132 to 138 of this document, with or subject to any modification thereof or addition thereto or conditions approved or imposed by the High Court

"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of Hong Kong Ferry
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of Hong Kong Ferry
"trading day"	a day on which the Stock Exchange is open for trading in securities
"HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.ft."	square feet
"sq.m."	square metres
"%"	per cent

Latest time for lodging transfers of the HIL Shares in order to be entitled to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Monday, 30th December, 2002
Register closed for determination of entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting	Tuesday, 31st December, 2002 to Thursday, 2nd January, 2003 (both dates inclusive)
Latest time for lodging forms of proxy in respect of:	
Court Meeting *(Note 1)*	11:00 a.m. on Tuesday, 31st December, 2002
Extraordinary General Meeting *(Note 1)*	11:30 a.m. on Tuesday, 31st December, 2002
Suspension of dealings in the HIL Shares and the HLD Shares	9:30 a.m. on Thursday, 2nd January, 2003
Court Meeting	11:00 a.m. on Thursday, 2nd January, 2003
Extraordinary General Meeting	11:30 a.m. on Thursday, 2nd January, 2003
Press announcements of the results of the Meetings in the South China Morning Post and the Hong Kong Economic Times	Friday, 3rd January, 2003
Resumption of dealings in the HIL Shares and the HLD Shares	9:30 a.m. on Friday, 3rd January, 2003
Last day for dealings in the HIL Shares	Tuesday, 21st January, 2003
Suspension of dealings in the HIL Shares	9:30 a.m. on Wednesday, 22nd January, 2003
Latest time for lodging transfers of the HIL Shares in order to qualify for the Cancellation Price under the Scheme	4:00 p.m. on Friday, 24th January, 2003
High Court hearing of petition to sanction the Scheme	Tuesday, 28th January, 2003
Record Time	4:00 p.m. on Tuesday, 28th January, 2003
Effective Date *(Note 2)*	Wednesday, 29th January, 2003
Withdrawal of the listing of the HIL Shares on the Stock Exchange *(Note 2)*	4:00 p.m. on Wednesday, 29th January, 2003

Press announcements of the Effective Date and the withdrawal of the listing of the HIL Shares in the South China Morning Post and the Hong Kong Economic Times . . . . Thursday, 30th January, 2003

Cheques for payment of the Cancellation Price to be despatched on or before . . . . Friday, 7th February, 2003

The Minority Shareholders should note that the above timetable, which is mainly dependent on the availability of the dates for the High Court to hear the proceedings relating to the Scheme, is subject to change. Further announcements will be made in the event that there is any change.

Notes:

1. Forms of proxy should be lodged with the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and by the times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged, not later than the time and date stated above. Completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In such event, the returned form of proxy will be deemed to have been revoked.

2. The Scheme will become effective when it is sanctioned (with or without modification) by the High Court and an office copy of the order of the High Court, together with the minute containing the particulars required by Section 61 of the Companies Ordinance, are delivered to and registered by the Registrar of Companies in Hong Kong. Registration is expected to take place on 29th January, 2003. The Minority Shareholders should note the *Conditions set out in the Explanatory Statement on pages 47 and 48 of this document. If the Scheme becomes* effective, it is expected that the listing of the HIL Shares on the Stock Exchange will be withdrawn on 29th January, 2003.

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
(incorporated in Hong Kong with limited liability)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

Independent Non-executive Directors:
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)

Registered office:
6th Floor
World-Wide House
19 Des Voeux Road
Central
Hong Kong

6th December, 2002

To the Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

INTRODUCTION

On 5th November, 2002, HLD, five of whose indirect wholly owned subsidiaries comprising the Controlling Parties holding 2,070,243,859 HIL Shares representing in aggregate 73.48% of the issued share capital of HIL, requested the HIL Board to put forward a proposal to the Minority Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation and extinguishment of all the Scheme Shares in consideration of the payment of the cancellation price of HK$7.35 per Scheme Share.

It was announced on 29th November, 2002 that HLD, having taken into consideration the views of various HIL Shareholders, had decided to increase the Cancellation Price as originally announced on 5th November, 2002 from HK$7.35 per Scheme Share to HK$7.60 per Scheme Share, representing an increase of 3.4%. HLD has stated that it would not further increase the Cancellation Price. Following this announcement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

For the avoidance of doubt, it should be noted that the 11 cents final dividend recommended by the HIL Board and, if approved by HIL Shareholders at the forthcoming annual general meeting of HIL to be held on 18th December, 2002, payable to the HIL Shareholders whose names appear on the Register on 18th December, 2002, will not be affected by the outcome of the Proposal.

Upon the Scheme becoming effective, HIL will become a wholly owned subsidiary of HLD. HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the Effective Date. It is the intention of HLD to maintain the existing businesses of the HIL Group upon the privatisation of HIL.

As at the date of this document, the Controlling Parties remain interested beneficially in an aggregate of 2,070,243,859 HIL Shares, representing about 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. The Controlling Parties have also stated that such HIL Shares will similarly not be represented or voted at the Extraordinary General Meeting to approve and give effect to the Scheme.

In view of the interests of HLD in the Proposal and the direct or indirect relationships between the Excluded Parties and HLD as explained in the following paragraph, all of the 55,351,064 HIL Shares of the Excluded Parties which represent approximately 1.97% of the issued capital of HIL, although forming part of the Scheme Shares, will not be represented or voted at the Meetings as the Excluded Parties are deemed to be acting in concert with HLD under the Takeovers Code.

Dr. Lee Shau Kee, as the Chairman of the board of directors of HLD and its Managing Director, is deemed under the SDI Ordinance to be interested in the HIL Shares beneficially owned by the Controlling Parties. In addition, he is interested personally and, under the SDI Ordinance, taken to be interested through Fu Sang in an aggregate of 40,395,084 HIL Shares, representing approximately 1.43% of the issued capital of HIL as at the date of this document. Fu Sang is controlled by a unit trust in which Dr. Lee Shau Kee is taken to be interested under the SDI Ordinance. Some of the other members of the board of directors of HLD comprising Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing and Mr. Lo Tak Shing are also interested in an aggregate of 1,563,880 HIL Shares, which amounts to about 0.06% of the issued capital of HIL as at the date of this document. Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing and Mr. Lo Tak Shing beneficially own 1,100 HIL Shares, 959,028 HIL Shares, 6,666 HIL Shares, 150,000 HIL Shares and 404,375 HIL Shares

respectively, representing in aggregate 0.05% of the issued capital of HIL as at the date of this document. In the case of Mr. Lee King Yue, he is also deemed to be interested in 42,711 HIL Shares beneficially owned by his spouse, Madam Yang Hsueh Chin, representing 0.01% of the issued capital of HIL as at the date of this document. In addition, Mr. Fung Pok Wah and Mr. Fung Chun Wah, being the sons of Madam Fung Lee Woon King who is a director of HLD, are interested in 300,000 HIL Shares and 1,751,000 HIL Shares respectively. Mr. Lam Ka Wai and Mr. Lam Ko Yu, being the brothers of Mr. Colin Lam Ko Yin who is also a director of HLD, are interested in 1,137,000 HIL Shares and 941,000 HIL Shares respectively. Mr. Lee Siu Lun, who is the brother of Dr. Lee Shau Kee, is beneficially interested in 4,857,100 HIL Shares. Because they are close relatives of certain directors of HLD, Mr. Fung Pok Wah, Mr. Fung Chun Wah, Mr. Lam Ka Wai, Mr. Lam Ko Yu and Mr. Lee Siu Lun, all of whom are collectively interested in an aggregate of 8,986,100 HIL Shares representing 0.32% of the issued capital of HIL as at the date of this document, are deemed to be acting in concert with HLD under the Takeovers Code. Tako Assets and Thommen, both of which are wholly owned subsidiaries of Hong Kong Ferry which in turn is owned as to 30.98% by HIL and, hence, HLD is indirectly interested, are beneficially interested in a total of 4,406,000 HIL Shares, representing approximately 0.16% of the issued capital of HIL as at the date of this document. In the circumstances, all of these parties, who are defined as "Excluded Parties", are deemed to be acting in concert with HLD under the Takeovers Code because of their direct or indirect relationship with HLD.

HLD has appointed HSBC as its financial adviser in connection with the Proposal.

The HIL Board comprises eighteen HIL Directors, fifteen of whom are executive HIL Directors and the remaining three are independent non-executive HIL Directors. Apart from Mr. Lau Chi Keung, Mr. Cheung Ping Keung, Donald, Mr. Wong Ho Ming, Augustine and Mr. Sit Pak Wing all of whom are employees of a wholly owned subsidiary of HLD, Henderson Real Estate Agency Limited, all of the other executive HIL Directors are common directors of HLD and HIL. Of such common directors of HLD and HIL, Dr. Lee Shau Kee, Mr. Ho Wing Fun, Mr. Lee King Yue and Mr. Lee Tat Man, in addition to their interests in HIL Shares as mentioned above, are interested in HLD Shares. Mr. Lau Chi Keung is also interested in HLD Shares. Hence, all of the executive HIL Directors are not considered independent under the Takeovers Code to opine on the terms of the Proposal. In respect of the independent non-executive HIL Directors, Sir Po-Shing Woo and Mr. Leung Hay Man, being common directors of HLD and HIL, are likewise not considered to be independent so as to express any view to the Independent Minority Shareholders regarding the Proposal. As a result, Mr. Philip Yuen Pak Yiu, an independent non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal.

Platinum has been appointed by the HIL Board as the independent financial adviser to advise the Independent Director in connection with the Proposal.

SHAREHOLDING STRUCTURE

The table below sets out the ownership of the HIL Shares in issue, including those beneficially owned by the Controlling Parties and the Excluded Parties, as at the Latest Practicable Date:

	As at the Latest Practicable Date	
	Number of HIL Shares	**%**
Markshing *(Note 1)*	602,168,418	21.37
Darnman *(Note 1)*	84,642,341	3.00
Gainwise *(Note 1)*	217,250,000	7.71
Covite *(Note 1)*	363,328,900	12.90
Banshing *(Note 1)*	802,854,200	28.50
Aggregate number of the HIL Shares of the Controlling Parties	2,070,243,859	73.48
Lee Shau Kee	34,779,936	1.23
Fu Sang *(Note 2)*	5,615,148	0.20
	40,395,084	1.43
Ho Wing Fun	1,100	—
Lee King Yue *(Note 3)*	959,028	0.03
Lee Tat Man	6,666	—
Leung Sing	150,000	0.01
Lo Tak Shing	404,375	0.01
Yang Hsueh Chin *(Note 3)*	42,711	0.01
Fung Pok Wah *(Note 4)*	300,000	0.01
Fung Chun Wah *(Note 4)*	1,751,000	0.06
Lam Ka Wai *(Note 4)*	1,137,000	0.04
Lam Ko Yu *(Note 4)*	941,000	0.03
Lee Siu Lun *(Note 4)*	4,857,100	0.18
Tako Assets *(Note 5)*	3,000,000	0.11
Thommen *(Note 5)*	1,406,000	0.05
Aggregate number of the HIL Shares of the Excluded Parties	55,351,064	1.97
Aggregate number of the HIL Shares of the Controlling Parties and the Excluded Parties	2,125,594,923	75.45
Independent Minority Shareholders	691,732,472	24.55
	2,817,327,395	100.00

Assuming that no further HIL Shares will be issued between the Latest Practicable Date and the Record Time, immediately upon the Effective Date, all of the 2,817,327,395 HIL Shares then in issue will be held in the names of HLD or its subsidiaries or as HLD may direct with the result that HIL will become a wholly owned subsidiary of HLD *(Note 6).*

Notes:

1. These companies, being the Controlling Parties, are all indirect wholly owned subsidiaries of HLD and together they beneficially own 2,070,243,859 HIL Shares, which represented 73.48% of the issued capital of HIL. Dr. Lee Shau Kee was taken to be interested in these HIL Shares by virtue of the SDI Ordinance.

2. Dr. Lee Shau Kee was taken to be interested in Fu Sang by virtue of the SDI Ordinance.

3. Mr. Lee King Yue was deemed to be interested in the 42,711 HIL Shares held by his spouse, Madam Yang Hsueh Chin, by virtue of the SDI Ordinance.

4. Mr. Fung Pok Wah and Mr. Fung Chun Wah are the sons of Madam Fung Lee Woon King, a director of HLD. Mr. Lam Ka Wai and Mr. Lam Ko Yu are the brothers of Mr. Colin Lam Ko Yin, a director of HLD. Mr. Lee Siu Lun is the brother of Dr. Lee Shau Kee. Such persons are deemed to be acting in concert with HLD under the Takeovers Code.

5. Tako Assets and Thommen are wholly owned subsidiaries of Hong Kong Ferry and are deemed to be acting in concert with HLD under the Takeovers Code.

6. Under the Scheme, the share capital of HIL will, on the Effective Date, be reduced by cancelling and extinguishing the Scheme Shares. Forthwith upon such reduction, the authorised share capital of HIL will be increased to its former amount by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the new HIL Shares so created, which will be allotted and issued, credited as fully paid, to HLD or as HLD may direct.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. Your attention is also drawn to the letter from the Independent Director, the letter from Platinum to the Independent Director, the Explanatory Statement and the Scheme, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation and extinguishment of all of the Scheme Shares. Forthwith upon such reduction of capital taking effect, the authorised share capital of HIL will be increased to its former amount of HK$600,000,000 by the creation of such number of new HIL Shares as is equal to the number of the Scheme Shares cancelled. The credit which will arise in HIL's books of account as a result of the reduction of capital will be applied in paying up in full at par the new HIL Shares so created, which will be allotted and issued, credited as fully paid, to HLD or as HLD may direct. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, the holders of Scheme Shares whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price of HK$7.60 from HLD for each Scheme Share held.

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of Scheme Shares.

On the bases of the Cancellation Price and of a total of 2,817,327,395 HIL Shares outstanding as at the Latest Practicable Date, the entire issued capital of HIL is valued at about HK$21,412 million under the Proposal. The total amount of the Cancellation Price payable pursuant to the Scheme is about HK$5,678 million. HLD has stated that it intended to finance this amount from bank borrowings. HLD has, among others, two syndicated loan facilities of HK$5,500,000,000 and HK$1,000,000,000 and their respective agents are BNP Paribas Hong Kong Branch and Wing Lung Bank Limited. The payment of interest on, and repayment of or security for, any loan facilities will not depend to any significant extent on the business of HIL. HSBC is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

The Proposal will become effective and binding on HIL and all of the holders of Scheme Shares, including the Excluded Parties and their nominees in whose names some of the HIL Shares beneficially owned by them are registered, provided that the Conditions are fulfilled or, if applicable, waived.

The Scheme will lapse if it does not become effective on or before 31st March, 2003 (or such later date as the High Court may allow) and the holders of Scheme Shares will be notified accordingly by press announcements. Further announcements regarding the Proposal will be made as and when appropriate.

Assuming that the Scheme becomes effective on 29th January, 2003, cheques for the Cancellation Price are expected to be despatched to the holders of Scheme Shares on or before 7th February, 2003.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price represents:

(i) a premium of about 27.7% over the closing price of HK$5.95 per HIL Share as quoted on the Stock Exchange on 4th November, 2002, being the last trading day prior to the suspension of trading in the HIL Shares pending the issue of the Announcement;

(ii) a premium of about 29.5% over the average closing price of HK$5.87 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the five trading days up to and including 4th November, 2002;

(iii) a premium of about 26.9% over the average closing price of HK$5.99 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the 20 trading days up to and including 4th November, 2002;

(iv) a premium of about 24.2% over the average closing price of HK$6.12 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 4th November, 2002; and

(v) a premium of about 2.7% over the closing price of HK$7.40 per HIL Share as quoted on the Stock Exchange as at the Latest Practicable Date.

As already explained, the outcome of the Proposal will not affect the 11 cents final dividend recommended by the HIL Board and payable to the HIL Shareholders whose names appear on the Register on 18th December, 2002, if approved by them at the forthcoming annual general meeting of HIL to be held on 18th December, 2002.

Historical share price information on the HIL Shares is set out in Section 2 of Appendix III to this document.

Net Tangible Assets

The Cancellation Price represents:

(i) a premium of about 12.1% over the NTAV per HIL Share of about HK$6.78; and

(ii) a premium of about 16.2% over the Adjusted NTAV per HIL Share of HK$6.54.

Earnings

The HIL Group's audited consolidated profit attributable to the HIL Shareholders for the year ended 30th June, 2002 was approximately HK$1,780 million, representing earnings per HIL Share of approximately 63 cents as shown in the Consolidated Income Statement in Section 2 of Appendix I to this document. When compared with the HIL Group's audited consolidated profit attributable to the HIL Shareholders of approximately HK$1,978 million in respect of the previous financial year which is equivalent to earnings per HIL Share of approximately 70 cents, this represents a year-on-year reduction in profit attributable to the HIL Shareholders of 10%.

Based on the earnings per HIL Share for the year ended 30th June, 2002, the Cancellation Price would represent a PER for HIL Shares of about 12.1. This represents a premium of about 27.7% over the PER of about 9.4 based on the closing price of HK$5.95 per HIL Share on 4th November, 2002, being the day immediately preceding the Announcement.

Dividend Yield

Based on the Cancellation Price and the dividends for the year ended 30th June, 2002, the dividend yield for HIL Shares would be about 2.9%.

BACKGROUND TO, AND REASONS FOR, THE PROPOSAL

Your attention is drawn to the section headed "Background to, and reasons for, the Proposal" in the Explanatory Statement on page 50 of this document.

INFORMATION RELATING TO THE HIL GROUP AND FUTURE INTENTIONS

Your attention is drawn to the sections headed "Information relating to the HIL Group" and "Future intentions" in the Explanatory Statement on pages 51 to 56 of this document.

MEETINGS AND ACTION TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

As you will see from the notices of Meetings on pages 139 to 142 of this document, the Meetings have been convened to be held at 11:00 a.m. and 11:30 a.m. respectively in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Thursday, 2nd January, 2003.

The High Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme, with or without modification. In so far as the statutory requirement for the sanction of the Scheme by the High Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 691,732,472 HIL Shares held by the Independent Minority Shareholders as at the date of this document, 10% of such HIL Shares amounted to 69,173,247 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

In addition to the fact that the Controlling Parties will not be entitled to attend the Court Meeting as they are not parties to the Scheme, the aggregate of 2,070,243,859 HIL Shares representing approximately 73.48% of the issued capital of HIL beneficially owned by them will also not be represented or voted at the Extraordinary General Meeting. Moreover, the Excluded Parties, who, as at the date of this document, are collectively beneficially interested in 55,351,064 HIL Shares representing approximately 1.97% of the issued share capital of HIL, and their nominees in whose names some of the HIL Shares beneficially owned by them are registered, for the reasons already stated above, will not attend and vote at the Meetings in person or by proxy in their capacity as Minority Shareholders although, in the case of those who are HIL Directors, they may attend the Meetings as HIL Directors.

Whether or not you are able to attend the Meetings in person, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them with the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, you are requested to lodge this form of proxy not later than 11:00 a.m. on Tuesday, 31st December, 2002, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on the same day. Two self-addressed, pre-paid envelopes marked "For Return of Court Meeting Proxy Form — Henderson Investment Limited" and "For Return of EGM Proxy Form — Henderson Investment Limited" respectively are enclosed for your convenience for returning by post (from within Hong Kong only) your completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude you from attending the relevant Meeting and voting in person if you so wish. In the event that you attend a Meeting after having lodged the form of proxy, that form of proxy will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Tuesday, 31st December, 2002 to Thursday, 2nd January, 2003 (both dates inclusive) and during such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Monday, 30th December, 2002.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Wednesday, 29th January, 2003. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the High Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT

Your attention is drawn to the sections headed "Share certificates, dealings and listing" and "Registration and payment" in the Explanatory Statement on pages 57 and 58 of this document.

FURTHER INFORMATION

A letter from the Independent Director to the Independent Minority Shareholders as well as a letter from Platinum to the Independent Director are reproduced on pages 18 to 45 of this document. We advise you to read these letters carefully before you take any action in respect of the Proposal.

In considering what action to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisers.

You are also urged to read carefully the Explanatory Statement and all the Appendices to the Explanatory Statement set out on pages 46 to 131 of this document, the Scheme set out on pages 132 to 138 of this document and the notices of the Meetings set out on pages 139 to 142 of this document.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman and Managing Director

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(incorporated in Hong Kong with limited liability)

6th December, 2002

To the Independent Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

Terms used in this letter have the same meanings as those defined in the document of which this letter forms part.

It was announced on 5th November, 2002 that HLD had requested the HIL Directors to put forward the Proposal to the Minority Shareholders for the purpose of acquiring their interests in HIL at the cancellation price of HK$7.35 per Scheme Share by way of the Scheme. It was further announced on 29th November, 2002 that HLD, having taken into consideration the views of various HIL Shareholders, had decided to increase the Cancellation Price from HK$7.35 per Scheme Share to HK$7.60 per Scheme Share, representing an increase of 3.4%. Details of the Proposal are set out in the section headed "Letter from the Board" on pages 8 to 17 of this document. For the purpose of the Proposal I have been appointed the Independent Director in order to give a recommendation to the Independent Minority Shareholders as to how they should vote on the Scheme. Platinum has been appointed as the independent financial adviser to advise me in connection with the Proposal.

Having taken into account the terms of the Proposal and the opinion of Platinum and, in particular, the factors, reasons and recommendations set out in the letter from Platinum to me which appears on pages 19 to 45 of this document and to which I draw the specific attention of the Independent Minority Shareholders, I consider that the terms of the Proposal are fair and reasonable in so far as the Independent Minority Shareholders are concerned. Accordingly, I recommend the Independent Minority Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting. I also recommend the Independent Minority Shareholders to vote in favour of the special resolution to approve and give effect to the Scheme at the Extraordinary General Meeting.

I also draw the attention of the Independent Minority Shareholders to (i) the letter from the Board, (ii) the Explanatory Statement and (iii) the Appendices which form part of the Explanatory Statement, in particular, the property valuations in Appendix II.

Yours faithfully,

Philip Yuen Pak Yiu
Independent Non-executive Director

Set out below is the text of the letter from Platinum to the Independent Director prepared for inclusion in this document:

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

6th December, 2002

The Independent Director
Henderson Investment Limited
6th Floor, World-Wide House
19 Des Voeux Road Central
Hong Kong

Dear Sir,

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

INTRODUCTION

We refer to our engagement to advise the Independent Director with respect to the proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. Details of the Scheme are contained in the document to the Minority Shareholders of HIL dated 6th December, 2002 (the "Document") of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Document.

Platinum has been retained as the financial adviser to advise the Independent Director as to whether or not the terms of the Proposal, in particular the Cancellation Price, are fair and reasonable so far as the Independent Minority Shareholders are concerned. Platinum is independent from, and not connected with, HIL, its associates or parties acting in concert with any of them save for the fact that Dr. The Hon. David Li Kwok Po ("Dr. Li") (an independent non-executive director of Hong Kong and China Gas and Henderson Cyber) is the Chairman and Chief Executive Officer of The Bank of East Asia, Limited ("BEA"), which in turn has an equity interest in Platinum Holdings Company Limited ("Platinum Holdings"), the holding company of Platinum. Dr. Li has no management function in the Platinum Group, defined herein to include Platinum Holdings, its subsidiaries (including Platinum) and associated companies. Furthermore, Dr. Li is acting independently of Hong Kong and China Gas and Henderson Cyber and has no involvement on the board of either HIL or HLD. Dr. Li's association with Platinum via Platinum Holdings and BEA does not present any conflict of interest in respect of the role of Platinum insofar as in its advice to the Independent Director is concerned.

In formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by, and the representations of, the HIL Directors and the management of HIL concerning the HIL Group, the Proposal and the Scheme, including those facts, opinions and representations set out in the Document. Examples of such information include financial information, terms of the Proposal, current business operations, future prospects and valuation reports. We have assumed that all such information is true and accurate in all material respects as at the date hereof. The HIL Directors have confirmed that they take full responsibility for the contents of the Document, other than those relating to the HLD Group apart from the HIL Group, which the directors of HLD have assumed full responsibility.

We have no reason to believe that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the HIL Group. The HIL Directors have confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Proposal and the Scheme.

INDEPENDENT DIRECTOR

The HIL Board comprises eighteen HIL Directors. Fifteen of them are executive HIL Directors and three are independent non-executive HIL Directors. Apart from Mr. Lau Chi Keung, Mr. Cheung Ping Keung, Donald, Mr. Wong Ho Ming, Augustine and Mr. Sit Pak Wing, all other executive HIL Directors are common directors of HLD and HIL. Out of those executive HIL Directors who are common directors of HLD and HIL, Dr. Lee Shau Kee, Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man are interested in HLD Shares. Mr. Lau Chi Keung, Mr. Cheung Ping Keung, Donald, Mr. Wong Ho Ming, Augustine and Mr. Sit Pak Wing are all employees of a wholly-owned subsidiary of HLD. Mr. Lau Chi Keung is also interested in HLD Shares. Hence, all executive HIL Directors are not considered independent to opine on the terms of the Proposal. In respect of the independent non-executive HIL Directors, Sir Po-shing Woo and Mr. Leung Hay Man are common directors of HLD and HIL and hence they are also not considered independent to opine on the terms of the Proposal. As a result, the HIL Board appointed Mr. Philip Yuen Pak Yiu, an independent non-executive HIL Director, to be the only member of the HIL Board to make a recommendation to the Independent Minority Shareholders in connection with the Proposal.

TERMS OF THE PROPOSAL

In summary, the Proposal involves the following principal steps:

(i) all the Scheme Shares held by their holders will be cancelled and in consideration therefor such holders will receive the Cancellation Price of HK$7.60 from HLD for every Scheme Share held; and

(ii) the authorised share capital of HIL will be restored to its original amount and new fully paid HIL Shares equivalent to the number of the Scheme Shares cancelled will be issued to HLD or its nominees so that HIL will become a wholly-owned subsidiary of HLD and the listing of the HIL Shares on the Stock Exchange will be withdrawn.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Statement contained in the Document.

The Scheme is subject to a number of Conditions, including the approval by not less than three-fourths in value of the votes (taken by poll) cast by a majority in number of the Independent Minority Shareholders present and voting at the Court Meeting, the dissenting votes against the Scheme at the Court Meeting cast by the Independent Minority Shareholders not exceeding 10% in value of all the HIL Shares held by the Independent Minority Shareholders and the sanction of the Scheme and the confirmation of the reduction of capital involved in the Scheme by the High Court.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation relating to the terms of the Proposal, we have taken into consideration the following principal factors and reasons:

Background to, and reasons for, the Proposal

HIL is a holding company. The principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, retailing and hotel business, security guard services and information technology development in Hong Kong. One of the subsidiaries of HIL, Henderson Cyber, is listed on the Growth Enterprise Market of the Stock Exchange. Three of the principal associates of HIL, being Hong Kong and China Gas, Hong Kong Ferry and Miramar, are listed on the Main Board of the Stock Exchange. The HIL Directors have confirmed that, upon privatisation of HIL, they do not intend to make any significant changes to the existing businesses or make significant disposals of assets in the near future, other than in the ordinary course of business.

It was announced on 29th November, 2002 (the "Second Announcement Day") that HLD, having taken into consideration the views of various HIL Shareholders, had decided to increase the Cancellation Price as originally announced on 5th November, 2002 from HK$7.35 per Scheme Share to HK$7.60 per Scheme Share, representing an increase of approximately 3.40%. HLD has stated that it would not further increase the Cancellation Price. Following this announcement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

The board of HLD has stated that it does not intend to dispose, or procure any of the Controlling Parties to dispose, of any of their beneficial interests in HIL or any of the principal associates of the HIL Group following implementation of the Proposal. HIL will, subject to the approval of the Stock Exchange, withdraw the listing of the HIL Shares on the Stock Exchange. However, in the event that the Proposal is not approved or withdrawn or lapses, it is intended that HIL will maintain the listing of the HIL Shares on the Stock Exchange. Both HLD and HIL have also confirmed that no material discussions have commenced, or are taking place, with any third party regarding the disposal of any major assets of the HIL Group.

HIL is owned as to approximately 73.48% by HLD and is one of the seven listed companies within the HLD Group. The board of HLD has stated the reasons for the Proposal in the section headed "Background to, and reasons for, the Proposal" in the Explanatory Statement contained in the Document. As a result of the Proposal, an opportunity is available to all of the holders of Scheme Shares to realise their investments in HIL at a premium over the prevailing market price of the HIL Shares. We consider this choice being made available is in the interests of the Independent Minority Shareholders, especially after we have reviewed other aspects of the Proposal which we will discuss in the ensuing sections of this letter.

Historical financial performance and future growth

According to the 2002 Annual Report of HIL, sale of properties and rental income represented approximately 45.7% of its turnover and rental income alone accounted for approximately 45.4% of the turnover of the HIL Group for the year ended 30th June, 2002. Meanwhile, our analysis below shows that the share of results of associates contributed to approximately 55.5%, 86.3% and 88.6% of the adjusted profit before taxation for the three years ended 30th June, 2002 respectively. Share of results of Hong Kong and China Gas alone accounted for approximately 47.5%, 72.1% and 74.4% of the adjusted audited consolidated profit before tax of the HIL Group for the three years ended 30th June, 2002 respectively.

An excerpt of the key financials from the audited consolidated results of the HIL Group for the three years ended 30th June, 2002 are set out below:

	Year ended 30th June,			Percentage change	
	2000	**2001**	**2002**	**2001/2000**	**2002/2001**
	HK$ million	*HK$ million*	*HK$ million*	%	%
Turnover	817	1,051	1,183	28.6	13.1
Profit from operations *(Note 1)*	1,215	366	306	(69.9)	(16.4)
Share of results of associates *(Note 2)*	1,337	1,481	1,580	10.7	6.7
Profit before taxation	1,823	2,225	2,033	22.1	(8.6)
Profit attributable to the HIL Shareholders	1,608	1,978	1,780	23.0	(10.0)

Sources: 2001 and 2002 Annual Reports of HIL

Adjusted profit before taxation *(Note 3)*	2,410	1,715	1,783	(28.8)	4.0

Notes:

1. Profit from operations

	2000 *HK$ million*	2001 *HK$ million*	2002 *HK$ million*
Gross profit	611	499	588
Other operating income	10	96	92
Gain on disposal of investments in securities	1,239	101	2
(Deficit) surplus on revaluation of investments in securities	32	(49)	(64)
Impairment loss on property, plant and equipment recognised	(345)	—	(60)
Selling and distribution costs	(197)	(110)	(77)
Administrative expenses	(128)	(167)	(175)
Other operating expenses	(7)	(4)	—
Profit from operations	1,215	366	306

2. For information purposes, the following is a breakdown of the share of results of the associated companies of HIL for the three years ended 30th June, 2002:

	2000 *HK$ million*	2001 *HK$ million*	2002 *HK$ million*
Hong Kong and China Gas	1,145	1,236	1,326
Hong Kong Ferry	58	89	51
Miramar	64	85	134
Other non-listed associates	70	71	69
Share of results of associates	1,337	1,481	1,580

Source: HIL

3. The adjusted profit before taxation is calculated using the audited consolidated profit before taxation for each of the three years ended 30th June, 2002, adjusted by excluding the gains and losses on disposal of interests in subsidiaries and associates for the respective years as well as the provisions for impairment in values in associates and in a jointly controlled entity for the respective years as follows:

	2000	**2001**	**2002**
	HK$ million	*HK$ million*	*HK$ million*
Profit before taxation	1,823	2,225	2,033
Add:			
Loss on disposal of interests in subsidiaries	—	—	4
Impairment in value of			
associates	559	23	—
jointly controlled entity	28	49	—
Less:			
Gain on disposal of interests in			
subsidiaries	—	(582)	—
associates	—	—	(134)
Impairment in value of associates written back	—	—	(120)
Adjusted profit before taxation	2,410	1,715	1,783

Sources: 2001 and 2002 Annual Reports of HIL

Although turnover of the HIL Group showed an upward trend, the rate of increase slowed from approximately 28.6% to 13.1% during the three-year period under review. The increase in turnover for the year ended 30th June, 2001 from that of 2000 was mainly due to an increase in rental income of approximately HK$63.8 million and the consolidation of infrastructural projects in the accounts of HIL, which were held by an associated company previously and HIL increased its stake in the associated company from approximately 44.06% to 64.06% for the year ended 30th June, 2001 so that the associated company became a subsidiary. Therefore, turnover from the toll roads and bridges increased from zero to approximately HK$161 million for the year ended 30th June, 2001. A full year turnover from the toll roads and bridges was consolidated in the accounts of HIL for the following year ended 30th June, 2002, thus increasing the turnover of HIL by approximately HK$60 million. Increase in rental income accounted for approximately HK$92.6 million of the increase in turnover for the same year. Despite the turnover moving upward from approximately HK$817 million to HK$1,188 million, the profit from operations during this period under review dropped from approximately HK$1,215 million to HK$306 million. For the year ended 30th June, 2000, HIL disposed of the majority of its holding in China Telecom Corporation Limited (currently renamed as China Mobile (Hong Kong) Limited) which resulted in a gain of approximately HK$1,206 million. The stake in China Telecom Corporation Limited was acquired as a strategic investment during the initial public offering of its shares and was disposed of when the market price was attractive. For the year ended 30th June, 2001, HIL also realised a gain of approximately HK$30 million on the disposal of shares of China Telecom Corporation Limited. In the same year, HIL also realised a gain on disposal of B-shares of China-listed companies during that more active period of the B-shares market. There was no major disposal of, or trading in, equity securities for the year ended 30th June, 2002.

Impairment loss on property, plant and equipment in 2000 was due to provisions made on properties to reflect the then market valuations. The valuation on properties between the two years ended 30th June, 2001 did not have any material change, thus no provision was made for the year ended 30th June, 2001. For the financial year 2002, impairment in value of the data-center equipment and facilities of Henderson Cyber of approximately HK$60 million was provided for in the accounts.

Although there were contributions from gains on disposal of investment in securities and provisions made on properties plants and equipment, the timing and amounts of such gains and provisions will be uncertain in the future.

Rental income accounted for approximately 45.4% and 68.6% of the turnover and operating profit respectively of the HIL Group for the year ended 30th June, 2002. Rental income has become a steady source of income to the HIL Group. Performance of the local economy has adversely affected the property rental market and local consumer spending. However, according to the 2002 Annual Report of HIL, the major retail shopping properties owned by the HIL Group, which accounted for approximately 62.6% of the investment properties of the HIL Group, were able to maintain an overall occupancy rate of approximately 93% while rental levels generally remained steady.

Regarding the recent new housing policy measures put forward by the Hong Kong Government in mid-November 2002, we concur with the HIL Directors who are of the view that the effect of such measures will initially be on the residential properties sales market. Since the value of the residential properties held for sale in Hong Kong accounted for only approximately 1.55% of the entire property portfolio of the HIL Group as at 31st October, 2002, the HIL Directors expect the immediate impact of the new housing policy measures on the value of the property portfolio of the HIL Group will not be significant.

Hotel and retailing operations represented approximately 17.0% and 7.6% of the turnover and operating profit respectively of the HIL Group for the year ended 30th June, 2002. The downturn of the local and foreign economy resulted in the two Newton Hotels of the HIL Group recording an operating loss of approximately HK$10.59 million for the financial year 2002. Room tariffs were subject to pressure for downward adjustments. The HIL Group currently operates a total of six outlets of Citistore department stores.

Toll fee income accounted for approximately 18.6% and 33.7% of the turnover and operating profit respectively of the HIL Group for the year ended 30th June, 2002. The toll bridge and toll road joint venture operations of the HIL Group in the PRC continued to make contributions to the profit of the HIL Group. However, as indicated by the HIL Directors, due to the efforts of the PRC government to enhance the road and bridge infrastructure of the country, there is an increasing number of toll roads and bridges being built. According to the HIL Directors, the toll fee income last year dropped on a year-on-year basis. Based on the above, we consider the expectation of the HIL Directors that the toll projects would face more competition from the nearby toll roads and bridges to be reasonable.

We have discussed with the HIL Directors and we concur with their view that rental property portfolio, investment in infrastructural projects, business in hotel and retailing operations, together with contributions from associated companies, have been contributing

steady income to the HIL Group. As mentioned above and further discussed below, the Independent Minority Shareholders should note that the HIL Group has become more dependent on the earnings contribution from its associates and the future earnings growth of HIL will depend much on the contributions from the associated companies.

Income attributable to the share of results of associates has been trending up during this review period, increasing from approximately HK$1,337 million to HK$1,580 million during the three years ended 30th June, 2002. These amounts represented approximately 55.5%, 86.3% and 88.6% of the adjusted profit before taxation for the three years ended 30th June, 2002 respectively. This trend shows an increasing dependence of the HIL Group on the earnings contributions from its associates. In summary, the earnings growth of HIL is becoming more dependent on its associates.

As Hong Kong and China Gas is owned as to approximately 36.42% by HIL and approximately 74.4% of the adjusted audited consolidated profit before taxation of the HIL Group for the year ended 30th June, 2002 was attributable to the share of results from Hong Kong and China Gas, we reviewed the growth of Hong Kong and China Gas in order to form a view on its impact on the growth of HIL. Meanwhile, performances of Miramar and Hong Kong Ferry have improved over the last three years ended respectively 31st March, 2002 and 30th June, 2002, their respective profit contributions represented approximately 6.6% and 2.5% of the profit before taxation of HIL for the year ended 30th June, 2002. We will not elaborate further on the results of these two companies, but will focus on the main profit contributing associate, Hong Kong and China Gas. Set out below is a graph showing the historical turnover and profit performance of Hong Kong and China Gas for the last ten financial years:

10-year turnover and profit of Hong Kong and China Gas


HK$ million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Turnover
Profit attributable to shareholders
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year ended 31st December

Sources: 2001 Annual Report of Hong Kong and China Gas

Utilities in developed cities are stable businesses as illustrated in the graph above showing the ten-year trend of the turnover and profit attributable to the shareholders of Hong Kong and China Gas. Turnover of Hong Kong and China Gas grew approximately 3.1% for the year ended 31st December, 2001 and fell approximately 1.1% for the six-month interim period ended 30th June, 2002. The profit attributable to the shareholders only grew approximately 1.65% for the year ended 31st December, 2001 and approximately 0.15% for the interim period ended 30th June, 2002. Although Hong Kong and China Gas is actively developing China business to expand its market, the time for pay back on such investments and the performance of such investments are both uncertain. According to a press release of Hong Kong and China Gas on 8th November, 2002, the warm weather and the poor economy in Hong Kong for the first nine months of 2002 had a negative impact on gas sales. Hong Kong and China Gas has frozen its tariffs and monthly maintenance charge since January 1998 and has no present plan to adjust gas tariffs.

Looking at the audited consolidated turnover, gross profit and net profit attributable to the HIL Shareholders for the past three years of the HIL Group, the growth of the HIL Group has been on a downward trend and unstable. Based on the historical financials of the past three years, HIL has also become more dependent on its associates, its future growth potential may be directly impacted by the earnings growth of its associates, especially by that of Hong Kong and China Gas as discussed above.

The Proposal can be considered to be an opportunity for the Minority Shareholders to liquidate their investments in HIL for other alternative investments. The swapping of potentially steady growth investments for other investments is especially conducive when the Cancellation Price is at a premium over the market price of the HIL Shares. Although some investors may prefer investments with steady growth, we believe that giving the opportunity to the Minority Shareholders to realise their investments in HIL at a premium over the market price is in the interests of the Independent Minority Shareholders.

Dividend

The following table shows the dividend related statistics of the HIL Group for the last five financial years:

For the year ended 30th June,	Dividend per HIL Share *HK$*	Earnings per HIL Share *HK$*	Dividend pay-out ratio *%*	Average daily closing price of the HIL Share for the year then ended *HK$*	Dividend yield *%*
1998	0.24	0.36	66.67	6.51	3.69
1999	0.22	0.39	56.41	4.66	4.72
2000	0.23	0.57	40.35	5.61	4.10
2001	0.23	0.70	32.86	5.46	4.22
2002	0.22	0.63	34.92	6.23	3.53

Sources: 2002 Annual Report of HIL and Bloomberg

The dividend per HIL Share has been fairly constant for the last five years ended 30th June, 2002, ranging from HK$0.22 to HK$0.24 per HIL Share. However, the dividend payout ratio has steadily decreased from approximately 66.67% in 1998 to approximately 34.92% in 2002 due to the HIL Directors' intention to retain cash to further reduce gearing. The dividend yield calculated using the annual average daily closing price of the HIL Shares also show an overall decreasing trend since 1999, with the dividend yield dropping from approximately 4.72% to 3.53% in 2002. Despite the downward trend, an average dividend yield of approximately 4.05%, calculated by applying the dividend yield ratios of the last five financial years, is attractive when compared to the average Hang Seng Index dividend yield for the last five years up to and including the Second Announcement Day of approximately 2.9%. However, there is no assurance that the dividend yield of HIL will remain the same.

We are of the view that the Proposal offering the Cancellation Price, which represents a premium over the market price of the HIL Shares while allowing the Minority Shareholders an opportunity to swap their investments in HIL Shares into other investments, is in the interests of the Minority Shareholders and hence the Independent Minority Shareholders.

HIL Share price performance

The table below sets out the highest and lowest trading prices and the average closing prices of the HIL Shares of each month for the period commencing from 1st May, 2002 and up to and including the Latest Practicable Date:

Month	Closing price Highest	Closing price Lowest	Monthly average daily closing price
	HK$	*HK$*	*HK$*
2002			
May	7.35	6.45	6.85
June	6.95	6.55	6.75
July	6.75	6.20	6.47
August	6.60	5.95	6.18
September	6.35	6.00	6.18
October	6.15	5.80	6.01
November	7.40	5.75	7.22
December (Up to and including the Latest Practicable Date)	7.55	7.40	7.48

Source: Stock Exchange website (www.hkex.com.hk)

The highest and lowest trading prices of the HIL Shares as from 1st May, 2002 and up to and including the Latest Practicable Date were HK$7.55 (on 2nd December, 2002) and HK$5.75 (on 1st November, 2002) respectively. The Cancellation Price of HK$7.60 per Scheme Share represents a premium of approximately 0.66% and 32.17% respectively over the highest and lowest trading prices of the HIL Shares during the period under review.

The table below shows a summary of the premiums based on the Cancellation Price of HK$7.60 per Scheme Share over the various closing prices on the dates and periods listed below:

Trading day	Closing price	Premium based on the Cancellation Price
Latest Practicable Date	7.40	2.70%
Second Announcement Day	7.40	2.70%
4th November, 2002, being the last trading day prior to the issue of the Announcement (the "Pre-suspension Day")	5.95	27.73%

Period	Average closing price	Premium based on the Cancellation Price
5 trading days up to and including the Pre-suspension Day	5.87	29.47%
10 trading days up to and including the Pre-suspension Day	5.95	27.73%
30 trading days up to and including the Pre-suspension Day	6.03	26.04%
60 trading days up to and including the Pre-suspension Day	6.12	24.18%
180 trading days up to and including the Pre-suspension Day	6.39	18.94%

Source: Stock Exchange website (www.hkex.com.hk)

The graph below further illustrates the daily closing prices of the HIL Shares quoted on the Stock Exchange from 1st November, 2000 up to and including the Latest Practicable Date:

Price chart of the HIL Shares


HK$
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Cancellation Price of HK$7.60 per Scheme Share
1-Nov-00
1-Dec-00
1-Jan-01
1-Feb-01
1-Mar-01
1-Apr-01
1-May-01
1-Jun-01
1-Jul-01
1-Aug-01
1-Sep-01
1-Oct-01
1-Nov-01
1-Dec-01
1-Jan-02
1-Feb-02
1-Mar-02
1-Apr-02
1-May-02
1-Jun-02
1-Jul-02
1-Aug-02
1-Sep-02
1-Oct-02
1-Nov-02
Latest Practicable Date

Source: Bloomberg

As illustrated in the above share price chart, the closing prices of the HIL Shares traded below the Cancellation Price of HK$7.60 per Scheme Share at all times for the two years before the Latest Practicable Date. Following the Announcement, the HIL Shares rose to and close at HK$7.40 on both days of the Second Announcement Day and the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Scheme is unsuccessful or the Proposal is withdrawn or lapses. We are of the view that, as mentioned in the section headed "Prospect of an alternative offer and further increase of the Cancellation Price" below, due to the substantial stake in HIL held by HLD, it is unlikely that any independent third party will be making an offer, better or worse than the Cancellation Price, for the HIL Shares. Furthermore, in the section headed "Background to, and reasons for, the Proposal" above, we have referred to the fact that HLD has no intention of disposing of or procuring the Controlling Parties to dispose of their HIL Shares to any third party and HLD will not further increase the Cancellation Price. Given that the historical prices of the HIL Shares during the recent years have fallen below the Cancellation Price, which will not be further increased by HLD, and that a competing offer is not likely, an exit price higher than the Cancellation Price may not likely be available to the Minority Shareholders in the near future. Therefore, we consider that the Cancellation Price is reasonable and in the interests of the Independent Minority Shareholders.

Price earnings multiple

The graph below illustrates the PER of the HIL Shares between the period of 1st November, 2000 and the Latest Practicable Date, and the PER represented by the Cancellation Price:

PER chart of the HIL Shares


PER of approximately 12.06 represented by the Cancellation Price
PER
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0
PER of the HIL Shares
1-Nov-00
1-Dec-00
1-Jan-01
1-Feb-01
1-Mar-01
1-Apr-01
1-May-01
1-Jun-01
1-Jul-01
1-Aug-01
1-Sep-01
1-Oct-01
1-Nov-01
1-Dec-01
1-Jan-02
1-Feb-02
1-Mar-02
1-Apr-02
1-May-02
1-Jun-02
1-Jul-02
1-Aug-02
1-Sep-02
1-Oct-02
1-Nov-02
Latest Practicable Date

Source: Bloomberg

As can be seen from the above graph, the PER of approximately 12.06 represented by the Cancellation Price and the earnings per HIL Share for the year ended 30th June, 2002 is higher than all PERs of the HIL Shares achieved within the last 2 years before the Latest Practicable Date.

Following the Announcement, the daily closing price of the HIL Shares rose to HK$7.40 on both days of the Second Announcement Day and the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the PER may return to a lower level.

Based on its historical PER of the HIL Shares, the Scheme provides an opportunity for the Minority Shareholders to realise their investments at a higher PER. Accordingly, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders and the Cancellation Price is fair and reasonable.

Liquidity

The following table sets out the trading volume of the HIL Shares for the period commencing from 1st May, 2002 and up to and including the Latest Practicable Date:

	Monthly trading volume	Percentage of monthly trading volume to total issued HIL Shares *(Note 1)*	Percentage of monthly trading volume to public float of the HIL Shares *(Note 2)*
2002			
May	45,351,228	1.61%	6.56%
June	28,275,500	1.00%	4.09%
July	28,318,033	1.01%	4.09%
August	20,294,500	0.72%	2.93%
September	24,946,888	0.89%	3.61%
October	26,929,714	0.96%	3.89%
November	120,575,697	4.28%	17.43%
- From 1st November to Pre-suspension Day	*3,846,334*	*0.14%*	*0.56%*
- From the date of the Announcement and up to and including the Second Announcement Day	*116,729,363*	*4.14%*	*16.87%*
December (up to and including the Latest Practicable Date)	19,779,000	0.70%	2.86%
From the date of the Announcement and up to and including the Latest Practicable Date	136,508,363	4.85%	19.73%

Notes:

1. Based on 2,817,327,395 HIL Shares in issue.

2. Based on the public float of approximately 691,732,472 HIL Shares.

Source: Stock Exchange website (www.hkex.com.hk)

As shown in the table above, the monthly trading volume of the HIL Shares during the six-month period before the Pre-suspension Day dropped from the highest trading volume recorded in May 2002, of approximately 1.61% of the total issued share capital of HIL, or approximately 6.56% of the HIL Shares held by the public, to approximately 0.96% of the total issued share capital of HIL, or approximately 3.89% of the HIL Shares held by the public in October 2002. From the date of the Announcement and up to and including the Latest Practicable Date, the trading volume of the HIL Shares increased significantly to 136,508,363 HIL Shares, representing approximately 4.85% of the total issued HIL Shares and approximately 19.73% of the HIL Shares held by the public. The monthly trading volume of the HIL Shares in November was approximately 4.28% of the total issued share capital of HIL, or approximately 17.43% of the HIL Shares held by the public. Based on the trading volume of the HIL Shares since May 2002, it is not likely, in our opinion, that the relatively active trading

volume of the HIL Shares recorded since the Pre-suspension Day will continue if the Proposal is withdrawn or lapses. Given the relatively low level of liquidity of the HIL Shares before the release of the Announcement, the Independent Minority Shareholders would not be able to sell a significant number of their HIL Shares in the market without depressing the market price of the HIL Shares. The Proposal represents an opportunity for the Minority Shareholders to dispose of their investment in HIL at the Cancellation Price. Therefore, we are of the view that the Scheme is in the interests of the Independent Minority Shareholders as an opportunity is available to them to liquidate their holdings in HIL at a price that is at a premium over the market price, even when the holdings are in sizable blocks.

Net asset value

The Cancellation Price of HK$7.60 per Scheme Share represents a premium of approximately 12.09% to the NTAV per HIL Share of approximately HK$6.78 and a premium of approximately 16.21% to the Adjusted NTAV per HIL Share of approximately HK$6.54 as shown in Section 6 of Appendix I to the Document.

We have assessed the daily closing price of the HIL Shares against the net tangible asset value based on the then latest published audited accounts of HIL (the "Latest NTAV") per HIL Share from 1st November, 2000 to the Latest Practicable Date. Set out below is a graph showing the premium or discount of the daily closing price of the HIL Shares over/to the Latest NTAV per HIL Share:

Premium/discount of closing price over/to the Latest NTAV per HIL Share


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
Premium of approximately 16.21% represented by the Cancellation Price
1-Nov-00
1-Dec-00
1-Jan-01
1-Feb-01
1-Mar-01
1-Apr-01
1-May-01
1-Jun-01
1-Jul-01
1-Aug-01
1-Sep-01
1-Oct-01
1-Nov-01
1-Dec-01
1-Jan-02
1-Feb-02
1-Mar-02
1-Apr-02
1-May-02
1-Jun-02
1-Jul-02
1-Aug-02
1-Sep-02
1-Oct-02
1-Nov-02
Latest Practicable Date

Sources: Bloomberg

It can be seen that the HIL Shares have traded at discounts to the Latest NTAV per HIL Share for most of the days during the last two years. Before the date of the Announcement, the biggest trading premium over the then Latest NTAV per HIL Share was approximately 7.61% on 17th May, 2002 while the deepest trading discount to the then Latest NTAV per HIL Share was approximately 29.27% on 13th November, 2000. On the Pre-suspension Day, the discount of the closing price to the Latest NTAV per HIL Share was approximately 12.24%. On the Second Announcement Day and the Latest Practicable Date, the premiums of the closing prices over the respective Latest NTAV per HIL Share were both approximately 9.14%. Based on the historical trend, in the absence of the Proposal it is unlikely that the discount to the Latest NTAV per HIL Share will become a premium of approximately 16.21% over the Adjusted NTAV per HIL Share represented by the Cancellation Price. Therefore, we are of the view that the Cancellation Price is reasonable and in the interests of the Independent Minority Shareholders.

Market Value Adjusted NTAV (as defined below)

As book value does not always reflect the market value of the assets held by a company, we believe that it is also necessary to look at the market values of the underlying listed assets held by HIL. We believe that this is a more up-to-date value of HIL to the HIL Shareholders. We have examined the value of each HIL Share in two components: (i) the market value of the interests of HIL in its listed subsidiary, being Henderson Cyber, and associated companies, being Hong Kong and China Gas, Hong Kong Ferry and Miramar; and (ii) the net asset value of the residual net tangible assets held by HIL. For easy reference, we have termed this combined value as the Market Value Adjusted NTAV.

We have compared the Market Value Adjusted NTAV per HIL Share as at the Latest Practicable Date with the Cancellation Price of HK$7.60 per Scheme Share. Taking the share prices of the listed subsidiary and associated companies of HIL on the Latest Practicable Date, the Market Value Adjusted NTAV per HIL Share is calculated as follows:

(i) Market value of the listed subsidiary and associated companies held by HIL

Company	**Percentage shareholding held by HIL**	**Market capitalisation**	**Attributable market value to HIL**	**Equivalent value per HIL Share**
	%	*HK$ million* *(Note 1)*	*HK$ million*	*HK$* *(Note 2)*
	(a)	(b)	(c) = (a) x (b)	
Henderson Cyber	66.67%	1,300	867	0.31
Miramar	43.67%	3,319	1,449	0.51
Hong Kong and China Gas	36.42%	58,616	21,348	7.58
Hong Kong Ferry	30.98%	2,049	635	0.22
			Market value of the listed subsidiary and associated companies per HIL Share	HK$8.62

Notes:

1. Being the closing price of the subsidiary and each associated company of HIL on the Latest Practicable Date multiplied by the latest published number of shares in issue of the respective subsidiary and associated companies of HIL.

2. Being column (c) divided by 2,817,327,395 HIL Shares in issue.

Sources: Bloomberg and 2002 Annual Report of HIL

(ii) Residual net tangible assets

	HK$'000
Adjusted NTAV as shown in Section 6 of Appendix I to the Document	18,425,439
Less:	
Share of interests in listed associates	(12,537,618)
Share of interests in listed subsidiary	(531,467)
Residual net tangible assets	5,356,354
Residual net tangible assets per HIL Share	HK$1.90

Sources: 2001 and 2002 Annual Reports of HIL

(iii) Market Value Adjusted NTAV per HIL Share

Market value of the listed subsidiary and associated companies per HIL Share as illustrated in part (i) above	HK$8.62
Residual net tangible assets per HIL Share	HK$1.90
Market Value Adjusted NTAV per HIL Share	HK$10.52
Discount of the Cancellation Price to the Market Value Adjusted NTAV per HIL Share	27.76%

We have compared the Market Value Adjusted NTAV per HIL Share of each day with the daily closing prices of the HIL Shares for that same day for the last two years from 1st November, 2000 up to and including the Latest Practicable Date. We noted that daily closing price of the HIL Shares was consistently at a discount to the corresponding Market Value Adjusted NTAV per HIL Share during the period under review. The graph below shows such discounts over the last two years from 1st November, 2000 to the Latest Practicable Date:

Discount of daily closing price of the HIL Shares to the daily Market Value Adjusted NTAV per HIL Share


Discount (%)
60.00
50.00
40.00
30.00
20.00
10.00
0
Maximum discount of approximately 49.71% on 27th November, 2000
Discount represented by the Cancellation Price to the Market Value Adjusted NTAV per HIL Share of approximately 27.76%
Minimum discount of approximately 29.59% on 4th September, 2001
1-Nov-00
1-Dec-00
1-Jan-01
1-Feb-01
1-Mar-01
1-Apr-01
1-May-01
1-Jun-01
1-Jul-01
1-Aug-01
1-Sep-01
1-Oct-01
1-Nov-01
1-Dec-01
1-Jan-02
1-Feb-02
1-Mar-02
1-Apr-02
1-May-02
1-Jun-02
1-Jul-02
1-Aug-02
1-Sep-02
1-Oct-02
1-Nov-02
Latest Practicable Date

Sources: Bloomberg and 2001 and 2002 Annual Report of HIL

We noted that the daily closing price of the HIL Shares was consistently at a discount to the daily Market Value Adjusted NTAV during the period under review. The discounts ranged from the lowest of approximately 29.59% (on 4th September, 2001) to the highest of approximately 49.71 % (on 27th November, 2000), indicating that the market has, at least in the last two years, valued the HIL Shares at discounts from approximately 29.59% to 49.71% to the value of its underlying investments.

Meanwhile, the Cancellation Price is at a discount of approximately 27.76% to the Market Value Adjusted NTAV of approximately HK$10.52 per HIL Share on the Latest Practicable Date. This discount is lower than all discounts of the daily closing prices to the corresponding Market Value Adjusted NTAV per HIL Share in the last two years. On the Pre-suspension Day, the closing price of HK$5.95 per HIL Share represented a discount of approximately 44.20% to the then Market Value Adjusted NTAV per HIL Share. On the Second Announcement Day, the closing price of HK$7.40 per HIL Share represented a discount of approximately 31.23% to the then Market Value Adjusted NTAV per HIL Share. On the Latest Practicable Date, the closing price of HK$7.40 per HIL Share represented a discount of approximately 29.66% to the then Market Value Adjusted NTAV per HIL Share. As such, the Cancellation Price values the HIL Shares better than all of the values the market has placed on the HIL Shares during the last two years before the Latest Practicable Date. Accordingly, notwithstanding that the discount represented by the Cancellation Price to the Market Value Adjusted NTAV is approximately 27.76% per HIL Share, we consider that the level of discount is acceptable.

We have used this Market Value Adjusted NTAV basis to value the HIL Shares because this approach is similar to a "breakup value" approach except without the discount resulting from a mass sell down of assets as in the case of breaking up a company. We consider using the discounted cash flow approach inappropriate as it involves assumptions which are uncertain and subjective. For example, one may have to assume that for a start, there is no major change in the market and economic conditions in the markets in which HIL operates. Other assumptions would be the rental rates of the rental properties of HIL remaining at certain levels or growing at certain rates.

However, the Independent Minority Shareholders should note that although the Market Value Adjusted NTAV of approximately HK$10.52 per HIL Share is one of the relevant bases for comparison, whether this value is realisable or not in the market is uncertain. The reason being that if the shares of all the listed subsidiary and associated companies attributable to the HIL shareholdings held by the Independent Minority Shareholders are sold simultaneously in the market, their prices will be depressed and the values we used in the analysis will not be achievable even if all other market factors remain constant. Although HIL can attempt to negotiate for a block sale of its holdings in listed subsidiary and associated companies to benefit from the control premium, such sale is subject to the availability of a willing buyer. This is especially likely in the case of Henderson Cyber where its average monthly trading volume from January 2002 to November 2002 was in the region of 209,000 shares. Its share price has also dropped continuously from HK$0.73 per share on 8th January, 2002 to HK$0.26 per share on the Latest Practicable Date. Another consideration that the Market Value Adjusted NTAV per HIL Share of approximately HK$10.52 may be uncertain is that Hong Kong and China Gas, Hong Kong Ferry and Miramar are all listed companies and their share prices fluctuate and are affected by market and other economic factors or their respective intrinsic factors. In particular, the share price of Hong Kong and China Gas stood at an average PER range of between approximately 14.3 and 21.0 for the past three years up to the Latest Practicable Date while the other two Hong Kong power utility companies had ranges of approximately 8.3 to 15.1 and approximately 8.8 to 12.3 respectively for the same period. Despite Hong Kong and China Gas having a unique advantage in terms of its market position given that it has a dominant market share of gas supplying service in Hong Kong, the recent public pressure on utility companies to lower their rates may have an impact on its share price. Lastly, the realisation of all of the properties held by the HIL Group would take considerable time and the total amount realised would depend on the state of the property market which has been depressed in recent years.

Comparable Companies

To help evaluate the fairness and reasonableness of the premium or discount represented by the Cancellation Price to the underlying assets of HIL, we have made comparisons with comparable companies. Since HIL is one of the constituent stocks of the Hang Seng Property Index, we have identified the other eight constituent stocks *(Note 9)* in the Hang Seng Property Index as comparable companies (the "Comparable Companies"). The principal activities of these companies include property investment and development. We have further reviewed the 33 Hang Seng Index constituent stocks (other than the nine Hang Seng Property Index constituent companies) and reviewed all of the non-bank companies in order to identify comparable companies. From our review, we have chosen and included into our group of Comparable Companies all the companies that hold two or more listed subsidiaries and/or associated companies. With this criterion, we have identified and included The Wharf (Holdings) Limited, New World Development Company Limited, Hutchison Whampoa Limited and Swire Pacific Limited "A" in our group of Comparable Companies. The Comparable Companies have a market capitalisation of between approximately HK$6.36 billion and HK$234.49 billion as at the Latest Practicable Date and a net asset value (based on the latest published consolidated accounts) of between approximately HK$18.16 billion and HK$210.48 billion. Since the market value of each Comparable Company is more than the aggregate market value of its listed subsidiaries and/or associated companies, while this is not the case for HIL, using the Market Value Adjusted NTAV as a basis for comparison would be inappropriate. Furthermore, the underlying residual net asset value other than the listed subsidiaries and/or associates are not publicly available for all the Comparable Companies, we would not be able to obtain a consistent and comparable Market Value Adjusted NTAV for all such companies. Therefore, we consider using the Market Value Adjusted NTAV basis for the Comparable Companies unsuitable and net asset values of the Comparable Companies are used as the bases for comparison instead. The table below illustrates the level of premium or discount of the share price to the net asset value per share of each of the Comparable Companies and HIL:

	Closing share price on the Latest Practicable Date	Market capitalisation on the Latest Practicable Date	Latest published audited net asset value per share	Latest published audited consolidated net asset value	Premium/(Discount) of share price to net asset value per share
	HK$	*HK$ million*	*HK$*	*HK$ million*	*%*
Comparable Companies in the Hang Seng Property Index:					
Cheung Kong	57.75	133,758	71.87	166,472 *(Note 1)*	(19.65)
Hang Lung Group *(Note 9)*	6.85	9,068	13.72	18,160 *(Note 2)*	(50.07)
Hang Lung Properties	7.50	21,670	9.04	26,112 *(Note 2)*	(17.04)
Henderson Land	27.30	47,014	33.01	56,852 *(Note 2)*	(17.30)
Hysan *(Note 9)*	6.15	6,363	20.47	21,177 *(Note 1)*	(69.96)

	Closing share price on the Latest Practicable Date HK$	Market capitalisation on the Latest Practicable Date HK$ million	Latest published audited net asset value per share HK$	Latest published audited consolidated net asset value HK$ million	Premium/ (Discount) of share price to net asset value per share %
Sino Land	2.775	10,725	6.65	25,719 (Note 2)	(58.27)
Sun Hung Kai Properties	52.50	126,048	53.56	128,598 (Note 2)	(1.98)
Wheelock	5.70	11,582	13.03	26,485 (Note 3)	(56.25)
Other Comparable Companies:					
Hutchison Whampoa	55.00	234,485	49.37	210,481 (Note 1)	11.40
New World Development	4.625	10,020	24.77	53,651 (Note 2)	(81.33)
Swire Pacific "A"	32.20	30,167	47.00	44,033 (Note 1)	(31.49)
Wharf (Holdings)	17.20	42,097	22.27	54,513 (Note 1)	(22.77)
Simple average of all the Comparable Companies					(34.56)
Simple average of nine Comparable Companies (Note 8)					(44.94)
HIL	7.40	20,848	6.54 (Note 4)	18,425 (Note 5)	13.15
Cancellation Price:					
Compared to the Adjusted NTAV per HIL Share	**7.60** (Note 6)		**6.54** (Note 4)		**16.21**
Compared to the Market Value Adjusted NTAV per HIL Share	7.60 (Note 6)		10.52 (Note 7)		(27.76)

Notes:

1. Based on the relevant interim report for the six months ended 30th June, 2002.
2. Based on the relevant Annual Report for the year ended 30th June, 2002.
3. Based on the relevant Annual Report for the year ended 31st March, 2002.
4. Adjusted NTAV per HIL Share.
5. Adjusted NTAV.
6. Cancellation Price.
7. Market Value Adjusted NTAV per HIL Share.
8. The nine Comparable Companies with market capitalisation and net asset value of less than HK$100 billion.
9. Since 2nd December, 2002, both Hang Lung Group Limited and Hysan Development Company Limited no longer belong to the Hang Seng Property Index. However, due to the fact that these two companies were still the Hang Seng Property Index constituents on the Pre-suspension Day and the Second Announcement Day, for comparison reason, we consider it appropriate to include them as the Comparable Companies.

Sources: Bloomberg, Annual Reports and interim reports of the Comparable Companies

The Comparable Companies traded from a discount to net asset value of approximately 81.33% to a premium over net asset value of approximately 11.40%. The simple average discount of all the Comparable Companies is approximately 34.56%. Since the market capitalisation of HIL as at the Latest Practicable Date and the Adjusted NTAV were approximately HK$20.85 billion and HK$18.43 billion respectively, we consider making comparison with those Comparable Companies of comparable size, that is with market capitalisation and net asset value of less than HK$100 billion, would be more meaningful. As a result, the average discounts of the closing prices to the net asset value per share of the nine Comparable Companies with market capitalisation and net asset value of less than HK$100 billion is approximately 44.94%.

HIL traded at a premium of approximately 13.15% over the Adjusted NTAV per HIL Share on the Latest Practicable Date. Meanwhile, the Cancellation Price offers a premium of approximately 16.21% over the Adjusted NTAV per HIL Share and represents a discount of approximately 27.76% to the Market Value Adjusted NTAV per HIL Share on the Latest Practicable Date. We are of the view that due to the discounts put on property companies by the market, it is unusual to find property companies that are valued at a premium. Although the historical HIL Share prices reflected narrow discounts to the Latest NTAV per HIL Share, we believe that in the absence of the Proposal, the Independent Minority Shareholders will find it difficult to achieve an exit price with a premium of approximately 16.21% over the Adjusted NTAV per HIL Share for the HIL Shares. Furthermore, the discount of approximately 27.76% represented by the Cancellation Price to the Market Value Adjusted NTAV per HIL Share on the Latest Practicable Date is below the average discount of the market price to the net asset value per share of approximately 34.56% of all the Comparable Companies and is also lower than the average discount of approximately 44.94% of the nine Comparable Companies with market capitalisation and net asset value of less than HK$100 billion. We, therefore, consider the Cancellation Price fair and reasonable and is in the interests of the Independent Minority Shareholders.

Privatisation precedents

The level of discount to the Market Value Adjusted NTAV per HIL Share as at the Latest Practicable Date represented by the Cancellation Price is approximately 27.76%. In assessing whether this level of discount is fair and reasonable, we have briefly reviewed all of the successful privatisation proposals which have been announced since January 2001 in Hong Kong and have summarised below the key statistics of these precedents:

Company	Date of privatisation proposal	Principal activities	Offer price (HK$)	Premium over average closing share price: Last trading day (%) (Note 1)	Premium over average closing share price: 30 trading days (%)	Premium over average closing share price: 60 trading days (%)	Adjusted consolidated net tangible asset value per share (HK$)	Premium/(Discount) of offer price to adjusted consolidated net tangible asset value per share (%)
Concord Land Development Company Limited	February 2001	Property development in Hong Kong and the PRC	1.40	66.67	65.62	74.53	6.33	(77.88)
Evergo China Holdings Limited	August 2001	Property investment in Hong Kong and the PRC	0.18	55.17	65.39	59.72	0.82	(78.05)
Grand Hotel Holdings Limited (A share offer)	August 2002	Management and ownership of hotels and service apartments	1.84	116.47	117.49	108.07	1.84	0
IMC Holdings Limited	January 2002	Ship-owning, operation and trading of vessels, ship management, crew agency and investment in shipyards	1.60	5.96	23.27	27.44	2.70	(40.74)
Lam Soon Food Industries Limited	March 2002	Manufacturing and trading of food products	2.90	31.82	31.72	33.46	6.11	(52.54)

Company	Date of privatisation proposal	Principal activities	Offer price (HK$)	Premium over average closing share price: Last trading day (%) (Note 1)	30 trading days (%)	60 trading days (%)	Adjusted consolidated net tangible asset value per share (HK$)	Premium/(Discount) of offer price to adjusted consolidated net tangible asset value per share (%)
Ryoden Development Limited	August 2002	Property investment and development in Hong Kong and the PRC	0.80	53.85	74.04	65.52	1.12	(28.57)
The Mingly Corporation Limited	January 2001	Investing in and developing principally high technology companies and property development	0.70	29.63	55.84	55.30	1.05	(33.33)
Average				**51.37**	**61.91**	**60.57**		**(44.44)**
Proposal:								
Compared to the Adjusted NTAV			**7.60**	**27.73** *(Note 2)*	**26.04**	**24.18**	**6.54**	**16.21**
Compared to the Market Value Adjusted NTAV			**7.60**	**27.73** *(Note 2)*	**26.04**	**24.18**	**10.52**	**(27.76)**

Sources: Bloomberg and offer documents of the above privatisation companies

Notes:

1. The last trading day prior to the announcement of the respective privatisation proposals

2. Pre-suspension Day

We note that the Cancellation Price of HK$7.60 per Sch ie Share represents a premium of approximately 16.21% over the Adjusted NTAV per HIL S e and a discount to the Market Value Adjusted NTAV per HIL Share as at the Latest P icable Date of approximately 27.76%. The above precedents have offer prices which are stly at deeper discounts to the adjusted consolidated net tangible asset value than that rep rted by the Cancellation Price to the Market Value Adjusted NTAV per HIL Share as at Latest Practicable Date. The discount of approximately 27.76% is below the average disc t of approximately 44.44% of the privatisation precedents. We also note that the premium e Cancellation Price over the closing price of the HIL Shares on the Pre-suspension Day i thin the range of those for the other privatisation precedents. Accordingly, we consider t ancellation Price is fair and reasonable.

Prospect of an alternative offer and further increase of Cancellation Price

HIL is approximately 73.48% held by HLD, which has inf ed us that it did not have any intention to sell its controlling shareholding in HIL. Conseq ly, the Independent Minority Shareholders should note that, without the support of HLD, i unlikely that there will be a third party offer or proposal for the Scheme Shares. In addit 1, it was announced on 29th November, 2002 that HLD would not further increase the Car ellation Price. Following this announcement, HLD will not be allowed to increase the Canc lation Price of HK$7.60 per Scheme Share, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code. Therefore, if the Proposal is withdrawn or lapses, the price of the HIL Shares may return to its historical trading range and trading volume. Therefore, the Proposal is, in our view, an opportunity for the holders of Scheme Shares to liquidate their investments in the HIL Shares at a premium, regardless of the shareholding size to be liquidated. The Proposal and its terms are, therefore, in the interests of the Independent Minority Shareholders.

CONCLUSIONS AND RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

- the leveling financial performance of the HIL Group for the preceding three financial years;
- the Proposal provides a cash exit and an opportunity for all of the holders of Scheme Shares to realise their investments in HIL at a premium over the closing prices of the HIL Shares over the two-year period before the Latest Practicable Date;
- the Cancellation Price of HK$7.60 per Scheme Share is at a premium over the trading price of HK$4.68 to HK$7.55 per HIL Share over the two-year period before the Latest Practicable Date;
- the Cancellation Price represents a PER of approximately 12.06 and this being higher than all PERs of the HIL Shares achieved over the two-year period before the Latest Practicable Date;

- the discount represented by the Cancellation Price to the Market Value Adjusted NTAV per HIL Share as at the Latest Practicable Date of approximately 27.76% is below the average discounts to the net assets value of approximately 34.56% represented by the closing prices of the Comparable Companies on the Latest Practicable Date, and is also lower than the average discount of approximately 44.94% of the nine Comparable Companies with market capitalisation and net asset value of less than HK$100 billion;

- the discount represented by the Cancellation Price to the Market Value Adjusted NTAV per HIL Share as at the Latest Practicable Date of approximately 27.76% is less than all of the discounts represented by the daily closing prices of HIL over the two-year period before the Latest Practicable Date;

- the discount represented by the Cancellation Price to the Market Value Adjusted NTAV per HIL Share as at the Latest Practicable Date of approximately 27.76% is below the average discounts to the net tangible asset value of approximately 44.44% represented by the offer price of other recent Hong Kong privatisation proposals;

- the decreasing trend of dividend pay-out ratio of HIL and dividend yield of the HIL Shares;

- the low trading volume in the HIL Shares, with monthly trading generally less than 2% of the total issued HIL Shares and 7% of the free float of the HIL Shares from May 2002 to the Pre-suspension Day;

- the absence of an alternative offer, which is unlikely to be successful without the approval or support of HLD; and

- the Cancellation Price will not be further increased to over HK$7.60 per Scheme Share by HLD.

Having considered the above, we consider the terms of the Proposal, in particular the Cancellation Price, are fair and reasonable so far as the Independent Minority Shareholders are concerned. Accordingly, we recommend the Independent Director to advise the Independent Minority Shareholders to vote in favour of the relevant resolutions, which will be proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Scheme.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

This Explanatory Statement constitutes the statement required under Section 166A of the Companies Ordinance.

SCHEME OF ARRANGEMENT FOR THE CANCELLATION OF THE SCHEME SHARES AND THE PAYMENT OF THE CANCELLATION PRICE

INTRODUCTION

It was announced on 5th November, 2002 that HLD had requested the HIL Directors to put forward the Proposal to the Minority Shareholders for consideration.

It was further announced on 29th November, 2002 that HLD, having taken into consideration the views of various HIL Shareholders, had decided to increase the Cancellation Price as originally announced on 5th November, 2002 from HK$7.35 per Scheme Share to HK$7.60 per Scheme Share, representing an increase of 3.4%. HLD has stated that it would not further increase the Cancellation Price. Following this announcement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

The purpose of this Explanatory Statement is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Minority Shareholders the other relevant information.

A letter from the Board is set out on pages 8 to 17 of this document. A letter from the Independent Director, together with a letter from Platinum to the Independent Director, in connection with the Proposal are set out on pages 18 to 45 of this document. The terms of the Scheme are set out on pages 132 to 138 of this document.

SUMMARY OF THE PROPOSAL

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation and extinguishment of all of the Scheme Shares. Forthwith upon such reduction of capital taking effect, the authorised share capital of HIL will be increased to its former amount of HK$600,000,000 by the creation of such number of new HIL Shares as is equal to the number of the Scheme Shares cancelled. The credit which will arise in HIL's books of account as a result of the reduction of capital will be applied in paying up in full at par the new HIL Shares so created, which will be allotted and issued, credited as fully paid, to HLD or as HLD may direct. Accordingly, HIL will become a wholly owned subsidiary of HLD. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the holders of Scheme Shares whose names must appear on the Register at the Record Time will be entitled to receive the Cancellation Price, which is HK$7.60 for each Scheme Share held.

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of Scheme Shares.

As at the Latest Practicable Date, there were no outstanding options, warrants or convertible securities issued by HIL. On the bases of the Cancellation Price and of a total of 2,817,327,395 HIL Shares outstanding as at the Latest Practicable Date, the entire issued share capital of HIL is valued at about HK$21,412 million under the Proposal. The amount of cash required for the payment of the Cancellation Price is about HK$5,678 million. HLD has stated that it intended to finance the payment of the Cancellation Price from bank borrowings. HLD has, among others, two syndicated loan facilities of HK$5,500,000,000 and HK$1,000,000,000 and their respective agents are BNP Paribas Hong Kong Branch and Wing Lung Bank Limited. The payment of interest on, and repayment of or security for, any loan facilities will not depend to any significant extent on the business of HIL. HSBC is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HIL and all of the holders of Scheme Shares subject to the fulfillment or waiver, as applicable, of the following conditions:

(a) the approval of the Scheme by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HIL Shares that are voted either in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all of the HIL Shares held by the Independent Minority Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the authorised and issued share capital of HIL) by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at the Extraordinary General Meeting;

(c) the sanction of the Scheme (with or without modifications) and confirmation of the reduction of capital involved in the Scheme by the High Court;

(d) an office copy of the order of the High Court, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies in Hong Kong;

(e) the Authorisations having been obtained or made from, with or by (as the case may be) the Relevant Authorities in Hong Kong or other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is

not expressly provided for, or is in addition to requirements expressly provided for, in the relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(g) all bank and other necessary consents which may be required under any existing contractual obligations of HIL having been obtained.

Condition (a) is the combined effect of Section 166 of the Companies Ordinance and Rule 2.10 of the Takeovers Code. In so far as the statutory requirement for the sanction of the Scheme by the High Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 691,732,472 HIL Shares held by the Independent Minority Shareholders as at the date of this document, 10% of such HIL Shares amounted to 69,173,247 HIL Shares.

HLD reserves the right to waive Conditions (e), (f) and (g) or any of them, either in whole or in respect of any particular matter. Conditions (a) to (d) cannot be waived as they are imposed either by law or by the Takeovers Code. All of the Conditions will have to be fulfilled or waived, as applicable, on or before 31st March, 2003 or such later date as the High Court may allow in relation to the Scheme, otherwise the Proposal will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 29th January, 2003. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the High Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 31st March, 2003 or such later date as the High Court may allow and the holders of Scheme Shares will be notified accordingly by press announcements.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price represents:

(i) a premium of about 27.7% over the closing price of HK$5.95 per HIL Share as quoted on the Stock Exchange on 4th November, 2002, being the last trading day prior to the suspension of trading in the HIL Shares pending the issue of the Announcement;

(ii) a premium of about 29.5% over the average closing price of HK$5.87 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the five trading days up to and including 4th November, 2002;

(iii) a premium of about 26.9% over the average closing price of HK$5.99 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the 20 trading days up to and including 4th November, 2002;

(iv) a premium of about 24.2% over the average closing price of HK$6.12 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 4th November, 2002; and

(v) a premium of about 2.7% over the closing price of HK$7.40 per HIL Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The Minority Shareholders should note that payment to the HIL Shareholders whose names appear on the Register on 18th December, 2002, of the 11 cents final dividend, which has been recommended by the HIL Board but is pending approval at the forthcoming annual general meeting of HIL to be held on 18th December, 2002, is not dependent on the outcome of the Proposal.

Historical share price information on the HIL Shares is set out in Section 2 of Appendix III to this document.

Net Tangible Assets

The Cancellation Price represents:

(i) a premium of about 12.1% over the NTAV per HIL Share of about HK$6.78; and

(ii) a premium of about 16.2% over the Adjusted NTAV per HIL Share of HK$6.54.

Earnings

The HIL Group's audited consolidated profit attributable to the HIL Shareholders for the year ended 30th June, 2002 was approximately HK$1,780 million, representing earnings per HIL Share of approximately 63 cents as shown in the Consolidated Income Statement in Section 2 of Appendix I to this document. When compared with the HIL Group's audited consolidated profit attributable to the HIL Shareholders of approximately HK$1,978 million in respect of the previous financial year which is equivalent to earnings per HIL Share of approximately 70 cents, this represents a year-on-year reduction in profit attributable to the HIL Shareholders of 10%.

Based on the earnings per HIL Share for the year ended 30th June, 2002, the Cancellation Price would represent a PER for HIL Shares of about 12.1. This represents a premium of about 27.7% over the PER of about 9.4 based on the closing price of HK$5.95 per HIL Share on 4th November, 2002.

Dividend Yield

Based on the Cancellation Price and the dividends for the year ended 30th June, 2002, the dividend yield for the HIL Shares would be about 2.9%.

BACKGROUND TO, AND REASONS FOR, THE PROPOSAL

As stated in the Announcement, the board of directors of HLD considers that the Proposal will result in a leaner structure of the HLD Group through the elimination of the listing of HIL, being one of the HLD Group's listed vehicles. At the same time, HLD's indirect interests in Hong Kong and China Gas, Hong Kong Ferry, Miramar and Henderson Cyber, all listed subsidiary or associated companies of HIL, will be increased with resulting benefits to the HLD Group.

The principal activities of both HLD and HIL include property development and investment. The consolidation of such active operations of HLD and HIL is expected to result in better utilisation of resources for both HLD and HIL and, therefore, the resultant consolidated business is expected to operate in a more efficient manner.

The HIL Directors have been informed by the board of directors of HLD that the latter took into consideration the following factors in arriving at the Cancellation Price:

— over the two years ended 4th November, 2002, being the day immediately preceding the Announcement, the HIL Shares traded within the range of HK$4.68 to HK$7.35 per HIL Share with an average closing price of HK$6.05 per HIL Share;

— the Cancellation Price represents a premium of about 12.1% over the NTAV per HIL Share of HK$6.78 and a premium of about 29.5% and 24.2% respectively over the 5-day and 60-day average closing price per HIL Share up to and including 4th November, 2002;

— on 4th November, 2002, the shares in Hong Kong and China Gas traded at a historic PER of 19.3, which is at the high end of the historic PER range of 14.3 to 21.0 for the Hong Kong and China Gas shares over the 36 months preceding 4th November, 2002;

— the expected returns from other potential investment opportunities for HLD;

— the final dividend of HK$0.11 per HIL Share for the year ended 30th June, 2002 already recommended by the HIL Board and that the Minority Shareholders will be entitled to receive such dividend if it is approved at the forthcoming annual general meeting of HIL; and

— the views of various HIL Shareholders on the original cancellation price of HK$7.35 per Scheme Share.

The HIL Board have decided to put forward the Proposal to the Minority Shareholders for their consideration as it is their belief that the Proposal provides an opportunity for all of the holders of Scheme Shares to realise their investments in HIL at a premium over the market price of the HIL Shares during the two-year period preceding 29th November, 2002.

Upon the Scheme becoming effective, HIL will become a wholly owned subsidiary of HLD. It is the intention of HLD to maintain the existing businesses of the HIL Group upon the privatisation of HIL.

INFORMATION RELATING TO THE HIL GROUP

History

HIL was incorporated in Hong Kong with limited liability and the HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company. The principal activities of the subsidiaries of HIL are property development and investment, investment holding, infrastructure, department store operation, retailing and hotel business, security guard services and information technology development in Hong Kong.

HIL Group Structure


65.21%
Dr. Lee Shau Kee
(Note)
HLD
1.43%
73.48%
HIL
0.18%
36.42%
30.98%
43.67%
66.67%
Hong Kong and China Gas
Hong Kong Ferry
Miramar
Henderson Cyber
18.05%

Note:

Dr. Lee Shau Kee is taken to be interested in HLD by virtue of the SDI Ordinance. The HLD Shares in which Dr. Lee Shau Kee is taken to be interested are beneficially owned by Henderson Development Limited and its subsidiaries. Details of such interest are set out in Note 1 to paragraph (b)(i) in Section 3 of Appendix III to this document.

Business

An analysis of the HIL Group's turnover and operating profit or loss before interest expenses for each of the years ended 30th June, 2001 and 2002 by reference to its activities is set out below:

	Year ended 30th June,			
	2002		2001	
	Turnover	Operating profit/(loss)	Turnover	Operating profit/(loss)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Sale of properties	2,967	713	8,825	2,265
Rental income	539,976	295,267	447,366	276,752
Hotel operation	84,696	24,534	97,563	33,339
Sale of goods	116,791	8,017	87,128	11,923
Security guard services	73,373	9,219	71,087	12,280
Toll fee income	220,992	145,335	160,926	107,730
Information technology services income	67,437	(85,310)	28,306	(130,858)
Others	82,090	32,933	149,550	2,192
	1,188,322	430,708	1,050,751	315,623

Property rental

Rental income has become a steady source of income to the HIL Group. Performance of the local economy, similar to that of the United States of America, has been subject to volatility. This has adversely affected the property rental market and local consumer spending. However, the major retail shopping properties owned by the HIL Group were able to maintain an overall occupancy rate of 93% in the financial year ended 30th June, 2002 whilst rental levels generally remained steady. Such resilience as shown from the HIL Group's rental property portfolio is mainly a result of the positioning strategy adopted by the HIL Group whereby most of its retail shopping podiums are located in new towns and at the existing and planned mass transportation networks.

Hotel and retailing operations

The negative impact of the economic developments occurring both locally as well as overseas has resulted in the HIL Group's two Newton Hotels recording an operating loss in the financial year ended 30th June, 2002. Room tariffs were subject to pressure for downward adjustments notwithstanding that the average occupancy rate was maintained at 89%, being the same as that recorded in the previous financial year.

In respect of the retailing operations, the HIL Group now operates a total of six outlets of Citistore department stores.

Infrastructural projects

In the financial year ended 30th June, 2002, the toll bridge and toll road joint venture operations of the HIL Group in the PRC continued to make contributions to the HIL Group's profit. The turnover and profit of these two categories of business operations amounted in total to HK$222 million and HK$145 million respectively.

Subsidiary and associated companies

Hong Kong and China Gas

Hong Kong and China Gas is 36.42% owned by the HIL Group. The number of customers of Hong Kong and China Gas reached 1,436,984 as at 30th June, 2002, representing an increase of approximately 5% over that of the previous year. With respect to the energy business of Hong Kong and China Gas, investment in mainland gas projects in line with the environmental policy of the PRC has been a long term strategic priority for its core business development. In particular, Hong Kong and China Gas has participated in environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East gas pipeline project. During the last financial year, Hong Kong and China Gas concluded sino-foreign joint venture projects for the transmission of natural gas in three mainland cities each with vast territories, large population and prosperous commercial and industrial activities, namely Zhuhai in Guangdong Province, Taizhou in Jiangsu Province and Zibo in Shandong Province. Recently, Hong Kong and China Gas entered into a framework agreement with Nanjing General Gas Company to establish a sino-foreign city gas joint venture and the total investment for the project will be RMB1.2 billion.

Hong Kong and China Gas strives to strengthen its environmentally-friendly energy business in Hong Kong by expanding its filling station services to meet the demand for liquefied petroleum gas from the existing 16,000 taxis and 200 light buses. ECO Stations' current market share is approximately 32% and the business of ECO Stations generates steady revenue.

According to a press release of Hong Kong and China Gas on 8th November, 2002, the warm weather and the poor economy in Hong Kong for the first nine months of 2002 had a negative impact on gas sales. Hong Kong and China Gas has frozen its tariffs and monthly maintenance charge since January 1998 and has no present plans to adjust gas tariffs.

On the property development front, besides participating in two large development projects — Two International Finance Centre of Airport Railway Hong Kong Station project and Sai Wan Ho Ferry Concourse project — which are presently under construction, Hong Kong and China Gas has agreed to co-operate with HLD in the development of Ma Tau Kok South Plant Site, which will provide a total gross floor area of over 1.1 million sq. ft. and is expected to be completed in 2005.

Hong Kong Ferry

Hong Kong Ferry is 30.98% owned by the HIL Group. Profits of Hong Kong Ferry for the financial year ended 30th June, 2002 were mainly derived from the pre-sale of the residential

units of Metro Harbour View. Subsequent to the successful pre-sale of Phase 1 of Metro Harbour View in late 2001, Phase 2 was launched in April 2002. The accumulated total number of units sold was approximately 1,500. Phases 1 and 2 are expected to be completed by late 2002 and late 2003 respectively.

Miramar

Miramar is 43.67% owned by the HIL Group. Miramar now manages a total of ten hotels and service apartments with five in Hong Kong and five in the PRC. Faced with the negative impact of the terrorist attack in the United States of America, Miramar's flagship, Hotel Miramar, recorded a modest decline in its occupancy rate to 85% during the year ended 31st March, 2002. It is expected that the entry of the PRC into the World Trade Organisation and its hosting of the Olympic Games in 2008 will facilitate the growth of the tourism industry as well as the economic recovery of Hong Kong, which will benefit the overall business development of Miramar.

Henderson Cyber

Henderson Cyber is 66.67% owned by the HIL Group. Henderson Cyber reported a turnover of HK$67.5 million for the financial year ended 30th June, 2002, representing an increase of 1.4 times over that registered in the previous financial year as a result of the substantial increase shown in its retail business. Other revenue, mainly represented by interest income from deposits and debt securities, was recorded at a much lower level as compared to that of the previous financial year due to the significant fall in interest rates during the year under review. In the long run, Henderson Cyber seeks to integrate its existing businesses and, where feasible, to offer one-stop shopping while exploring a range of partnerships and alliances with leading technology companies to accelerate access to technologies and further enhance the relationship with the large customer bases of the HLD Group and Hong Kong and China Gas.

Financial information

A summary of the audited consolidated results of the HIL Group for each of the years ended 30th June, 2001 and 2002 is set out below:

	Year ended 30th June,	
	2002	**2001**
	HK$'000	*HK$'000*
Turnover	1,188,322	1,050,751
Operating profit	306,025	366,256
Profit before taxation	2,032,651	2,224,809
Profit after taxation but before minority interests	1,782,519	1,989,328
Profit attributable to the HIL Shareholders	1,780,158	1,977,849
Dividends	(619,812)	(648,492)
Earnings per HIL Share	HK$0.63	HK$0.70

Net tangible assets

The NTAV of the HIL Group as at 30th June, 2002 was approximately HK$19,099 million, equivalent to HK$6.78 per HIL Share. The Adjusted NTAV is approximately HK$18,425 million, equivalent to HK$6.54 per HIL Share. Details of the Adjusted NTAV are set out in Section 6 of Appendix I to this document.

Dividends

An interim dividend of HK$0.11 per HIL Share was declared and paid by HIL on 24th April, 2002. The HIL Shareholders whose names appear on the Register on 18th December, 2002 will be paid a final dividend of HK$0.11 per HIL Share on 19th December, 2002, subject to the approval of the HIL Shareholders at the annual general meeting of HIL to be held on 18th December, 2002. For the avoidance of doubt, it should be noted that payment of such final dividend is not dependent on the result of the Proposal or the Scheme, which is not expected to become effective on or before 18th December, 2002.

Liquidity and financial resources

As at 30th June, 2002, the gearing ratio of the HIL Group which was calculated on the basis of the total net bank borrowings as a ratio of the HIL Group's shareholders' fund amounted to 4.5% (2001: 4.7%).

The total net bank borrowing of the HIL Group, after deducting cash holdings of approximately HK$668 million, amounted to approximately HK$896 million as at 30th June, 2002. Except for a very small portion of the bank borrowings related to a member of the HIL Group, all of the HIL Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the HIL Group's bank loans and borrowings outstanding as at the end of the two previous financial years are summarised respectively as follows:

	As at 30th June,	
	2002	**2001**
	(In HK$'000)	*(In HK$'000)*
Bank loans and borrowings repayable:		
Within 1 year	431,189	274,154
After 1 year but within 2 years	996,304	751,421
After 2 years but within 5 years	70,870	858,170
After 5 years	65,275	96,980
Total bank loans and borrowings	1,563,638	1,980,725
Less: cash at bank and in hand	(667,601)	(1,080,547)
Total net bank borrowings	896,037	900,178

The interest expense of the HIL Group was recorded at approximately HK$66 million (2001: HK$136 million) for the past financial year and showed a substantial decrease as a

result of the low interest rate environment. Bank loans and borrowings of the HIL Group, which are primarily obtained from international banks in Hong Kong with interests mainly based on agreed interest margins over the Hong Kong Interbank Offer Rate, are mainly of floating rate in nature.

As of 30th June, 2002, the shareholders' fund of the HIL Group amounted to approximately HK$19,959 million (2001: HK$19,250 million), which is similar to that recorded at the end of the previous financial year. The HIL Group is in a strong financial position and possesses a large capital base and its net debt position remains low in comparison. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the HIL Group has adequate financial resources for funding its ongoing operations as well as future expansion.

FUTURE INTENTIONS

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL, nor does it intend to discontinue any of the HIL Group's businesses following the implementation of the Proposal. It is the intention of HLD to maintain the existing businesses of the HIL Group upon implementation of the Proposal.

The HIL Directors have confirmed that, upon the privatisation of HIL, they do not intend to make any significant changes to the existing businesses or make significant disposals of assets or interests in the listed subsidiary or associated companies of HIL in the near future, other than in the ordinary course of business.

Whether or not the Proposal is implemented, the HIL Directors do not have any intention to make any significant changes to the existing businesses, employment of the staff of the HIL Group or any significant redeployment of its fixed assets.

The HIL Directors intend that the listing of the HIL Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES, THE EXCLUDED PARTIES AND THE HIL DIRECTORS

As at the date of this document, the Controlling Parties beneficially own an aggregate of 2,070,243,859 HIL Shares, representing about 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will not be represented or voted at the Court Meeting to approve the Scheme. The Controlling Parties have also stated that such HIL Shares will similarly not be represented or voted at the Extraordinary General Meeting to approve and give effect to the Scheme.

In view of the interests of HLD in the Proposal and the direct or indirect relationships between the Excluded Parties and HLD as explained in the following paragraph, all of the 55,351,064 HIL Shares of the Excluded Parties which represent approximately 1.97% of the issued capital of HIL, although forming part of the Scheme Shares, will not be represented or voted at the Meetings as the Excluded Parties are deemed to be acting in concert with HLD under the Takeovers Code.

Dr. Lee Shau Kee, as the Chairman of the board of directors of HLD and its Managing Director, is deemed under the SDI Ordinance to be interested in the HIL Shares beneficially owned by the Controlling Parties. In addition, he is interested personally and, under the SDI Ordinance, taken to be interested through Fu Sang in an aggregate of 40,395,084 HIL Shares, representing approximately 1.43% of the issued capital of HIL as at the date of this document. Fu Sang is controlled by a unit trust in which Dr. Lee Shau Kee is taken to be interested under the SDI Ordinance. Some of the other members of the board of directors of HLD comprising Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing and Mr. Lo Tak Shing are also interested in an aggregate of 1,563,880 HIL Shares, which amounts to about 0.06% of the issued capital of HIL as at the date of this document. Mr. Ho Wing Fun, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Leung Sing and Mr. Lo Tak Shing beneficially own 1,100 HIL Shares, 959,028 HIL Shares, 6,666 HIL Shares, 150,000 HIL Shares and 404,375 HIL Shares respectively, representing in aggregate 0.05% of the issued capital of HIL as at the date of this document. In the case of Mr. Lee King Yue, he is also deemed to be interested in 42,711 HIL Shares beneficially owned by his spouse, Madam Yang Hsueh Chin, representing 0.01% of the issued capital of HIL as at the date of this document. In addition, Mr. Fung Pok Wah and Mr. Fung Chun Wah, being the sons of Madam Fung Lee Woon King who is a director of HLD, are interested in 300,000 HIL Shares and 1,751,000 HIL Shares respectively. Mr. Lam Ka Wai and Mr. Lam Ko Yu, being the brothers of Mr. Colin Lam Ko Yin who is also a director of HLD, are interested in 1,137,000 HIL Shares and 941,000 HIL Shares respectively. Mr. Lee Siu Lun, who is the brother of Dr. Lee Shau Kee, is beneficially interested in 4,857,100 HIL Shares. Because they are close relatives of certain directors of HLD, Mr. Fung Pok Wah, Mr. Fung Chun Wah, Mr. Lam Ka Wai, Mr. Lam Ko Yu and Mr. Lee Siu Lun, all of whom are collectively interested in an aggregate of 8,986,100 HIL Shares representing 0.32% of the issued capital of HIL as at the date of this document, are deemed to be acting in concert with HLD under the Takeovers Code. Tako Assets and Thommen, both of which are wholly owned subsidiaries of Hong Kong Ferry which in turn is owned as to 30.98% by HIL and, hence, HLD is indirectly interested, are beneficially interested in a total of 4,406,000 HIL Shares, representing approximately 0.16% of the issued capital of HIL as at the date of this document. In the circumstances, all of these parties, who are defined as "Excluded Parties", are deemed to be acting in concert with HLD under the Takeovers Code because of their direct or indirect relationship with HLD.

Further information in respect of the interests of the HIL Directors, whether as such directors, Excluded Parties, HIL Shareholders or creditors of HIL or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other holders of Scheme Shares, are set out under Section 3 headed "Disclosure of Interests" in Appendix III to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the Effective Date, which is expected to take place on Wednesday, 29th January, 2003. In such an event, the listing of the HIL Shares on the Stock Exchange is expected to be withdrawn on Wednesday, 29th January, 2003.

The holders of Scheme Shares will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the HIL Shares on the Stock Exchange become effective by press announcements.

If the Scheme is not approved or withdrawn or lapses, it is intended that the listing of the HIL Shares on the Stock Exchange will be maintained.

REGISTRATION AND PAYMENT

If the Scheme becomes effective, cheques for the Cancellation Price will be sent to the holders of Scheme Shares whose names must appear on the Register at the Record Time. Such cheques will be posted within ten days after the Effective Date.

It is proposed to close the Register immediately after 4:00 p.m. on Friday, 24th January, 2003, or such other date as may be notified to the Minority Shareholders by press announcements, in order to establish entitlements to the Cancellation Price under the Scheme. The Minority Shareholders or their successors in title should ensure that their HIL Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. *The share registrar of HIL is Standard Registrars Limited situate at 5th* Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

Assuming that the Scheme becomes effective on 29th January, 2003, cheques for the Cancellation Price are expected to be despatched to the holders of Scheme Shares or persons nominated by them on or before 7th February, 2003. As provided in the Scheme, on or after the day being six calendar months after the posting of such cheques, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in HIL's name with a licensed bank in Hong Kong selected by HIL. HIL shall hold such monies until the expiry of six years from the Effective Date and shall, prior to such date, make payments thereout of the sums, together with interest thereon in accordance with Clause 3(e) of the Scheme, to persons who satisfy HIL that they are respectively entitled thereto and that the cheques of which they are payees have not been cashed. On the expiry of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under the Scheme and HIL shall thereafter transfer to HLD the balance (if any) of the sums then standing to the credit of the deposit account in its name, including accrued interest subject, if applicable, to the deduction of any interest or withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

In the absence of any specific instructions to the contrary received in writing by the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, cheques will be sent to the persons whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first in the Register in respect of the joint holding. All such cheques will be sent at the risk of the persons entitled thereto and neither HLD nor HIL will be liable for any loss or delay in transmission.

OVERSEAS HOLDERS OF SCHEME SHARES

In so far as those holders of Scheme Shares not resident in Hong Kong are concerned, they may be subject to the laws of the jurisdiction in which they reside. Such holders should inform themselves of and observe any applicable legal or regulatory requirements. It is the responsibility of all overseas holders of Scheme Shares to satisfy themselves as to the full

observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental approval, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

TAXATION

The holders of Scheme Shares, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Price would make such holders of Scheme Shares liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

The High Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme (with or without modification). In so far as the sanction of the Scheme by the High Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 691,732,472 HIL Shares held by the Independent Minority Shareholders as at the date of this document, 10% of such HIL Shares amounted to 69,173,247 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

As at the date of this document, the Controlling Parties beneficially own an aggregate of 2,070,243,859 HIL Shares, representing about 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. Such HIL Shares likewise will neither be represented nor voted at the Extraordinary General Meeting to approve and give effect to the Scheme. In addition, the Excluded Parties, who as at the date of this document are collectively beneficially interested in 55,351,064 HIL Shares representing approximately 1.97% of the issued share capital of HIL, and their nominees in whose names some of the HIL Shares beneficially owned by them are registered will not, for the reasons already explained above, attend and vote at the Meetings in person or by proxy in their capacity as Minority Shareholders although, in the case of those who are HIL Directors, they may attend the Meetings as HIL Directors.

Notices of the Meetings are set out on pages 139 to 142 of this document. The Meetings will be held on Thursday, 2nd January, 2003 at the respective times specified in such notices in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong.

ACTION TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them with the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Tuesday, 31st December, 2002, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Tuesday, 31st December, 2002. Two self-addressed, pre-paid envelopes marked "For Return of Court Meeting Proxy Form — Henderson Investment Limited" and "For Return of EGM Proxy Form — Henderson Investment Limited" respectively are enclosed in order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends the Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Tuesday, 31st December, 2002 to Thursday, 2nd January, 2003 (both dates inclusive) and during such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Monday, 30th December, 2002.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Wednesday, 29th January, 2003. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme by the High Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

FURTHER INFORMATION

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Statement.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated results of the HIL Group for each of the three financial years ended 30th June, 2002:

	Year ended 30th June,		
	2002	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,188,322	1,050,751	817,208
Profit from operations	306,025	366,256	1,215,475
Shares of results of associated companies and jointly controlled company	1,580,147	1,488,874	1,362,309
Profit before taxation	2,032,651	2,224,809	1,822,991
Taxation	(250,132)	(235,481)	(214,409)
Profit after taxation	1,782,519	1,989,328	1,608,582
Minority interests	(2,361)	(11,479)	(919)
Profit for the year attributable to the HIL Shareholders	1,780,158	1,977,849	1,607,663
Dividends	(619,812)	(648,492)	(647,985)
Earnings per HIL Share (HK$)	0.63	0.70	0.57
Dividend per HIL Share (HK$)	0.22	0.23	0.23

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HIL GROUP FOR THE YEAR ENDED 30TH JUNE, 2002

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HIL Group for the year ended 30th June, 2002. The page numbers in the auditor's report below refer to the 2002 annual report of HIL.

TO THE MEMBERS OF HENDERSON INVESTMENT LIMITED
(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the financial statements on pages 37 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 3rd October, 2002

Consolidated Income Statement
for the year ended 30th June, 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4	1,188,322	1,050,751
Direct operating costs		(599,921)	(552,157)
		588,401	498,594
Other operating income	6	92,139	96,140
Gain on disposal of investments in securities		2,285	101,272
Impairment in value of investments in securities recognised		(11,002)	(16,953)
Unrealised holding loss on investments in securities		(52,504)	(31,948)
Impairment loss on property, plant and equipment recognised		(60,260)	—
Selling and distribution costs		(77,412)	(109,968)
Administrative expenses		(175,500)	(167,165)
Other operating expenses		(122)	(3,716)
Profit from operations	7	306,025	366,256
Finance costs	8	(65,559)	(135,721)
(Loss) gain on disposal of interests in subsidiaries		(4,417)	582,181
Share of results of associates		1,580,147	1,480,615
Share of results of a jointly controlled entity		—	8,259
Gain on disposal of interests in associates		134,455	—
Impairment in value of associates written back (recognised)	9	120,000	(23,122)
Impairment in value of a jointly controlled entity recognised		—	(49,251)
Amortisation of goodwill		(38,000)	—
Goodwill written off		—	(4,408)
Profit before taxation		2,032,651	2,224,809
Taxation	12	(250,132)	(235,481)
Profit before minority interests		1,782,519	1,989,328
Minority interests		(2,361)	(11,479)
Net profit for the year		1,780,158	1,977,849
Dividends	13	(619,812)	(648,492)
Earnings per HIL Share	14	HK$0.63	HK$0.70

Consolidated Balance Sheets
at 30th June, 2002

		The HIL Group		HIL	
		2002	2001	2002	2001
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
			(Restated)		(Restated)
NON-CURRENT ASSETS					
Investment properties	15	4,215,740	4,272,688	—	—
Property, plant and equipment	16	2,237,604	2,477,817	—	—
Properties held for development	17	17,053	19,975	—	—
Investments in subsidiaries	18	—	—	2,263,258	2,266,258
Interests in associates	19	13,864,189	13,600,217	167,183	394,180
Investments in securities	20	904,940	821,036	30	30
Instalments receivable		7,224	10,294	5,774	—
Amount due from an investee company	21	5,670	—	—	—
		21,252,420	21,202,027	2,436,245	2,660,468
CURRENT ASSETS					
Inventories	22	27,406	36,243	—	—
Investments in securities	20	216,700	—	—	—
Completed properties for sale	23	281,588	282,489	1,295	—
Debtors, deposits and prepayments	24	467,593	202,821	261,805	3
Instalments receivable		1,428	1,711	256	—
Amounts due from subsidiaries		—	—	10,519,951	11,104,032
Amounts due from associates	43	126,560	126,418	33,775	31,312
Amount due from an investee company	21	630	—	—	—
Pledged bank deposits	38	20,205	24,070	—	—
Bank balances and cash	38	647,396	1,056,477	214	295
		1,789,506	1,730,229	10,817,296	11,135,642
CURRENT LIABILITIES					
Creditors and accrued expenses	25	288,407	288,383	3,609	3,357
Amounts due to subsidiaries		—	—	1,474,801	2,101,171
Amounts due to associates	43	26,097	80,501	25,857	80,253
Amount due to an investee company	43	360	—	360	—
Taxation		139,812	133,608	—	—
Borrowings	26	430,772	273,150	—	—
Obligations under finance leases	27	417	1,004	—	—
		885,865	776,646	1,504,627	2,184,781
NET CURRENT ASSETS		903,641	953,583	9,312,669	8,950,861
		22,156,061	22,155,610	11,748,914	11,611,329

		The HIL Group		HIL	
		2002	**2001**	**2002**	**2001**
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
			(Restated)		(Restated)
CAPITAL AND RESERVES					
Share capital	28	563,466	563,466	563,466	563,466
Reserves	29	19,395,571	18,686,188	11,185,448	11,047,863
		19,959,037	19,249,654	11,748,914	11,611,329
MINORITY INTERESTS	30	905,106	978,352	—	—
NON-CURRENT LIABILITIES					
Borrowings	26	1,132,402	1,706,101	—	—
Obligations under finance leases	27	47	470	—	—
Amounts due to fellow subsidiaries	43	159,469	221,033	—	—
		1,291,918	1,927,604	—	—
		22,156,061	22,155,610	11,748,914	11,611,329

Consolidated Statement of Recognised Gains and Losses
for the year ended 30th June, 2002

	2002	2001
	HK$'000	*HK$'000*
Revaluation decrease on investment properties	(22,621)	(436,044)
Revaluation decrease on other properties	(94,000)	(150,000)
Net losses not recognised in the consolidated income statement	(116,621)	(586,044)
Net profit for the year	1,780,158	1,977,849
Realisation of investment property revaluation reserve	(282,733)	—
Realisation of other property revaluation reserve	(23,436)	(116,428)
	1,357,368	1,275,377
Prior year adjustment arising from the effects of changes in accounting policies — increase in dividend reserve at 1st July, 2001		338,079

Consolidated Cash Flow Statement
for the year ended 30th June, 2002

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	478,650	595,462
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		19,592	73,936
Interest paid		(53,179)	(140,510)
Interest element of finance lease payments		(226)	(162)
Dividends paid to shareholders		(648,001)	(648,294)
Dividends received from associates and investments in securities		918,459	733,723
Dividends paid to minority shareholders		(28,879)	(40,839)
NET CASH INFLOW (OUTFLOW) FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		207,766	(22,146)
TAXATION			
Hong Kong Profits Tax paid		(35,840)	(20,641)
INVESTING ACTIVITIES			
Proceeds from disposal of associates		44,254	—
Purchase of property, plant and equipment		(37,389)	(168,819)
Proceeds from disposal of property, plant and equipment		556	5,927
Payments to acquire investments in securities		(406,955)	(727,383)
Proceeds from disposal of investments in securities		41,283	760,077
Payments to acquire interests in associates		(130,650)	(153,453)
(Repayment to) advances from associates		(56,595)	30,185
Advance to an investee company		(5,940)	—
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	32	—	398
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	33	13,293	—
Decrease in pledged bank deposits		3,865	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(534,278)	(253,068)
NET CASH INFLOW BEFORE FINANCING		116,298	299,607
FINANCING	34		
Repayment to fellow subsidiaries		(61,564)	(64,282)
Repayment to minority shareholders		(46,728)	(3,765)
Repayment of obligations under finance leases		(1,010)	(134)
Issue of shares to minority shareholders		—	897,546
New bank and other loans raised		600,000	1,000,000
Repayment of bank and other loans		(1,016,879)	(1,293,193)
NET CASH (OUTFLOW) INFLOW FROM FINANCING		(526,181)	536,172

	Notes	2002 HK$'000	2001 HK$'000
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(409,883)	835,779
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,014,949	179,170
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		605,066	1,014,949
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		647,396	1,056,477
Bank overdrafts		(42,330)	(41,528)
		605,066	1,014,949

Notes to the Financial Statements
for the year ended 30th June, 2002

1 GENERAL

HIL is a public limited liability company incorporated in Hong Kong with its HIL Shares listed on the Stock Exchange. Its ultimate holding company is Henderson Development Limited, a private limited liability company incorporated in Hong Kong.

HIL is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

2 ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the HIL Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these standards has led to a number of changes in the HIL Group's accounting policies. The revised accounting policies are set out in note 3.

The adoption of these new and revised standards has resulted in the following changes to the HIL Group's accounting policies that have affected the amounts reported for the current or prior periods.

(a) Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively and the effect of this change has been to increase the HIL Group's and HIL's net assets at each of 1st July, 2000 and 30th June, 2001 by HK$338,079,000. Comparative information has been restated to reflect this change in accounting policy.

(b) Segment reporting

In the current year, the HIL Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended 30th June, 2001 have been amended so that they are presented on a consistent basis.

(c) Goodwill

In the current year, the HIL Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill previously eliminated against reserves. Accordingly, goodwill arising on acquisitions prior to 1st July, 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1st July, 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of HIL and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the HIL Group have been eliminated on consolidation.

(b) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the HIL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions after 1st July, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions prior to 1st July, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

(c) Negative goodwill

Negative goodwill represents the excess of the HIL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is deducted from the carrying value of that associate or jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from intangible assets.

(d) Investments in subsidiaries

Investments in subsidiaries are included in HIL's balance sheet at cost less any identified impairment loss.

(e) Interests in associates

The consolidated income statement includes the HIL Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30th June each year or to a date which is not more than six months before the HIL Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the HIL Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as it has not already been amortised/released to income, less any identified impairment loss.

When the HIL Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the HIL Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by HIL on the basis of dividends received and receivable during the year. In HIL's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

(f) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the HIL Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

(g) Revenue recognition

(i) Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

(ii) The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the HIL Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sale of goods from the retail business are recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the shareholders' rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services/consultancy service is recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(h) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value which is assessed annually by professional valuers of the HIL Group and at least once every three years by independent professional valuers. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve, unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(i) Hotel properties

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the HIL Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the other property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the other property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the HIL Directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(j) Development properties

Properties held for development are stated at the cost of acquisition to the HIL Group together with any attributable expenses less any identified impairment losses, where appropriate.

(k) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(l) Property, plant and equipment

Property, plant and equipment other than hotel properties are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment other than toll highway operation rights and bridges and hotel properties over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 50 years
Others	10% to 33%

Amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of a sinking fund calculation whereby annual amortisation and depreciation amounts compounded at 6% per annum will equal the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(m) Impairment

At each balance sheet date, the HIL Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that other accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

(n) Inventories

Inventories, which represent retail and catering inventories, are stated at the lower of cost and net realisable value. Costs is calculated on the weighted average cost method.

(o) Instalments receivable

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(p) **Leases**

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation the same as other owned depreciable assets unless there is no reasonable certainty that the HIL Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(q) **Development costs**

Expenditure on development is charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that the development costs will be recovered through future commercial activity. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(r) **Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(s) **Foreign currencies**

Transactions in foreign currencies are translated at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries, associates and jointly controlled entities which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

(t) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(u) Retirement benefit scheme/mandatory provident fund scheme cost

The pension costs charged in the income statement represent the contributions paid and payable in respect of the current year to the HIL Group's defined contribution schemes/mandatory provident fund schemes.

4 TURNOVER

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Sale of properties	2,967	8,825
Rental income	539,976	447,366
Hotel operation	84,696	97,563
Sale of goods	116,791	87,128
Security guard services	73,373	71,087
Toll fee income	220,992	160,926
Information technology services income	67,437	28,306
Others	82,090	149,550
	1,188,322	1,050,751

5 BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the HIL Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	sale of properties, provision of cleaning and security guard services and provision of information technology services

Segment information about these businesses is presented below:

	2002						
	Property leasing	Hotel operation	Department store	Infrastructure	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
INCOME AND RESULTS							
Turnover	539,976	84,696	142,212	220,992	200,446	—	1,188,322
Other operating income	4,199	735	1,661	532	60,743	—	67,870
External income	544,175	85,431	143,873	221,524	261,189	—	1,256,192
Inter-segment income	62,509	1,740	—	—	4,524	(68,773)	—
Total income	606,684	87,171	143,873	221,524	265,713	(68,773)	1,256,192

Inter-segment sales were charged at prices determined by management with reference to market prices.

Segment results	338,897	(10,590)	2,022	145,334	(45,352)	397	430,708
Interest income							24,269
Gain on disposal of investments in securities							2,285
Impairment in value of investments in securities recognized							(11,002)
Unrealised holding loss on investments in securities							(52,504)
Impairment loss on property, plant and equipment recognised							(60,260)
Unallocated corporate expenses							(27,471)
Profit from operations							306,025
Finance costs							(65,559)
Loss on disposal of interests in subsidiaries							(4,417)
Share of results of associates							1,580,147
Gain on disposal of interests in associates							134,455
Impairment in value of associates written back							120,000
Amortisation of goodwill							(38,000)
Profit before taxation							2,032,651
Taxation							(250,132)
Profit before minority interests							1,782,519
Minority interests							(2,361)
Net profit for the year							1,780,158

	2002					
	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
BALANCE SHEET						
Assets						
Segment assets	4,235,213	742,656	58,333	1,331,154	506,995	6,874,351
Investments in associates						13,864,189
Amount due from associates						126,560
Unallocated corporate assets						2,176,826
Consolidated total assets						23,041,926
Liabilities						
Segment liabilities	85,600	6,061	112,281	21,971	41,860	267,773
Unallocated corporate liabilities						1,910,010
Consolidated total liabilities						2,177,783
OTHER INFORMATION						
Capital additions	—	227	17,198	5,623	14,341	37,389
Depreciation and amortisation	—	(894)	(11,644)	(36,234)	(34,377)	(83,149)
Amortisation of goodwill	—	—	—	—	—	(38,000)
Impairment loss on property, plant and equipment recognized	—	—	—	—	(60,260)	(60,260)
Impairment in value of investments in securities recognized	—	—	—	—	—	(11,002)
Impairment in value of associates written back	—	—	—	—	—	120,000

	2001						
	Property leasing	**Hotel operation**	**Department store**	**Infrastructure**	**Others**	**Eliminations**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
INCOME AND RESULTS							
Turnover	447,366	97,563	188,252	160,926	156,644	—	1,050,751
Other operating income	439	—	3,981	—	17,784	—	22,204
External income	447,805	97,563	192,233	160,926	174,428	—	1,072,955
Inter-segment income	67,087	1,500	—	—	2,874	(71,461)	—
Total income	514,892	99,063	192,233	160,926	177,302	(71,461)	1,072,955

Inter-segment sales were charged at prices determined by management with reference to market prices.

Segment results	344,279	(897)	(13,150)	107,730	(116,115)	(6,224)	315,623
Interest income							73,936
Gain on disposal of investments in securities							101,272
Impairment in value of investments in securities recognized							(16,953)
Unrealised holding loss on investments in securities							(31,948)
Unallocated corporate expenses							(75,674)
Profit from operations							366,256
Finance costs							(135,721)
Gain on disposal of interest in subsidiaries							582,181
Share of results of associates							1,480,615
Share of results of a jointly controlled entity							8,259
Impairment in value of associates recognized							(23,122)
Impairment in value of jointly controlled entity recognized							(49,251)
Goodwill written off							(4,408)
Profit before taxation							2,224,809
Taxation							(235,481)
Profit before minority interests							1,989,328
Minority interests							(11,479)
Net profit for the year							1,977,849

	2001					
	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
BALANCE SHEET						
Assets						
Segment assets	4,287,320	838,796	55,149	1,364,990	639,577	7,185,832
Investments in associates						13,600,217
Amount due from associates						126,418
Unallocated corporate assets						2,019,789
Consolidated total assets						22,932,256
Liabilities						
Segment liabilities	83,377	8,385	83,458	14,440	87,993	277,653
Unallocated corporate liabilities						2,426,597
Consolidated total liabilities						2,704,250
OTHER INFORMATION						
Capital additions	—	276	21,755	6,187	140,601	168,819
Depreciation and amortization	—	(998)	(11,982)	(24,010)	(25,799)	(62,789)
Goodwill written off	—	—	—	—	(4,408)	(4,408)
Impairment in value of investments in securities recognized	—	—	—	—	—	(16,953)
Impairment in value of associates recognised	—	—	—	—	—	(23,122)
Impairment in value of jointly controlled entity recognised	—	—	—	—	—	(49,251)

Geographical segments

The HIL Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the PRC.

The following table provides an analysis of the HIL Group's revenue by geographical market, irrespective of the origin of the goods/services:

	2002			
	Hong Kong	PRC	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	961,110	227,212	—	1,188,322
Other operating income	60,570	7,300	—	67,870
External income	1,021,680	234,512	—	1,256,192
Inter-segment income	68,773	—	(68,773)	—
Total income	1,090,453	234,512	(68,773)	1,256,192
Segment results	299,937	130,374	397	430,708

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

Carrying amount of segment assets	21,658,887	1,383,039	—	23,041,926
Additions to property, plant and equipment	31,700	5,689	—	37,389

	2001			
	Hong Kong	PRC	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	881,116	169,635	—	1,050,751
Other operating income	20,353	1,851	—	22,204
External income	901,469	171,486	—	1,072,955
Inter-segment income	71,461	—	(71,461)	—
Total income	972,930	171,486	(71,461)	1,072,955
Segment results	223,575	98,272	(6,224)	315,623

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

Carrying amount of segment assets	21,509,063	1,423,193	—	22,932,256
Additions to property, plant and equipment	162,529	6,290	—	168,819

6 OTHER OPERATING INCOME

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
Compensation for early termination of tenancy agreements	187	198
Interest income	24,269	73,936
Dividend income from listed investments	28,048	8,932
Dividend income from unlisted investments	7,083	—
Sponsorship fee	1,584	1,822
Sundry income	30,968	11,252
	92,139	96,140

7 PROFIT FROM OPERATIONS

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Allowances for doubtful debts	178	9,539
Auditors' remuneration	2,969	3,119
Cost of inventories recognised as an expense	128,346	82,305
Cost of properties recognised as an expense	2,145	6,275
Amortisation of held to-maturity-securities	3,847	—
Depreciation and amortization		
Owned assets	82,450	62,262
Assets held under finance leases	699	527
Development costs	17	1,034
Loss on disposal of property, plant and equipment	7,154	815
Operating lease payments in respect of rented premises		
Minimum leases payments	85,289	75,856
Contingent rent *(Note a)*	—	277
	85,289	76,133
Operating lease payments in respect of telecommunications network facilities	12,236	—
Staff costs including HIL Directors' emoluments	221,313	197,138
and after crediting:		
Rental from investment properties net of outgoings of HK$111,209,000 (2001: HK$117,770,000)	230,627	212,672
Other rental income less outgoings *(Notes b and c)*	60,393	64,080

Notes:

a. Contingent rent payments were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

b. Including contingent rents received of HK$66,777,000 (2001: HK$16,200,000).

c. Including rental income of HK$1,894,000 (2001: HK$1,713,000) from jointly controlled assets less expenses of HK$583,000 (2001: HK$599,000).

8 FINANCE COSTS

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts and other borrowings wholly repayable within five years	57,006	107,975
Finance leases	226	162
Other borrowings	8,327	27,584
	65,559	135,721

9 IMPAIRMENT IN VALUE OF ASSOCIATES WRITTEN BACK

The amount represents reversal of an impairment loss recognised in respect of an investment in one of the HIL Group's associates in prior years. This follows a review of the carrying amount of the said investment at the balance sheet date.

10 HIL DIRECTORS' EMOLUMENTS

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
HIL Directors' fees	360	340
Other emoluments	180	—
Total emoluments	540	340

Except for HIL Directors' fees of HK$60,000 (2001: HK$60,000) and other emoluments of HK$100,000 (2001: Nil), no emoluments were paid to the independent non-executive HIL Directors during the two years ended 30th June, 2002.

The aggregate emoluments of each of the HIL Directors during the relevant periods were within the emolument band of Nil to HK$1,000,000.

There was no arrangement under which an HIL Director had waived or agreed to waive any emoluments during the year.

Certain of the HIL Directors received remuneration from HIL's intermediate holding company for services provided to the HIL Group headed by the intermediate holding company of which HIL is a member.

No apportionment has been made as the HIL Directors are of the opinion that it is impracticable to apportion this amount between their services to HIL's intermediate holding company and each of that company's subsidiaries.

11 EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the HIL Group, none of whom is a HIL Director, are as follows:

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits in kind	5,958	7,861
Contributions to retirement benefit schemes	157	102
Bonus	535	314
	6,650	8,277

Their emoluments are within the following bands:

	Number of employees	
	2002	2001
Bands		
Nil — HK$1,000,000	1	—
HK$1,000,001 — HK$1,500,000	2	3
HK$1,500,001 — HK$2,000,000	2	1
HK$2,000,001 — HK$2,500,000	—	1
	5	5

12 TAXATION

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
The charge comprises:		
Profit for the year		
Hong Kong	30,156	38,786
PRC	9,040	9,590
	39,196	48,376
Underprovision in prior years		
Hong Kong	2,893	2,744
	42,089	51,120
Share of tax on results of associates	208,043	182,973
Share of tax on results of jointly controlled entity	—	1,388
	250,132	235,481

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year. Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

Details of the unprovided deferred tax are set out in note 36.

13 DIVIDENDS

	2002 HK$'000	2001 HK$'000
Special dividend	—	507
Interim paid, 11 cents (2001: 11 cents) per HIL Share	309,906	309,906
Final proposed, 11 cents (2001: 12 cents) per HIL Share	309,906	338,079
	619,812	648,492

HIL distributed 14,086,384 shares in a subsidiary, Henderson Cyber Limited, as special dividend by way of distribution in specie to its HIL Shareholders on the basis of 1 share in Henderson Cyber Limited for every 200 HIL Shares held as at 11th July, 2000.

14 EARNINGS PER HIL SHARE

The calculation of earnings per HIL Share is based on the net profit for the year of HK$1,780,158,000 (2001: HK$1,977,849,000) and on 2,817,327,395 (2001: 2,817,327,395) HIL Shares in issue during the year. Diluted earnings per HIL Share is not shown as there were no dilutive potential shares in existence during the two years ended 30th June, 2002.

15 INVESTMENT PROPERTIES

	The HIL Group HK$'000
At 1st July, 2001	4,272,688
Revaluation decrease	(56,948)
At 30th June, 2002	4,215,740

Representing:

	The HIL Group	
	2002 HK$'000	2001 HK$'000
Long-term leasehold properties situated in Hong Kong	1,030,325	1,048,023
Medium-term leasehold properties situated in Hong Kong	3,185,415	3,224,665
	4,215,740	4,272,688

Investment properties were revalued on 30th June, 2002 on an open market value basis by Mr. Augustine Wong, MRICS, FHKIS, MCIArb, RPS (GP), a Chartered Valuation Surveyor of Henderson Valuation and Agency Limited, a fellow subsidiary of HIL. The deficit arising on revaluation of investment properties attributable to the HIL Group has been debited to the investment property revaluation reserve.

All the investment properties of the HIL Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$399,440,000 (2001: HK$408,888,000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the HIL Group's proportionate share in the valuation of the relevant properties.

16 PROPERTY, PLANT AND EQUIPMENT

	Hotel Properties	Other land and buildings	Toll highway operating rights	Bridges	Construction in progress	Leasehold improvements, equipment, furniture, fixtures and motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE HIL GROUP							
COST OR VALUATION							
At 1st July, 2001	830,000	58,765	789,529	658,262	852	413,859	2,751,267
Additions	—	427	—	168	122	36,672	37,389
Revaluation decrease	(94,000)	—	—	—	—	—	(94,000)
Disposals	—	—	—	—	—	(26,834)	(26,834)
Disposal of subsidiaries	—	(4,384)	—	—	—	(14,420)	(18,804)
Reclassification	—	—	—	(2,813)	—	2,813	—
Price adjustment *(Note a)*	—	—	—	—	—	(17,647)	(17,647)
	736,000	54,808	789,529	655,617	974	394,443	2,631,371
Comprising:							
At cost	—	54,808	789,529	655,617	974	394,443	1,895,371
At valuation 30th June, 2002	736,000	—	—	—	—	—	736,000
	736,000	54,808	789,529	655,617	974	394,443	2,631,371
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1st July, 2001	—	7,025	45,986	52,408	—	168,031	273,450
Provided for the year	—	1,262	20,301	13,498	—	48,088	83,149
Eliminated on disposals	—	—	—	—	—	(19,124)	(19,124)
Eliminated on disposal of subsidiaries	—	(570)	—	—	—	(3,398)	(3,968)
Impairment loss *(Note b)*	—	—	—	—	—	60,260	60,260
Reclassification	—	—	—	(106)	—	106	—
At 30th June, 2002	—	7,717	66,287	65,800	—	253,963	393,767
NET BOOK VALUES							
At 30th June, 2002	736,000	47,091	723,242	589,817	974	140,480	2,237,604
At 30th June, 2001	830,000	51,740	743,543	605,854	852	245,828	2,477,817

	Hotel properties		Other land and buildings		Toll highway operating rights		Bridges		Construction in progress	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Long-term leasehold properties situated in										
— Hong Kong	216,000	254,000	1	1	—	—	—	—	—	—
— PRC	—	—	959	1,002	—	—	—	—	—	—
Medium-term leasehold properties situated in										
— Hong Kong	520,000	576,000	43,077	44,094	—	—	—	—	—	—
— PRC	—	—	3,054	6,643	723,242	743,543	589,817	605,854	974	852
	736,000	830,000	47,091	51,740	723,242	743,543	589,817	605,854	974	852

Hotel properties were revalued on 30th June, 2002 on an open market value basis by Mr. Augustine Wong, MRICS, FHKIS, MCIArb, RPS (GP), a Chartered Valuation Surveyor of Henderson Valuation and Agency Limited, a fellow subsidiary of HIL.

The net book value of motor vehicles and equipment includes an amount of HK$1,087,000 (2001: HK$2,196,000) in respect of assets held under finance leases.

The HIL Group's toll highway operating rights are pledged as securities for certain bank loans.

Notes:

(a) Price adjustment represents the reduction in the original cost of network equipment and facilities acquired in prior years, granted by the manufacturer during the year.

(b) During the year, the operating scale of the information technology services has been down-sized. Based on the HIL Group's assessment of the recoverable amount of the re ated assets, the carrying amount of the data centre and network equipment and facilities were written down by HK$60,260,000.

	Furniture and equipment
	HK$'000
HIL	
COST	
At 1st July, 2001 and 30th June, 2002	21
DEPRECIATION	
At 1st July, 2001 and 30th June, 2002	21
NET BOOK VALUES	
At 30th June, 2002 and 30th June, 2001	—

17 PROPERTIES HELD FOR DEVELOPMENT

THE HIL GROUP

Included in properties held for development is net interest capitalised of HK$618,000 (2001: HK$618,000).

18 INVESTMENTS IN SUBSIDIARIES

	HIL	
	2002	2001
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,263,258	2,266,258

19 INTERESTS IN ASSOCIATES

	The HIL Group		HIL	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	167,183	394,180
Share of net assets	466,329	971,827	—	—
	466,329	971,827	167,183	394,180
Listed in Hong Kong				
Share of net assets net of provision	12,537,618	12,628,390	—	—
Goodwill on acquisition of associates	1,073,167	—	—	—
Amortisation	(45,000)	—	—	—
	1,028,167	—	—	—
Negative goodwill on acquisition of associates	(174,925)	—	—	—
Release to income statement	7,000	—	—	—
	(167,925)	—	—	—
	13,397,860	12,628,390	—	—
	13,864,189	13,600,217	167,183	394,180
Market value of listed investments	23,688,952	20,498,643	—	—

The goodwill (negative goodwill) is amortised (released) to the consolidated income statement on a straight-line basis over 20 years.

20 INVESTMENTS IN SECURITIES

	Held to maturity securities		Investment securities		Other investments		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE HIL GROUP								
Equity securities								
Listed in Hong Kong	—	—	545,674	528,941	121,314	214,979	666,988	743,920
Unlisted	—	—	50,058	61,060	40,563	16,056	90,621	77,116
	—	—	595,732	590,001	161,877	231,035	757,609	821,036
Debt securities								
Listed outside Hong Kong	83,123	—	—	—	—	—	83,123	—
Unlisted	280,908	—	—	—	—	—	280,908	—
	364,031	—	—	—	—	—	364,031	—
Market value of listed securities	84,267	—	486,140	528,941	121,314	214,979	691,721	743,920
Carrying amount analysed for reporting purposes as:								
Current	216,700	—	—	—	—	—	216,700	—
Non-current	147,331	—	595,732	590,001	161,877	231,035	904,940	821,036
	364,031	—	595,732	590,001	161,877	231,035	1,121,640	821,036

	Other investments	
	2002	2001
	HK$'000	*HK$'000*
HIL		
Equity securities		
Unlisted	30	30
Carrying amount analysed for reporting purposes as:		
Non-current	30	30

21 AMOUNT DUE FROM AN INVESTEE COMPANY

	The HIL Group	
	2002	2001
	HK$'000	*HK$'000*
The amount is repayable as follows:		
Within one year	630	—
After one year	5,670	—
	6,300	—
Less: Amount due within one year shown under current assets	(630)	—
	5,670	—

The amount is unsecured, bears interest at 10% (2001: Nil) per annum and is repayable by instalments. The last instalment is repayable in October 2006.

22 INVENTORIES

THE HIL GROUP

Inventories of HK$1,131,000 (2001: HK$12,153,000) are carried at net realisable value.

23 COMPLETED PROPERTIES FOR SALE

THE HIL GROUP

Completed properties for sale with a total carrying value of HK$30,686,000 (2001: HK$30,812,000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the HIL Group's proportionate share in the total cost of the relevant properties.

Completed properties for sale of HK$86,501,000 (2001: HK$86,501,000) are carried at net realisable value.

24 DEBTORS, DEPOSITS AND PREPAYMENTS

The HIL Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. In respect of retailing, most of transaction are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of allowances for bad debts) is as follows:

	The HIL Group	
	2002	2001
	HK$'000	*$'000*
Under 1 month overdue	29,284	32,646
1 to 3 months overdue	31,868	23,536
More than 3 months overdue but less than 6 months overdue	5,110	6,876
Over 6 months overdue	7,451	3,628
	73,713	66,686
Prepayments, deposits and other receivable	393,880	136,135
	467,593	202,821

Included in deposits is an amount of HK$2,834,000 (2001: HK$2,834,000) in respect of a rental deposit which is expected to be repaid after twelve months.

25 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade payables of the HIL Group included in creditors and accrued expenses by due date is as follows:

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Due within 1 month or on demand	140,526	118,395
Due after 1 month but within 3 months	44,240	35,036
Due after 3 months but within 6 months	4,053	5,322
Due after 6 months	4,186	26,499
	193,005	185,252
Rental deposits and other payable	95,402	103,131
Total creditors and accrued expenses	288,407	288,383

26 BORROWINGS

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Bank loans	1,494,524	1,911,403
Other loans	26,320	26,320
Bank overdrafts	42,330	41,528
	1,563,174	1,979,251
Secured	294,614	411,403
Unsecured	1,268,560	1,567,848
	1,563,174	1,979,251

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Within one year	430,772	273,150
Between one to two years	996,257	750,951
Between two to five years	70,870	858,170
After five years	65,275	96,980
	1,563,174	1,979,251
Less: Amounts due within one year and included in current liabilities	(430,772)	(273,150)
Amounts due after one year	1,132,402	1,706,101

27 OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the total minimum lease payments and the present value of the obligations under financial leases for each of the following periods are:

	The HIL Group			
	Total outstanding minimum lease payments		Present value	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not later than 1 year	487	1,221	417	1,004
Later than 1 year and not later than 5 years	51	563	47	470
	538	1,784	464	1,474
Less: Future finance charges	(74)	(310)	—	—
Present value of lease obligations	464	1,474	464	1,474
Amount due within one year shown under current liabilities			(417)	(1,004)
Amount shown under non-current liabilities			47	470

The difference between the total outstanding minimum lease payments and the present value represents the discount implicit in the leases.

The HIL Group enters into finance leasing arrangements for certain of its motor vehicles and equipment. The average term of finance leases entered into is two years.

28 SHARE CAPITAL

	2002	2001
	HK$'000	*HK$'000*
Authorised:		
3,000,000,000 HIL Shares	600,000	600,000
Issued and fully paid:		
2,817,327,395 (2001: 2,817,327,395) HIL Shares	563,466	563,466

There was no movement in the share capital of HIL for the two years ended 30th June, 2002.

29 RESERVES

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE HIL GROUP							
At 1st July, 2000							
As previously reported	3,405,705	793,860	12,909	6,158,568	—	7,350,182	17,721,224
Prior period adjustment (Note a)	—	—	—	—	338,079	—	338,079
As restated	3,405,705	793,860	12,909	6,158,568	338,079	7,350,182	18,059,303
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Deficit on revaluation							
Company and subsidiaries	(398,895)	(150,000)	—	—	—	—	(548,895)
Associates	(37,149)	—	—	—	—	—	(37,149)
Net profit for the year	—	—	—	—	—	1,977,849	1,977,849
Realisation of revaluation reserve	—	(116,428)	—	—	—	—	(116,428)
Special dividend paid	—	—	—	—	—	(507)	(507)
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	338,079	(338,079)	—
At 1st July, 2001	2,969,661	527,432	12,909	6,158,568	338,079	8,679,539	18,686,188
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Surplus (deficit) on revaluation							
HIL and subsidiaries	(56,948)	(94,000)	—	—	—	—	(150,948)
Associates	34,327	—	—	—	—	—	34,327
Net profit for the year	—	—	—	—	—	1,780,158	1,780,158
Realisation of revaluation reserve	(443)	(23,436)	—	—	—	—	(23,879)
Realisation on disposal of associates	(282,290)	—	—	—	—	—	(282,290)
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	309,906	(309,906)	—
At 30th June, 2002	2,664,307	409,996	12,909	6,158,568	309,906	9,839,885	19,395,571
HIL							
At 1st July, 2000							
As previously reported	—	—	3,461	6,158,568	—	4,533,059	10,695,088
Prior period adjustment (Note a)	—	—	—	—	338,079	—	338,079
As restated	—	—	3,461	6,158,568	338,079	4,533,059	11,033,167
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Net profit for the year	—	—	—	—	—	663,188	663,188
Special dividend paid	—	—	—	—	—	(507)	(507)
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	338,079	(338,079)	—
At 1st July, 2001	—	—	3,461	6,158,568	338,079	4,547,755	11,047,863
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Net profit for the year	—	—	—	—	—	785,570	785,570
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	309,906	(309,906)	—
At 30th June, 2002	—	—	3,461	6,158,568	309,906	4,713,513	11,185,448

Included in the above is the HIL Group's share of post-acquisition reserves of its associates as follows:

	Investment property revaluation reserve	Other property revaluation reserve	Capital reserve	Share premium account	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July, 2000	1,286,086	179,336	—	—	—	2,977,611	4,443,033
Deficit on revaluation	(37,149)	—	—	—	—	—	(37,149)
Realisation of revaluation reserve	—	(116,428)	—	—	—	—	(116,428)
Net profit for the year	—	—	—	—	—	572,850	572,850
Reclassification *(Note c)*	—	—	—	—	—	(20,833)	(20,833)
At 1st July, 2001	1,248,937	62,908	—	—	—	3,529,628	4,841,473
Surplus on revaluation	34,327	—	—	—	—	—	34,327
Realisation of revaluation reserve	(443)	(23,436)	—	—	—	—	(23,879)
Realisation on disposal of associates	(282,290)	—	—	—	—	28,177	(254,113)
Net profit for the year	—	—	—	—	—	490,867	490,867
At 30th June, 2002	1,000,531	39,472	—	—	—	4,048,672	5,088,675

Included in the above is the HIL Group's share of post-acquisition profits of its jointly controlled entity as follows:

At 1st July, 2000	—	—	—	—	—	70,902	70,902
Net profit for the year	—	—	—	—	—	6,871	6,871
Reclassification *(Note c)*	—	—	—	—	—	(77,773)	(77,773)
At 1st July, 2001	—	—	—	—	—	—	—

Notes:

(a) Proposed dividends have been restated to the dividend reserve as a result of a change in accounting policy. Details of HIL's new accounting policy adopted are set out in Note 2.

(b) HIL's reserves available for distribution to HIL Shareholders as at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$309,906,000 and HK$4,713,513,000 (2001: HK$338,079,000 and HK$4,547,755,000) respectively.

(c) Amounts represented post-acquisition profits of certain associates and a jointly controlled entity transferred to the HIL Group which became subsidiaries of HIL on 1st November, 2000.

30 MINORITY INTERESTS

THE HIL GROUP

Including amounts due to minority shareholders of HK$186,782,000 (2001: HK$200,208,000).

The minority shareholders have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and are therefore classified as non-current liabilities.

31 RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002	2001
	HK$'000	*HK$'000*
Profit before taxation	2,032,651	2,224,809
Share of results of associates	(1,580,147)	(1,480,615)
Share of results of a jointly controlled entity	—	(8,259)
Interest income	(24,269)	(73,936)
Interest expenses	65,559	135,721
Dividends from investments in securities	(35,131)	(8,932)
Depreciation and amortisation	83,149	62,789
Gain on disposal of investments in securities	(2,285)	(101,272)
Impairment in value of investments in securities recognised	11,002	16,953
Unrealised holding loss on investments in securities	52,504	31,948
Impairment loss on property, plant and equipment recognised	60,260	—
Loss (gain) on disposal of interests in subsidiaries	4,417	(582,181)
Gain on disposal of interests in associates	(134,455)	—
Impairment in value of associates (written back) recognised	(120,000)	23,122
Impairment in value of a jointly controlled entity recognised	—	49,251
Amortisation of goodwill	38,000	—
Goodwill written off	—	4,408
Impairment in value of completed properties for sale recognised	—	14,397
Impairment in value of properties held for development recognised	—	336
Allowance for doubtful debts on instalments receivable	—	9,539
Allowance for doubtful debts	178	—
Allowance for obsolete inventories	—	101
Loss on disposal of property, plant and equipment	7,154	815
Exchange losses	—	1,706
Decrease in instalments receivable	3,353	4,726
Decrease (increase) in inventories	8,621	(19,943)
Decrease in completed properties for sale	901	6,275
Increase in properties under development	—	(871)
Decrease in debtors, deposits and prepayments	841	240,676
Increase in creditors and accrued expenses	6,347	45,289
Decrease in forward sales deposits	—	(1,390)
Net cash inflow from operating activities	478,650	595,462

32 ACQUISITION OF SUBSIDIARIES

	2002	2001
	HK$'000	*HK$'000*
Net assets acquired:		
Property, plant and equipment	—	1,466,546
Interests in associates	—	16,749
Investments in securities	—	150
Inventories	—	4,982
Debtors, deposits and prepayments	—	50,440
Pledged bank deposits	—	24,070
Bank balances and cash	—	65,224
Creditors and accrued expenses	—	(43,147)
Obligations under finance leases	—	(1,410)
Taxation	—	(3,569)
Borrowings	—	(454,596)
Loan from an HIL Shareholder	—	(161,533)
Carrying value of associates and jointly controlled entity prior to *becoming subsidiaries on acquisition*	—	(344,882)
Minority interests	—	(559,259)
Net assets	—	59,765
Goodwill	—	5,061
	—	64,826
Satisfied by:		
Cash consideration paid	—	64,826
Analysis of net inflow of cash and cash equivalents in connection with the acquisition of subsidiaries:		
Cash consideration paid	—	(64,826)
Bank balances and cash acquired	—	65,224
Net inflow of cash and cash equivalents in connection with the acquisition of subsidiaries	—	398

The subsidiaries acquired last year contributed HK$149,243,000 to the HIL Group's net operating cash flow, paid HK$45,414,000 in respect of the net returns on investments and servicing of finance, paid HK$10,301,000 in respect of taxation, received HK$155,000 for investing activities and paid HK$123,169,000 in respect of financing activities last year.

The subsidiaries acquired last year contributed HK$160,926,000 to the HIL Group's turnover and HK$53,196,000 to the HIL Group's profit from operations last year.

33 DISPOSAL OF SUBSIDIARIES

	2002	2001
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	14,836	—
Property held for development	2,922	—
Inventories	216	—
Debtors, deposits and prepayments	444	—
Amount due from immediate holding company	151	—
Bank balances and cash	245	—
Creditors and accrued expenses	(814)	—
Taxation	(45)	—
Net assets	17,955	—
Loss on disposal	(4,417)	—
Total consideration	13,538	—
Satisfied by:		
Cash consideration	13,538	—
Net cash inflow arising on disposal:		
Cash consideration	13,538	—
Bank balances and cash disposed of	(245)	—
	13,293	—

The subsidiary disposed of during the year did not have any significant contribution to the HIL Group's cash flows or operating results for the year.

34 ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Obligations under finance leases	Amounts due to fellow subsidiaries	Borrowings	Minority interests
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July, 2000	—	285,315	1,776,320	141,277
New bank and other loans raised	—	—	1,000,000	—
Repayment of bank and other loans	—	—	(1,293,193)	—
Attributable profits less dividends paid	—	—	—	(29,360)
Acquisition of subsidiaries	1,410	—	454,596	559,259
Inception of finance lease contracts	198	—	—	—
Share of investment property revaluation reserve	—	—	—	(4,424)
Issue of shares to minority shareholders of subsidiaries	—	—	—	897,546
Loss on deemed disposal of subsidiaries	—	—	—	(582,181)
Net cash outflow from financing	(134)	(64,282)	—	(3,765)
At 1st July, 2001	1,474	221,033	1,937,723	978,352
New bank and other loans raised	—	—	600,000	—
Repayment of bank and other loans	—	—	(1,016,879)	—
Attributable profits less dividends paid	—	—	—	(26,518)
Net cash outflow from financing	(1,010)	(61,564)	—	(46,728)
At 30th June, 2002	464	159,469	1,520,844	905,106

35 MAJOR NON-CASH TRANSACTIONS

During the year ended 30th June, 2001, the HIL Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$198,000.

Part of the consideration from the disposal of associates of HK$257,903,000 during the year remained unsettled at the balance sheet date.

36 UNPROVIDED DEFERRED TAX

At the balance sheet date, the major components of the unprovided deferred tax assets (liabilities) are as follows:

	The HIL Group		HIL	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	(24,326)	(28,037)	—	—
Unutilised tax losses	197,684	190,809	378	3,390
Other timing differences	62	(16)	—	—
	173,420	162,756	378	3,390

The amount of the unprovided deferred tax (credit) charge for the year is analysed as follows:

	The HIL Group		HIL	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
(Shortfall) excess of tax allowances over depreciation	(3,711)	18,112	—	(1)
Tax losses (arising) utilised	(6,875)	(24,009)	3,012	(1,129)
Other timing differences	(78)	2,103	—	—
	(10,664)	(3,794)	3,012	(1,130)

The deferred tax assets primarily relating to taxation losses have not been recognised in the financial statements as it is uncertain that the resulting deferred tax assets will crystallise in the foreseeable future.

Deferred tax has not been provided on the revaluation surplus arising on the revaluation of investment properties and hotel properties as profit arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation does not constitute a timing difference for tax purpose.

37 JOINTLY CONTROLLED ASSETS

Completed properties for sale include the HIL Group's share of interest in jointly controlled assets with an aggregate book value of HK$35,493,000 (2001: HK$35,493,000). The HIL Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$451,000 (2001: HK$434,000).

38 PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$76,593,000 (2001: HK$113,411,000), was kept in other regions of the PRC and is subject to exchange control regulations.

39 EMPLOYEES RETIREMENT SCHEMES

The HIL Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$155,000 (2001: HK$274,000). As at 30th June, 2002, there was no remaining balance available to be utilised (2001: HK$15,000).

No employees of the HIL Group were eligible to join the Fund or the scheme on or after 1st December, 2000.

Employees of the HIL Group who are not members of the Fund and the scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the HIL Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the HIL Group to reduce the future contributions. No amounts were utilised in the year ended 30th June, 2002 (2001: Nil) and the balance available to be utilised as at 30th June 2002 was HK$278,000 (2001: HK$34,000).

The HIL Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The HIL Group's retirement costs charged to the income statement for the year ended 30th June, 2002 were HK$8,606,000 (2001: HK$5,404,000).

40 CAPITAL COMMITMENTS

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Contracted commitments for the acquisition of property, plant and equipment and for property development and renovation expenditure	14,579	23,808
System development costs approved by the HIL Directors but not yet contracted for	1,447	—

41 CONTINGENT LIABILITIES

	HIL	
	2002	**2001**
	HK$'000	*HK$'000*
Guarantees given to banks to secure banking facilities utilised by subsidiaries	1,242,240	1,543,517

In addition, there were contingent liabilities in respect of a performance bond guaranteed by a bank on behalf of a subsidiary of HIL amounting to HK$12,000,000 (2001: HK$19,000,000). The performance bond was provided in accordance with the terms of the fixed telecommunication network services licence granted to the HIL Group on 16th February, 2000 and amended on 30th May, 2002.

42 OPERATING LEASE COMMITMENTS

The HIL Group as lessee

At the balance sheet date, the HIL Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Not later than one year	55,154	32,612
Later than one year and not later than five years	154,300	30,590
Later than five years	256,374	4,361
	465,828	67,563

Operating lease commitments represent rentals payable by the HIL Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases are negotiated for terms of three to twenty years at fixed rental.

The HIL Group as lessor

As at the balance sheet date, the following assets were rented out under operating leases:

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Investment properties	4,215,740	4,272,688
Completed properties held for sale	230,024	216,154
Properties held for development	12,541	12,541

These assets were leased out for periods of one to three years without renewal options given to the lessees.

Contingent rent income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

As at the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods is:

	The HIL Group	
	2002	**2001**
	HK$'000	*HK$'000*
Not later than 1 year	333,278	311,416
Later than 1 year and not later than 5 years	194,379	184,315
	527,657	495,731

43 RELATED PARTY TRANSACTIONS

During the year, the HIL Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Consultancy service income	2,584	5,390	118	536	—	—
Cleaning services income	8,153	8,061	—	—	—	—
Hotel management fee income	735	661	—	—	—	—
Interest income	—	—	2,436	3,155	—	—
Management fee income	1,131	2,474	—	—	—	—
Rental income	5,596	5,843	—	—	—	—
Security guard service income	53,194	62,458	—	—	—	—
Accountancy fee paid	5,859	5,921	—	—	—	—
Agency commission paid	18,407	18,523	—	—	—	—
Building management fee paid	57,530	55,636	—	—	—	—
Hotel management fee paid	—	—	2,927	3,467	—	—
Interest expenses	5,610	16,283	—	—	—	—
Licence fee	952	675	—	—	—	—
Maintenance fee	—	1,902	—	—	—	—
Professional fee paid	2,538	2,270	756	280	—	—
Rental expenses	70,804	57,311	4,718	4,004	—	—
Rental deposit paid	2,701	2,834	—	—	—	—
Staff cost reimbursement	211	738	2,460	2,700	—	—
At the Balance sheet date						
Amounts due to						
— Interest-free	—	—	26,097	80,501	360	—
— Interest bearing	159,469	221,033	—	—	—	—
Amounts due from						
— Interest-free	—	—	66,560	66,418	—	—
— Interest bearing	—	—	60,000	60,000	6,300	—

Notes:

(1) Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates, the other transactions were carried out at market prices or, where no market price was available, at cost plus a percentage profit mark-up.

(2) During the year, interests in certain associates were transferred to the ultimate holding company at profit of HK$1,877,000.

(3) HIL's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the HIL Directors consider that the costs involved were not significant.

3. SHARE CAPITAL

The authorised and issued share capital of HIL as at the date of this document are as follows:

	Number of HIL Shares	Nominal value
	'000	*HK$'000*
Authorised	3,000,000	600,000
Issued and fully paid	2,817,327	563,466

There was no movement in share capital for the period between 30th June, 2002 and the date of this document.

Each of the HIL Shares ranks pari passu in all respects, including dividends, voting and capital.

Apart from the HIL Shares, HIL does not have any warrants, options, convertible securities or other securities in issue. None of the unissued share or loan capital of HIL is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued share or loan capital of HIL under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 30th September, 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HIL Group had outstanding borrowings of approximately HK$1,100 million, comprising bank borrowings of approximately HK$1,074 million, other borrowings due to a financial institution of approximately HK$26 million and obligations under finance leases of approximately HK$0.3 million. The HIL Group's bank borrowings of approximately HK$289 million were secured by the toll highway operating rights of the HIL Group with net book value of HK$718 million and bank deposits of approximately HK$20 million were pledged.

In addition, there were contingent liabilities in respect of a performance bond guaranteed by a bank on behalf of a subsidiary of HIL amounting to HK$12 million.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HIL Group, the HIL Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 30th September, 2002.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30th September, 2002. The HIL Directors have confirmed that there has been no material changes in HIL's indebtedness and contingent liability positions since 30th September, 2002.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or prospects of the HIL Group since 30th June, 2002, the date to which the latest published audited consolidated financial statements of the HIL Group were made up.

6. STATEMENT OF ADJUSTED NTAV

Set out below is a statement of the Adjusted NTAV, which was arrived at based on the NTAV and adjusted as follows:

	HK$'000
NTAV of the HIL Group as at 30th June, 2002 *(Note 1)*	19,098,795
Adjustments:	
Less: Deficit arising from the valuation of property interests attributable to the HIL Group as at 31st October, 2002	211,243
Final dividend of HK$0.11 per HIL Share recommended but not provided for *(Note 2)*	309,906
Unrealised loss on investments in securities *(Note 3)*	148,478
Attributable loss for the quarter ended 30th September, 2002 for Henderson Cyber *(Note 4)*	3,729
Adjusted NTAV	18,425,439
	HK$
Adjusted NTAV per HIL Share (based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date)	6.54

Note 1: The NTAV was arrived at after deducting goodwill of HK$860,242,000 from the audited consolidated net asset value of HK$19,959,037,000 as stated in HIL's annual report for the year ended 30th June, 2002.

Note 2: This dividend is subject to the approval of the HIL Shareholders at the annual general meeting of HIL to be held on 18th December, 2002 and, if approved, will be paid on 19th December, 2002, which is prior to the approval of the Scheme.

Note 3: This represents the difference between the total marked-to-market value of listed securities held by HIL as at the Latest Practicable Date (other than those held as interests in associates) and the value of such listed securities as stated in HIL's annual report for the year ended 30th June, 2002.

Note 4: This represents HIL's share of Henderson Cyber's quarterly results for the quarter ended 30th September, 2002 which was announced on 13th November, 2002.

The following is an extract of the property valuation report, prepared for the purpose of inclusion in this document in connection with DTZ's valuation of the property interests of the HIL Group as at 31st October, 2002, setting out the basis of their valuation:

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

6th December, 2002

The Directors
Henderson Investment Limited
6/F, World-Wide House
19 Des Voeux Road Central
Hong Kong

Dear Sirs,

RE: PORTFOLIO VALUATION

Instructions, Purpose & Date of Valuation

In accordance with your instructions for us to value the property interests in which Henderson Investment Limited ("HIL") and its subsidiaries (together referred to as the "HIL Group") have interests, we confirm that we have made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of these property interests as at 31st October, 2002 (the "date of valuation").

Basis of Valuation

Our valuation of each property interest represents its open market value which we would define as intended to mean "an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Valuation Assumptions

Our valuations have been made on the assumption that the owners sell the property interests on the open market without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to affect the values of the property interests.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties or any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

Land Tenure

In valuing the properties in Hong Kong the Government Leases of which expired before 30th June, 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China (the "PRC") on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance, such leases have been extended without premium until 30th June, 2047 and that rents of three per cent. of the rateable value are charged per annum from the date of extension.

In the course of our valuation of Property interest no. 46 which is situated in the PRC, we have assumed that transferable land use right in respect of the property for the specific term at nominal annual land use fee has been granted and that any premium payable has already been fully paid. We are unable to verify the title or the ownership of the property but have relied on the advice given by the HIL Group and its legal adviser on the PRC laws regarding the title and interest in the property.

Method of Valuation

Regarding property interests in Groups I and III which are held for investment in Hong Kong and the PRC respectively, we have valued them by investment method by capitalizing the net incomes shown on the schedules provided to us by the HIL Group with due provisions for reversionary income potential. Each of Property interest nos. 10 and 11 has been valued as a fully operational hotel with the inclusion of fixtures, fittings and equipments which are necessary for the operation of the hotel having regard to the trading accounts of the hotel and our opinion as to the future trading potential and level of turnover likely to be achieved.

Regarding property interests in Group II which are held for sale in Hong Kong, we have valued them by direct comparison method by making reference to relevant comparable transactions.

Source of Information We have relied to a very considerable extent on the information given by the HIL Group and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, floor areas, number of parking spaces, number of guest rooms, trading accounts, profit and loss accounts, interest attributable to the HIL Group and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the HIL Group and are therefore only approximations. No on-site measurement has been carried out.

Title Investigation We have not been provided with copies of the title documents relating to the properties but have caused searches to be made at the appropriate Land Registry in respect of properties in Hong Kong. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximate.

Site Inspection We have, wherever possible, inspected the exterior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No test was carried out on any of the services.

Exchange Rate Unless otherwise stated all money amounts stated are in Hong Kong Dollars. The exchange rate adopted is the average rate as at 31st October, 2002, being HK$1=RMB1.06, and there has been no significant fluctuation in exchange rate between that day and the date of this letter.

We attach herewith a summary of valuations and, pursuant to Practice Note 12 of the Listing Rules, an extract of our valuation certificate regarding Property interest no. 46.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K.B. Wong
Registered Professional Surveyor
(General Practice Division)
A.H.K.I.S., M.R.I.C.S.
Director

Note: Mr. K.B. Wong is a registered professional surveyor who has over 18 years' experience in the valuation of properties in Hong Kong and over 10 years' experience in the valuation of properties in the PRC.

SUMMARY OF VALUATIONS

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
Group I — Properties held for investment in Hong Kong				
1.	All shop units on Level Three, the Remaining Parts at Level One and various Car Parking Spaces on Levels One and Two of the Podium, Shatin Centre, 2-16 Wang Pok Street, Shatin, New Territories	1,335,000,000	94.4	1,260,240,000
2.	Shops units on Levels One to Three of the Shopping Podiums of North and South Wings, the external walls of the podium and Car Parking Spaces Nos. 1 to 78 on Basement and Bicycle Parking Spaces Nos. 1 to 64 on Level One, Trend Plaza, 2 Tuen Lung Street, Tuen Mun, New Territories	1,038,000,000	100	1,038,000,000
3.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	600,000,000	100	600,000,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
4.	Shops Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shops Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and a Portion of Shop area on Second Floor of the Commercial Development, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories	197,000,000	100	197,000,000
5.	Block C and all Car Parking Spaces on Second Floor, Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories	56,500,000	100	56,500,000
6.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories	555,000,000	23.04	127,872,000
7.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories	21,000,000	26	5,460,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
8.	Shop 14A on Level 1 and 19.48% attributable interest in the parking spaces, namely 14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road/ On Cheung Road, Tai Po, New Territories	4,883,000	100	4,883,000
9.	Kowloon Building, 555 Nathan Road, Yaumatei, Kowloon	358,000,000	100	358,000,000
10.	Newton Hotel Kowloon, 58-66 Boundary Street, Mongkok, Kowloon	216,000,000	100	216,000,000
11.	Newton Hotel Hong Kong, 200-218 Electric Road, North Point, Hong Kong	520,000,000	100	520,000,000
12.	External wall, Golden Dragon Commercial Building, 522 Nathan Road, Yaumatei, Kowloon	1,500,000	100	1,500,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
13.	Shops Nos. 1 to 11 on Ground Floor and Shops Nos. 1 to 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-levels, Hong Kong	62,000,000	35.42	21,960,400
14.	The whole of Well Tech Centre (except 16th to 19th Floors), 9 Pat Tat Street, San Po Kong, Kowloon	132,600,000	100	132,600,000
15.	The whole of Big Star Centre (except 3rd Floor), 8 Wang Kwong Road, Kowloon Bay, Kowloon	77,500,000	100	77,500,000
		Sub-total:		4,617,515,400

Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
Group II — Properties held for sale in Hong Kong			
16. 3rd Floor, 25 Castle Road, Mid-levels, Hong Kong	1,700,000	100	1,700,000
17. Ground Floor Garage, 29 Castle Road, Mid-levels, Hong Kong	700,000	100	700,000
18. Lower and Upper Basements, Mackenny Court, 65-73 MacDonnell Road, Mid-levels, Hong Kong	17,500,000	100	17,500,000
19. 3rd Floor of Block D, 25 Robinson Road, Mid-levels, Hong Kong	2,200,000	100	2,200,000
20. Basement Garage, 2E Seymour Road, Mid-levels, Hong Kong	1,500,000	100	1,500,000
21. 604 Shanghai Street, Mongkok, Kowloon	7,800,000	100	7,800,000
22. 3rd Floor, 39 Yin Chong Street, Mongkok, Kowloon	780,000	100	780,000
23. The whole of 5th Floor, Oxford Factory Building, 42-46 Wang Lung Street, Tsuen Wan, New Territories	2,000,000	100	2,000,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
24.	Shop No. 4 on Ground Floor, Ching Fai Terrace, 4-8 Ching Wah Street, North Point, Hong Kong	1,650,000	100	1,650,000
25.	102 Car Parking Spaces at Tycoon Court, 8 Conduit Road, Mid-levels, Hong Kong	20,400,000	100	20,400,000
26.	Java Road 108 Commercial Centre, 108 Java Road, North Point, Hong Kong	57,000,000	33.33	18,998,100
27.	Flat F on 36th Floor together with portion of the Roof thereabove, and Car Parking Spaces Nos. 1 to 11 on Ground Floor, Car Parking Spaces Nos. 1 to 17 on 1st Floor, Car Parking Spaces Nos. 6, 11, 13, 16 and 19 on 2nd Floor, Car Parking Spaces Nos. 1 to 3, 5, 7 and 19 on 3rd Floor, Car Parking Spaces Nos. 8 to 13 and 19 on 4th Floor and Car Parking Spaces Nos. 1 to 15 on 5th Floor, Royal Court, 9M Kennedy Road, Mid-levels, Hong Kong	18,000,000	100	18,000,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL %	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
28.	23rd Floor, Car Parking Space No. 4 on Ground Floor and Portion of Spaces on Car Park "1" (also known as Car Parking Spaces Nos. 2 and 3 on Car Park "1"), Hoover Court, 7-9 MacDonnell Road, Mid-levels, Hong Kong	14,000,000	100	14,000,000
29.	Flats A and B and Flat Roofs on 1st Floor, Flat B on 3rd Floor, Duplex Flat A on 23rd and 24th Floors, Car Parking Spaces Nos. 7 and 7A, 8 and 8A, 11, 13, 15, 17 and 19 on Ground Floor, Car Parking Spaces Nos. 31 and 36 on 1st Lower Ground Floor and Car Parking Spaces Nos. 42 to 44, 49, 50, 57 to 59 and 62 on 2nd Lower Ground Floor, Suncrest Tower, 1 Monmouth Terrace, Wanchai, Hong Kong	40,400,000	100	40,400,000
30.	4 shop units, 84 domestic units and 71 car parking spaces at Palatial Crest, 3 Seymour Road, Mid-levels, Hong Kong	540,000,000	0.49	2,646,000
31.	Car Parking Space No. 6 on Car Park Ground Floor, Silver Star Court, 22-26 Village Road, Happy Valley, Hong Kong	200,000	100	200,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
32.	Shop 3 on Ground Floor, Victor Court, 14-28 Wang On Road, North Point, Hong Kong	1,900,000	100	1,900,000
33.	Units 1 to 8 on 1st Floor and Units 1, 3 and 4 on 2nd Floor, Lai Kwan Court, 438 Castle Peak Road, Cheung Sha Wan, Kowloon	4,000,000	100	4,000,000
34.	Shop No. 19 on Ground Floor and the yard appertaining thereto and 21% attributable interest of the whole of 1st and 2nd Floors, Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	10,000,000	100	10,000,000
35.	Shop No. 15 on 1st Floor, Shops Nos. 13 and 15 on 2nd Floor, Wing On Building, 206 Fuk Wa Street, Shamshuipo, Kowloon	640,000	100	640,000
36.	Flat Roofs 1 and 2 on 3rd Floor, Tak Sun Building, 442-448 Ma Tau Wai Road, Kowloon City, Kowloon	150,000	100	150,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL *%*	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
37.	The whole of Royal Commercial Centre (except Units 2 and 3 on 5th Floor, Units 1 on 10th and 13th Floors, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor), 56 Parkes Street, Tsimshatsui, Kowloon	89,000,000	100	89,000,000
38.	Units 1 to 11 on 18th Floor and Private Car Parking Spaces Nos. 8 and 18 on 4th Floor, New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	8,900,000	100	8,900,000
39.	All shop units and all car parking spaces in Wonderland Villas, 9 Wah King Hill Road, Kwai Chung, New Territories	463,000,000	9.1288	42,266,344
40.	37 Car Parking Spaces on Level 2, Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	4,810,000	100	4,810,000

	Property interest	Capital value in existing state as at 31st October, 2002 *HK$*	Interest attributable to HIL %	Capital value in existing state attributable to HIL as at 31st October, 2002 *HK$*
41.	Workshop Units A, B, E and G on 3rd Floor, Workshop Unit P on 5th Floor and Workshop Unit E on 9th Floor, 9 Car Parking Spaces on Ground Floor and 19 Car Parking Spaces and 23 Lorry Parking Spaces on 1st Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	20,800,000	100	20,800,000
42.	Shop No. 12 on Ground Floor, Brilliant Garden, 250 Castle Peak Road, San Hui, Tuen Mun, New Territories	4,500,000	100	4,500,000
43.	27 Car Parking Spaces on Ground and Lower Ground Floors, The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	3,510,000	100	3,510,000
44.	Car Parking Space No. 23 and Area A and Area B on Ground Floor, Hamford Court, 335 Prince Edward Road West, Kowloon City, Kowloon	250,000	100	250,000
45.	18 Car Parking Spaces on First Floor, Tak Lee Industrial Centre, 8 Tsing Yeung Circuit, Tuen Mun, New Territories	3,380,000	100	3,380,000
		Sub-total:		**344,580,444**

Property interest	Capital value in existing state as at 31st October, 2002	Interest attributable to HIL	Capital value in existing state attributable to HIL as at 31st October, 2002
	HK$	*%*	*HK$*
Group III — Property held for sale in the PRC			
46. Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province, the PRC	500,000	100	500,000
	Sub-total:		**500,000**
	Grand-total:		**4,962,595,844**

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st October, 2002
46.	Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province, the PRC	The property comprises a residential unit on the 13th floor of a high-rise residential building completed in 1990's. The property has a gross floor area of approximately 1,222 sq.ft. (113.55 sq.m.). The land use rights of the development has been granted for a term of 70 years from 18th October, 1991 for residential use.	The property was vacant.	HK$500,000

Notes:

(1) According to Realty Title Certificate No. 0271896, the land use rights and the building ownership of the property are vested in Citistore (China) Limited, a wholly owned subsidiary of Max-mercan Investment Limited which in turn is a wholly owned subsidiary of HIL, for a term of 70 years for residential use from 18th October, 1991.

(2) According to Housing Pre-sale Contract No. 30073, the property was purchased by Citistore (China) Limited at a consideration of HK$967,000.

(3) The PRC legal opinion states that:

(i) Citistore (China) Limited has legally obtained the land use rights and building ownership of the property with a total gross floor area of 113.55 sq.m.

(ii) Citistore (China) Limited has the right to transfer, lease and mortgage the related property interest.

The following is an extract of the property valuation report, prepared for the purpose of inclusion in this document in connection with DTZ's valuation of the property interests of the Henderson Cyber Group as at 31st October, 2002, setting out the basis of their valuation:

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

6th December, 2002

The Directors
Henderson Cyber Limited
6/F, World-Wide House
19 Des Voeux Road Central
Hong Kong

Dear Sirs,

RE: PORTFOLIO VALUATION

Instructions, Purpose & Date of Valuation

In accordance with your instructions for us to value the properties which are held by Henderson Cyber Limited ("Henderson Cyber") and/or its subsidiaries (hereinafter together referred to as the "Henderson Cyber Group"), we confirm that we have made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such properties as at 31st October, 2002 (the "date of valuation").

Basis of Valuation

Our valuation of each property represents its open market value which we would define as intended to mean "an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Valuation Assumptions

Our valuations have been made on the assumption that the owners sell the properties on the open market without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to affect the values of the properties.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties or any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

Land Tenure

In valuing the properties the Government Leases of which expired before 30th June, 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance, such leases have been extended without premium until 30th June, 2047 and that rents of three per cent. of the rateable value are charged per annum from the date of extension.

Method of Valuation

We have valued the properties by direct comparison method by making reference to comparable sales evidence as available in the relevant market or where appropriate by capitalizing the net incomes shown on the schedules provided to us by the Henderson Cyber Group with due provisions for reversionary income potential of the properties.

Source of Information

We have relied to a very considerable extent on the information given by the Henderson Cyber Group and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, floor areas and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the Henderson Cyber Group and are therefore only approximations. No on-site measurement has been carried out.

Title Investigation

We have not been provided with copies of the title documents relating to the properties but have caused searches to be made at the Urban Land Registry. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximate.

Site Inspection

We have inspected the exterior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No test was carried out on any of the services.

We attach herewith a summary of valuations.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K.B. Wong
Registered Professional Surveyor
(General Practice Division)
A.H.K.I.S., M.R.I.C.S.
Director

Note: Mr. K.B. Wong is a registered professional surveyor who has over 18 years' experience in the valuation of properties in Hong Kong.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 31st October, 2002 *HK$*
1.	Units 1, 2, 3, 4 and 5 on 16th, 17th, 18th and 19th Floors, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon	30,000,000
2.	Workshop on 3rd Floor, Big Star Centre, 8 Wang Kwong Road, Kowloon Bay, Kowloon	9,500,000
	Total:	**39,500,000**

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HIL Group has been supplied by the HIL Directors. The issue of this document has been approved by the HIL Directors, who jointly and severally accept fully responsibility for the accuracy of the information contained in this document (other than that relating to the HLD Group apart from the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HLD Group apart from the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document misleading.

The information in this document relating to the HLD Group has been supplied by the directors of HLD. The issue of this document has been approved by the directors of HLD, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document misleading.

2. MARKET PRICES

The HIL Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of the HIL Shares on the Stock Exchange (i) on the last trading day of each of the six calendar months preceding the date of the Announcement; (ii) on 4th November, 2002 (being the last full trading day immediately preceding the date of the Announcement); (iii) on 29th November, 2002; and (iv) on the Latest Practicable Date.

Date	**Price per Share** *HK$*
31st May, 2002	6.85
28th June, 2002	6.55
31st July, 2002	6.35
30th August, 2002	6.60
30th September, 2002	6.00
31st October, 2002	5.80
4th November, 2002	5.95
29th November, 2002	7.40
Latest Practicable Date	7.40

The highest and lowest closing prices of the HIL Shares recorded on the Stock Exchange during the period from 5th May, 2002, being the date six months prior to the date of the Announcement, to the Latest Practicable Date were respectively HK$7.55 on 2nd December, 2002 and HK$5.75 on 1st November, 2002.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from 5th November, 2002 to the Latest Practicable Date, both dates inclusive, the "Disclosure Period" means the period beginning from the six months prior to the Offer Period and ending with the Latest Practicable Date, both dates inclusive, and "interested" and "interests" have the meanings respectively ascribed thereto in the SDI Ordinance.

(a) **Interests and dealings in HIL Shares**

(i) As at the Latest Practicable Date, HLD, through the Controlling Parties, was interested in 2,070,243,859 HIL Shares.

(ii) As at the Latest Practicable Date, the following HIL Directors had interests in HIL Shares:

	Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held
Name of Director	Personal interest	Family interest	Corporate interest	Other interests	
Lee Shau Kee	34,779,936			2,075,859,007 *(Note 1)*	2,110,638,943 (74.92%)
Lee Tat Man	6,666				6,666 (0.00%)
Lee King Yue	959,028	42,711 *(Note 3)*			1,001,739 (0.04%)
Ho Wing Fun	1,100				1,100 (0.00%)

Dr. Lee Shau Kee, Mr. Lee Tat Man, Mr. Lee King Yue and Mr. Ho Wing Fun are also directors of HLD.

Save as disclosed above, none of the HIL Directors had any interests in HIL Shares as at the Latest Practicable Date. Save as disclosed in paragraph (a)(iv) below, none of the HIL Directors dealt for value in any HIL Shares during the Disclosure Period.

(iii) As at the Latest Practicable Date, the Excluded Parties had the following interests in the HIL Shares:

	Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held
Name of Excluded Parties	**Personal interest**	**Family interest**	**Corporate interest**	**Other interests**	
Lee Shau Kee	34,779,936			2,075,859,007 *(Note 1)*	2,110,638,943 (74.92%)
Fu Sang			5,615,148 *(Note 2)*		5,615,148 (0.20%)
Ho Wing Fun	1,100				1,100 (0.00%)
Lee King Yue	959,028	42,711 *(Note 3)*			1,001,739 (0.04%)
Lee Tat Man	6,666				6,666 (0.00%)
Leung Sing	150,000				150,000 (0.01%)
Lo Tak Shing	404,375				404,375 (0.01%)
Yang Hsueh Chin	42,711 *(Note 3)*				42,711 (0.01%)
Fung Pok Wah *(Note 4)*	300,000				300,000 (0.01%)
Fung Chun Wah *(Note 4)*	1,751,000				1,751,000 (0.06%)
Lam Ka Wai *(Note 4)*	1,137,000				1,137,000 (0.04%)
Lam Ko Yu *(Note 4)*	941,000				941,000 (0.03%)
Lee Siu Lun *(Note 4)*	4,857,100				4,857,100 (0.18%)
Tako Assets *(Note 5)*			3,000,000		3,000,000 (0.11%)
Thommen *(Note 5)*			1,406,000		1,406,000 (0.05%)

Notes:

1. These 2,075,859,007 HIL Shares included the 5,615,148 HIL Shares held by Fu Sang. These 2,075,859,007 HIL Shares were beneficially owned by Fu Sang and the Controlling Parties, which are subsidiaries of HLD. Dr. Lee Shau Kee was taken to be interested in Fu Sang and HLD by virtue of the SDI Ordinance. Dr. Lee Shau Kee beneficially owned all the issued share capital of Rimmer (Cayman) Limited ("Rimmer") and Hopkins (Cayman) Limited ("Hopkins"). Rimmer was the trustee of a discretionary trust which held the majority of units in a unit trust.

Hopkins was the trustee of the unit trust, which beneficially owned all the issued ordinary shares which carry the voting rights in the share capital of Henderson Development Limited ("HD") and Fu Sang. HD and its subsidiaries together beneficially owned 1,117,143,200 HLD Shares.

2. These HIL Shares were included in the interests described in Note 1 above.

3. Mr. Lee King Yue was deemed to be interested in the same 42,711 HIL Shares held by his spouse, Madam Yang Hsueh Chin, by virtue of the SDI Ordinance.

4. Mr. Fung Pok Wah and Mr. Fung Chun Wah are the sons of Madam Fung Lee Woon King, a director of HLD. Mr. Lam Ka Wai and Mr. Lam Ko Yu are the brothers of Mr. Colin Lam Ko Yin, a director of HLD. Mr. Lee Siu Lun is the brother of Dr. Lee Shau Kee. Such persons are deemed to be acting in concert with HLD under the Takeovers Code.

5. Tako Assets and Thommen are wholly owned subsidiaries of Hong Kong Ferry which is 30.98% owned by the HIL Group.

Save as disclosed above, none of the Excluded Parties had any interest in the HIL Shares as at the Latest Practicable Date. Save as disclosed in paragraph (a)(iv) below, none of the Excluded Parties dealt for value in any HIL Shares during the Disclosure Period.

Save as disclosed above, neither HLD nor any of the parties acting in concert with HLD owned or controlled any HIL Shares as at the Latest Practicable Date.

(iv) On 8th May, 2002, Mr. Lee King Yue, being a director of both HIL and HLD, acquired 5,000 HIL Shares at a consideration of HK$6.45 per HIL Share. On 4th November, 2002, Mr. Colin Lam Ko Yin, also a director of both HIL and HLD, donated 11,000 HIL Shares to a charitable organisation established in Hong Kong. Save as disclosed herein, neither HLD nor any parties acting in concert with HLD dealt for value in any HIL Shares during the Disclosure Period.

(v) As at the Latest Practicable Date, no subsidiary of HIL, pension fund of HIL or of any subsidiary of HIL or any advisers of HIL owned or controlled any HIL Shares or dealt for value in any HIL Shares during the Disclosure Period.

(vi) As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between HLD or any person acting in concert with HLD and any other person.

(vii) As at the Latest Practicable Date, no person who has an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with HIL or HLD or with any person acting in concert with HIL or HLD or with any person who is an associate of HIL by virtue of classes (1), (2), (3) and (4) of the definition of "associate" under the Takeovers Code owned or controlled any HIL Shares or dealt for value in any HIL Shares during the Disclosure Period.

(viii) As at the Latest Practicable Date, there was no interest in any HIL Shares which was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with HIL and no such fund manager dealt for value in any HIL Shares during the Disclosure Period.

(b) **Interests and dealings in HLD Shares**

(i) As at the Latest Practicable Date, the following HIL Directors had interests in HLD Shares:

	Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held
Name of HIL Director	**Personal interest**	**Family interest**	**Corporate interest**	**Other interests**	
Lee Shau Kee				1,122,938,300 *(Note 1)*	1,122,938,300 (65.21%)
Lee Tat Man	858,000				858,000 (0.05%)
Lee King Yue	26,400	16,500	19,800 *(Note 2)*		62,700 (0.00%)
Ho Wing Fun	100				100 (0.00%)
Lau Chi Keung	2,200				2,200 (0.00%)
Jackson Woo Ka Biu (Alternate director to Woo Po Shing)		2,000			2,000 (0.00%)

Notes:

1. Out of these HLD Shares, 1,117,143,200 HLD Shares were beneficially owned by HD and its subsidiaries as described in Note 1 to paragraph (a)(iii) above and 192,500 HLD Shares were beneficially owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in Fu Sang and HD as set out in Note 1 to paragraph (a)(iii). In addition, 5,602,600 HLD Shares were beneficially owned by a subsidiary of Hong Kong and China Gas. Dr. Lee Shau Kee was taken to be interested in Hong Kong and China Gas by virtue of the SDI Ordinance.

2. These HLD Shares were beneficially owned by a company in which the relevant HIL Director was entitled to exercise or control the exercise of one-third or more of the voting rights at its general meetings.

(ii) Save as disclosed above, none of the HIL Directors and HIL had any interest in any HLD Shares as at the Latest Practicable Date and none of the HIL Directors and HIL dealt for value in any HLD Shares or options, derivatives or convertible securities of HLD during the Disclosure Period.

(c) **Other interests**

(i) No benefit is or will be paid to any HIL Director as compensation for loss of office or otherwise in connection with the Scheme.

(ii) No agreement, arrangement or understanding (including any compensation arrangement) exists between HLD or any person acting in concert with HLD and any of the HIL Directors, recent HIL Directors, HIL Shareholders or recent HIL Shareholders having any connection with or dependence upon the Scheme.

(iii) No agreement or arrangement exists between any HIL Director and any other person which is conditional on or dependent upon the outcome of the Scheme or otherwise connected with the Scheme.

(iv) No material contract has been entered into by HLD in which any HIL Director has a material personal interest.

(v) None of the HIL Directors has a service contract in force with any member of the HIL Group which has more than twelve months to run or which was entered into or amended within six months before the Announcement.

(vi) HSBC Broking Services (Asia) Limited, an indirect wholly owned subsidiary of HSBC, holds at the date of this document 1,596 HIL Shares in a dividend suspense account.

4. MATERIAL CONTRACTS

Neither HIL nor any of its subsidiaries within the two years prior to the Latest Practicable Date entered into any contracts which are or may be material other than in the ordinary course of the business carried on or intended to be carried on by the HIL Group.

5. LITIGATION

As at the Latest Practicable Date, neither HIL nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to any of the HIL Directors to be pending or threatened by or against HIL or any of its subsidiaries.

6. MISCELLANEOUS

(a) The beneficial interests in the HIL Shares of the parties deemed to be acting in concert with the offeror, HLD, are set out in the section headed "Shareholding Structure" on page 11 of this document. Those parties which are companies are Markshing, Darnman, Gainwise, Covite and Banshing (all of which are wholly owned subsidiaries of HLD), Fu Sang, Tako Assets and Thommen (both of which are wholly owned subsidiaries of Hong Kong Ferry). Their addresses and the names of their directors are set out below:

Name	Address	Directors
HLD	6th Floor World-Wide House 19 Des Voeux Road Central Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee, Suen Kwok Lam, Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (alternate to Lo Tak Shing), Jackson Woo Ka Biu (alternate to Woo Po Shing)
Markshing	as above	Lee Shau Kee, Fung Lee Woon King, Colin Lam Ko Yin, Lee King Yue, Lee Ka Shing
Darnman	as above	as above
Gainwise	as above	as above
Covite	as above	as above
Banshing	as above	as above
Fu Sang	as above	Lee Shau Kee, Lee Tat Man, Lee Ka Shing, Colin Lam Ko Yin (alternate to Lee Tat Man)
Tako Assets	P.O. Box 71 Craigmuir Chambers Road Town Tortola British Virgin Islands	Colin Lam Ko Yin, Leung Hay Man, Li Ning, Peter Wong Man Kong
Thommen	98 Tam Kon Shan Road Ngau Kok Wan North Tsing Yi New Territories Hong Kong	Colin Lam Ko Yin, Li Ning, Leung Hay Man

The ultimate controlling shareholder of HLD, Markshing, Darnman, Gainwise, Covite, Banshing and Fu Sang is Hopkins, the trustee of the unit trust as described in Note 1 to paragraph (a)(iii) in Section 3 of this Appendix III. The ultimate parent company of HLD, Markshing, Darnman, Gainwise, Covite and Banshing is Henderson Development Limited. The directors of Henderson Development Limited are Lee Shau Kee, Lee Ka Kit, Lee Ka Shing, Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin (also alternate to Lee Tat Man) and Woo Po Shing.

The ultimate controlling shareholder of Tako Assets and Thommen is Hong Kong Ferry. The directors of Hong Kong Ferry are Colin Lam Ko Yin, Norman Ho Hau Chong, Michael Kan Yuet Loong, Eddie Lau Yum Chuen, Lee Shau Kee, Leung Hay Man, Li Ning, Peter Wong Man Kong and Alex Wu Shu Chih.

The addresses of the other parties deemed to be acting in concert with HLD are as follows:

Lee Shau Kee: 22nd Floor, 36 MacDonnell Road, Hong Kong; Ho Wing Fun: Flat L, 3rd Floor, 111 Mount Butler Road, Hong Kong; Lee King Yue: Flat D7, Hong Kong Garden, 8 Seymour Road, Hong Kong; Lee Tat Man: Flat A, 10th Floor, Fortune Court, 25 Repulse Bay Road, Hong Kong; Leung Sing: Block 8, Greenwood Terrace, 28 Sui Wo Road, Shatin, New Territories, Hong Kong; Lo Tak Shing: 19th Floor, Eva Court, 36 MacDonnell Road, Mid-levels, Hong Kong; Yang Hsueh Chin: Flat D7, Hong Kong Garden, 8 Seymour Road, Hong Kong; Fung Pok Wah: 21st Floor, Wilshire Park, 12-14 MacDonnell Road, Hong Kong; Fung Chun Wah: 21st Floor, Wilshire Park, 12-14 MacDonnell Road, Hong Kong; Lam Ka Wai: 19B Fine Mansion, 36 Village Road, Hong Kong; Lam Ko Yu: Room 2206, Wellborne Commercial Centre, 8 Java Road, Hong Kong; Lee Siu Lun: Flat B2, 29th Floor, Nicholson Tower, 8 Wongnaichung Gap Road, Hong Kong.

(b) The registered office of HLD is 6th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(c) The principal place of business of HSBC is 1 Queen's Road Central, Hong Kong.

(d) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HLD.

(e) The English text of this document and the forms of proxy shall prevail over the Chinese text.

(f) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualifications
HSBC	Licensed bank and exempt dealer
Platinum	Registered investment adviser and securities dealer
DTZ	Property valuer
Deloitte Touche Tohmatsu	Certified Public Accountants

8. CONSENTS

HSBC, Platinum, DTZ and Deloitte Touche Tohmatsu have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions, letters or valuation reports, as the case may be, and the references to their names, opinions, letters or valuation reports in the form and context in which they respectively appear.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the Solicitors for HIL, Woo, Kwan, Lee & Lo, at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is earlier:

(a) the memorandum and articles of association of HIL;

(b) the memorandum and articles of association of HLD;

(c) the audited consolidated financial statements of the HIL Group for each of the years ended 30th June, 2000, 2001 and 2002;

(d) the letter from Platinum to the Independent Director, the text of which is set out on pages 19 to 45 of this document;

(e) the letters and summaries of valuations from DTZ, the texts of which are set out in Appendix II to this document, and the valuation certificates from DTZ; and

(f) the letters of consent referred to in Section 8 of this Appendix.

HCMP 4885/02

IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE
MISCELLANEOUS PROCEEDINGS NO. 4885 OF 2002

In the Matter
of
HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)
and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

Scheme of Arrangement
(under Section 166 of the Companies Ordinance,
Chapter 32 of the Laws of Hong Kong)

between

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

the holders of Scheme Shares
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing, all indirect wholly owned subsidiaries of HLD and beneficially interested in an aggregate of approximately 73.48% of the issued capital of HIL as at the date of this Scheme

"Court"	the High Court of the Hong Kong Special Administrative Region
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 6 of this Scheme
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Yang Hsueh Chin, Fung Pok Wah, Fung Chun Wah, Lam Ka Wai, Lam Ko Yu, Lee Siu Lun, Tako Assets and Thommen, all beneficially interested in an aggregate of approximately 1.97% of the issued capital of HIL as at the date of this Scheme
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability
"HIL Shares"	ordinary shares of HK$0.20 each in the capital of HIL
"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability
"holder"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Record Time"	4:00 p.m. Hong Kong time on the day immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	this scheme of arrangement under Section 166 of the Companies Ordinance in its present form or with or subject to any modification thereof or addition thereto or conditions approved or imposed by the Court

"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"HK$"	Hong Kong dollars

(B) The authorised share capital of HIL at the date of this Scheme is HK$600,000,000 divided into 3,000,000,000 HIL Shares 2,817,327,395 of which have been issued and are fully paid and the remainder are unissued.

(C) The primary purpose of this Scheme is that all of the Scheme Shares should be cancelled and that HIL should become a wholly owned subsidiary of HLD.

(D) As at the date of this Scheme, an aggregate of 2,070,243,859 HIL Shares are beneficially owned by the Controlling Parties and registered as follows:

Name of Controlling Parties	Name of Registered Holders	Number of HIL Shares
Markshing	Markshing	342,705,418
	Arsenton Nominees Limited	259,463,000
Darnman	Darnman	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
Covite	Covite	363,328,900
Banshing	Banshing	751,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000

Each of the Controlling Parties has undertaken that in relation to such HIL Shares in which it is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses.

(E) As at the date of this Scheme, an aggregate of 55,351,064 HIL Shares are beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of Registered Holders	Number of HIL Shares
Lee Shau Kee	Lee Shau Kee	9,482,962
	Hang Seng (Nominees) Limited	25,287,762
	Superb Nominees Limited	9,212
Fu Sang	Fu Sang	5,615,148
Ho Wing Fun	Ho Wing Fun	1,100
Lee King Yue	Lee King Yue	9,028
	HKSCC Nominees Limited	950,000
Lee Tat Man	Hang Seng (Nominees) Limited	6,666
Leung Sing	HKSCC Nominees Limited	150,000
Lo Tak Shing	Lo Tak Shing	4,375
	HKSCC Nominees Limited	400,000
Yang Hsueh Chin	Yang Hsueh Chin	17,711
	HKSCC Nominees Limited	25,000
Fung Pok Wah	HKSCC Nominees Limited	300,000
Fung Chun Wah	HKSCC Nominees Limited	1,751,000
Lam Ka Wai	HKSCC Nominees Limited	1,137,000
Lam Ko Yu	HKSCC Nominees Limited	941,000
Lee Siu Lun	HKSCC Nominees Limited	4,857,100
Tako Assets	HKSCC Nominees Limited	3,000,000
Thommen	HKSCC Nominees Limited	1,406,000

Each of the Excluded Parties, being deemed to be acting in concert with HLD under The Code on Takeovers and Mergers, has undertaken that in relation to such HIL Shares in which each of them is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses and will procure that such HIL Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of approving this Scheme.

(F) HLD and each of the Controlling Parties and Excluded Parties have agreed to appear by Counsel on the hearing of the Petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by each of them for the purpose of giving effect to this Scheme.

THE SCHEME

PART I

Cancellation of the Scheme Shares

1. On the Effective Date:

   (a) the authorised and issued share capital of HIL shall be reduced by cancelling and extinguishing the Scheme Shares;

   (b) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of HIL shall be increased to its former amount of HK$600,000,000 by the creation of such number of new HIL Shares as is equal to the number of the Scheme Shares cancelled; and

   (c) HIL shall apply the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-clause (a) of this Clause 1 in paying up in full at par the new HIL Shares to be created as aforesaid, which new HIL Shares shall be allotted and issued, credited as fully paid, to HLD or as HLD may direct.

PART II

Consideration for cancellation of the Scheme Shares

2. In consideration of the cancellation and extinguishment of the Scheme Shares, HLD shall pay or cause to be paid to each holder of Scheme Shares (as appearing in the Register at the Record Time) HK$7.60 for each Scheme Share held.

PART III

General

3. (a) Not later than ten days after the Effective Date, HLD shall send or cause to be sent to the holders of Scheme Shares (as appearing in the Register at the Record Time), cheques in respect of the sums payable to such holders pursuant to Clause 2 of this Scheme.

   (b) Unless indicated otherwise in writing to the share registrar of HIL, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, all such cheques shall be sent by post in pre-paid envelopes addressed to such holders at their respective addresses as appearing on the Register at the Record Time or, in the case of joint holders, at the address as appearing on the Register at the Record Time of the joint holder whose name then stands first in the Register in respect of the relevant joint holding.

   (c) Cheques shall be posted at the risk of the addressees and neither HIL nor HLD shall be responsible for any loss or delay in transmission.

(d) Each such cheque shall be payable to the order of the person to whom, in accordance with the provisions of paragraph (b) of this Clause 3, the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to HLD for the monies represented thereby.

(e) On or after the day being six calendar months after the posting of the cheques pursuant to paragraph (b) of this Clause 3, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in HIL's name with a licensed bank in Hong Kong selected by HIL. HIL shall hold such monies until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to Clause 2 of this Scheme to persons who satisfy HIL that they are respectively entitled thereto and the cheques referred to in paragraph (b) of this Clause 3 of which they are payees have not been cashed. Any payments made by HIL hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to Clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of any interest or withholding tax or any other deductions required by law. HIL shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of HIL to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(f) On the expiration of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under this Scheme and HIL shall transfer to HLD the balance, if any, of the sums standing to the credit of the deposit account referred to in paragraph (e) of this Clause 3 including accrued interest subject, if applicable, to the deduction of interest tax or any withholding tax or any other deductions required by laws.

(g) Paragraph (f) of this Clause 3 shall take effect subject to any prohibition or condition imposed by law.

4. Each certificate existing at the Record Time in respect of a holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as a certificate for such Scheme Shares and every holder of such certificate shall be bound at the request of HIL to deliver up the same to HIL for the cancellation thereof.

5. All mandates or relevant instructions in force at the Record Time relating to any of the Scheme Shares shall cease to be valid and effective mandates or instructions.

6. This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under Section 166 of the Companies Ordinance, Chapter 32 of the Laws of the Hong Kong Special Administrative Region, and confirming, under Section 60 of the same Ordinance, the reduction of share capital provided for in this Scheme, together with a minute relating to the share capital of HIL and containing the particulars required by Section 61 of such Ordinance, shall have been duly registered by the Registrar of Companies.

7. Unless this Scheme shall have become effective on or before 31st March, 2003 or such later date, if any, as the Court may allow, this Scheme shall lapse.

8. HIL and HLD may jointly consent for and on behalf of all concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

9. All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect will be borne by HLD.

Dated 6th December, 2002.

HCMP 4885/02

**IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE
MISCELLANEOUS PROCEEDINGS NO. 4885 OF 2002**

**In the Matter
of
HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)
and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong**

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 3rd December, 2002 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Company other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited, all being indirect wholly owned subsidiaries of Henderson Land Development Company Limited (恒基兆業地產有限公司), for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the aforementioned holders of ordinary shares of HK$0.20 each and that such Meeting will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Thursday, 2nd January, 2003 at 11:00 a.m. at which place and time all such holders of ordinary shares of HK$0.20 each in the capital of the Company are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 166A of the above-mentioned Ordinance are incorporated in the composite document of which this Notice forms part.

The above-mentioned holders of ordinary shares of HK$0.20 each in the capital of the Company may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

It is requested that forms appointing proxies be lodged with the Registrar of the Company, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the relevant joint holding.

By the same Order, the Court has appointed Philip Yuen Pak Yiu or, failing him, Augustine Wong Ho Ming or, failing him, Donald Cheung Ping Keung to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 6th December, 2002

WOO, KWAN, LEE & LO
27th Floor, Jardine House
1 Connaught Place
Central,
Hong Kong

Solicitors for Henderson Investment Limited

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Thursday, 2nd January, 2003 at 11:30 a.m. (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"THAT:

(A) the Scheme of Arrangement dated 6th December, 2002 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the Court, be and is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of the Company be increased to its former amount of HK$600,000,000 by the creation of such number of new ordinary shares of HK$0.20 each in the capital of the Company as is equal to the number of the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares of HK$0.20 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to Henderson Land Development Company Limited or as it may direct and the Directors of the Company be and are hereby unconditionally authorised to allot and issue the same accordingly."

By Order of the Board
John Yip
Secretary

Dated 6th December, 2002

Registered Office:
6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the above Meeting is entitled to appoint not more than two persons as his proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

(ii) A white form of proxy for use at the Meeting is enclosed herewith.

(iii) In order to be valid, the white form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the Registrar of the Company, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person if he so wishes. In the event that a member attends the Meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(iv) In the case of joint holders of a share, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

此乃要件　請即處理

閣下如對本文件各方面之內容有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒基兆業發展有限公司股份全部**售出**，應立即將本文件及隨附代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
（於香港註冊成立之有限公司）

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司
（於香港註冊成立之有限公司）

根據公司條例第166條
透過協議安排
進行私有化之建議
涉及註銷少數股東（定義見本文件）所持
恒基兆業發展有限公司每股面值港幣0.20元之全部已發行股份

恒基兆業地產有限公司之財務顧問

HSBC 滙豐

香港上海滙豐銀行有限公司

恒基兆業發展有限公司
獨立董事（定義見本文件）之獨立財務顧問

百德能
證券

恒基兆業發展有限公司董事局函件載於本文件第8至17頁。有關該建議（定義見本文件）之說明函件載於本文件第46至131頁。載有獨立董事致獨立少數股東（定義見本文件）有關該建議之意見函件，載於本文件第18頁。載有獨立財務顧問百德能證券有限公司致獨立董事有關該建議之意見函件，載於本文件第19至45頁。

獨立少數股東（定義見本文件）將採取之行動，載於本文件第60頁。

法院指令會議（定義見本文件）及股東特別大會（定義見本文件）將於二零零三年一月二日舉行，有關通告載於本文件第139至142頁。無論　閣下能否親自出席該等會議（定義見本文件），務請　閣下按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示，填妥及簽署，並將有關表格盡快交回恒基兆業發展有限公司之股份過戶登記處標準證券登記有限公司（地址為香港干諾道中111號永安中心5樓），及在任何情況下，不得遲於有關該等會議指定舉行時間四十八小時前交回。就粉紅色代表委任表格而言，倘未於上述時間交回，彼等可於法院指令會議上交予主席。

本文件乃由恒基兆業發展有限公司與恒基兆業地產有限公司聯合刊發。

二零零二年十二月六日

目 錄

本文件(不包括該計劃及該等會議之通告)內，除文義另有所指外，下列詞語具有下列涵義：

「經調整有形資產淨值」	指	按有形資產淨值，並就本文件附錄一第6節所示之若干項目作出調整後而計算之恒基發展集團備考經調整綜合有形資產淨值
「公佈」	指	恒基地產與恒基發展於二零零二年十一月五日聯合發表有關該建議之公佈，並於二零零二年十一月六日在南華早報、信報及香港經濟日報刊登
「授權」	指	與該建議有關之一切必要之授權、登記、存案、裁決、同意、准許及批准
「賓勝」	指	賓勝置業有限公司，一間在香港註冊成立之有限公司，恒基地產之間接全資附屬公司
「註銷價」	指	根據該計劃，恒基地產應付計劃股份持有人每股計劃股份港幣7.60元之註銷價
「公司條例」	指	香港法例第32章公司條例
「該等條件」	指	該建議受規限之條件或任何條件，詳情載於本文件第47及48頁之説明函件內
「控股人士」	指	敏勝、登銘、Gainwise、踞威及賓勝，於本文件刊發日期實益擁有合共佔恒基發展之已發行股本約73.48%
「法院指令會議」	指	將按高等法院指令，就批准該計劃而召開之少數股東會議及其任何續會。有關通告載於本文件第139及140頁
「踞威」	指	踞威置業有限公司，一間在香港註冊成立之有限公司，恒基地產之間接全資附屬公司

「登銘」	指	登銘置業有限公司，一間在香港註冊成立之有限公司，恒基地產之間接全資附屬公司
「戴德梁行」	指	戴德梁行有限公司，為獨立專業物業估值師
「生效日期」	指	該計劃(如獲批准)之生效日期，預期為二零零三年一月二十九日
「除外人士」	指	李兆基博士、富生、何永勳先生、李鏡禹先生、李達民先生、梁昇先生、羅德丞先生、楊雪琴女士、馮博華先生、馮振華先生、林嘉威先生、林高禹先生、李兆麟先生、Tako Assets及Thommen，於本文件刊發日期實益擁有合共佔恒基發展之已發行股本約1.97%，根據收購守則，均被視為與恒基地產一致行動人士
「說明函件」	指	本文件第46至131頁所載之說明函件，並根據公司條例第166A條而發出
「股東特別大會」	指	恒基發展批准及執行該計劃而舉行之股東特別大會及其任何續會，有關通告載於本文件第141及142頁
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間在香港註冊成立之有限公司，恒基地產之間接全資附屬公司
「恒基數碼」	指	恒基數碼科技有限公司，一間在開曼群島註冊成立之有限公司，其股份於聯交所創業板上市，恒基發展擁有其66.67%權益
「高等法院」	指	香港高等法院
「恒基發展」	指	恒基兆業發展有限公司，一間在香港註冊成立之有限公司，其恒基發展股份於聯交所上市
「恒基發展董事局」	指	恒基發展之董事局
「恒基發展董事」	指	恒基發展之董事

「恒基發展集團」	指	恒基發展及其附屬公司
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股
「恒基發展股東」	指	恒基發展股份之持有人
「恒基地產」	指	恒基兆業地產有限公司，一間在香港註冊成立之有限公司，其恒基地產股份於聯交所上市
「恒基地產集團」	指	恒基地產及其附屬公司
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「持有人」	指	股份之登記持有人，包括透過轉讓而有權登記為有關持有人之人士及聯名持有人
「香港」	指	中國香港特別行政區
「中華煤氣」	指	香港中華煤氣有限公司，一間在香港註冊成立之有限公司，其股份於聯交所上市，恒基發展擁有其36.42%權益
「香港小輪」	指	香港小輪(集團)有限公司，一間在香港註冊成立之有限公司，其股份於聯交所上市，恒基發展擁有其30.98%權益
「滙豐」	指	香港上海滙豐銀行有限公司，為香港法例第155章銀行業條例之持牌銀行，以及香港法例第333章證券條例之獲豁免交易商，就該建議擔任恒基地產之財務顧問
「獨立董事」	指	阮北耀先生，獲委任向獨立少數股東提供有關該建議之意見之恒基發展獨立董事
「獨立少數股東」	指	少數股東(不包括除外人士實益擁有之恒基發展股份之持有人)
「最後實際可行日期」	指	二零零二年十二月三日，即本文件付印前為確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則

「敏勝」	指	敏勝置業有限公司，一間在香港註冊成立之有限公司，恒基地產之間接全資附屬公司
「該等會議」	指	法院指令會議及股東特別大會，或其中任何一個會議(視情況而定)
「少數股東」	指	恒基發展股東(不包括控股人士實益擁有之恒基發展股份之持有人)
「美麗華」	指	美麗華酒店企業有限公司，一間在香港註冊成立之有限公司，其股份於聯交所上市。恒基發展擁有其43.67%權益
「有形資產淨值」	指	恒基發展集團於二零零二年六月三十日之綜合有形資產淨值，乃按照恒基發展於二零零二年十月二十八日寄發予恒基發展股東之最近期年報所載之恒基發展集團截至二零零二年六月三十日止年度經審核財務報表計算
「百德能」	指	百德能證券有限公司，為根據香港法例第333章證券條例註冊之投資顧問及註冊交易商，並為獨立董事之獨立財務顧問
「市盈率」	指	市價與盈利之比率
「中國」	指	中華人民共和國
「該建議」	指	誠如本文件所述，由恒基地產透過該計劃，將恒基發展私有化之建議
「記錄時間」	指	緊接生效日期前之日，香港時間下午四時正
「股東名冊」	指	恒基發展存置之股東名冊
「有關當局」	指	有關之政府、政府部門、監管部門、法院或機構
「該計劃」	指	恒基發展與計劃股份持有人根據公司條例第166條而訂立之協議安排，包括其任何修訂或增訂或由高等法院批准或施加之條件，詳情載於本文件第132至138頁

「計劃股份」	指	於記錄時間已發行之恒基發展股份，(不包括控股人士實益擁有之股份)
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購及合併守則
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司，香港小輪之全資附屬公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司，香港小輪之全資附屬公司
「交易日」	指	聯交所開放營業買賣證券之日
「港幣」及「仙」	分別指	香港法定貨幣港元及仙
「人民幣」	指	中國法定貨幣人民幣
「平方呎」	指	平方呎
「平方米」	指	平方米
「%」	指	百分比

就有權出席法院指令會議及股東特別大會， 並於該等會議上投票而交回恒基發展股份 過戶文件之最後時間	二零零二年十二月三十日 星期一下午四時正
暫停辦理股份過戶登記手續， 以決定有權出席法院指令會議及股東特別大會， 並於該等會議上投票之獨立少數股東	二零零二年十二月三十一日星期二至 二零零三年一月二日星期四 (包括首尾兩日)
就以下會議交回代表委任表格之最後時間：	
法院指令會議(附註1)	二零零二年十二月三十一日星期二上午十一時正
股東特別大會(附註1)	二零零二年十二月三十一日星期二上午十一時三十分
暫停買賣恒基發展股份及恒基地產股份	二零零三年一月二日星期四上午九時三十分
法院指令會議	二零零三年一月二日星期四上午十一時正
股東特別大會	二零零三年一月二日星期四上午十一時三十分
於南華早報及香港經濟日報公佈該等會議之結果	二零零三年一月三日星期五
恢復買賣恒基發展股份及恒基地產股份	二零零三年一月三日星期五上午九時三十分
恒基發展股份買賣之最後日期	二零零三年一月二十一日星期二
暫停買賣恒基發展股份	二零零三年一月二十二日星期三上午九時三十分
交回恒基發展股份過戶文件以確定合資格獲得 該計劃之註銷價之最後時間	二零零三年一月二十四日星期五 下午四時正
高等法院聆訊批准該計劃之呈請	二零零三年一月二十八日星期二
記錄時間	二零零三年一月二十八日星期二下午四時正
生效日期(附註2)	二零零三年一月二十九日星期三
恒基發展股份在聯交所撤銷上市地位(附註2)	二零零三年一月二十九日星期三 下午四時正

於南華早報及香港經濟日報公佈

生效日期及撤銷恒基發展股份之上市地位............................二零零三年一月三十日星期四

寄發註銷價之支票之日期..二零零三年二月七日星期五或之前

少數股東務須注意，上述時間表(主要視乎高等法院可聆訊有關該計劃之法律呈請之日期而定)可能有所改動。若上述時間表有任何改動，恒基發展將另行發表公佈。

附註：

1. 代表委任表格須盡快及按上述日期及時間交回恒基發展之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。法院指令會議之粉紅色代表委任表格，倘未於上述時間交回，可在法院指令會議上交予法院指令會議之主席。股東特別大會之白色代表委任表格不得遲於上文所列時間交回，方為有效。填妥及交回法院指令會議或股東特別大會之代表委任表格後，獨立少數股東屆時仍可親自出席有關該等會議及在會上按其意願投票。在此情況下，交回之代表委任表格將視作已遭撤銷。

2. 該計劃將於高等法院批准(無論有否修訂)時生效，而高等法院指令之官式文本，連同載有公司條例第61條規定之詳情之會議記錄，將會送呈香港公司註冊處處長登記。登記手續預期於二零零三年一月二十九日。務請少數股東留意本文件第47及48頁說明函件所載之該等條件。若該計劃生效，則預期恒基發展股份將於二零零三年一月二十九日撤銷在聯交所之上市地位。

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
（於香港註冊成立之有限公司）

執行董事：
李兆基（主席兼總經理）
李家傑（副主席）
林高演（副主席）
李達民
李鏡禹
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
劉智強
張炳強
黃浩明
孫國林
薛伯榮

獨立非執行董事：
胡寶星
阮北耀
梁希文
胡家驃（胡寶星之替代董事）

註冊辦事處：
香港
德輔道中19號
環球大廈
6樓

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條透過協議安排
將恒基兆業發展有限公司私有化之建議

緒言

於二零零二年十一月五日，恒基地產（其五間間接全資附屬公司（即控股人士）擁有2,070,243,859股恒基發展股份，合共佔恒基發展已發行股本之73.48%）要求恒基發展董事局根據公司條例第166條，向少數股東提出有關透過協議安排，將恒基發展私有化之建議（當中涉及註銷及取消所有計劃股份，代價為獲支付註銷價每股計劃股份港幣7.35元）。

於二零零二年十一月二十九日公佈，經考慮各恒基發展股東之意見後，恒基地產已決定將原先於二零零二年十一月五日公佈之註銷價每股計劃股份港幣7.35元，增加至每股計劃股份港幣7.60元，增幅為3.4%。恒基地產已表示不會再增加註銷價。繼發表這公佈後，除非因出現特殊情況外，否則依據收購守則第18.3條之規定，恒基地產不得增加註銷價。在符合收購守則一切適用規定下，恒基地產及恒基發展保留修訂該建議其他條款之權利。

為清楚起見，務須留意恒基發展董事局建議宣派，並可向於二零零二年十二月十八日名列股東名冊之恒基發展股東支付之末期股息11仙，若於二零零二年十二月十八日舉行之恒基發展應屆股東週年大會上獲恒基發展股東批准，則不會受到該建議之結果所影響。

於該計劃生效後，恒基發展將成為恒基地產之全資附屬公司。緊隨生效日期後，恒基發展將向聯交所申請撤銷恒基發展股份在聯交所之上市地位。恒基地產擬於成功將恒基發展私有化後，繼續從事恒基發展集團之現有業務。

於本文件刊發日期，控股人士仍實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本約73.48%。由於控股人士均為恒基地產之間接全資附屬公司，故該等恒基發展股份不會組成計劃股份之一部分，因而將不會於法院指令會議上，就批准該計劃而作投票之用。控股人士亦已表示，該等恒基發展股份亦將不會於股東特別大會上，就批准及使該計劃生效而作投票之用。

鑒於恒基地產於該建議之利益，加上下一段所述有關除外人士與恒基地產之直接或間接關係，儘管除外人士之所有恒基發展股份(55,351,064股，佔恒基發展已發行股本約1.97%)組成計劃股份之一部分，但由於按收購守則，除外人士被視為與恒基地產一致行動人士，故有關恒基發展股份將不會於該等會議上用來投票。

根據披露權益條例，李兆基博士(恒基地產董事局之主席兼總經理)被視為擁有控股人士實益擁有之恒基發展股份權益。此外，其個人擁有，以及根據披露權益條例，被視為透過富生而擁有合共40,395,084股恒基發展股份權益，佔恒基發展於本文件刊發日期已發行股本約1.43%。富生乃由一項單位信託控制。根據披露權益條例，李兆基博士被視為擁有該單位信託權益。恒基地產董事局之若干其他成員，包括何永勳先生、李鏡禹先生、李達民先生、梁昇先生及羅德丞先生亦擁有合共1,563,880股恒基發展股份權益，佔恒基發展於本文件刊發日期已發行股本約0.06%。何永勳先生、李鏡禹先生、李達民先生、梁昇先生及羅德丞先生分別實益擁有1,100股、959,028股、6,666股、150,000股及404,375股恒基發展股份，合共佔恒基發展於本文件刊發日期之已發行股本0.05%。就李鏡禹先生而言，其亦被視為擁有其配偶楊雪琴女士實益擁有之42,711股恒基發展股份，佔恒基發展於本文件刊發日期之已發行股本0.01%。此外，馮博華先生及馮振華先生(均為恒基地產董事馮李煥琼女士之兒子)

分別擁有300,000股恒基發展股份及1,751,000股恒基發展股份。林嘉威先生及林高禹先生(均為恒基地產董事林高演先生之胞弟)分別擁有1,137,000股恒基發展股份及941,000股恒基發展股份。李兆基博士之胞兄李兆麟先生實益擁有4,857,100股恒基發展股份。馮博華先生、馮振華先生、林嘉威先生、林高禹先生及李兆麟先生均為恒基地產若干董事之親屬，彼等合共擁有8,986,100股恒基發展股份，佔恒基發展於本文件刊發日期之已發行股本0.32%，根據收購守則，彼等均被視為與恒基地產一致行動人士。Tako Assets及Thommen(均為香港小輪(由恒基發展擁有30.98%權益，故恒基地產間接擁有權益)之全資附屬公司)實益擁有合共4,406,000股恒基發展股份，佔恒基發展於本文件刊發日期之已發行股本約0.16%。在此情況下，該等人士均被界定為「除外人士」。因彼等與恒基地產之直接或間接關係，故根據收購守則，均被視為與恒基地產一致行動人士。

恒基地產已經委任滙豐銀行為有關建議之財務顧問。

恒基發展董事局由十八名恒基發展董事組成，其中十五名為恒基發展執行董事，其餘三名則為恒基發展之獨立非執行董事。除劉智強先生、張炳強先生、黃浩明先生及薛伯榮先生(均為恒基地產之全資附屬公司恒基兆業地產代理有限公司之僱員)外，其他恒基發展執行董事均為恒基地產及恒基發展之共同董事。在恒基地產及恒基發展之共同董事中，李兆基博士、何永勳先生、李鏡禹先生及李達民先生，除上述彼等擁有之恒基發展股份外，亦均擁有恒基地產股份。劉智強先生亦擁有恒基地產股份。因此，根據收購守則，所有恒基發展執行董事均被視為並無獨立身份就該建議之條款提供意見。就恒基發展獨立非執行董事而言，胡寶星爵士及梁希文先生(均為恒基地產及恒基發展之共同董事)，亦會被視為並無獨立身份向獨立少數股東發表有關該建議之意見。因此，恒基發展之獨立非執行董事阮北耀先生，已獲恒基發展董事局委任為獨立董事，向獨立少數股東提供有關該建議之推薦建議。

恒基發展董事局已委任百德能為獨立財務顧問，向獨立董事提供有關建議之意見。

股權結構

下表載有有關人士於最後實際可行日期擁有已發行之恒基發展股份(包括控股人士及除外人士實益擁有之股份)之情況：

	於最後實際可行日期	
	恒基發展股份數目	%
敏勝(附註1)	602,168,418	21.37
登銘(附註1)	84,642,341	3.00
Gainwise(附註1)	217,250,000	7.71
踞威(附註1)	363,328,900	12.90
賓勝(附註1)	802,854,200	28.50
控股人士所持恒基發展股份總數	2,070,243,859	73.48
李兆基	34,779,936	1.23
富生(附註2)	5,615,148	0.20
	40,395,084	1.43
何永勳	1,100	—
李鏡禹(附註3)	959,028	0.03
李達民	6,666	—
梁昇	150,000	0.01
羅德丞	404,375	0.01
楊雪琴(附註3)	42,711	0.01
馮博華(附註4)	300,000	0.01
馮振華(附註4)	1,751,000	0.06
林嘉威(附註4)	1,137,000	0.04
林高禹(附註4)	941,000	0.03
李兆麟(附註4)	4,857,100	0.18
Tako Assets(附註5)	3,000,000	0.11
Thommen(附註5)	1,406,000	0.05
除外人士所持恒基發展股份總數	55,351,064	1.97
控股人士及除外人士所持恒基發展股份總數	2,125,594,923	75.45
獨立少數股東	691,732,472	24.55
	2,817,327,395	100.00

假設由最後實際可行日期至記錄時間為止，不會再發行其他恒基發展股份，則緊隨生效日期後，當時已發行之全部2,817,327,395股恒基發展股份，將以恒基地產或其附屬公司之名義，或按恒基地產可能給予之指示而被持有，以致恒基發展會成為恒基地產之全資附屬公司(附註6)。

附註：

1. 該等公司(即控股人士)均為恒基地產之間接全資附屬公司。彼等共同實益擁有2,070,243,859股恒基發展股份，佔恒基發展已發行股本之73.48%。根據披露權益條例，李兆基博士被視為擁有該等恒基發展股份。

2. 根據披露權益條例，李兆基博士被視為擁有富生之權益。

3. 根據披露權益條例，李鏡禹先生被視為擁有楊雪琴女士(李鏡禹先生之配偶)所持有之42,711股恒基發展股份。

4. 馮博華先生及馮振華先生均為恒基地產董事馮李煥琼女士之兒子。林嘉威先生及林高禹先生均為恒基地產董事林高演先生之胞弟。李兆麟先生為李兆基博士之胞兄。根據收購守則，該等人士均被視為與恒基地產一致行動人士。

5. Tako Assets及Thommen均為香港小輪之全資附屬公司，故根據收購守則，均被視為與恒基地產一致行動人士。

6. 根據該計劃，恒基發展之股本將於生效日期，透過註銷及取消計劃股份而削減。緊隨是次削減後，恒基發展之法定股本，將藉增設與已註銷計劃股份相同數目之恒基發展股份而增加至其之前之數額。恒基發展因是次股本削減而產生之賬面進賬額，將用以按面值繳足所增設之新恒基發展股份。該等新恒基發展股份將入賬列為繳足股份，並配發及發行予恒基地產或按其可能發出之指示配發及發行。

該建議概要

本文件旨在向 閣下提供有關該建議之其他資料，並給予 閣下有關該等會議之通告。閣下務須留意獨立董事函件、百德能致獨立董事函件、說明函件及該計劃(均為本文件之一部分)。

現建議待該等條件獲達成或(如適用)豁免後，方會透過該計劃執行該建議，其中將涉及透過註銷及取消所有計劃股份而削減恒基發展之法定及已發行股本。緊隨是次削減股本後，恒基發展之法定股本，將藉增設相等於已註銷計劃股份數目之新恒基發展股份而增加至其之前之款額港幣600,000,000元。恒基發展因是次股本削減而產生之賬面進賬額，將用以按面值繳足所增設之新恒基發展股份。該等新恒基發展股份將入賬列為繳足股份，以配發及發行予恒基地產，或按恒基地產可能發出之指示而配發及發行該等新恒基發展股份。該計劃亦規定，就註銷及取消計劃股份而言，於記錄時間名列股東名冊之計劃股份持有人，將有權就所持之每股計劃股份，向恒基地產收取註銷價港幣7.60元作為代價。

註銷價將以支票方式支付，並根據該計劃之條款而獲悉數支付，但並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權對計劃股份之任何持有人行使有關權利。

根據註銷價，以及於最後實際可行日期已發行2,817,327,395股恒基發展股份，按該建議計，恒基發展全部已發行股本之價值約為港幣21,412,000,000元。根據該計劃應付之註銷價合共約港幣5,678,000,000元。恒基地產已表示擬以銀行借款撥付該筆款項。恒基地產有(其中包括)兩筆為數港幣5,500,000,000元及港幣1,000,000,000元之銀團備用信貸，彼等各自之信貸代理人分別為法國巴黎銀行香港分行及永隆銀行有限公司。任何信貸之利息支付及償還信貸或抵押，很大程度將不會視乎恒基發展之任何重要業務而定。滙豐信納恒基地產有足夠可動用之財務資源實行該建議。

待該等條件獲達成或(如適用)豁免後，該建議方為有效，及對恒基發展及所有計劃股份持有人，包括除外人士及彼等之代名人(彼等實益擁有之若干恒基發展股份，均以該等代名人之名義登記)具約束力。

若該計劃並無於二零零三年三月三十一日或之前(或高等法院可能准許之較後日期)生效，則該計劃會失效，而恒基發展隨後會發表報章公佈知會計劃股份之持有人。恒基發展將於適當時候另行發表有關該建議之公佈。

假設該計劃於二零零三年一月二十九日生效，則預期將於二零零三年二月七日或之前向計劃股份持有人寄發註銷價之支票。

該建議之財務影響

股價

註銷價：

(i) 較恒基發展股份於二零零二年十一月四日(即恒基發展股份暫停買賣以待刊發公佈前之最後交易日)在聯交所所報之收市價每股港幣5.95元溢價約27.7%；

(ii) 較恒基發展股份於截至二零零二年十一月四日(包括該日)止五個交易日根據在聯交所所報之每日收市價計算之平均收市價每股港幣5.87元溢價約29.5%；

(iii) 較恒基發展股份於截至二零零二年十一月四日(包括該日)止二十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股港幣5.99元溢價約26.9%；

(iv) 較恒基發展股份於截至二零零二年十一月四日(包括該日)止六十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股港幣6.12元溢價約24.2%；及

(v) 較恒基發展股份於最後實際可行日期根據聯交所所報之收市價每股港幣7.40元溢價約2.7%。

誠如上文解釋，恒基發展董事局所建議向於二零零二年十二月十八日名列股東名冊之恒基發展股東宣派及支付之末期股息11仙，若於二零零二年十二月十八日舉行之恒基發展應屆股東週年大會上獲恒基發展股東批准，則不會受到該建議之結果影響。

本文件附錄三第2節載有恒基發展股份之過往股價資料。

有形資產淨值

註銷價：

(i) 較每股恒基發展股份之有形資產淨值約港幣6.78元溢價約12.1%；及

(ii) 較每股恒基發展股份之經調整有形資產淨值約港幣6.54元溢價約16.2%。

盈利

誠如本文件附錄一第2節綜合收益表所示，截至二零零二年六月三十日止年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約為港幣1,780,000,000元，相當於恒基發展股份每股盈利約63仙。相對於上個財政年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約為港幣1,978,000,000元(相當於恒基發展股份每股盈利約70仙)，即與上一年比較，恒基發展股東之應佔溢利減少10%。

根據截至二零零二年六月三十日止年度之恒基發展股份每股盈利計，註銷價相當於恒基發展股份之市盈率約12.1倍。這較根據恒基發展股份於二零零二年十一月四日(即緊接公佈前之日)之收市價每股港幣5.95元計算之市盈率約9.4倍溢價約27.7%。

股息率

根據註銷價及截至二零零二年六月三十日止年度之股息計算，恒基發展股份之股息率約為2.9%。

該建議之背景及原因

閣下務須留意本文件第50頁說明函件內「該建議之背景及原因」一節。

有關恒基發展集團之資料及未來意向

閣下務須留意本文件第51至56頁說明函件內之「有關恒基發展集團之資料」及「未來意向」兩節。

該等會議及獨立少數股東將採取之行動

誠如 閣下從本文件第139至142頁之該等會議通告所知，該等會議將分別於二零零三年一月二日星期四上午十一時正及上午十一時三十分，假座香港干諾道中5號文華東方酒店松鶴及竹林廳舉行。

高等法院已指示舉行法院指令會議，以考慮及酌情通過批准該計劃之決議案(不論有否修訂)。就法律規定由高等法院批准該計劃而言，若大多數股東(即相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三)投票贊成該計劃，則批准該計劃之決議案將被視為已被通過。然而，根據收購守則第2.10條，若(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持全部恒基發展股份之10%，則該決議案將被視為已被通過。根據獨立少數股東所持有之691,732,472股恒基發展股份計算，於本文件刊發日期，該等恒基發展股份之10%，相當於69,173,247股恒基發展股份。

緊隨法院指令會議後，將舉行股東特別大會，以考慮及酌情通過一項特別決議案，批准及使該計劃生效。

除控股人士因其並非該計劃之人士而將無權出席法院指令會議外，彼等實益擁有合共2,070,243,859股恒基發展股份(佔恒基發展已發行股本約73.48%)，亦將不會於股東特別大會上作投票之用。此外，除外人士(於本文件刊發日期共同實益擁有55,351,064股恒基發展股份，佔恒基發展已發行股本約1.97%)及彼等之代名人(彼等實益擁有之若干恒基發展股份，均以彼等之名義登記)，因上述原因不會親自或委派代表以少數股東身份(若其為恒基發展董事，則可以恒基發展董事身份出席該等會議)出席該等會議及於會上投票。

無論　閣下能否親自出席該等會議，務請　閣下按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基發展之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，惟在任何情況下，交回之時間不得遲於下列各時間。就法院指令會議適用之粉紅色代表委任表格而言，　閣下務請於二零零二年十二月三十一日星期二上午十一時正前交回此代表委任表格，倘未於上述時間交回，可親自交予法院指令會議主席。股東特別大會適用之白色代表委任表格，必須於同日上午十一時三十分前交回，方為有效。隨函附奉兩個列明發信人姓名及地址，並已預付郵資，且信封面分別註明「交回法院會議代表委任表格－恒基兆業發展有限公司」及「交回股東特別大會代表委任表格－恒基兆業發展有限公司」之信封，方便　閣下填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，　閣下仍可親自出席有關會議，並按意願於會上投票。若　閣下遞交代表委任表格後出席會議，則交回之代表委任表格將被視作撤回論。

為決定有權出席法院指令會議及股東特別大會，並於該等會議上投票之獨立少數股東，由二零零二年十二月三十一日星期二至二零零三年一月二日星期四(包括首尾兩日)，將暫停辦理股份過戶登記手續。因此，於該段期間內，不會過戶任何恒基發展股份。為合資格於法院指令會議及股東特別大會上投票，所有有關股票隨附之過戶文件，均須於二零零二年十二月三十日星期一下午四時正前，交回恒基發展之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。

假設該等條件獲達成或(如適用)豁免，則預期該計劃將於生效日期生效，即預期為二零零三年一月二十九日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過所有決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、高等法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位之日期詳情。

股票、買賣、上市、登記及付款

閣下務須留意本文件第57及58頁說明函件內「股票、買賣及上市」及「登記及付款」兩節。

其他資料

本文件第18至45頁載有獨立董事致獨立少數股東之函件，以及百德能致獨立董事之函件。　閣下就該建議採取之任何行動前，務請細閱該等函件。

在考慮採取有關該建議之行動前， 閣下應考慮本身之稅務狀況， 閣下如有任何疑問，應諮詢 閣下之專業顧問。

閣下亦務須細閱本文件第46至131頁之說明函件及說明函件所有附錄、本文件第132至138頁之該計劃，以及本文件第139至142頁之該等會議通告。

此致

列位少數股東 台照

代表董事局
主席兼總經理
李兆基博士
謹啟

二零零二年十二月六日

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
(於香港註冊成立之有限公司)

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條
透過協議安排
將恒基兆業發展有限公司
私有化之建議

本函件所用詞彙與文件(本函件為其一部份)所用者具相同涵義。

於二零零二年十一月五日宣佈，恒基地產要求恒基發展董事向少數股東提呈該建議，以透過該計劃，按每股計劃股份港幣7.35元之註銷價，收購彼等於恒基發展之權益。於二零零二年十一月二十九日進一步公佈，經考慮各恒基發展股東之意見後，恒基地產已決定將註銷價每股計劃股份港幣7.35元，增加至每股計劃股份港幣7.60元，增幅為3.4%。有關該建議詳情載於本文件第8至17頁「董事局函件」一節內。本人已就該建議而獲委任為獨立董事，向獨立少數股東提供有關彼等應如何對該計劃作出投票之推薦建議。百德能已獲委任為獨立財務顧問，向本人提供有關該建議之意見。

經考慮該建議條款及百德能之意見，尤其是本文件第19至45頁百德能致本人函件載述之各項因素、原因及推薦建議(本人懇請獨立少數股東特別留意)後，本人認為，就獨立少數股東而言，該建議條款均屬公平合理。因此，本人推薦獨立少數股東於法院指令會議上，投票贊成批准該計劃之決議案。本人亦推薦獨立少數股東於股東特別大會上，投票贊成批准及使該計劃生效之特別決議案。

本人亦務請獨立少數股東留意(i)董事局函件、(ii)說明函件，以及(iii)組成說明函件一部分之各附錄，尤以附錄二之物業估值為然。

此致

列位獨立少數股東　台照

獨立非執行董事
阮北耀
謹啟

二零零二年十二月六日

下文載有百德能致獨立董事之函件全文，以供收錄於本文件內：

百德能
證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

恒基兆業地產有限公司
透過協議安排
將恒基兆業發展有限公司私有化之建議

緒言

謹此提述吾等獲委任向獨立董事，提供有關根據公司條例第166條，透過協議安排，將恒基發展私有化之建議之意見。該計劃之詳情載於二零零二年十二月六日致恒基發展之少數股東之文件（「文件」，本函件為其中一部分）內。除文義另有說明外，本函件所用詞彙與文件所用者具相同涵義。

百德能已獲聘為財務顧問，就該建議之條款（尤其是註銷價）對獨立少數股東而言是否公平合理，向獨立董事提供意見。除李國寶博士（「李博士」）（中華煤氣及恒基數碼之獨立非執行董事）為東亞銀行有限公司（「東亞銀行」）之主席兼行政總裁，而東亞銀行持有百德能之控股公司Platinum Holdings Company Limited（「Platinum Holdings」）之股權外，百德能為與恒基發展、其聯繫人或與彼等一致行動人士概無關連之獨立人士。李博士於百德能集團（本函件對其之定義為包括Platinum Holdings、其附屬公司（包括百德能）及聯營公司）並無擔任管理職務。此外，李博士之行事乃獨立於中華煤氣及恒基數碼，且無參與恒基發展或恒基地產之董事局。李博士透過Platinum Holdings及東亞銀行而與百德能有聯繫，對於百德能擔任向獨立董事提供意見而言，並無出現任何利益衝突。

於編製吾等之意見時，吾等已依賴恒基發展董事及恒基發展管理層所提供有關恒基發展集團、該建議及該計劃之資料及事實，以及所發表之意見及陳述，包括文件所載之該等事實、意見及陳述。該等資料包括財務資料、該建議之條款、現有業務營運、未來前景及估值報告。吾等已假設於本函件刊發日期，所有資料在各重大方面均為真實及準確。恒基發展董事已確認，彼等就文件所載之內容(不包括有關恒基地產集團(恒基發展集團除外)之內容(恒基地產董事對此負全責))承擔全部責任。

吾等並無理由相信，該等資料為不準確或文件所載之資料或所表達之意見遺漏任何重大事實或遭隱瞞。然而，按一般慣例，吾等並無就所獲提供之資料進行核實程序，亦無就恒基發展集團之業務及事務進行任何獨立深入調查。恒基發展董事已確認，吾等獲提供之資料並無遺漏任何重大事實。吾等認為，吾等已審閱充足資料，使吾等達致知情意見，並為吾等就該建議及該計劃之推薦建議提供合理基礎。

獨立董事

恒基發展董事局包括十八名恒基發展董事，其中十五名為恒基發展執行董事及三名為恒基發展獨立非執行董事。除劉智強先生、張炳強先生、黃浩明先生及薛伯榮先生外，全部其他恒基發展執行董事兼任恒基地產及恒基發展之共同董事。該等恒基發展執行董事(亦兼任恒基地產及恒基發展之董事)，其中李兆基博士、李鏡禹先生、何永勳先生及李達民先生於恒基地產股份中擁有權益。劉智強先生、張炳強先生、黃浩明先生及薛伯榮先生全部為恒基地產之一間全資附屬公司之僱員。劉智強先生亦於恒基地產股份中擁有權益。因此，所有恒基發展執行董事不被視為獨立人士，可就該建議之條款發表獨立意見。就恒基發展獨立非執行董事而言，胡寶星爵士及梁希文先生均兼任恒基地產及恒基發展之共同董事，因此，彼等亦不被視為獨立人士，可就該建議之條款發表獨立意見。因此，恒基發展董事局委任恒基發展獨立非執行董事阮北耀先生為恒基發展董事局之唯一成員，就該建議向獨立少數股東作出推薦建議。

該建議之條款

概括而言，該建議涉及以下主要步驟：

(i) 計劃股份持有人所持有之全部計劃股份將被註銷，而該等持有人將就每持有一股計劃股份向恒基地產收取註銷價港幣7.60元作為代價；及

(ii) 恒基發展之法定股本將被恢復至其原本數額，並將向恒基地產或其代名人發行全面繳足之新恒基發展股份(數目相當於已註銷之計劃股份數目)，使恒基發展成為恒基地產之全資附屬公司，而恒基發展股份於聯交所之上市地位將被撤銷。

有關該建議之條款及條件之其他詳情，載於文件之說明函件內。

該計劃須待達成多項該等條件後，始可作實。該等條件包括經出席法院指令會議及於會上投票之獨立少數股東以大多數票(佔不少於票數總數之四分之三，及以投票表決方式)批准，而由獨立少數股東在法院指令會議上對該計劃所投之反對票，不得超過獨立少數股東所持有之全部恒基發展股份之價值10%，以及高等法院批准該計劃及確認該計劃所涉及之股本削減。

考慮之主要因素及原因

於吾等就該建議之條款而作出推薦建議時，吾等已考慮下列主要因素及原因：

該建議之背景及原因

恒基發展為一間控股公司。其附屬公司之主要業務為在香港之物業發展及投資、投資控股、基建、經營百貨商店、零售及酒店業務、保安服務及開發資訊科技。恒基發展附屬公司之一恒基數碼為於聯交所創業板上市。恒基發展之三間主要聯營公司中華煤氣、香港小輪及美麗華，均為於聯交所主板上市。恒基發展董事已確認，於恒基發展私有化後，彼等無意對現有業務作出任何重大改變，或於不久將來出售大量資產(除於日常業務範圍中出售外)。

於二零零二年十一月二十九日(「第二個公佈日」)公佈，經考慮多名恒基發展股東之意見後，恒基地產已決定將原本於二零零二年十一月五日宣佈之註銷價每股計劃股份港幣7.35元，增加至每股計劃股份港幣7.60元，增幅約3.40%。恒基地產已表示不會再增加註銷價。繼發表這公佈後，除非因收購守則第18.3條之規定而出現特殊情況外，否則恒基地產不得增加註銷價。根據收購守則一切適用規定，恒基地產及恒基發展保留修訂該建議其他條款之權利。

恒基地產董事局已表示，其無意於實行該建議後，出售或促使任何控股人士出售彼等於恒基發展或恒基發展集團任何主要聯營公司之任何實益權益。恒基發展將會撤銷恒基發展股份在聯交所之上市地位，惟須待聯交所批准，方可作實。然而，倘該建議不獲批准或撤銷或失效，則恒基發展擬維持恒基發展股份在聯交所之上市地位。恒基地產及恒基發展亦已確認，彼等並無與任何第三者就出售恒基發展集團任何主要資產，展開或正進行重大討論。

恒基發展由恒基地產擁有約73.48%，並為恒基地產集團內七間上市公司之一。恒基地產董事局已於文件所載之說明函件中之「該建議之背景及原因」一節列明進行該建議之原因。於該建議之後，所有計劃股份之持有人有機會，按恒基發展股份之現行市價之溢價，變現彼等於恒基發展之投資。吾等認為，提供這項選擇符合獨立少數股東之利益，特別是於吾等審閱過該建議之其他方面（吾等將於本函件其後各節中討論）之後。

過往財務表現及未來增長

根據恒基發展二零零二年年報，銷售物業及租金收入佔恒基發展集團於截至二零零二年六月三十日止年度之營業額約45.7%，而租金收入已獨佔其營業額約45.4%。同時，吾等於下文之分析顯示，分佔聯營公司之業績佔截至二零零二年六月三十日止三個年度之除稅前經調整溢利分別約55.5%、86.3%及88.6%。分佔中華煤氣業績已獨佔恒基發展集團於截至二零零二年六月三十日止年三個年度之除稅前經調整經審核綜合溢利分別約47.5%、72.1%及74.4%。

以下為摘錄自恒基發展集團於截至二零零二年六月三十日止三個年度之經審核綜合業績之主要財務摘要：

	截至六月三十日止年度			百分比變動	
				二零零一年／	二零零二年／
	二零零零年	二零零一年	二零零二年	二零零零年	二零零一年
	港幣百萬元	港幣百萬元	港幣百萬元	%	%
營業額	817	1,051	1,188	28.6	13.1
經營溢利（附註1）	1,215	366	306	(69.9)	(16.4)
分佔聯營公司業績（附註2）	1,337	1,481	1,580	10.7	6.7
除稅前溢利	1,823	2,225	2,033	22.1	(8.6)
恒基發展股東應佔溢利	1,608	1,978	1,780	23.0	(10.0)

資料來源：恒基發展二零零一及二零零二年年報

經調整除稅前溢利（附註3）	2,410	1,715	1,783	(28.8)	4.0

附註：

1. 經營溢利

	二零零零年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元
毛利	611	499	588
其他經營收入	10	96	92
出售證券投資之收益	1,239	101	2
重估證券投資之(虧絀)盈餘	32	(49)	(64)
已確認物業、廠房及設備之減值虧損	(345)	–	(60)
出售及分銷成本	(197)	(110)	(77)
行政開支	(128)	(167)	(175)
其他經營開支	(7)	(4)	–
經營溢利	1,215	366	306

2. 以下為截至二零零二年六月三十日止三個年度，分佔恒基發展之聯營公司業績之分析，僅供參考之用：

	二零零零年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元
中華煤氣	1,145	1,236	1,326
香港小輪	58	89	51
美麗華	64	85	134
其他非上市聯營公司	70	71	69
分佔聯營公司業績	1,337	1,481	1,580

資料來源：恒基發展

3. 除稅前經調整溢利乃按截至二零零二年六月三十日止三個年度各年之經審核綜合除稅前溢利計算，並經扣除於有關年度出售附屬公司及聯營公司權益之收益及虧損，以及於有關年度聯營公司及共同控制實體之減值撥備作出調整，詳情如下：

	二零零零年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元
除稅前溢利	1,823	2,225	2,033
加：			
出售附屬公司權益之虧損	–	–	4
下列公司之減值			
聯營公司	559	23	–
共同控制實體	28	49	–
減：			
出售下列公司權益之收益			
附屬公司	–	(582)	–
聯營公司	–	–	(134)
撥回聯營公司之減值	–	–	(120)
除稅前經調整溢利	2,410	1,715	1,783

資料來源：恒基發展二零零一年及二零零二年年報

儘管恒基發展集團之營業額有上升趨勢，惟於三個回顧年度內之增幅由約28.6%降至13.1%。截至二零零一年六月三十日止年度之營業額較二零零零年增加，乃主要由於恒基發展之租金收入增加約港幣63,800,000元，以及將基建項目綜合至賬目內所致。該等項目先前是由一間聯營公司持有，但於截至二零零一年六月三十日止年度，恒基發展於該聯營公司之股權由約44.06%增至64.06%，該聯營公司因而成為恒基發展之附屬公司。故此，截至二零零一年六月三十日止年度，收費道路及大橋之營業額，由零增加至約港幣161,000,000元。收費道路及大橋於全年之營業額，是於恒基發展截至二零零二年六月三十日止年度之賬目內綜合處理，因而令恒基發展之營業額增加約港幣60,000,000元。同年，租金收入之增加，使營業額增加約港幣92,600,000元。儘管營業額由約港幣817,000,000元增加至約港幣1,188,000,000元，惟於本回顧期間內，經營溢利由約港幣1,215,000,000元，下跌至港幣306,000,000元。於截至二零零零年六月三十日止年度，恒基發展出售其於中國電信（香港）有限公司（現改名為中國移動（香港）有限公司）之大部分股權，獲得收益約港幣1,206,000,000元。恒基發展於首次公開發售中國電信（香港）有限公司股份時收購其股權，作為一項策略性投資，並於有吸引之市價時出售有關股權。於截至二零零一年六月三十日止年度，恒基發展亦變現其出售中國電信（香港）有限公司股份所得之收益約港幣30,000,000元。同年，恒基發展亦於B股市場較活躍之期間內，出售中國上市公司之B股而獲得之收益。於截至二零零二年六月三十日止年度，並無任何大宗之出售或買賣股本證券。

二零零零年之物業、廠房及設備減值虧損，是因提取物業撥備，以反映當時市值所致。截至二零零一年六月三十日止兩個年度之物業估值，並無任何重大變動，故並無於截至二零零一年六月三十日止年度提取任何撥備。於二零零二年財政年度，恒基數碼之數據中心設備及設施之減值約為港幣60,000,000元，已於有關賬目中提取撥備。

儘管出售證券投資所得之收益，以及物業、廠房及設備之撥備均帶來貢獻，惟日後未能確定該等收益及撥備之時間及款額。

租金收入分別佔恒基發展集團於截至二零零二年六月三十日止年度之營業額及經營溢利約45.4%及68.6%。租金收入為恒基發展集團之穩定收入來源。物業租賃市場及本港消費者之消費，已受到本港經濟表現不利影響。然而，根據恒基發展二零零二年年報，恒基發展集團擁有之主要零售商鋪物業(佔恒基發展集團之投資物業約62.6%)，均能保持約93%之整體佔用率，且整體租金水平仍然平穩。

就香港政府最近於二零零二年十一月中推行之新房屋政策措施而言，吾等認同恒基發展董事之見解，認為該等措施初步會影響住宅物業之銷售市場。於二零零二年十月三十一日，恒基發展集團於香港持作待售之住宅物業價值，僅佔其全部物業組合約1.55%，故恒基發展董事預期，該等新房屋政策措施，不會即時對恒基發展集團之物業組合價值構成重大影響。

酒店及零售業務分別佔恒基發展集團於截至二零零二年六月三十日止年度之營業額及經營溢利約17.0%及7.6%。本港及海外經濟下調，令到恒基發展集團之兩間麗東酒店，於二零零二年財政年度內錄得經營虧損約港幣10,590,000元。房租受到下調壓力。恒基發展集團現時共經營六間千色店百貨。

通行費收入分別佔恒基發展集團於截至二零零二年六月三十日止年度之營業額及經營溢利約18.6%及33.7%。恒基發展集團於中國之收費大橋及收費道路合營企業業務，持續為恒基發展集團帶來溢利。然而，誠如恒基發展董事表示，由於中國政府致力增加道路及大橋基建設備，故正在興建之收費道路及大橋數目不斷增加。據恒基發展董事所知，上年通行費收入較對上一年下跌。基於上述各項，吾等認為，恒基發展董事指鄰近收費道路及大橋，會對該等項目造成較大競爭是合理預測。

吾等已與恒基發展董事商討，並認同彼等之見解，認為租賃物業組合、投資基建項目、酒店業務及零售經營，連同來自聯營公司之貢獻，均為恒基發展集團帶來穩定收入。

誠如上下文所述，獨立少數股東務須留意，恒基發展集團越來越依重其聯營公司之盈利貢獻。因此，恒基發展之未來盈利增長，將會更依重該等聯營公司之貢獻。

於本回顧期間，分佔聯營公司業績之應佔收入一直上升，於截至二零零二年六月三十日止三個年度由約港幣1,337,000,000元增加至約港幣1,580,000,000元。該等款項佔截至二零零二年六月三十日止三個年度之除稅前經調整溢利分別約55.5%、86.3%及88.6%。此趨勢顯示恒基發展集團越來越依賴其聯營公司之盈利貢獻。概括而言，恒基發展之盈利增長日漸更倚重其聯營公司。

鑒於中華煤氣約36.42%之股權由恒基發展擁有，而恒基發展集團於截至二零零二年六月三十日止年度之除稅前經調整經審核綜合溢利約74.4%屬於分佔中華煤氣業績，故此，吾等已審閱中華煤氣之增長，以達致其對恒基發展增長影響之意見。同時，美麗華及香港小輪分別截至二零零二年三月三十一日止及二零零二年六月三十日止最近三個年度之表現已見改善，該兩間公司之溢利貢獻，分別佔恒基發展於截至二零零二年六月三十日止年度之除稅前溢利約6.6%及2.5%。吾等將不會對該兩間公司之業績進一步闡釋，惟將會專注帶來主要溢利貢獻之聯營公司中華煤氣。下文所載圖表為中華煤氣於最近十個財政年度之過往營業額及溢利表現：

中華煤氣10年營業額及溢利


港幣百萬元
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
營業額
股東應佔溢利
一九九二年
一九九三年
一九九四年
一九九五年
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
截至十二月三十一日止年度

資料來源：中華煤氣二零零一年年報

從上圖所示中華煤氣之營業額及股東應佔溢利之十年趨勢，可見發達城市之公用設施屬穩定業務。截至二零零一年十二月三十一日止年度，中華煤氣之營業額增加約3.1%，而截至二零零二年六月三十日止六個月期間則下跌約1.1%。截至二零零一年十二月三十一日止年度，股東應佔溢利僅上升約1.65%，而於截至二零零二年六月三十日止中期期間則約為0.15%。儘管中華煤氣正在積極開發中國業務，以擴大其市場，惟該等投資之回本時間及該等投資之表現均未明朗。根據中華煤氣於二零零二年十一月八日刊發之報章公報，香港於二零零二年首九個月氣溫和暖，且經濟不景，因而對氣體銷售構成負面影響。自一九九八年一月以來，中華煤氣便凍結其收費及每月維修費，且現無計劃調整氣體收費。

從恒基發展集團過去三年之經審核綜合營業額、毛利及恒基發展股東應佔純利所見，恒基發展集團之增長一直出現下滑趨勢，且情況並不穩定。根據過去三年之過往財務資料，恒基發展亦非常倚賴其聯營公司，其未來增長潛力可能會直接受其聯營公司(如前所討論，特別是中華煤氣)之盈利增長所影響。

該建議可被視為少數股東變現其於恒基發展之投資之機會，藉以將變現所得資金投入其他投資項目。當註銷價較恒基發展股份之市價出現溢價時，將增長可能較為穩定之投資轉換為其他投資將更為有利。儘管部分投資者可能選擇穩定增長之投資，惟吾等相信，給予少數股東機會，按市場溢價變現其於恒基發展之投資，乃符合獨立少數股東之利益。

股息

下表為恒基發展集團於過去五個財政年度之股息相關統計數據：

截至六月三十日止年度	恒基發展股份之每股股息	恒基發展股份之每股盈利	派息率	截至當年度止恒基發展股份之平均每日收市價	股息率
	港幣	港幣	%	港幣	%
一九九八年	0.24元	0.36元	66.67	6.51元	3.69
一九九九年	0.22元	0.39元	56.41	4.66元	4.72
二零零零年	0.23元	0.57元	40.35	5.61元	4.10
二零零一年	0.23元	0.70元	32.86	5.46元	4.22
二零零二年	0.22元	0.63元	34.92	6.23元	3.53

資料來源：恒基發展二零零二年年報及彭博資訊

截至二零零二年六月三十日止最近五個年度，每股恒基發展股份之股息一直相當平穩，介乎每股恒基發展股份港幣0.22元至港幣0.24元不等。然而，鑒於恒基發展董事有意保留現金，以進一步削減資本負債比率，故派息率由一九九八年約66.67%逐步下跌至二零零二年約34.92%。按照恒基發展股份之年度平均每日收市價計算之股息率，亦顯示自一九九九年以來出現整體下跌趨勢，股息率由約4.72%下跌至二零零二年之3.53%。儘管出現下跌趨勢，與直至第二個公佈日（包括該日）止最近五個年度之平均恒生指數股息率約2.9%比較，按最近五個財政年度之股息率計算之平均股息率約4.05%十分吸引。然而，不能保證恒基發展之股息率將會維持不變。

吾等認為，該建議提出之註銷價，乃較恒基發展股份之市價為高，同時讓少數股東有機會將彼等於恒基發展股份之投資，轉投於其他投資項目，這乃符合少數股東及獨立少數股東之利益。

恒基發展股份之價格表現

下表載列恒基發展股份由二零零二年五月一日至最後實際可行日期（包括該日）止期間每月之最高與最低成交價及平均收市價：

月份	收市價 最高 港幣	 最低 港幣	每月平均 每日收市價 港幣
二零零二年			
五月	7.35元	6.45元	6.85元
六月	6.95元	6.55元	6.75元
七月	6.75元	6.20元	6.47元
八月	6.60元	5.95元	6.18元
九月	6.35元	6.00元	6.18元
十月	6.15元	5.80元	6.01元
十一月	7.40元	5.75元	7.22元
十二月（直至最後實際可行日期（包括該日））	7.55元	7.40元	7.48元

資料來源：聯交所網站 (www.hkex.com.hk)

由二零零二年五月一日直至最後實際可行日期（包括該日）止，恒基發展股份之最高及最低成交價分別為港幣7.55元（於二零零二年十二月二日）及港幣5.75元（於二零零二年十一月一日）。註銷價每股計劃股份港幣7.60元，分別較恒基發展股份於回顧期間內之最高及最低成交價，溢價約0.66%及32.17%。

下表顯示每股計劃股份之註銷價港幣7.60元，較下列日期及期間之各個收市價之溢價之概要：

交易日	**收市價**	**按註銷價計算之溢價**
最後實際可行日期	7.40元	2.70%
第二個公佈日	7.40元	2.70%
二零零二年十一月四日 (即刊登公佈前之最後交易日(「暫停買賣前一日」))	5.95元	27.73%

期間	**平均收市價**	**按註銷價計算之溢價**
直至暫停買賣前一日(包括該日)止5個交易日	5.87元	29.47%
直至暫停買賣前一日(包括該日)止10個交易日	5.95元	27.73%
直至暫停買賣前一日(包括該日)止30個交易日	6.03元	26.04%
直至暫停買賣前一日(包括該日)止60個交易日	6.12元	24.18%
直至暫停買賣前一日(包括該日)止180個交易日	6.39元	18.94%

資料來源：聯交所網站 (www.hkex.com.hk)

下圖進一步闡釋恒基發展股份由二零零零年十一月一日直至最後實際可行日期(包括該日)在聯交所所報之每日收市價：

恒基發展股份之股價圖


港幣
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
註銷價每股計劃股份港幣7.60元
二零零零年十一月一日
二零零零年十二月一日
二零零一年一月一日
二零零一年二月一日
二零零一年三月一日
二零零一年四月一日
二零零一年五月一日
二零零一年六月一日
二零零一年七月一日
二零零一年八月一日
二零零一年九月一日
二零零一年十月一日
二零零一年十一月一日
二零零一年十二月一日
二零零二年一月一日
二零零二年二月一日
二零零二年三月一日
二零零二年四月一日
二零零二年五月一日
二零零二年六月一日
二零零二年七月一日
二零零二年八月一日
二零零二年九月一日
二零零二年十月一日
二零零二年十一月一日
最後實際可行日期

資料來源：彭博資訊

誠如以上股價圖表所說明，於最後實際可行日期前之兩年內任何時間，恒基發展股份均以低於註銷價每股計劃股份港幣7.60元之收市價買賣。於公佈後，恒基發展股份之股價上升，於第二個公佈日及最後實際可行日期均收市報港幣7.40元。然而，倘該計劃不成功或該建議被撤銷或失效，不能保證恒基發展股份之價格將會維持現有水平。吾等認為，誠如下文「另有其他收購建議之可能性及再提高註銷價」一節所述，由於恒基地產持有恒基發展大部分股權，任何獨立第三方均不可能以高於或低於註銷價之價格，提出收購恒基發展股份之建議。此外，於上述「該建議之背景及進行之原因」一節，吾等已提述恒基地產無意出售或促使控股人士出售其恒基發展股份予任何第三者，以及恒基地產不會再增加註銷價。鑒於近年來恒基發展股份之過往價格均低於註銷價(恒基地產不會再增加註銷價)，及不大可能會有具競爭力之收購建議，故少數股東於不久將來似乎未必能夠獲得較註銷價為高之平倉價。因此，吾等認為註銷價屬合理，並符合獨立少數股東之利益。

市盈率

下圖闡釋由二零零零年十一月一日至最後實際可行日期止期間，恒基發展股份之市盈率，以及按註銷價計算之市盈率：

有關恒基發展股份之市盈率圖表


按註銷價計算之市盈率約12.06倍
市盈率
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0
恒基發展股份之市盈率
二零零零年十一月一日
二零零零年十二月一日
二零零一年一月一日
二零零一年二月一日
二零零一年三月一日
二零零一年四月一日
二零零一年五月一日
二零零一年六月一日
二零零一年七月一日
二零零一年八月一日
二零零一年九月一日
二零零一年十月一日
二零零一年十一月一日
二零零一年十二月一日
二零零二年一月一日
二零零二年二月一日
二零零二年三月一日
二零零二年四月一日
二零零二年五月一日
二零零二年六月一日
二零零二年七月一日
二零零二年八月一日
二零零二年九月一日
二零零二年十月一日
二零零二年十一月一日
最後實際可行日期

資料來源：彭博資訊

誠如上圖所見，按註銷價及恒基發展股份截至二零零二年六月三十日止年度之每股盈利計算之市盈率約12.06倍，乃較恒基發展股份於最後實際可行日期前最近兩年所達到之所有市盈率為高。

於公佈後，恒基發展股份之每日收市價均上升至第二個公佈日及最後實際可行日期之港幣7.40元。然而，倘該建議被撤銷或失效，則不能保證恒基發展股份之價格將會維持現有水平，及因此市盈率可能會回復較低水平。

根據其恒基發展股份之過往市盈率，該計劃為少數股東提供一個機會，可以較高之市盈率變現彼等之投資。因此吾等認為，該建議符合獨立少數股東之利益及註銷價屬公平合理。

流動資金

下表載列恒基發展股份由二零零二年五月一日至最後實際可行日期(包括該日)止期間之成交量：

	每月成交量	每月成交量佔已發行恒基發展股份總額之百分比(附註1)	每月成交量佔恒基發展股份之公眾持股量之百分比(附註2)
二零零二年			
五月	45,351,228股	1.61%	6.56%
六月	28,275,500股	1.00%	4.09%
七月	28,318,033股	1.01%	4.09%
八月	20,294,500股	0.72%	2.93%
九月	24,946,888股	0.89%	3.61%
十月	26,929,714股	0.96%	3.89%
十一月	120,575,697股	4.28%	17.43%
一由十一月一日至暫停買賣前一日	3,846,334股	0.14%	0.56%
一由公佈日期至第二個公佈日(包括該日)止	116,729,363股	4.14%	16.87%
十二月(直至最後實際可行日期(包括該日))	19,779,000股	0.70%	2.86%
由公佈日期至最後實際可行日期(包括該日)	136,508,363股	4.85%	19.73%

附註：

1. 根據已發行恒基發展股份2,817,327,395股計算。

2. 根據公眾持股量約691,732,472股恒基發展股份計算。

資料來源：聯交所網站(www.hkex.com.hk)

誠如上表所示，恒基發展股份於暫停買賣前一日前六個月期間內之每月成交量，由二零零二年五月錄得之最高成交量，即佔恒基發展已發行股本總額約1.61%，或佔公眾持有之恒基發展股份約6.56%，下跌至二零零二年十月佔恒基發展已發行股本總額約0.96%，或佔公眾持有之恒基發展股份約3.89%。自公佈日期起至最後實際可行日期(包括該日)止，恒基發展股份之成交量大幅上升至136,508,363股恒基發展股份，佔已發行恒基發展股份總數約4.85%，以及佔公眾所持之恒基發展股份約19.73%。恒基發展股份於十一月份之每月成交量，佔恒基發展已發行股本總額約4.28%，或佔公眾持有之恒基發展股份約17.43%。根據恒基發展股份自二零零二年五月以來之成交量，若該建議被撤銷或失效，則吾等認為恒基發

展股份自暫停買賣前一日以來所錄得之較活躍成交量將不可能會繼續下去。鑒於恒基發展股份於發表公佈前之流通量水平較低，故獨立少數股東不能夠不降低恒基發展股份之市價而在市場上出售大量恒基發展股份。該建議使少數股東有機會按註銷價出售彼等於恒基發展之投資。因此，吾等認為，由於該計劃使獨立少數股東有機會按高於市價之價格，出售彼等於恒基發展之持股量，即使大量持股量亦可出售。因此，該計劃乃符合獨立少數股東之利益。

資產淨值

註銷價每股計劃股份港幣7.60元，乃較文件附錄一第6節所示之每股恒基發展股份之有形資產淨值約港幣約6.78元溢價約12.09%，並較每股恒基發展股份之經調整有形資產淨值約港幣6.54元溢價約16.21%。

自二零零零年十一月一日起至最後實際可行日期，吾等已評估恒基發展股份之每日收市價對每股恒基發展股份之有形資產淨值(按當時恒基發展編製之最近期經審核賬目計算)(「最近期有形資產淨值」)。下圖呈列恒基發展股份之每日收市價，較每股恒基發展股份之最近期有形資產淨值出現之溢價或折讓：

收市價較每股恒基發展股份之最近期有形資產淨值溢價／折讓


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
按註銷價計算之溢價約16.21%
二零零零年十一月一日
二零零零年十二月一日
二零零一年一月一日
二零零一年二月一日
二零零一年三月一日
二零零一年四月一日
二零零一年五月一日
二零零一年六月一日
二零零一年七月一日
二零零一年八月一日
二零零一年九月一日
二零零一年十月一日
二零零一年十一月一日
二零零一年十二月一日
二零零二年一月一日
二零零二年二月一日
二零零二年三月一日
二零零二年四月一日
二零零二年五月一日
二零零二年六月一日
二零零二年七月一日
二零零二年八月一日
二零零二年九月一日
二零零二年十月一日
二零零二年十一月一日
最後實際可行日期

資料來源：彭博資訊

由此可見，於過去兩年內，恒基發展股份大部份時間乃按較每股恒基發展股份之最近期有形資產淨值出現折讓之價格買賣。於公佈日期前，於二零零二年五月十七日錄得恒基發展股份按大幅高於每股恒基發展股份之當日最近期有形資產淨值約7.61%之價格買賣。然而於二零零零年十一月十三日，則錄得按遠低於每股恒基發展股份之當日最近期有形資產淨值約29.27%之價格買賣。於暫停買賣前一日，收市價較每股恒基發展股份之最近期有形資產淨值折讓約12.24%。於第二個公佈日及最後實際可行日期，收市價較每股恒基發展股份之最近期有形資產淨值溢價均約9.14%。根據過往走勢，在並無該建議之情況下，較每股恒基發展股份之最近期有形資產淨值之折讓，是不可能出現約16.21%之溢價(即註銷價較每股恒基發展股份之經調整有形資產淨值出現之溢價)。因此，吾等認為，註銷價屬合理，並符合獨立少數股東之利益。

按市值調整之有形資產淨值(定義見下文)

鑒於賬面值不一定能夠反映一間公司所持有之資產之市值，故吾等相信，亦須要參考恒基發展所持有之相關上市資產之市值。吾等相信，對恒基發展股東而言，此為恒基發展較近期之價值。吾等從兩方面評估每股恒基發展股份之價值：(i)恒基發展於其上市附屬公司(即恒基數碼)及聯營公司(即中華煤氣、香港小輪及美麗華)之權益之市值；及(ii)恒基發展所持有之剩餘有形資產之資產淨值。為方便提及，吾等將這合併價值稱為按市值調整之有形資產淨值。

吾等已將每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值，與註銷價每股計劃股份港幣7.60元作比較。以恒基發展之上市附屬公司及聯營公司於最後實際可行日期之股價為例，每股恒基發展股份之按市值調整之有形資產淨值乃根據下列方式計算：

(i) 由恒基發展所持有之上市附屬公司與聯營公司之市值

公司	恒基發展持有之股權百分比	市值	恒基發展應佔市值	每股恒基發展股份之等值
	%	港幣百萬元	港幣百萬元	港幣
		(附註1)		(附註2)
	(a)	(b)	(c)=(a) x (b)	
恒基數碼	66.67%	1,300	867	0.31元
美麗華	43.67%	3,319	1,449	0.51元
中華煤氣	36.42%	58,616	21,348	7.58元
香港小輪	30.98%	2,049	635	0.22元
			按每股恒基發展股份計算之上市附屬公司與聯營公司之市值	港幣8.62元

附註：

1. 即恒基發展之附屬公司及各聯營公司於最後實際可行日期之收市價，乘以恒基發展有關附屬公司及聯營公司之最近期公佈已發行股份數目。

2. 即(c)欄除以2,817,327,395股已發行恒基發展股份。

資料來源：彭博資訊及恒基發展二零零二年年報

(ii) 剩餘有形資產淨值

	港幣千元
文件附錄一第6節所示之經調整有形資產淨值	18,425,439
減：	
分佔上市聯營公司權益	(12,537,618)
分佔上市附屬公司權益	(531,467)
剩餘有形資產淨值	5,356,354
每股恒基發展股份之剩餘有形資產淨值	港幣1.90元

資料來源：恒基發展二零零一年及二零零二年年報

(iii) 每股恒基發展股份之按市值調整之有形資產淨值

誠如上文(i)部分所分析，按恒基發展股份計算之上市附屬公司及聯營公司之市值	港幣8.62元
每股恒基發展股份之剩餘有形資產淨值	港幣1.90元
每股恒基發展股份之按市值調整之有形資產淨值	港幣10.52元
註銷價較每股恒基發展股份之按市值調整之有形資產淨值之折讓	27.76%

吾等已將自二零零零年十一月一日起，至最後實際可行日期(包括該日)止最近兩年，每股恒基發展股份之每日按市值調整之有形資產淨值，與恒基發展股份於同日之每日收市價作比較。吾等留意到，於回顧期間內，恒基發展股份之每日收市價，乃一直較相關每股恒基發展股份之按市值調整之有形資產淨值有折讓。下圖為自二零零零年十一月一日起至最後實際可行日期止最近兩年之折讓數據：

每股恒基發展股份每日收市價較每股恒基發展股份每日按市值調整之有形資產淨值市值之折讓


折讓(%)
60.00
50.00
40.00
30.00
20.00
10.00
0
於二零零零年十一月二十七日
折讓上限約49.71%
註銷價較每股恒基發展股份
之按市值調整之有形資產淨值折讓約27.76%
於二零零一年九月四日
折讓下限約29.59%
二零零零年十一月一日
二零零零年十二月一日
二零零一年一月一日
二零零一年二月一日
二零零一年三月一日
二零零一年四月一日
二零零一年五月一日
二零零一年六月一日
二零零一年七月一日
二零零一年八月一日
二零零一年九月一日
二零零一年十月一日
二零零一年十一月一日
二零零一年十二月一日
二零零二年一月一日
二零零二年二月一日
二零零二年三月一日
二零零二年四月一日
二零零二年五月一日
二零零二年六月一日
二零零二年七月一日
二零零二年八月一日
二零零二年九月一日
二零零二年十月一日
二零零二年十一月一日
最後實際可行日期

資料來源：彭博資訊及恒基發展二零零一年及二零零二年年報

吾等留意到，於回顧期間內，恒基發展股份之每日收市價，乃一直較其每日按市值調整之有形資產淨值有折讓。折讓幅度由最低約29.59%(於二零零一年九月四日)至最高約49.71%(於二零零零年十一月二十七日)，顯示最少在最近兩年內，市場一直按其相關投資之價值折讓約29.59%至49.71%，對恒基發展股份作出估值。

同時，註銷價為相等於每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值約港幣10.52元折讓約27.76%。此折讓幅度較過去兩年每股恒基發展股份之每日收市價相對於每股恒基發展股份按市值調整之有形資產淨值之所有折讓幅度為低。於暫停買賣前一日，每股恒基發展股份之收市價為港幣5.95元，較當日每股恒基發展股份之按市值調整之有形資產淨值折讓約44.20%。於第二個公佈日，每股恒基發展股份之收市價港幣7.40元，較當日每股恒基發展股份之按市值調整之有形資產淨值折讓約31.23%。於最後實際可行日期，收市價每股恒基發展股份港幣7.40元，較當日每股恒基發展股份按市值調整之有形資產淨值折讓約29.66%。因此，以註銷價評估恒基發展股份之價值，較市場於最後實際可行日期前之過去兩年內，對恒基發展股份之所有估值為佳。因此，相對於每股恒基發展股份之按市值調整之有形資產淨值，註銷價雖然有約27.76%之折讓，惟吾等認為折讓水平可以接受。

吾等已利用此按市值調整之有形資產淨值之基準評估恒基發展股份之價值，這是由於此方式與「清盤價值」方法相類似，惟就公司清盤而言，則會因大量出讓資產而產生折讓。吾等認為，鑒於現金流量貼現法涉及多項不明確及主觀假設，故利用該方法並不適合。例如必須一開始便假設市場，以及恒基發展業務所在之市場之經濟狀況並無任何重大變動。並另外假設恒基發展之租賃物業之租金，仍保持在若干水平，或增加至若干租金。

然而，獨立少數股東應注意，儘管每股恒基發展股份之按市值調整之有形資產淨值約港幣10.52元為有關比較基礎之一，惟現無法確定該價值可否於市場變現，原因是倘獨立少數股東所持有之恒基發展股權應佔所有上市附屬公司及聯營公司之股份，同時在市場上出售，彼等之價格將被壓低，即使所有其他市場因素不變，吾等亦將不能獲得於分析中所使用之價值。儘管恒基發展為控制溢利而擬商討大宗出售其於上市附屬公司及聯營公司之持股量，惟這須視乎有否自願買家而定。對於恒基數碼，特別有可能，其於二零零二年一月起至二零零二年十一月止之平均每月成交量僅約209,000股。其股價亦由二零零二年一月八日之每股港幣0.73元，持續下跌至最後實際可行日期之每股港幣0.26元。未能確定每股恒基發展股份之按市值調整之有形資產淨值約港幣10.52元之另一個考慮因素是，中華煤氣、香港小輪及美麗華均為上市公司，而彼等之股價波動不定，且受市場及其他經濟因素或其各自之內在因素所影響。特別是，截至最後實際可行日期止過去三年，中華煤氣之股價處於平均市盈率約14.3倍至21.0倍之間，而其他兩間香港電力公司在同期之平均市盈率，則分別介乎約8.3倍至15.1倍及約8.8倍至12.3倍。儘管中華煤氣在香港氣體供應服務上，有很大市場佔有率，故享有特殊市場地位，惟最近公眾對公用設施公司施壓，要求調低現時之收費，這可能會影響其股價。最後，變現恒基發展集團所持有之所有物業，將需要一段時間進行，而變現總額將視乎物業市況而定，而物業市場在近年來一直處於低潮。

可資比較公司

為幫助評估註銷價較恒基發展之相關資產出現之溢價或折讓之公平及合理程度，吾等已與可資比較公司作比較。由於恒基發展為恒生地產指數成分股之一，故吾等物色其他八隻恒生地產指數成分股(附註9)作為可資比較公司(「可資比較公司」)。該等公司之主要業務包括物業投資及發展。吾等進一步審核三十三隻恒生指數成分股(不包括該九間恒生地產指數成分股公司)，並審核所有非銀行公司，以物色可資比較公司。吾等已從中揀選持有兩間或以上上市附屬公司及／或聯營公司之所有公司，並將彼等列入吾等之可資比較公司組別內。根據這準則，吾等已物色了九龍倉集團有限公司、新世界發展有限公司、和記黃埔有限公司及太古股份有限公司「A」，並將彼等列入吾等之可資比較公司組別內。可資比較公司於最後實際可行日期之市值，乃介乎約港幣63.6億元至港幣2,344.9億元，而資產淨值(按最近期編製之綜合賬目計算)則介乎港幣約181.6億元至港幣2,104.8億元。由於每間可資比較公司之市值，均較其上市附屬公司及／或聯營公司之總市值為多(但恒基發展之情況並非如此)，故不適宜採用按市值調整之有形資產淨值作為比較基準。此外，由於就所有可資比較公司而言，除上市附屬公司及／聯營公司外，彼等旗下之其他公司之相關剩餘資產淨值並非可從公開途徑取得資料，故吾等無法為所有該等公司取得一致及可資比較之按市值調整之有形資產淨值。因此，吾等認為，就可資比較公司而言，乃不適宜採用按市值調整之有形資產淨值基準，故採用可資比較公司之資產淨值作為比較基準。下表分析了各可資比較公司及恒基發展之股價，較每股資產淨值出現之溢價或折讓水平：

	於最後實際可行日期股份收市價	於最後實際可行日期之市值	最近公佈之經審核每股資產淨值	最近公佈之經審核綜合資產淨值	股價較每股資產淨值出現之溢價／(折讓)
	港幣	港幣百萬元	港幣	港幣百萬元	%
屬於恒生地產指數之可資比較公司：					
長實	57.75元	133,758	71.87元	166,472 (附註1)	(19.65)
恒隆集團 (附註9)	6.85元	9,068	13.72元	18,160 (附註2)	(50.07)
恒隆地產	7.50元	21,670	9.04元	26,112 (附註2)	(17.04)
恒基地產	27.30元	47,014	33.01元	56,852 (附註2)	(17.30)
希慎 (附註9)	6.15元	6,363	20.47元	21,177 (附註1)	(69.96)

	於最後實際可行日期股份收市價 港幣	於最後實際可行日期之市值 港幣百萬元	最近公佈之經審核每股資產淨值 港幣	最近公佈之經審核綜合資產淨值 港幣百萬元	股價較每股資產淨值出現之溢價／(折讓) %
信和置業	2.775元	10,725	6.65元	25,719 (附註2)	(58.27)
新鴻基地產	52.50元	126,048	53.56元	128,598 (附註2)	(1.98)
會德豐	5.70元	11,582	13.03元	26,485 (附註3)	(56.25)
其他可資比較公司：					
和記黃埔	55.00元	234,485	49.37元	210,481 (附註1)	11.40
新世界發展	4.625元	10,020	24.77元	53,651 (附註2)	(81.33)
太古股份「A」	32.20元	30,167	47.00元	44,033 (附註1)	(31.49)
九倉集團	17.20元	42,097	22.27元	54,513 (附註1)	(22.77)
所有可資比較公司之簡單平均數					(34.56)
九間可資比較公司之簡單平均數(附註8)					(44.94)
恒基發展	7.40元	20,848	6.54元 (附註4)	18,425 (附註5)	13.15
註銷價：					
與每股恒基發展股份之按市值調整之有形資產淨值比較	7.60元 (附註6)		6.54元 (附註4)		16.21
與每股恒基發展股份之按市值調整之有形資產淨值比較	7.60元 (附註6)		10.52元 (附註7)		(27.76)

附註：

1. 根據截至二零零二年六月三十日止六個月之有關中期業績報告計算。

2. 根據截至二零零二年六月三十日止年度之有關年報計算。

3. 根據截至二零零二年三月三十一日止年度之有關年報計算。

4. 每股恒基發展股份之經調整有形資產淨值。

5. 經調整有形資產淨值。

6. 註銷價。

7. 每股恒基發展股份之按市值調整之有形資產淨值。

8. 市值及資產淨值少於港幣1,000億元之九間可資比較公司。

9. 自二零零二年十二月二日起，恒隆集團有限公司及希慎興業有限公司不再屬於恒生地產指數。然而，由於該兩間公司於暫停買賣前一日及第二個公佈日仍屬恒生地產指數成分股，故為進行比較，吾等認為，將其納入可資比較公司乃適當做法。

資料來源：彭博資訊、可資比較公司之年報及中期業績報告

可資比較公司乃按較資產淨值折讓約81.33%，至較資產淨值溢價約11.40%之範圍買賣。所有可資比較公司之簡單平均折讓約為34.56%。由於恒基發展於最後實際可行日期之市值及經調整有形資產淨值，分別約為港幣208.5億元及港幣184.3億元，故吾等認為，與規模相若(即市值及資產淨值少於港幣1,000億元)之可資比較公司比較，乃較為有意義。因此，九間可資比較公司(市值及資產淨值少於港幣1,000億元)之收市價較每股資產淨值出現之折讓，平均約為44.94%。

恒基發展按較每股恒基發展股份於最後實際可行日期之經調整有形資產淨值溢價約13.15%買賣。同時，註銷價較每股恒基發展股份於最後實際可行日期之經調整有形資產淨值溢價約16.21%，並較於最後實際可行日期時每股恒基發展股份之按市值調整之有形資產淨值折讓約27.76%。吾等認為，由於市場對地產公司估值有所折讓，故一般不會物色估值出現溢價之地產公司。儘管恒基發展股份之過往價格，較每股恒基發展股份之最近期有形資產淨值出現窄幅折讓，惟吾等相信，在並無該建議之情況下，獨立少數股東會發現，恒基發展股份將難以達致較每股恒基發展股份之經調整有形資產淨值溢價約16.21%之沽售價格。此外，註銷價較於最後實際可行日期時每股恒基發展股份之按市值調整之有形資產淨值折讓約27.76%，乃低於所有可資比較公司之市價較每股資產淨值之平均折讓約34.56%，並低於九間可資比較公司(市值及資產淨值少於港幣1,000億元)之平均折讓約44.94%。因此，吾等認為，註銷價乃屬公平合理，並符合獨立少數股東之利益。

私有化先例

按註銷價計算之每股恒基發展股份之按市值調整之有形資產淨值於最後實際可行日期時之折讓水平約為27.76%。於評估此折讓幅度是否公平合理時，吾等已簡略審閱自二零零一年一月以來，在香港曾公佈之所有成功私有化建議，並將該等先例之主要統計數據概述如下：

公司	私有化建議日期	主要業務	收購價（港幣）	較股份平均收市價出現之溢價 最後交易日(%)（附註1）	30個交易日(%)	60個交易日(%)	每股經調整綜合有形資產淨值（港幣）	收購價較每股經調整綜合有形資產淨值之溢價／（折讓）(%)
協和建設有限公司	二零零一年二月	香港及中國物業發展	1.40元	66.67	65.62	74.53	6.33元	(77.88)
愛美高中國	二零零一年八月	香港及中國物業投資	0.18元	55.17	65.39	59.72	0.82元	(78.05)
格蘭酒店集團有限公司（A股收購建議）	二零零二年八月	管理及擁有酒店及服務式寓所	1.84元	116.47	117.49	108.07	1.84元	0
萬邦航業有限公司	二零零二年一月	船隻擁有、營運及買賣船舶、船務管理、招聘船員及投資船塢	1.60元	5.96	23.27	27.44	2.70元	(40.74)
南順食品工業有限公司	二零零二年三月	製造及買賣食品	2.90元	31.82	31.72	33.46	6.11元	(52.54)

公司	私有化建議日期	主要業務	收購價 (港幣)	較股份平均收市價出現之溢價 最後交易日 (%) (附註1)	30個交易日 (%)	60個交易日 (%)	每股經調整綜合有形資產淨值 (港幣)	收購價較每股經調整綜合有形資產淨值之溢價／(折讓) (%)
菱電發展有限公司	二零零二年八月	香港及中國物業投資及發展	0.80元	53.85	74.04	65.52	1.12元	(28.57)
名力集團	二零零一年一月	主要投資及發展高科技公司及物業發展	0.70元	29.63	55.84	55.30	1.05元	(33.33)
平均數				51.37	61.91	60.57		(44.44)
該建議：								
與經調整有形資產淨值比較			7.60元	27.73 (附註2)	26.04	24.18	6.54元	16.21
與按市值調整之有形資產淨值比較			7.60元	27.73 (附註2)	26.04	24.18	10.52元	(27.76)

資料來源：彭博資訊及上述私有化公司之收購建議文件

附註：

1. 公佈各私有化建議前之最後交易日

2. 暫停買賣前一日

吾等留意到，註銷價每股計劃股份港幣7.60元，較每股恒基發展股份之經調整有形資產淨值溢價約16.21%，並較每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值折讓約27.76%。上述先例之收購價，較經調整綜合有形資產淨值出現之折讓幅度，遠遠大於註銷價較每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值出現之折讓。折讓約27.76%，乃低於私有化先例之平均折讓幅度約44.44%。吾等亦留意到，註銷價較恒基發展股份於暫停買賣前一日之收市價出現之溢價，屬於其他私有化先例之溢價幅度內。因此，吾等認為，註銷價公平合理。

另有其他收購建議之可能性及再提高註銷價

恒基發展(恒基地產持有其約73.48%權益)已知會吾等，指無意出售其於恒基發展之控股權。因此，獨立少數股東務須注意，若沒有恒基地產之支持，則不可能有第三者就計劃股份提呈收購建議或建議。此外，於二零零二年十一月二十九日宣佈，恒基地產不會再增加註銷價。繼發表這公佈後，除非因收購守則第18.3條之規定而出現特殊情況外，否則恒基地產不得增加註銷價每股計劃股份港幣7.60元。因此，若該建議被撤銷或失效，則恒基發展股份之價格可能恢復至其過往交易範圍及成交量。因此，吾等認為，該建議使計劃股份持有人有機會以溢價套現彼等於恒基發展股份之投資(不管將予套現之持股量之多少)。因此，該建議及其條款均符合獨立少數股東之利益。

結論及推薦建議

在達致吾等之意見時，吾等已考慮上述主要因素及原因，尤其下列各項因素：

- 前三個財政年度恒基發展集團之穩定財務表現；
- 該建議為所有計劃股份持有人提供一個現金方案，讓彼等有機會按較恒基發展股份於最後實際可行日期前兩年期間內之收市價為高之價格，套現彼等於恒基發展之投資；
- 註銷價每股計劃股份為港幣7.60元，乃較每股恒基發展股份於最後實際可行日期前兩年期間內之買賣價幅度介乎港幣4.68元至港幣7.55元出現溢價；
- 註銷價之市盈率約為12.06倍，乃較恒基發展股份於最後實際可行日期前兩年期間內所達致之所有市盈率為高；

- 註銷價較每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值折讓約27.76%，乃低於可資比較公司於最後實際可行日期之收市價較資產淨值之平均折讓約34.56%，並低於九間可資比較公司(市值及資產淨值少於港幣1,000億元)之平均折讓約44.94%；

- 註銷價較每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值折讓約27.76%，少於恒基發展於最後實際可行日期前兩年期間之每日收市價較按市值調整之有形資產淨值之折讓；

- 註銷價較每股恒基發展股份於最後實際可行日期之按市值調整之有形資產淨值折讓約27.76%，低於香港最近進行之其他私有化建議之收購價較有形資產淨值出現之平均折讓約44.44%；

- 恒基發展股息支付比率與恒基發展股份之股息率之下調趨勢；

- 恒基發展股份之成交量低，由二零零二年五月至暫停買賣前一日止，每月之成交量一般少於已發行恒基發展股份總數之2%，以及恒基發展股份之公眾持股量之7%；

- 並無另一項收購建議。若恒基地產不批准或支持，則不可能成功進行有關收購建議；及

- 恒基地產不會再將註銷價增加至每股計劃股份超過港幣7.60元。

經考慮上述各項後，吾等認為，就獨立少數股東而言，該建議條款(尤其是註銷價)為公平合理。因此，吾等建議獨立董事推薦獨立少數股東投票贊成有關決議案(將於法院指令會議及股東特別大會上提呈，以批准及執行該計劃)。

此致

香港
德輔道中19號
環球大廈6樓
恒基兆業發展有限公司
獨立董事 台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零二年十二月六日

本說明函件構成公司條例第166A條規定作出之陳述。

註銷計劃股份
及
支付註銷價之
協議安排

緒言

於二零零二年十一月五日公佈，恒基地產已要求恒基發展董事向少數股東提呈該建議，供彼等考慮。

於二零零二年十一月二十九日公佈，經考慮各恒基發展股東之意見後，恒基地產已決定將原先於二零零二年十一月五日公佈之註銷價每股計劃股份港幣7.35元，增加至每股計劃股份港幣7.60元，增幅為3.4%。恒基地產已表示不會再增加註銷價。繼發表這公佈後，除非出現特殊情況外，否則依據收購守則第18.3條之規定，恒基地產不得增加註銷價。在符合收購守則一切適用規定下，恒基地產及恒基發展保留修訂該建議其他條款之權利。

本說明函件旨在闡述該建議(將透過該計劃執行)之條款及影響，以及向少數股東提供其他有關資料。

本文件第8至17頁載有董事局函件。本文件第18至45頁載有獨立董事函件，連同百德能致獨立董事發出有關該建議之函件。本文件第132至138頁載有該計劃之條款詳情。

該建議概要

現建議待該等條件獲達成或(如適用)豁免後，方會透過該計劃實行該建議，當中將涉及透過註銷及取消所有計劃股份而削減恒基發展之法定及已發行股本。緊隨是次削減股本後，恒基發展之法定股本，將藉增設相等於已註銷計劃股份數目之新恒基發展股份而增加至其之前之款額港幣600,000,000元。恒基發展因是次股本削減而產生之賬面進賬額，將用以按面值繳足所增設之新恒基發展股份。該等新恒基發展股份將入賬列為繳足股份，並配發及發行予恒基地產，或按其可能發出之指示予以配發及發行。因此，恒基發展將成為恒基地產之全資附屬公司。該計劃亦規定，就註銷及取消計劃股份而言，全體計劃股份持有人(須於記錄時間名列股東名冊)將有權就所持之每股計劃股份，收取註銷價港幣7.60元作為代價。

註銷價將以支票方式支付，並根據該計劃之條款而獲悉數支付，且並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權對計劃股份之任何持有人行使有關權利。

於最後實際可行日期，並無任何由恒基發展發行而尚未行使之購股權、認股權證或可換股證券。根據註銷價，以及於最後實際可行日期已發行之2,817,327,395股恒基發展股份，按該建議計，恒基發展全部已發行股本之價值約為港幣21,412,000,000元。支付註銷價所需之現金額約為港幣5,678,000,000元。恒基地產已表示擬以銀行借款支付註銷價。恒基地產有(其中包括)兩筆為數港幣5,500,000,000元及港幣1,000,000,000元之銀團信貸，彼等各自之信貸代理人分別為法國巴黎銀行香港分行及永隆銀行有限公司。任何信貸之利息支付及償還信貸及抵押，很大程度將不會視乎恒基發展之任何重要業務而定。滙豐信納恒基地產有足夠可動用之財務資源實行該建議。

該建議之條件

該建議須待下列條件達成或豁免(如適用)後方告生效，且對恒基發展及全體計劃股份持有人具有約束力：

(a) 該計劃獲得以恒基發展股份價值計算，代表不少於四分之三之親身或由委派代表出席法院指令會議及在會上投票之大多數獨立少數股東，投票批准該計劃，惟該計劃須並無被出席法院指令會議，並持有獨立少數股東所持有之全部恒基發展股份價值10%以上之獨立少數股東投票否決；

(b) 於股東特別大會上通過特別決議案，由不少於四分之三親身或委派代表出席並於股東特別大會上投票之恒基發展股東，投票批准該計劃(包括註銷計劃股份，以及削減恒基發展之法定及已發行股本)及使其生效；

(c) 該計劃(不論有否修訂)獲高等法院批准，並確認該計劃涉及之股本削減；

(d) 向香港公司註冊處處長登記之高等法院頒令之正式文本(連同載有公司條例第61條規定之細節之會議記錄)；

(e) 香港或任何其他有關司法權區有關當局已經發出或作出(視情況而定)授權；

(f) 截至該計劃生效之前及當時，一切授權(在無修訂下)仍然具有全面效力及效果，在一切有關司法權區之一切必需法定或規管性質之責任已經遵行，且任何有關當

局並無施加關於該建議(或與該建議有關之任何事宜、文件(包括通函)或事項)之有關法例、規則、規定或守則並無訂明之規定(或附加於已訂明規定之規定);及

(g) 已經取得恒基發展基於現有合約性責任可能須取得之一切銀行同意及其他所需之同意。

(a)項條件乃公司條例第166條及收購守則第2.10條之綜合結果。就法律規定高等法院批准該計劃而言,若大多數股東(即相當於親自或委派代表出席法院指令會議,及於會上投票之少數股東所持恒基發展股份價值之四分之三)投票贊成該計劃,則批准該計劃之決議案將被視為已被通過。然而,根據收購守則第2.10條,只有當(i)獨立少數股東親自或委派代表在法院指令會議上,透過所持恒基發展股份,以最少75%票數批准該計劃;及(ii)在法院指令會議上投票反對該決議案之票數,不多於全體獨立少數股東所持恒基發展股份之10%,則該決議案方被視為已被通過。根據獨立少數股東所持有之691,732,472股恒基發展股份計,於本文件刊發日期,該等恒基發展股份之10%,相當於69,173,247股恒基發展股份。

恒基地產保留權利,可完全或就任何特定事件豁免(e)、(f)及(g)項或其中任何一項條件。由於(a)至(d)項條件乃根據法例或收購守則而施加,因此不能豁免。所有該等條件須於二零零三年三月三十一日或之前(或高等法院就該計劃而可能准許之較後日期)達成或獲豁免(倘適用),否則該建議將告失效。

假設所有該等條件獲達成或豁免(如適用),則該計劃將於生效日期生效,即預期為二零零三年一月二十九日星期三。恒基發展將另行發表報章公佈,提供有關該等會議結果,以及若於該等會議上通過有關決議案,則公佈買賣恒基發展股份之最後日期、記錄時間、高等法院對於批准該計劃之呈請之聆訊結果、生效日期,以及撤銷恒基發展股份在聯交所之上市地位之日期詳情。

若該計劃並無於二零零三年三月三十一日或之前(或高等法院可能准許之較後日期)生效,則該計劃會失效。恒基發展將發表報章公佈通知計劃股份之持有人。

該建議之財務影響

股價

註銷價:

(i) 較恒基發展股份於二零零二年十一月四日(即恒基發展股份暫停買賣以待刊發公佈前之最後交易日)在聯交所所報之收市價每股港幣5.95元溢價約27.7%;

(ii) 較恒基發展股份於截至二零零二年十一月四日(包括該日)止五個交易日根據在聯交所所報之每日收市價計算之平均收市價每股港幣5.87元溢價約29.5%；

(iii) 較恒基發展股份於截至二零零二年十一月四日(包括該日)止二十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股港幣5.99元溢價約26.9%；

(iv) 較恒基發展股份於截至二零零二年十一月四日(包括該日)止六十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股港幣6.12元溢價約24.2%；及

(v) 較恒基發展股份於最後實際可行日期根據聯交所所報之收市價每股港幣7.40元溢價約2.7%。

少數股東務須留意，恒基發展董事局已建議向於二零零二年十二月十八日名列股東名冊之恒基發展股東支付之末期股息11仙(但有待於恒基發展將於二零零二年十二月十八日舉行應屆股東週年大會上批准)，與該建議之結果無關。

本文件附錄三第2節載有恒基發展股份之歷史股價資料。

有形資產淨值

註銷價：

(i) 較每股恒基發展股份之有形資產淨值約港幣6.78元溢價約12.1%；及

(ii) 較每股恒基發展之經調整有形資產淨值每股港幣6.54元溢價約16.2%。

盈利

誠如本文件附錄一第2節綜合收益表所示，截至二零零二年六月三十日止年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約為港幣1,780,000,000元，相當於恒基發展股份每股盈利約63仙。相對於上個財政年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約港幣1,978,000,000元(相當於每股恒基發展股份盈利約70仙)，則恒基發展股東應佔溢利較上年減少10%。

根據截至二零零二年六月三十日止年度之每股恒基發展股份盈利計，註銷價相當於恒基發展股份之市盈率約12.1倍。這較根據恒基發展股份於二零零二年十一月四日之收市價每股港幣5.95元計算之市盈率約9.4倍溢價約27.7%。

股息率

根據註銷價及截至二零零二年六月三十日止年度之股息計算，恒基發展股份之股息率約為2.9%。

該建議之背景及原因

誠如公佈所述，恒基地產董事局認為，該建議透過撤銷恒基發展(恒基地產集團其中一個上市工具)之上市地位，將會令到恒基地產集團架構更為精簡。與此同時，恒基地產將可增加其於中華煤氣、香港小輪、美麗華及恒基數碼(均為恒基發展之上市附屬公司或聯營公司)之間接權益，令恒基地產集團受惠。

恒基地產及恒基發展之主要業務為物業發展及投資。綜合恒基地產及恒基發展之業務，預期會更有效地運用恒基地產及恒基發展之資源。因此，預期綜合之業務會更有效地經營。

恒基地產董事局已知會恒基發展董事，指其於達致註銷價時，已考慮下列各項因素：

- 於截至二零零二年十一月四日(即緊接公佈前之日)止兩年，每股恒基發展股份之買賣價格介乎港幣4.68元至港幣7.35元，平均收市價為每股恒基發展股份港幣6.05元；

- 註銷價乃較每股恒基發展股份之有形資產淨值港幣6.78元溢價約12.1%，以及較恒基發展股份截至二零零二年十一月四日(包括該日)止五日及六十日之平均收市價，分別溢價約29.5%及24.2%；

- 於二零零二年十一月四日，中華煤氣按歷史市盈率19.3倍買賣，對於二零零二年十一月四日前三十六個月歷史市盈率介乎14.3倍至21.0倍而言屬高位；

- 預期來自恒基地產之其他潛在投資機會之回報；

- 恒基發展董事局已建議支付截至二零零二年六月三十日止年度之末期股息每股恒基發展股份港幣0.11元。若宣派該末期股息於恒基發展之應屆股東週年大會上獲批准，則少數股東將有權收取該股息；及

- 各恒基發展股東對原註銷價每股計劃股份港幣7.35元之意見。

恒基發展董事局相信，該建議為所有少數股東提供機會，讓彼等可按較恒基發展股份於二零零二年十一月二十九日前兩年內之市價為高之價格，變現彼等於恒基發展之投資。因此，恒基發展董事局決定向少數股東提呈該建議，以供彼等考慮。

在該計劃生效後，恒基發展將會成為恒基地產之全資附屬公司。恒基地產目前有意在恒基發展成功私有化後，維持恒基發展集團現有之業務。

有關恒基發展集團之資料

歷史

恒基發展乃於香港註冊成立之有限公司，而恒基發展股份自一九七二年九月起一直於聯交所及其前身上市。恒基發展為投資控股公司。恒基發展之附屬公司之主要業務為香港之物業發展及投資、投資控股、基建項目、百貨業務、零售及酒店業務、保安護衛服務及資訊科技發展。

恒基發展集團架構


65.21%
李兆基博士
(附註)
恒基地產
1.43%
73.48%
恒基發展
0.18%
36.42%
30.98%
43.67%
66.67%
中華煤氣
香港小輪
美麗華
恒基數碼
18.05%

附註：

根據披露權益條例，李兆基博士被視為擁有恒基地產之權益。恒基兆業有限公司及其附屬公司實益擁有李兆基博士被視為擁有之恒基地產股份。本文件附錄三第3節(b)(i)段附註1載有該權益之詳情。

業務

以下為按業務分析恒基發展集團於截至二零零一年及二零零二年六月三十日止年度各年之營業額及扣除利息開支前經營溢利或虧損：

	截至六月三十日止年度			
	二零零二年		二零零一年	
	營業額	經營溢利／(虧損)	營業額	經營溢利／(虧損)
	港幣千元	港幣千元	港幣千元	港幣千元
銷售物業	2,967	713	8,825	2,265
租金收入	539,976	295,267	447,366	276,752
酒店業務	84,696	24,534	97,563	33,339
銷貨收入	116,791	8,017	87,128	11,923
保安服務	73,373	9,219	71,087	12,280
通行費收入	220,992	145,335	160,926	107,730
資訊科技服務收入	67,437	(85,310)	28,306	(130,858)
其他	82,090	32,933	149,550	2,192
	1,188,322	430,708	1,050,751	315,623

收租物業

租金收入成為恒基發展集團穩定收益之基礎。本港經濟隨美國經濟表現反覆，租務市場及市民的消費意欲均受影響，惟恒基發展集團之主要收租物業出租率，於截至二零零二年六月三十日止財政年度仍能保持93%，租金亦保持穩定。有如此業績實有賴於恒基發展集團大部分商場均位於新市鎮及鐵路之發展定位策略。

酒店及零售

恒基發展集團旗下的兩間麗東酒店在截至二零零二年六月三十日止財政年度內，因受到內外圍經濟發展之負面影響而錄得經營虧損。平均入住率雖然維持在上年度之89%水平，然而房租受到下調壓力。

在另一方面，恒基發展集團經營零售業務之「千色店」現已增至六間。

基建項目

恒基發展集團在中國合資經營的收費橋樑及公路在截至二零零二年六月三十日止財政年度繼續提供穩定的盈利收益，兩組項目合共的營業額及溢利分別為港幣222,000,000元及港幣145,000,000元。

附屬公司及聯營公司

中華煤氣

恒基發展集團持有中華煤氣36.42%權益。於二零零二年六月三十日，中華煤氣用戶數目比去年增加約5%至1,436,984個。在中華煤氣之能源業務方面，為配合國內之環保策略，其核心業務之長遠發展重點為投資中國天然氣項目。特別與國家環保能源有關之項目，已參與之項目包括廣東液化天然氣接收站及西氣東輸管道工程等項目。在上個財政年度，中華煤氣更成功在國內三個人口稠密，工商業繁榮城市—廣東省珠海市、江蘇省泰州市及山東省淄博市—分別落實與天然氣輸送有關之中外合資項目。近期更與南京市煤氣總公司簽署框架合資協議，共投資約十二億元人民幣以成立城市管道燃氣中外合資項目。

在香港之環保能源業務方面，則致力拓展加氣站服務，應付現時16,000部的士及200部小巴石油氣需求。現時之市場佔有率約為32%，收益穩定。

根據中華煤氣於二零零二年十一月八日刊發之新聞稿，由於二零零二年首九個月香港氣溫和暖，且經濟欠佳，因而對氣體銷售構成負面影響。自一九九八年一月以來，中華煤氣已凍結其收費及每月之維修費，且現無計劃調整氣體收費。

另外，地產發展項目方面，除參與正在動工興建機場鐵路香港站之國際金融中心第二期及西灣河碼頭廣場兩個大型項目外，中華煤氣與恒基地產合作發展馬頭角南廠地盤，項目總樓面面積逾1,100,000平方呎，預計於二零零五年落成。

香港小輪

恒基發展集團持有香港小輪30.98%權益。截至二零零二年六月三十日止財政年度，香港小輪之溢利主要來自預售九龍大角咀「港灣豪庭」發展項目住宅單位樓花之部份收益。「港

灣豪庭」第一期自二零零一年底開售樓花以來廣受歡迎，第二期亦已於二零零二年四月開始預售，現已售出住宅單位之累積總數約為1,500個，第一期及第二期預計分別於二零零二年底及二零零三年底相繼建成。

美麗華

恒基發展集團持有美麗華43.67%權益。在酒店業務方面，美麗華近年已發展至管理十間酒店及服務式公寓，分別在本港及中國各五間。其中作為旗艦之美麗華酒店雖然在截至二零零二年三月三十一日止年度內受美國遇襲事件影響，幸好全年入住率只輕微降至85%。預期繼中國加入世界貿易組織及成功申辦二零零八年奧運，將有助促進本港旅遊業及經濟復原，惠及美麗華整體業務的發展。

恒基數碼

恒基發展集團持有恒基數碼66.67%權益。截至二零零二年六月三十日止年度之營業額約為港幣67,500,000元，較去年度增加1.4倍，主要由於零售業務錄得重大升幅。而其他收入主要來自銀行存款及債務證券之利息收入，由於本年度內利率持續下調，故在這方面的收入比去年顯注下降。長遠而言恒基數碼將綜合各項現有業務，在可行的情況下提供「壹站式購物」及尋求與主要科技公司合作或結盟，藉以加快接觸科技的步伐，亦將進一步加強與恒基地產集團及中華煤氣之龐大客戶基礎的關係。

財務資料

恒基發展集團截至二零零一年及二零零二年六月三十日止年度各年之經審核綜合業績概列如下：

	截至六月三十日止年度	
	二零零二年	二零零一年
	港幣千元	港幣千元
營業額	1,188,322	1,050,751
經營溢利	306,025	366,256
除税前溢利	2,032,651	2,224,809
除税後但未計少數股東權益前溢利	1,782,519	1,989,328
恒基發展股東應佔溢利	1,780,158	1,977,849
股息	(619,812)	(648,492)
每股恒基發展股份盈利	港幣0.63元	港幣0.70元

有形資產淨值

於二零零二年六月三十日，恒基發展集團之有形資產淨值約為港幣19,099,000,000元（相當於每股恒基發展股份港幣6.78元）。經調整有形資產淨值則約為港幣18,425,000,000元（相當於每股恒基發展股份港幣6.54元）。本文件附錄一第6節載有經調整有形資產淨值之詳情。

股息

恒基發展於二零零二年四月二十四日宣派及支付中期股息每股恒基發展股份港幣0.11元。於二零零二年十二月十八日名列股東名冊之恒基發展股東，將於二零零二年十二月十九日獲派發末期股息每股恒基發展股份港幣0.11元。派發末期股息一事，須於二零零二年十二月十八日所舉行之恒基發展股東週年大會上經恒基發展股東批准，方可作實。為免混淆，務請注意，派發末期股息與該建議或該計劃之結果無關，預期該建議或該計劃不會於二零零二年十二月十八日或之前生效。

流動資金及財務資源

於二零零二年六月三十日，恒基發展集團之資產負債比率（按銀行淨借貸總額與恒基發展集團之股東資金之比率計算）為4.5%（二零零一年：4.7%）。

恒基發展集團於二零零二年六月三十日之銀行淨借貸總額，在扣除所持現金港幣668,000,000元後，約為港幣896,000,000元。除恒基發展集團之一間成員公司之小部份銀行借貸外，恒基發展集團之所有銀行借貸均無抵押及大部份為有承諾額度。恒基發展集團截至最後兩個財政年底之未償還銀行借貸之償還期分別概述如下：

	於六月三十日 二零零二年 (港幣千元)	於六月三十日 二零零一年 (港幣千元)
銀行借貸之償還期：		
一年內	431,189	274,154
一年後及兩年內	996,304	751,421
兩年後及五年內	70,870	858,170
五年後	65,275	96,980
銀行借貸總額	1,563,638	1,980,725
減：銀行現金及手頭現金	(667,601)	(1,080,547)
淨銀行借貸總額	896,037	900,178

恒基發展集團在上一個財政年度之利息支出在市場息率低企之環境下大幅下降至港幣66,000,000元（二零零一年：港幣136,000,000元）。恒基發展集團之銀行借貸主要由香港多家

國際性銀行提供，借貸利息主要按香港銀行同業拆息基準加議定之息差計算，故屬浮息性質。

截至二零零二年六月三十日，恒基發展集團之股東權益為港幣19,959,000,000元(二零零一年：港幣19,250,000,000元)，與上個財政年底相若。恒基發展集團財政狀況穩健，資本雄厚，負債情況保持於低水平。恒基發展集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來之持續現金流入，令恒基發展集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之資金需求。

未來意向

恒基地產無意出售或促使控股人士出售彼等於恒基發展之任何實益權益，亦無意於執行該建議後，終止恒基發展集團之任何業務。恒基地產擬於執行該建議後，維持恒基發展集團之現有業務。

恒基發展董事已確認，於恒基發展私有化後，彼等無意於不久將來，對現有業務作任何重大改動，或大量出售恒基發展之上市附屬公司或聯營公司之資產或權益，惟於正常業務範圍內進行者除外。

不論有否執行該建議，恒基發展董事均無意對現有業務、恒基發展集團聘用員工或重新調配其固定資產之任何重大事宜作出重大變動。

若該計劃獲執行，則恒基發展董事有意撤銷恒基發展股份於聯交所之上市地位；若該計劃不獲批准或撤回或失效，則恒基發展董事擬保持恒基發展股份之上市地位。

有關控股人士、除外人士及恒基發展董事權益之資料

於本文件刊發日期，控股人士實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展之已發行股本約73.48%。由於控股人士均為恒基地產之間接全資附屬公司，該等恒基發展股份不會組成計劃股份之一部分，因而將不會於法院指令會議上，就批准該計劃有代表權或投票權。控股人士亦表示，該等恒基發展股份亦將不會於股東特別大會上，就批准及使該計劃生效有代表權或投票權。

鑒於恒基地產於該建議中之利益，加上下一段所述有關除外人士與恒基地產之直接或間接關係，雖然除外人士之所有恒基發展股份(55,351,064股，佔恒基發展已發行股本約1.97%)屬於計劃股份之一部分，但根據收購守則，除外人士被視為與恒基地產一致行動之人士，故有關恒基發展股份將不會於該等會議上有代表權或投票權。

根據披露權益條例，李兆基博士（恒基地產董事局之主席兼總經理）被視為擁有控股人士實益擁有之恒基發展股份權益。此外，其個人擁有，以及根據披露權益條例，被視為透過富生而擁有合共40,395,084股恒基發展股份權益，佔恒基發展於本文件刊發日期已發行股本約1.43%。富生乃由一單位信託控制。根據披露權益條例，李兆基博士被視為擁有該單位信託權益。恒基地產董事局之若干其他成員，包括何永勳先生、李鏡禹先生、李達民先生、梁昇先生及羅德丞先生亦擁有合共1,563,880股恒基發展股份權益，佔恒基發展於本文件刊發日期已發行股本約0.06%。何永勳先生、李鏡禹先生、李達民先生、梁昇先生及羅德丞先生分別實益擁有1,100股、959,028股、6,666股、150,000股及404,375股恒基發展股份，合共佔恒基發展於本文件刊發日期之已發行股本0.05%。就李鏡禹先生而言，其亦被視為擁有其配偶楊雪琴女士實益擁有之42,711股恒基發展股份，佔恒基發展於本文件刊發日期之已發行股本0.01%。此外，馮博華先生及馮振華先生（均為恒基地產董事馮李煥琼女士之兒子）分別擁有300,000股恒基發展股份及1,751,000股恒基發展股份。林嘉威先生及林高禹先生（均為恒基地產董事林高演先生之胞弟）分別擁有1,137,000股恒基發展股份及941,000股恒基發展股份。李兆基博士之胞兄李兆麟先生實益擁有4,857,100股恒基發展股份。馮博華先生、馮振華先生、林嘉威先生、林高禹先生及李兆麟先生均為恒基地產若干董事之親屬，彼等合共擁有8,986,100股恒基發展股份，佔恒基發展於本文件刊發日期之已發行股本0.32%，根據收購守則，彼等均被視為與恒基地產一致行動人士。Tako Assets及Thommen（均為香港小輪（由恒基發展擁有30.98%權益，故恒基地產間接擁有權益）之全資附屬公司）實益擁有合共4,406,000股恒基發展股份，佔恒基發展於本文件刊發日期之已發行股本約0.16%。在此情況下，該等人士均被界定為「除外人士」。因彼等與恒基地產之直接或間接關係，故根據收購守則，均被視為與恒基地產一致行動人士。

本文件附錄三第3節「披露權益」載有恒基發展董事、除外人士、恒基發展股東或恒基發展之債權人或其他人士，以及該計劃之影響（有別於對其他計劃股份持有人之類似權益之影響）之其他詳情。

股票、買賣及上市

該計劃生效後，所有計劃股份將被註銷及取消，而代表計劃股份之所有股票將不再作為有效文件或所有權憑證。

緊隨生效日期（預期為二零零三年一月二十九日星期三）後，恒基發展將向聯交所申請撤銷恒基發展股份於聯交所之上市地位。在這情況下，恒基發展股份預期於二零零三年一月二十九日星期三撤銷於聯交所之上市地位。

恒基發展將以報章公佈形式通知計劃股份持有人該計劃生效，以及恒基發展股份於聯交所撤銷上市地位之確實日期。

倘該計劃不獲批准或遭撤回或失效，則維持恒基發展股份於聯交所之上市地位。

登記及付款

倘該計劃生效，註銷價之支票將寄發予計劃股份持有人(其須於記錄時間名列股東名冊)。有關支票將於生效日期後十日內寄出。

建議於緊隨二零零三年一月二十四日星期五下午四時正後(或以報章公佈方式通知少數股東之其他日期)暫停辦理股份過戶登記手續，以確定根據該計劃獲得註銷價之權利。少數股東或彼等之繼承人應確保彼等之恒基發展股份，於暫停辦理股東登記手續前，以彼等之名義或彼等代名人之名義登記或送交恒基發展之股份過戶登記處以作登記。恒基發展之股份過戶登記處，標準證券登記有限公司之地址為香港干諾道中111號永安中心5樓。

假設該計劃於二零零三年一月二十九日生效，則註銷價之支票預期於二零零三年二月七日或之前寄發計劃股份持有人或彼等指派之人士。根據該計劃，於寄出支票後第六個曆月當日或之後，恒基地產有權取消或撤銷仍未兑現或已退回但未兑現之支票之付款，並以恒基發展之名義將該等支票所代表之所有款項存於一間由恒基發展選定位於香港之持牌銀行之存款賬戶內。恒基發展將保留該等款項至生效日期起第六年屆滿時，並可在該日期前，自該賬戶支付款項(連同根據計劃第3(e)項條款該款項之利息)予恒基發展信納彼等各自有權收取該等款項，且彼等為仍未兑現之支票之收款人之人士。自生效日期起計第六年屆滿時，恒基地產將獲解除根據該計劃作出任何付款之任何進一步責任，而恒基發展其後在扣除任何利息或預扣稅或任何其他稅項或法律規定之任何其他扣減項目(倘適用)，以及扣除任何開支後，應把其名下之存款賬戶內當時之款項餘額(如有)轉予恒基地產，包括其應計利息。

倘恒基發展之股份過戶登記處，標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)並無收到以書面作出之任何相反特定指示，則支票將寄予於記錄時間名列股東名冊之人士各自之地址，倘為聯名人士，則寄予股東名冊就聯名股權名列首位之聯名持有人之登記地址。所有該等支票將郵寄予有權收取該等支票之人士，風險由彼等自行承擔。恒基地產及恒基發展將不會對遺失或傳遞延誤承擔任何責任。

海外計劃股份持有人

就於香港以外地區居住之計劃股份持有人而言，彼等須受其居住之司法權區之法例規限。有關持有人應了解及遵守任何適用之法律或監管規定。所有海外計劃股份持有人均有

責任完全遵守有關司法權區之有關法例，包括取得所需之任何政府批准、外滙管制或其他同意或辦理其他必要之正式手續，以及支付該等司法權區應付之任何發行、轉讓或其他稅項。

稅項

香港或其他司法權區之計劃股份持有人如對該建議所涉及之稅項，尤其是收取註銷價會否令該等計劃股份持有人須支付香港或其他司法權區之稅項等事宜有任何疑問，應請諮詢彼等之專業顧問。

該等會議

高等法院已指示舉行法院指令會議，以考慮及酌情通過批准該計劃之決議案(不論有否修訂)。就高等法院批准該計劃而言，若大多數股東(即相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三)投票贊成該計劃，則該決議案將被視為已被通過。誠如上文所述，根據收購守則，只有當(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持所有恒基發展股份之10%，該決議案方被視為已被通過。根據獨立少數股東所持691,732,472股恒基發展股份計，於本文件刊發日期，該等恒基發展股份之10%，相當於69,173,247股恒基發展股份。

緊隨法院指令會議後，將舉行股東特別大會，以考慮及酌情通過一項批准及使該計劃生效之特別決議案。

於本文件刊發日期，控股人士實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本約73.48%。由於控股人士均為恒基地產之間接全資附屬公司，該等恒基發展股份不會組成計劃股份之一部分，因而將不會於法院指令會議上，就批准該計劃而投票。該等恒基發展股份亦將不會於股東特別大會上，就批准及使該計劃生效而作投票之用。此外，除外人士(於本文件刊發日期共同實益擁有55,351,064股恒基發展股份，佔恒基發展已發行股本約1.97%)及彼等之代名人(彼等實益擁有之部分恒基發展股份，以彼等之名義登記)，因上述解釋過之原因而不會以少數股東之身份(若為恒基發展董事，則可以恒基發展董事身份出席該等會議)親自或委派代表出席該等會議，及於會上投票。

該等會議之通告載於本文件第139至142頁。該等會議將於二零零三年一月二日星期四於該等通告各自所列之時間假座香港干諾道中5號文華東方酒店松鶴及竹林廳舉行。

獨立少數股東將採取之行動

本文件隨附適用於法院指令會議之粉紅色代表委任表格及適用於股東特別大會之白色代表委任表格。

無論獨立少數股東能否親自出席該等會議，務請按照隨附適用於法院指令會議之粉紅色代表委任表格及適用於股東特別大會之白色代表委任表格上分別印備之指示，填妥及簽署，並將有關表格盡快交回恒基發展之股份過戶登記處，標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，惟在任何情況下，交回之時間不得遲於下列各時間。就法院指令會議適用之粉紅色代表委任表格而言，務請於二零零二年十二月三十一日星期二上午十一時前交回此代表委任表格，倘未於上述時間交回，可於法院指令會議上交予主席，方為有效。適用於股東特別大會之白色代表委任表格，必須於二零零二年十二月三十一日星期二上午十一時三十分前交回。隨函附奉列明發信人姓名及地址，並已預付郵資，且信封面分別註明「交回法院會議代表委任表格－恒基兆業發展有限公司」及「交回股東特別大會代表委任表格－恒基兆業發展有限公司」之兩個信封，方便獨立少數股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，獨立少數股東仍可親自出席該等會議，並按意願於會上投票。若獨立少數股東遞交代表委任表格後出席該等會議，則交回之代表委任表格將作為撤銷論。

為決定有權出席法院指令會議及股東特別大會，並於該等會議上投票之獨立少數股東，由二零零二年十二月三十一日星期二至二零零三年一月二日星期四(包括首尾兩日)，將暫停辦理股份過戶登記手續。因此，於該段期間內，任何恒基發展股份的過戶手續均不受理。為合資格於法院指令會議及股東特別大會上投票，所有隨同有關股票之過戶文件，均須於二零零二年十二月三十日星期一下午四時正前，交回恒基發展之股份過戶登記處，標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。

假設該等條件獲達成或豁免(如適用)，則預期該計劃將於生效日期生效，即預期為二零零三年一月二十九日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過所有決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、高等法院就批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份於聯交所之上市地位之日期詳情。

其他資料

有關該建議之其他資料載於本文件之各附錄，全部均屬本說明函件之一部分。

1. 三年財務概要

載於下列為恒基發展集團截至二零零二年六月三十日止三個財政年度各年之經審核綜合業績概要：

	截至六月三十日止年度		
	二零零二年	二零零一年	二零零零年
	港幣千元	港幣千元	港幣千元
營業額	1,188,322	1,050,751	817,208
經營溢利	306,025	366,256	1,215,475
應佔聯營公司及共同控制公司業績	1,580,147	1,488,874	1,362,309
除税前溢利	2,032,651	2,224,809	1,822,991
税項	(250,132)	(235,481)	(214,409)
除税後溢利	1,782,519	1,989,328	1,608,582
小數股東權益	(2,361)	(11,479)	(919)
恒基發展股東應佔年度溢利	1,780,158	1,977,849	1,607,663
股息	(619,812)	(648,492)	(647,985)
每股恒基發展股份盈利(港幣)	0.63	0.70	0.57
每股恒基發展股份之股息(港幣)	0.22	0.23	0.23

2. 恒基發展集團截至二零零二年六月三十日止年度的經審核綜合財務報表

根據本文件所採用的詞彙定義，以下資料節錄自恒基發展集團截至二零零二年六月三十日止年度經審核綜合財務報表。以下有關核數師報告之頁碼，乃指恒基發展二零零二年年報之頁碼。

致恒基兆業發展有限公司股東
(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)，已完成審核刊於第125頁至175頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

《公司條例》規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會發出的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為在各方面而言，上述的賬項均真實與公平地反映　貴公司及　貴集團於二零零二年六月三十日結算時的財務狀況，及　貴集團截至該日止年度的溢利和現金流動情況，並已按照《公司條例》適當編製。

德勤•關黃陳方會計師行
執業會計師
香港，二零零二年十月三日

綜合收益表

截至二零零二年六月三十日止年度

	附註	2002 港幣千元	2001 港幣千元
營業額	四	1,188,322	1,050,751
直接成本		(599,921)	(552,157)
		588,401	498,594
其他營運收入	六	92,139	96,140
出售證券投資溢利		2,285	101,272
證券投資減值		(11,002)	(16,953)
持有未實現虧損之證券投資		(52,504)	(31,948)
物業、廠房及設備減值		(60,260)	—
分銷費用		(77,412)	(109,968)
行政費用		(175,500)	(167,165)
其他營運費用		(122)	(3,716)
經營溢利	七	306,025	366,256
財務費用	八	(65,559)	(135,721)
出售附屬公司權益(虧損)溢利		(4,417)	582,181
應佔聯營公司業績		1,580,147	1,480,615
應佔共同控制公司業績		—	8,259
出售聯營公司權益溢利		134,455	—
聯營公司減值撤回(減值)	九	120,000	(23,122)
共同控制實體之減值		—	(49,251)
商譽攤分		(38,000)	—
商譽撇除		—	(4,408)
除税項前溢利		2,032,651	2,224,809
税項	十二	(250,132)	(235,481)
除少數股東權益前溢利		1,782,519	1,989,328
少數股東權益		(2,361)	(11,479)
本年度溢利		1,780,158	1,977,849
股息	十三	(619,812)	(648,492)
每股恒基發展股份盈利	十四	港幣0.63	港幣0.70

綜合資產負債表
二零零二年六月三十日

	附註	恒基發展集團 2002 港幣千元	恒基發展集團 2001 港幣千元 (重列)	恒基發展 2002 港幣千元	恒基發展 2001 港幣千元 (重列)
非流動資產					
投資物業	十五	4,215,740	4,272,688	–	–
物業、廠房及設備	十六	2,237,604	2,477,817	–	–
待發展物業	十七	17,053	19,975	–	–
附屬公司權益	十八	–	–	2,263,258	2,266,258
聯營公司權益	十九	13,864,189	13,600,217	167,183	394,180
證券投資	二十	904,940	821,036	30	30
應收售樓分期款		7,224	10,294	5,774	–
投資公司欠款	廿一	5,670	–	–	–
		21,252,420	21,202,027	2,436,245	2,660,468
流動資產					
存貨	廿二	27,406	36,243	–	–
證券投資	二十	216,700	–	–	–
待出售物業	廿三	281,588	282,489	1,295	–
應收賬項、按金及預付費用	廿四	467,593	202,821	261,805	3
應收售樓分期款		1,428	1,711	256	–
附屬公司欠款		–	–	10,519,951	11,104,032
聯營公司欠款	四十三	126,560	126,418	33,775	31,312
投資公司欠款	廿一	630	–	–	–
已抵押銀行存款	卅八	20,205	24,070	–	–
銀行結存及現金	卅八	647,396	1,056,477	214	295
		1,789,506	1,730,229	10,817,296	11,135,642
流動負債					
應付賬項及應付費用	廿五	288,407	288,383	3,609	3,357
欠附屬公司款		–	–	1,474,801	2,101,171
欠聯營公司款	四十三	26,097	80,501	25,857	80,253
欠投資公司款	四十三	360	–	360	–
課稅準備		139,812	133,608	–	–
借款	廿六	430,772	273,150	–	–
融資租約之承擔	廿七	417	1,004	–	–
		885,865	776,646	1,504,627	2,184,781
流動資產淨額		903,641	953,583	9,312,669	8,950,861
		22,156,061	22,155,610	11,748,914	11,611,329

	附註	恒基發展集團 2002 港幣千元	恒基發展集團 2001 港幣千元 (重列)	恒基發展 2002 港幣千元	恒基發展 2001 港幣千元 (重列)
股本及儲備					
股本	廿八	563,466	563,466	563,466	563,466
儲備	廿九	19,395,571	18,686,188	11,185,448	11,047,863
		19,959,037	19,249,654	11,748,914	11,611,329
少數股東權益	卅	905,106	978,352	–	–
非流動負債					
借款	廿六	1,132,402	1,706,101	–	–
融資租約之承擔	廿七	47	470	–	–
同母系附屬公司借款	四十三	159,469	221,033	–	–
		1,291,918	1,927,604	–	–
		22,156,061	22,155,610	11,748,914	11,611,329

已確認收益虧損綜合計算表

截至二零零二年六月三十日止年度

	2002 港幣千元	2001 港幣千元
重估投資物業跌價	(22,621)	(436,044)
重估其他物業跌價	(94,000)	(150,000)
未於綜合收益表上確認之淨虧損	(116,621)	(586,044)
本年度溢利	1,780,158	1,977,849
已變現之投資物業重估儲備	(282,733)	—
已變現之其他物業重估儲備	(23,436)	(116,428)
	1,357,368	1,275,377
就會計政策變更產生之前期調整		
於二零零一年七月一日		
一增加之股息儲備		338,079

綜合現金流量表

截至二零零二年六月三十日止年度

	附註	2002 港幣千元	2001 港幣千元
營運業務流入之現金淨額	卅一	478,650	595,462
投資回報及融資費用			
利息收入		19,592	73,936
利息支出		(53,179)	(140,510)
支付租賃利息		(226)	(162)
派發股息予股東		(648,001)	(648,294)
聯營公司及證券投資股息收入		918,459	733,723
派發股息予少數股東		(28,879)	(40,839)
投資回報及融資費用所流入(流出)之現金淨額		207,766	(22,146)
稅項			
支付香港利得稅		(35,840)	(20,641)
投資活動			
出售聯營公司收入		44,254	—
購買物業、廠房及設備		(37,389)	(168,819)
出售物業、廠房及設備收入		556	5,927
購入證券投資款		(406,955)	(727,383)
出售證券投資款		41,283	760,077
購入聯營公司款		(130,650)	(153,453)
(償還)倘欠聯營公司款		(56,595)	30,185
償還其他投資公司款		(5,940)	—
購入附屬公司款(現金及現金等值之淨值)	卅二	—	398
出售附屬公司收入(現金及現金等值之淨值)	卅三	13,293	—
已抵押銀行存款之減少		3,865	—
投資活動流出之現金淨額		(534,278)	(253,068)
融資前流入之現金淨額		116,298	299,607
融資	卅四		
償還同母系附屬公司借款		(61,564)	(64,282)
償還少數股東款		(46,728)	(3,765)
償還受約束的融資租賃		(1,010)	(134)
發行股份予少數股東		—	897,546
借入銀行新借款及其他借款		600,000	1,000,000
償還銀行借款及其他借款		(1,016,879)	(1,293,193)
融資(流出)流入之現金淨額		(526,181)	536,172

	附註	2002 港幣千元	2001 港幣千元
現金及現金等值之(減少)增加		(409,883)	835,779
現金及現金等值於年初結存		1,014,949	179,170
現金及現金等值於年終結存		605,066	1,014,949
現金及現金等值結餘分析			
銀行結存及現金		647,396	1,056,477
銀行透支		(42,330)	(41,528)
		605,066	1,014,949

賬目附註

截至二零零二年六月三十日止年度

一　簡介

恒基發展為香港註冊成立之公眾有限公司，其恒基發展股份於聯交所上市。恒基發展之最終控股公司乃於香港註冊成立之恒基兆業有限公司。

恒基發展乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

二　採納會計實務準則

本年度，恒基發展集團首次採納下列由香港會計師公會頒佈之新及經修訂之會計實務準則(會計實務準則)。因採納這準則而對集團之會計政策有若干變動，而這更改列載於附註三。

採納該等新政策對恒基發展集團會計政策之變更載列如下：

(甲) 結算日後擬派發或宣告之股息

就採納會計準則第九條(經修訂)「結算日後事項」，於結算日後擬派發或宣告之股息，現不再於結算日確認為負債，但以賬目附註披露。這些會計政策之改變已追溯應用恒基發展集團及恒基發展於二零零零年七月一日及二零零一年六月三十日之淨資產值分別增加了港幣338,079,000元。由於會計政策之改變，比較數字亦作出相應調整。

(乙) 分部報告

恒基發展集團於本年度採納會計實務準則第廿六條「分部報告」導致以往根據上市條例所披露之分部資料有所重整。為貫徹表達基準，截至二零零一年六月三十日止年度之分部資料披露已作修改。

(丙) 商譽

恒基發展集團於本年度採納會計準則第三十條「業務合併」及選擇不重列以往用作抵銷儲備之商譽。於二零零一年七月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽已確認進一步減值時才計算在收益表內。

於二零零一年七月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期進行攤銷。於二零零一年七月一日後，由收購所產生的負債商譽將會根據市況分析，從資產中扣除並計算在收益表內。

三　重要會計決策

除了某些物業及證券投資是以重估價值列賬外，本財務報表是按歷史成本為基礎編制的；及依據香港普遍採納的會計原則編制而所採用的主要會計政策則詳列如下：

(甲) 綜合基準

綜合財務報表包括恒基發展及其附屬公司截至每年六月三十日止之已審核財務報表。

年內收購或出售之附屬公司業績分別由收購之生效日期起綜合計算，或綜合計算至出售之生效日期止(視乎情況而定)，有關業績乃載於綜合收益表內。

集團內公司間之所有重大交易及結餘均於綜合時對銷。

(乙) 商譽

商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於在收購日集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年七月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。因收購聯營公司或共同控制實體時所產生之商譽乃包括在所佔聯營公司或共同控制實體之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於資產負債表內。

於二零零一年七月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽進一步減值時才計算入收益表內。

於出售附屬公司、聯營公司或共同控制實體時，過往已作撇銷或納入儲備之商譽乃包括在出售附屬公司、聯營公司及共同控制實體之溢利或虧損內。

(丙) 負商譽

負商譽乃指收購附屬公司、聯營公司或共同控制實體時，在收購日集團所佔在該等公司可確認資產及負債之公平價值高於其收購價之差額。

於二零零一年七月一日後，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在收益表內。

因收購聯營公司或共同控制實體時所產生之負商譽乃包括在所佔聯營公司或共同控制實體之所載值內，惟因收購附屬公司所產生之負商譽乃獨立呈列為資產之扣除項目。

(丁) 附屬公司權益

於附屬公司之投資按成本值減除指定之減值虧損後納入恒基發展之資產負債表內。

(戊) 聯營公司權益

綜合收益表包括恒基發展集團在聯營公司所佔之收購後業績。所佔份額之伸算乃根據每年截至六月三十日該年度或不超過資產負債表日期前六個月之日期財務報表。於綜合資產負債表中，所佔聯營公司之權益乃指恒基發展集團應佔其資產淨值，並加上已付溢價減除任何因收購產生之折讓而尚未於收益表內攤銷或釋放及減除任何確認之減值虧損。

當恒基發展集團與其聯營公司交易時，尚未變現之溢利及虧損按恒基發展集團於聯營公司之權益金額抵銷，惟尚未變現之虧損顯示被轉讓資產出現減損除外。

關於聯營公司之業績，恒基發展只計算由聯營公司所收到及應收之股息於損益賬內。而在聯營公司之投資，則以成本值減除之減值虧損後計入恒基發展之資產負債表內。

(己) 證券投資

證券投資會按交易日作為基準予以確認，而初時則會以成本計量。

在往後的報告日，恒基發展集團有意持有至到期日的債務證券(即持有至到期日債務證券)，會以攤餘成本減任何指定減值虧損來計量。而因購買持有至到期日證券發生的折扣或溢價，則會在該投資工具的期限內，與該項投資的其他應收投資收入合計，以使在每個期間能確認一固定回報率的收入。

投資(持至到期日債券除外)乃列作投資證券及其他投資。

投資證券(就既定長期策略目的而持有之證券)乃於日後業績滙報日期按成本計算，並減去任何指定減值虧損。

其他投資乃按公允價值計算，而未實現盈利及虧損乃計入有關期間損益淨額。

(庚) 收入之確認

(1) 出售已建成物業所得之收益按有約束力的銷售合約之執行後始入賬，在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。

(2) 營運租約之固定租金收入乃按其租約期限以直線方法入賬。或然租金收入於集團根據合約條款有權收取獲確定時始入賬。

(3) 零售之銷貨收入於貨物送出及貨物之擁有權移交客戶後始入賬。

(4) 利息收入按時間比例基準計算，並計入未償還之本金及適用之利率。

(5) 投資項目之收入及股息收入於股東收取股息之權利獲確定時始入賬。

(6) 酒店、飲食及管理服務收入在所得之收益及提供該等服務後始入賬。

(7) 保安服務／顧問服務之收入來源自提供有關服務時確認。

(8) 高速公路的通行費收入，於收取時予以確認。

(辛) 投資物業

投資物業乃指因其投資潛力而持有之建成物業，其租金收入則按公平原則磋商釐定。

投資物業均按每年恒基發展集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估投資物業時產生之任何盈餘或虧絀，乃計入投資物業重估儲備或自其中扣除。倘投資物業重估儲備結餘不足以抵銷虧絀，則虧絀超逾該項結餘之數額則自收益表中扣除。倘過往已自收益表扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入收益表，惟款額以過往已扣除之虧絀為限。

出售投資物業時，該項物業應佔之投資物業重估儲備數額將轉撥至收益表。

投資物業不作折舊準備，惟有關租約之尚餘年期為二十年或以下則除外。

(壬) 酒店物業

酒店物業均按每年恒基發展集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估酒店物業時產生之任何盈餘或虧絀，乃計入其他物業重估儲備或自其中扣除。倘其他物業重估儲備結餘不足以抵銷虧絀，則虧絀超逾該項結餘之數額則自收益表中扣除。倘過往已自收益表扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入收益表，惟款額以過往已扣除之虧絀為限。

出售酒店物業時，該項物業應佔之其中物業重估儲備數額將轉撥至收益表。

有關租約超過二十年之酒店物業不作折舊準備。由於酒店物業經常保持於適當維修、保養及改善之狀況，所以恒基發展董事認為酒店物業之估計可用年期及有很高之剩餘價值，故任何折舊應無重大影響。

(癸) 發展物業

待發展物業均按照集團成本值減除在適當情形下之減值虧損準備後計算。

(子) 待出售物業

待出售物業乃按成本值及可化現淨值兩者之較低者計算。成本值包括利息、融資費用、專業費用及其他使該等物業達致可出售狀況之直接成本。可化現淨值之計算是估計售價減直至完成銷售時之一切成本及出售時所承擔之費用。

(丑) 物業、廠房及設備

物業、廠房及設備不包括酒店物業乃按成本減折舊、攤銷及減值虧損入賬。

除高速公路之經營權、橋及酒店物業外，物業、廠房及設備之折舊及攤銷用以撇除其成本，成本經扣除估計之剩值後按估計可用年數以直線法計算折舊，所用年率如下：

租約土地	以租約期限分攤
樓宇	按五十年或其租約年期之較低者分攤
其他	10%至33%

高速公路之運作權及橋之折舊是按償債基金法計算，平均每年按6%年率復合計算折舊及攤銷額，累積折舊於經營期滿後相等於高速公路之運作權及橋之總成本值。

資產出售或退役之盈虧，均按其資產滚存價值及售出值相減，任何因出售該資產而產生之盈虧撥入收益表內。

(寅) 減值

於每一個結算日，恒基發展集團審閱其資產之所載賬面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載賬面值，資產所載面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列賬，此時減值將作重估減值處理。

倘減值虧損其後逆轉，資產之賬面值增至經修訂估計可收回款額數額，但已增加之賬面值不可超過假設該項資產於過往年度確認為無減值虧損而釐定之面額。除非有關資產以重估款額列賬，則減值虧損逆轉將被視為重估增值，否則減值虧損逆轉將即時確認為收入。

(卯) 存貨

存貨乃指零售及酒店飲食存貨，此等均以成本值或可化現淨值之較低者計算於賬項內。成本值乃按加權平均數計算。

(辰) 應收售樓分期款

應收售樓分期款乃售出樓宇收益之應收款。買家支付之分期供款包括本金及利息，而利息乃根據簽定之利率在剩餘之欠款計算出來。結算日後十二個月內之應收售樓分期款已列入流動資產項內。

(巳) 租約

倘租約條款將有關資產大部份擁有權之風險及回報轉移予恒基發展集團，則有關租約列為融資租約。

根據融資租約持有之資產於購入日期按其公平值或最低租賃款現備之較低者計算入賬而資產有可能最終被轉讓。除非不能合理地確認恒基發展將得到出租資產之擁有權，出租資產的折舊是同其他資產的折舊相同，以估計可用年數或租期之較短者折舊。

租賃付款可分配為財務費用及減少未付的債務，財務費在租期內支銷下，以為各會計期間之債務結餘得出一個貫徹之定期支出比率。

除融資租約外其他都列為營運租約，應付租金扣除激勵措施後，乃以個別租賃期按直線法計入收益表內。

(午) 開發成本

開發支出於產生當年計入收益表中，但當有一主要的項目正在進行，而又可以合理地估計該項目的開發成本可於未來商業活動中收回，則該開發成本會從該項目作商業營運開始之日起，在該項目的營運期限內被遞延及撇銷。

(未) 借貸成本

經購入、建造或生產之合資格資產為取得一段長時間籌備作原定用途或銷售而直接產生之借貸成本均資本化為該資產之部份成本，直至該等工作完成為止。用於待定合資格資產之特定借貸所產生之短期投資收入於借貸成本資本化扣除。

其他借貸成本均作為本年度之開支。

(申) 外幣兌換

以外幣計價之交易乃按交易日期之滙率換算。以外幣計價之貨幣資產及負債則按結算日之滙率換算。因滙兌而引起之損益均撥入損益賬處理。

在綜合賬目時，海外附屬，聯營公司及共同控制公司之賬目均按結算日之滙率換算。因綜合賬目而產生之一切滙兌差額皆撥入儲備處理。

(酉) 稅項

稅項支出乃根據本年度業績就無須課稅或不獲寬減之項目作出調整而計算。就稅務所確認與賬目所確認於不同會計期間之若干收入及支出項目會產生時差。根據負債法計算之時差稅務影響乃於賬目內確認，作為遞延稅項，數額以可見將來可能出現之負債或資產為限。

(戌) 退休福利計劃及強制性公積金計劃

恒基發展集團之退休福利及強制性公積金供款計劃之款額均於損益賬扣除。

四　營業額

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
銷售物業	2,967	8,825
租金收入	539,976	447,366
酒店業務	84,696	97,563
銷貨收入	116,791	87,128
保安服務	73,373	71,087
通行費收入	220,992	160,926
資訊科技服務收入	67,437	28,306
其他	82,090	149,550
	1,188,322	1,050,751

五　業務及地區之分部

業務之分部

恒基發展集團用以劃分作首要分部呈報之業務如下：

物業租賃	—	物業租金
酒店經營	—	酒店經營及管理
百貨業務	—	百貨業務經營及管理
基建項目	—	基建項目投資
其他	—	出售物業，清潔服務，保安服務及提供資訊科技服務

恒基發展集團各業務之分部資料如下：

	二零零二年						
	物業租賃	酒店經營	百貨業務	基建項目	其他	對銷	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
收入及業績							
營業額	539,976	84,696	142,212	220,992	200,446	–	1,188,322
其他營運收入	4,199	735	1,661	532	60,743	–	67,870
對外收入	544,175	85,431	143,873	221,524	261,189	–	1,256,192
分部間收入	62,509	1,740	–	–	4,524	(68,773)	–
總收入	606,684	87,171	143,873	221,524	265,713	(68,773)	1,256,192

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績	338,897	(10,590)	2,022	145,334	(45,352)	397	430,708
利息收入							24,269
出售證券投資溢利							2,285
證券投資減值							(11,002)
持有未實現虧損之證券投資							(52,504)
物業，廠房及設備減值							(60,260)
未能分項之費用							(27,471)
經營溢利							306,025
財務費用							(65,559)
出售附屬公司權益虧損							(4,417)
應佔聯營公司業績							1,580,147
出售聯營公司權益溢利							134,455
聯營公司減值撤回							120,000
商譽攤分							(38,000)
除稅項前溢利							2,032,651
稅項							(250,132)
除少數股東權益前溢利							1,782,519
少數股東權益							(2,361)
本年度溢利							1,780,158

	二零零二年					
	物業租賃	酒店經營	百貨業務	基建項目	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產負債表						
資產						
資產分部	4,235,213	742,656	58,333	1,331,154	506,995	6,874,351
聯營公司權益						13,864,189
聯營公司欠款						126,560
未能分項之資產						2,176,826
綜合總資產						23,041,926
負債						
負債分部	85,600	6,061	112,281	21,971	41,860	267,773
未能分項之負債						1,910,010
綜合總負債						2,177,783
其他資料						
資本支出	–	227	17,198	5,623	14,341	37,389
折舊及攤銷	–	(894)	(11,644)	(36,234)	(34,377)	(83,149)
商譽攤分	–	–	–	–	–	(38,000)
物業、廠房及設備減值	–	–	–	–	(60,260)	(60,260)
證券投資減值	–	–	–	–	–	(11,002)
聯營公司減值撤回	–	–	–	–	–	120,000

	二零零一年						
	物業租賃	酒店經營	百貨業務	基建項目	其他	對銷	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
收入及業績							
營業額	447,366	97,563	188,252	160,926	156,644	–	1,050,751
其他營運收入	439	–	3,981	–	17,784	–	22,204
對外收入	447,805	97,563	192,233	160,926	174,428	–	1,072,955
分部間收入	67,087	1,500	–	–	2,874	(71,461)	–
總收入	514,892	99,063	192,233	160,926	177,302	(71,461)	1,072,955

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績	344,279	(897)	(13,150)	107,730	(116,115)	(6,224)	315,623
利息收入							73,936
出售證券投資溢利							101,272
證券投資減值							(16,953)
持有未實現虧損之證券投資							(31,948)
未能分項之費用							(75,674)
經營溢利							366,256
財務費用							(135,721)
出售附屬公司權益溢利							582,181
應佔聯營公司業績							1,480,615
應佔共同控制公司業績							8,259
聯營公司減值							(23,122)
共同控制公司減值							(49,251)
商譽撇除							(4,408)
除稅項前溢利							2,224,809
稅項							(235,481)
除少數股東權益前溢利							1,989,328
少數股東權益							(11,479)
本年度溢利							1,977,849

	二零零一年					
	物業租賃	酒店經營	百貨業務	基建項目	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產負債表						
資產						
資產分部	4,287,320	838,796	55,149	1,364,990	639,577	7,185,832
聯營公司權益						13,600,217
聯營公司欠款						126,418
未能分項之資產						2,019,789
綜合總資產						22,932,256
負債						
負債分部	83,377	8,385	83,458	14,440	87,993	277,653
未能分項之負債						2,426,597
綜合總負債						2,704,250
其他資料						
資本支出	–	276	21,755	6,187	140,601	168,819
折舊及攤銷	–	(998)	(11,982)	(24,010)	(25,799)	(62,789)
商譽撇除	–	–	–	–	(4,408)	(4,408)
證券投資減值	–	–	–	–	–	(16,953)
聯營公司減值	–	–	–	–	–	(23,122)
共同控制公司減值	–	–	–	–	–	(49,251)

地區分部

恒基發展集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務及資訊科技服務皆於香港運作。所有基建項目投資，皆位於中國其他地區。

恒基發展集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

	二零零二年			
	香港	中國	對銷	綜合
	港幣千元	港幣千元	港幣千元	港幣千元
營業額	961,110	227,212	–	1,188,322
其他營運收入	60,570	7,300	–	67,870
對外收入	1,021,680	234,512	–	1,256,192
分部間收入	68,773	–	(68,773)	–
總收入	1,090,453	234,512	(68,773)	1,256,192
分部業務	299,937	130,374	397	430,708

按所在地區劃分之分部資產賬面值及物業、廠房及設備增加之分析如下：

分部資產賬面值	21,658,887	1,383,039	–	23,041,926
物業、廠房及設備之增加	31,700	5,689	–	37,389

	二零零一年			
	香港	中國	對銷	綜合
	港幣千元	港幣千元	港幣千元	港幣千元
營業額	881,116	169,635	–	1,050,751
其他營運收入	20,353	1,851	–	22,204
對外收入	901,469	171,486	–	1,072,955
分部間收入	71,461	–	(71,461)	–
總收入	972,930	171,486	(71,461)	1,072,955
分部業績	223,575	98,272	(6,224)	315,623

按所在地區劃分之分部資產賬面值及物業、廠房及設備增加之分析如下：

分部資產賬面值	21,509,063	1,423,193	–	22,932,256
物業、廠房及設備之增加	162,529	6,290	–	168,819

六 其他營運收入

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
提前終止合約之賠償	187	198
利息收入	24,269	73,936
有牌價投資證券股息	28,048	8,932
無牌價投資證券股息	7,083	—
贊助費	1,584	1,822
其他收入	30,968	11,252
	92,139	96,140

七 經營溢利

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
經營溢利已扣除下列項目：		
壞賬撥備	178	9,539
核數師酬金	2,969	3,119
確認為開支之存貨成本	128,346	82,305
確認為開支之物業成本	2,145	6,275
持有至到期證券攤銷	3,847	—
折舊及攤銷		
自置資產	82,450	62,262
以融資租賃持有的資產	699	527
開發成本	17	1,034
出售物業、廠房及設備之虧損	7,154	815
出租物業之營運租約租金最少租賃付款項	85,289	75,856
或然租金(附註甲)	—	277
	85,289	76,133
電訊網絡設施之營運租約租金	12,236	—
員工成本包括恒基發展董事酬金	221,313	197,138
及已計入下列收益：		
除支銷港幣111,209,000元(2001年－港幣117,770,000元)		
後投資物業之租金收益	230,627	212,672
其他除支銷後之租金收益(附註乙及丙)	60,393	64,080

附註：

甲) 或然租金支出之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

乙) 包括或然租金收入港幣66,777,000元(2001年－港幣16,200,000元)。

丙) 其中包括租金收入港幣1,894,000元(2001年－港幣1,713,000元)來自共同控制資產扣除支出港幣583,000元(2001－港幣599,000元)。

八　財務費用

	恒基發展集團 2002 港幣千元	恒基發展集團 2001 港幣千元
由下列借貸產生的利息：		
須於五年內全數償還的銀行貸款及透支	57,006	107,975
租賃款	226	162
其他借款	8,327	27,584
	65,559	135,721

九　聯營公司減值撥回

於結算日重新檢討有關投資聯營公司賬面值後，逆轉過往年度已確認減值之虧損。

十　恒基發展董事酬金

	恒基發展集團 2002 港幣千元	恒基發展集團 2001 港幣千元
恒基發展董事袍金	360	340
其他酬金	180	—
酬金總額	540	340

除恒基發展董事袍金港幣60,000元(2001年－港幣60,000元)及其他酬金港幣100,000元(2001年－無)，截至二零零二年六月三十日兩年內並無支付恒基發展獨立非執行董事酬金。

有關期間各恒基發展董事之酬金均介乎港幣零元至港幣1,000,000元之間。

本年度內，恒基發展董事並無達成任何安排予以放棄或同意放棄其酬金。

若干恒基發展董事於恒基發展為其成員之中間控股公司收取其於恒基發展集團之服務酬金。

由於各恒基發展董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予配各附屬公司。

十一 僱員酬金

恒基發展集團五位最高薪酬之員工(非恒基發展董事)，其薪酬如下：

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
基本薪金、津貼及實物利益	5,958	7,861
退休福利計劃供款	157	102
花紅	535	314
	6,650	8,277

彼等之薪酬介乎下列組別：

	員工人數	
	2002	2001
酬金級別		
無－港幣1,000,000元	1	－
港幣1,000,001元－港幣1,500,000元	2	3
港幣1,500,001元－港幣2,000,000元	2	1
港幣2,000,001元－港幣2,500,000元	－	1
	5	5

十二 稅項

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
稅項包括：		
本年度		
香港	30,156	38,786
中國	9,040	9,590
	39,196	48,376
前年度準備少計		
香港	2,893	2,744
	42,089	51,120
應佔聯營公司之稅項	208,043	182,973
應佔共同控制公司之稅項	－	1,388
	250,132	235,481

香港利得稅乃按年內估計應課稅溢利16%計算。香港以外稅項準備乃按年內之適用稅率就年內在有關境外司法管轄區賺取之估計應課稅溢利計算。

本年度並無作出可發生之遞延稅項收入之準備，見附註卅六。

十三 股息

	2002 港幣千元	2001 港幣千元
特別股息	—	507
已派中期股息－每股港幣11仙 (2001年－每股恒基發展股份港幣11仙)	309,906	309,906
擬派末期股息－每股港幣11仙 (2001年－每股恒基發展股份港幣12仙)	309,906	338,079
	619,812	648,492

恒基發展集團從實物方式分派14,086,384恒基數碼股份作為特別股息，給予二零零零年七月十一日登記在股東名冊內之恒基發展股東，基準為每持有200股恒基發展股份可獲分派1股恒基數碼股份。

十四 每股盈利

每股恒基發展股份盈利乃根據本年度溢利淨值港幣1,780,158,000元(2001年－港幣1,977,849,000元)，並按年內已發行之2,817,327,395股(2001年－2,817,327,395股)股恒基發展股份計算。在這兩年並無攤薄每股恒基發展股份盈利因無潛在攤薄股份存在於二零零二年六月三十日。

十五 投資物業

	恒基發展集團 港幣千元
二零零一年七月一日	4,272,688
重估減值	(56,948)
二零零二年六月三十日	4,215,740

代表：

	恒基發展集團 2002 港幣千元	恒基發展集團 2001 港幣千元
長期租約並位於香港	1,030,325	1,048,023
中期租約並位於香港	3,185,415	3,224,665
	4,215,740	4,272,688

所有投資物業均於二零零二年六月三十日由恒基發展之同母系附屬公司恒基估價及代理有限公司之特許測計師黃浩明先生按公開市場價值作出重估。投資物業之重估虧損已記賬入投資物業重估儲備內。

集團之所有投資物業以營運租約租出。

香港投資物業賬面值港幣399,440,000元(2001年－港幣408,888,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總估值以業權擁有比率所攤分之數。

十六 物業、廠房及設備

	酒店物業	其他土地及樓宇	高速公路經營權	橋	施工中之物業	物業裝修、傢具設備及車輛	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
恒基發展集團							
成本值或估值							
二零零一年七月一日	830,000	58,765	789,529	658,262	852	413,859	2,751,267
添置	–	427	–	168	122	36,672	37,389
重估虧損	(94,000)	–	–	–	–	–	(94,000)
出售	–	–	–	–	–	(26,834)	(26,834)
出售附屬公司	–	(4,384)	–	–	–	(14,420)	(18,804)
重新分類	–	–	–	(2,813)	–	2,813	–
價格調整(附註甲)	–	–	–	–	–	(17,647)	(17,647)
	736,000	54,808	789,529	655,617	974	394,443	2,631,371
包括：							
成本值	–	54,808	789,529	655,617	974	394,443	1,895,371
估值：二零零二年六月三十日	736,000	–	–	–	–	–	736,000
	736,000	54,808	789,529	655,617	974	394,443	2,631,371
折舊、攤銷及減值							
二零零一年七月一日	–	7,025	45,986	52,408	–	168,031	273,450
本年內折舊準備	–	1,262	20,301	13,498	–	48,088	83,149
於出售時撇除	–	–	–	–	–	(19,124)	(19,124)
出售附屬公司撇除	–	(570)	–	–	–	(3,398)	(3,968)
減值虧損(附註乙)	–	–	–	–	–	60,260	60,260
重新分類	–	–	–	(106)	–	106	–
二零零二年六月三十日	–	7,717	66,287	65,800	–	253,963	393,767
賬面淨值							
二零零二年六月三十日	736,000	47,091	723,242	589,817	974	140,480	2,237,604
二零零一年六月三十日	830,000	51,740	743,543	605,854	852	245,828	2,477,817

	酒店物業		其他土地及樓宇		高速公路經營權		橋		施工中之之物業	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
長期租約並位於										
－香港	216,000	254,000	1	1	–	–	–	–	–	–
－中國	–	–	959	1,002	–	–	–	–	–	–
中期租約並位於										
－香港	520,000	576,000	43,077	44,094	–	–	–	–	–	–
－中國	–	–	3,054	6,643	723,242	743,543	589,817	605,854	974	852
	736,000	830,000	47,091	51,740	723,242	743,543	589,817	605,854	974	852

所有酒店物業均於二零零二年六月三十日由恒基發展之同母系附屬公司恒基估價及代理有限公司之特許測計師黃浩明先生按公開市場價值作出重估。

其中根據融資租賃持有之車輛及設備賬面淨值金額為港幣1,087,000元(2001年－港幣2,196,000元)。

集團之高速公路經營權已抵押以獲取銀行借貸款。

附註：

(甲) 價格調整乃指恒基發展集團於以前年度購買之網絡器材與設施於本年內獲製造商減低原本價格之數額。

(乙) 本年內，資訊服務已縮減經營規模。根據估計相關資產之可收回數額，對數據中心及網絡器材與設施賬面金額之減值為港幣60,260,000元。

	傢具設備
	港幣千元
恒基發展	
成本值	
二零零一年七月一日及二零零二年六月三十日	21
折舊	
二零零一年七月一日及二零零二年六月三十日	21
賬面淨值	
二零零二年六月三十日及二零零一年六月三十日	–

十七　待發展物業

恒基發展集團

待發展物業已包括之利息資本化為港幣618,000元(2001年－港幣618,000元)。

十八　附屬公司權益

	恒基發展	
	2002	2001
	港幣千元	港幣千元
無牌價股份，成本值	2,263,258	2,266,258

十九　聯營公司權益

	恒基發展集團		恒基發展	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價股份				
股價，成本值	–	–	167,183	394,180
所佔資產淨值	466,329	971,827	–	–
	466,329	971,827	167,183	394,180
香港有牌價股份				
所佔資產淨值撥備	12,537,618	12,628,390	–	–
購置聯營公司所產生之商譽	1,073,167	–	–	–
攤銷	(45,000)	–	–	–
	1,028,167	–	–	–
購置聯營公司所產生之負商譽	(174,925)	–	–	–
釋放至收益表	7,000	–	–	–
	(167,925)	–	–	–
	13,397,860	12,628,390	–	–
	13,864,189	13,600,217	167,183	394,180
有牌價股份市值	23,688,952	20,498,643	–	–

在綜合收益表內，商譽(負商譽)按二十年以直線法攤銷(釋放)。

二十 證券投資

	持有至到期證券		投資證券		其他投資		合計	
	2002	2001	2002	2001	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
恒基發展集團								
股份								
有牌價－香港	–	–	545,674	528,941	121,314	214,979	666,988	743,920
無牌價	–	–	50,058	61,060	40,563	16,056	90,621	77,116
	–	–	595,732	590,001	161,877	231,035	757,609	821,036
債務證券								
有牌價－香港以外	83,123	–	–	–	–	–	83,123	–
無牌價	280,908	–	–	–	–	–	280,908	–
	364,031	–	–	–	–	–	364,031	–
有牌價股份市值	84,267	–	486,140	528,941	121,314	214,979	691,721	743,920
報告之目的為分析賬面值：								
流動	216,700	–	–	–	–	–	216,700	–
非流動	147,331	–	595,732	590,001	161,877	231,035	904,940	821,036
	364,031	–	595,732	590,001	161,877	231,035	1,121,640	821,036

	其他投資	
	2002	2001
	港幣千元	港幣千元
恒基發展		
股份		
無牌價	30	30
報告之目的為分析賬面值：		
非流動	30	30

廿一 投資公司欠款

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
還款期如下：		
一年內	630	–
一年後	5,670	–
	6,300	–
減：列入流動資產之一年內到期欠款	(630)	–
	5,670	–

無擔保之金額按每年10%（2001年－無）分期償還，二零零六年十月為最後一期款項。

廿二 存貨

恒基發展集團

其中港幣1,131,000元（2001年－港幣12,153,000元）貨物之賬面值按可變現淨值列賬。

廿三 待出售物業

恒基發展集團

待出售物業賬面值港幣30,686,000元（2001年－港幣30,812,000元）乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總成本值以業權擁有比率所攤分之數。

待出售物業賬面值港幣86,501,000元（2001年－港幣86,501,000元）按可變現淨值列賬。

廿四 應收賬項、按金及預付費用

恒基發展集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

恒基發展集團之貿易應收賬款（扣除壞賬準備）之賬齡分析如下：

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
一個月內到期	29,284	32,646
一至三個月內	31,868	23,536
三至六個月內	5,110	6,876
超過六個月	7,451	3,628
	73,713	66,686
預付費用、按金及其他應收賬款	393,880	136,135
	467,593	202,821

其中包括租按港幣2,834,000元（2001年－港幣2,834,000元）會在十二個月後歸還。

廿五 應付賬項及應付費用

恒基發展集團之貿易及其他應付賬項內之應付貿易賬款，以到期日分析如下：

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
欠款一個月內及按要求還款	140,526	118,395
欠款一個月後及三個月內	44,240	35,036
欠款三個月後及六個月內	4,053	5,322
超過六個月	4,186	26,499
	193,005	185,252
租按及其他應付賬款	95,402	103,131
總應付賬項及應付費用	288,407	288,383

廿六 借款

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
銀行借款	1,494,524	1,911,403
其他借款	26,320	26,320
銀行透支	42,330	41,528
	1,563,174	1,979,251
擔保	294,614	411,403
不受擔保	1,268,560	1,567,848
	1,563,174	1,979,251

借款乃按現行市場利率計息，還款期如下：

	2002	2001
	港幣千元	港幣千元
一年內	430,772	273,150
一年至二年內	996,257	750,951
二年至五年內	70,870	858,170
超過五年	65,275	96,980
	1,563,174	1,979,251
減：列入流動負債之一年內到期款項	(430,772)	(273,150)
一年後到期款項	1,132,402	1,706,101

廿七受約束的融資租賃

於結算日，最低租賃款總額與現值在以下期間如下：

	恒基發展集團			
	未付之最低租賃款總額		現值	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	487	1,221	417	1,004
一年後至五年內	51	563	47	470
	538	1,784	464	1,474
減：未來財務費用	(74)	(310)	—	—
現有租期之承擔	464	1,474	464	1,474
列入流動負債之一年內到期款項			(417)	(1,004)
列入非流動負債			47	470

而最低租賃款總額及現值之差額代表租賃折扣。

恒基發展集團以融資租賃購買之車輛及設備，平均年期為二年。

廿八股本

	2002	2001
	港幣千元	港幣千元
法定股本：		
3,000,000,000股恒基發展股份	600,000	600,000
發行及繳足股本：		
2,817,327,395 (2001年－2,817,327,395) 股恒基發展股份	563,466	563,466

截至二零零二年六月三十日止之兩年度並無股本變更。

廿九 儲備

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
恒基發展集團							
二零零零年七月一日結存							
前期報告	3,405,705	793,860	12,909	6,158,568	—	7,350,182	17,721,224
前期調整(附註甲)	—	—	—	—	338,079	—	338,079
重新列報	3,405,705	793,860	12,909	6,158,568	338,079	7,350,182	18,059,303
已派末期股息	—	—	—	—	(338,079)	—	(338,079)
重估虧損							
恒基發展及其附屬公司	(398,895)	(150,000)	—	—	—	—	(548,895)
聯營公司	(37,149)	—	—	—	—	—	(37,149)
本年度溢利	—	—	—	—	—	1,977,849	1,977,849
重估儲備之變現	—	(116,428)	—	—	—	—	(116,428)
已派特別股息	—	—	—	—	—	(507)	(507)
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	338,079	(338,079)	—
二零零一年七月一日結存	2,969,661	527,432	12,909	6,158,568	338,079	8,679,539	18,686,188
已派末期股息	—	—	—	—	(338,079)	—	(338,079)
重估盈餘(虧損)							
恒基發展及其附屬公司	(56,948)	(94,000)	—	—	—	—	(150,948)
聯營公司	34,327	—	—	—	—	—	34,327
本年度溢利	—	—	—	—	—	1,780,158	1,780,158
重估儲備之變現	(443)	(23,436)	—	—	—	—	(23,879)
出售聯營公司之變現	(282,290)	—	—	—	—	—	(282,290)
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	309,906	(309,906)	—
二零零二年六月三十日結存	2,664,307	409,996	12,909	6,158,568	309,906	9,839,885	19,395,571
恒基發展							
二零零零年七月一日結存							
前期報告	—	—	3,461	6,158,568	—	4,533,059	10,695,088
前期調整(附註甲)	—	—	—	—	338,079	—	338,079
重新列報	—	—	3,461	6,158,568	338,079	4,533,059	11,033,167
已派末期股息	—	—	—	—	(338,079)	—	(338,079)
本年度溢利	—	—	—	—	—	663,188	663,188
已派特別股息	—	—	—	—	—	(507)	(507)
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	338,079	(338,079)	—
二零零一年七月一日結存	—	—	3,461	6,158,568	338,079	4,547,755	11,047,863
已派末期股息	—	—	—	—	(338,079)	—	(338,079)
本年度溢利	—	—	—	—	—	785,570	785,570
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	309,906	(309,906)	—
二零零二年六月三十日結存	—	—	3,461	6,158,568	309,906	4,713,513	11,185,448

上文之儲備包括下列由恒基發展集團分佔之聯營公司收購後儲備：

	投資物業重估儲備	其他物業重估儲備	資本儲備	股份溢價	股息儲備	溢利保留	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零零年							
七月一日結存	1,286,086	179,336	–	–	–	2,977,611	4,443,033
重估虧損	(37,149)	–	–	–	–	–	(37,149)
重估儲備之變現	–	(116,428)	–	–	–	–	(116,428)
本年度溢利	–	–	–	–	–	572,850	572,850
重新歸類(附註丙)	–	–	–	–	–	(20,833)	(20,833)
二零零一年							
七月一日結存	1,248,937	62,908	–	–	–	3,529,628	4,841,473
重估盈餘	34,327	–	–	–	–	–	34,327
重估儲備之變現	(443)	(23,436)	–	–	–	–	(23,879)
出售聯營公司之變現	(282,290)	–	–	–	–	28,177	(254,113)
本年度溢利	–	–	–	–	–	490,867	490,867
二零零二年							
六月三十日結存	1,000,531	39,472	–	–	–	4,048,672	5,088,675

上文之儲備包括下列由恒基發展集團分佔之共同控制公司收購後儲備：

	投資物業重估儲備	其他物業重估儲備	資本儲備	股份溢價	股息儲備	溢利保留	合計
二零零零年							
七月一日結存	–	–	–	–	–	70,902	70,902
本年度溢利	–	–	–	–	–	6,871	6,871
重新歸類(附註丙)	–	–	–	–	–	(77,773)	(77,773)
二零零一年							
七月一日結存	–	–	–	–	–	–	–

附註：

(甲) 因為股息之會計政策改變、擬派股息已重新列於股息儲備內。恒基發展採納新會計政策詳列於附註二。

(乙) 恒基發展於結算日可供派發給恒基發展股東之儲備已包括股息儲備及溢利保留結存分別為港幣309,906,000元和港幣4,713,513,000元（2001年－港幣338,079,000元和港幣4,547,755,000元）。

(丙) 若干聯營公司及共同控制公司收購後儲備於二零零零年十一月一日轉為恒基發展之附屬公司。

三十 少數股東權益

恒基發展集團

欠少數股東款項為港幣186,782,000元(2001年－港幣200,208,000元)已包括在內。

已得少數股東同意，由結算日起十二個月內無需償還款項，因此分類為非流動負債。

卅一 營運業務內經營溢利與現金流動之調節

	2002 港幣千元	2001 港幣千元
經營溢利	2,032,651	2,224,809
應佔聯營公司業績	(1,580,147)	(1,480,615)
應佔共同控制公司業績	－	(8,259)
利息收入	(24,269)	(73,936)
利息支出	65,559	135,721
投資證券股息收入	(35,131)	(8,932)
折舊及攤銷	83,149	62,789
出售證券投資溢利	(2,285)	(101,272)
證券投資減值	11,002	16,953
持有未實現虧損之證券投資	52,504	31,948
物業、廠房及設備減值	60,260	－
出售附屬公司權益虧損(溢利)	4,417	(582,181)
出售聯營公司權益溢利	(134,455)	－
聯營公司(減值撤回)減值	(120,000)	23,122
共同控制實體減值	－	49,251
商譽攤分	38,000	－
商譽撇除	－	4,408
待售的已建成物業減值	－	14,397
待發展物業減值	－	336
應收售樓分期壞賬撥備	－	9,539
壞賬撥備	178	－
過時的存貨撥備	－	101
出售物業、廠房及設備虧損	7,154	815
滙兑虧損	－	1,706
應收售樓分期款之減少	3,353	4,726
存貨之減少(增加)	8,621	(19,943)
已建成物業之減少	901	6,275
發展中物業之增加	－	(871)
應收賬項、按金及預付費用之減少	841	240,676
應付賬項及應付費用之增加	6,347	45,289
預售樓宇定金之減少	－	(1,390)
營運業務流入之現金淨額	478,650	595,462

卅二購入附屬公司

	2002 港幣千元	2001 港幣千元
購入資產淨值：		
物業、廠房及設備	—	1,466,546
聯營公司權益	—	16,749
證券投資	—	150
存貨	—	4,982
應收賬項、按金及預付費用	—	50,440
已抵押銀行存款	—	24,070
銀行結存及現金	—	65,224
應付賬項及應付費用	—	(43,147)
融資租賃之承擔	—	(1,410)
税項	—	(3,569)
借款	—	(454,596)
恒基發展股東貸款	—	(161,533)
轉為附屬公司前，聯營公司及共同控制實體之賬面價值	—	(344,882)
少數股東權益	—	(559,259)
資產淨額	—	59,765
商譽	—	5,061
	—	64,826
支付方式：		
現金代價	—	64,826
有關收購附屬公司的現金及現金等值流入淨值分析：		
現金代價	—	(64,826)
收購所得銀行結存及現金	—	65,224
收購附屬公司的現金及現金等值流入淨值	—	398

收購之附屬公司對恒基發展集團之經營現金流量淨值，於去年提供港幣149,243,000元，在投資回報及融資費用支出港幣45,414,000元，所支付税項支出為港幣10,301,000元及投資活動已收取港幣155,000元，而支付融資活動的費用是港幣123,169,000元。

去年購入之附屬公司對恒基發展集團去年之營業額提供港幣160,926,000元及恒基發展集團去年之經營溢利是港幣53,196,000元。

卅三 出售附屬公司

	2002 港幣千元	2001 港幣千元
出售資產淨值：		
物業、廠房及設備	14,836	–
待發展物業	2,922	–
存貨	216	–
應收賬項、按金及預付費用	444	–
母公司欠款	151	–
銀行結存及現金	245	–
應付賬項及應付費用	(814)	–
税項	(45)	–
資產淨值	17,955	–
出售之虧損	(4,417)	–
代價	13,538	–
支付方式：		
現金代價	13,538	–
出售後淨現金流入：		
現金代價	13,538	–
出售後所得銀行結存及現金	(245)	–
	13,293	–

本年度出售附屬公司對恒基發展集團之現金流量或經營結果並沒有重大貢獻。

卅四 本年度融資變動分析

	受約束的融資租賃 港幣千元	同母系附屬公司借款 港幣千元	借款 港幣千元	少數股東權益 港幣千元
二零零零年七月一日	–	285,315	1,776,320	141,277
銀行及其他新借款	–	–	1,000,000	–
償還銀行及其他借款	–	–	(1,293,193)	–
應佔溢利減股息	–	–	–	(29,360)
收購附屬公司	1,410	–	454,596	559,259
租賃合約之開始	198	–	–	–
重估投資物業儲備分數	–	–	–	(4,424)
發行附屬公司股份予少數股東	–	–	–	897,546
認購出售附屬公司虧損	–	–	–	(582,181)
融資現金流出淨額	(134)	(64,282)	–	(3,765)
二零零一年七月一日	1,474	221,033	1,937,723	978,352
銀行及其他新借款	–	–	600,000	–
償還銀行及其他借款	–	–	(1,016,879)	–
應佔溢利減股息	–	–	–	(26,518)
融資現金流出淨額	(1,010)	(61,564)	–	(46,728)
二零零二年六月三十日	464	159,469	1,520,844	905,106

卅五 主要非現金交易

截至二零零一年六月三十日之年度，恒基發展集團之資產租賃資本值是港幣198,000元。

截至結算日，尚剩餘未收之出售聯營公司款為港幣257,903,000元。

卅六 遞延税項

於結算日，未經撥備之未確認潛在遞延税項資產(負債)之主要項目如下：

	恒基發展集團		恒基發展	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
因時差而產生之税項影響，其原因包括：				
税項折舊準備超出會計折舊準備	(24,326)	(28,037)	–	–
未使用之税務虧損	197,684	190,809	378	3,390
其他時間性差異	62	(16)	–	–
	173,420	162,756	378	3,390

本年度未撥備之遞延稅項之(收入)支出數額如下：

	恒基發展集團		恒基發展	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
因時差而產生之稅項影響，其原因包括：				
稅項折舊準備(不足)超出會計折舊準備	(3,711)	18,112	–	(1)
(產生)使用之稅務虧損	(6,875)	(24,009)	3,012	(1,129)
其他時間性差異	(78)	2,103	–	–
	(10,664)	(3,794)	3,012	(1,130)

基於稅務虧損而產生之遞延稅項資產未知會否於可見將來變現，遞延稅項資產並未於財務報表確定。

因為出售集團的物業及長期投資所產生之盈利是不須繳稅，所以並沒有就這些資產的重估盈餘提撥遞延稅項。因此，重估所產生的盈餘並不構成時間性差異。

卅七 共同控制資產

已建成之物業包括集團所佔共同控制資產之權益，其賬面總值為港幣35,493,000元(2001年 – 港幣35,493,000元)。應付賬款及應付費用當中包含恒基發展集團應佔共同控制資產所引起之負債為港幣451,000元(2001年－港幣434,000元)。

卅八 已抵押銀行存款／銀行結存及現金

於中國受外滙條例管制之已抵押銀行存款、現金及銀行結存項目總數為港幣76,593,000元(2001年－港幣113,411,000元)。

卅九 員工退休計劃

恒基發展集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃－恒基兆業公積金(「公積金」)或下述的另一界定供款計劃或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款，僱主可運用已沒收之供款減低應付供款額。本年度內動用之沒收供款為港幣155,000元(2001年－港幣274,000元)。於二零零二年六月三十日，並無尚可動用之沒收供款(2001年－港幣15,000元)。

於二零零零年十二月一日或之後僱員不可加入公積金或另項界定供款計劃。

恒基發展集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，恒基發展集團為參與強積計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款可用以扣減僱主的日後供款。本年度內並沒有動用扣減僱主供款之沒收供款(2001年－無)，而尚可動用之沒收供款為港幣278,000元(2001年－港幣34,000元)。

恒基發展集團亦為國內僱員參與由中國政府組織及施行之養老保險計劃，只需負責按僱員工資總額之若干百分比作出供款。

恒基發展集團截至二零零二年六月三十日共有退休福利成本港幣8,606,000元(2001年－港幣5,404,000元)計入收益表。

四十 資本承擔

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
已簽約之物業收購、未來物業發展及物業裝修費用承擔	14,579	23,808
已由恒基發展董事批准但尚未簽約之系統開發費用	1,447	—

四十一 或然負債

	恒基發展	
	2002	2001
	港幣千元	港幣千元
恒基發展為附屬公司向銀行發出之擔保	1,242,240	1,543,517

此外，恒基發展就一間附屬公司的銀行履約擔保承擔或然負債為港幣12,000,000元(2001年－港幣19,000,000元)。該項履約擔保是按照恒基發展集團於二零零零年二月十六日獲授及於二零零二年五月三十日修訂的固定電訊網絡服務牌照的條款而提供。

四十二營運租賃承擔

恒基發展集團為承租人

於結算日，恒基發展集團需付將來所有之最低租賃為不可取消之營運租賃其約滿期如下：

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
一年內到期	55,154	32,612
一年後至五年內到期	154,300	30,590
五年後到期	256,374	4,361
	465,828	67,563

營運租賃承擔乃代表恒基發展集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。租賃之商議訂定為三年至二十年。

恒基發展集團為出租人

於結算日，營運租賃物業如下：

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
投資物業	4,215,740	4,272,688
已建成物業	230,024	216,154
待發展物業	12,541	12,541

這些物業租期為一年至三年，於約滿日，出租人不予承租人更新租約權。

或然租金收入之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

於結算日，將來不可取消之營運租賃最低租賃款期限如下：

	恒基發展集團	
	2002	2001
	港幣千元	港幣千元
一年內到期	333,278	311,416
一年後至五年內到期	194,379	184,315
	527,657	495,731

四十三有關連人士的交易

恒基發展集團於本年度內曾與有關連人士達成以下之重大交易：

	同母系附屬公司		聯營公司		投資公司	
	2002	2001	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
顧問服務收入	2,584	5,390	118	536	—	—
清潔服務費收入	8,153	8,061	—	—	—	—
酒店管理費收入	735	661	—	—	—	—
利息收入	—	—	2,436	3,155	—	—
管理費收入	1,131	2,474	—	—	—	—
租金收入	5,596	5,843	—	—	—	—
警衛服務收入	53,194	62,458	—	—	—	—
會計費用	5,859	5,921	—	—	—	—
代理人佣金	18,407	18,523	—	—	—	—
大廈管理費	57,530	55,636	—	—	—	—
酒店管理支出	—	—	2,927	3,467	—	—
利息支出	5,610	16,283	—	—	—	—
牌照費	952	675	—	—	—	—
維修費用	—	1,902	—	—	—	—
專業費用	2,538	2,270	756	280	—	—
租金支出	70,804	57,311	4,718	4,004	—	—
存出租按	2,701	2,834	—	—	—	—
員工補償費用	211	738	2,460	2,700	—	—
於結算日						
貸款						
一 免息	—	—	26,097	80,501	360	—
一 計息	159,469	221,033	—	—	—	—
借款						
一 免息	—	—	66,560	66,418	—	—
一 計息	—	—	60,000	60,000	6,300	—

附註：

(甲) 除上述按香港銀行同業拆息或市場利率而計算利息之貸款及借款外，其他交易之成交價均以市值，如沒有市值，則以成本加百份比之利潤而釐定。

(乙) 本年度，若干聯營公司權益轉入最終控股公司內，溢利為港幣1,877,000元。

(丙) 恒基發展之控股公司為若干系內公司提供行政服務，如公司秘書、會計及人事等，因涉及之數額不大，所以該等服務乃免費提供。

3. 股本

恒基發展於本文件刊發日期之法定及已發行股本如下：

	恒基發展 股份數目	面值
	千股	港幣千元
法定股本	3,000,000	600,000
已發行及繳足股本	2,817,327	563,466

由二零零二年六月三十日至本文件刊發日期止期間，股本並無任何變動。

每股恒基發展股份於各方面，包括股息、投票及資本均享有同等權益。

除該等恒基發展股份外，恒基發展並無任何認股權證、股份認購權、可換股證券或其他已發行證券。恒基發展並無受任何認股權證、股份認購權或換股權所規限之未發行股份或借貸資本，而恒基發展並無已有條件或無條件同意使其未發行股份或借貸資本受任何認股權證、股份認購權或換股權所規限。

4. 債務

於二零零二年九月三十日(就本債務聲明而言，即刊印本文件前之最後實際可行日期)辦公時間結束時，恒基發展集團之未償還借款約為港幣1,100,000,000元，包括銀行借款約港幣1,074,000,000元、應付財務機構之其他借款約港幣26,000,000元，以及融資租約承擔約港幣300,000元。恒基發展集團之銀行借款約為港幣289,000,000元，乃以恒基發展集團之收費高速公路經營權(賬面淨值為港幣718,000,000元)作抵押，而銀行存款約港幣20,000,000元已予抵押。

此外，由一間銀行代表恒基發展之一間附屬公司擔保之履約保證有或然負債港幣12,000,000元。

於二零零二年九月三十日辦公時間結束時，除上述者、集團內公司間之負債，以及於恒基發展集團正常業務範圍內應付之一般貿易賬款外，恒基發展集團並無任何未償還按揭、押記、債券、借貸資本或其他類似債務，或租購承擔、承兑負債或承兑信貸，或任何擔保，或其他重大或然負債。

就上述債務聲明而言，以外幣為單位之款額，已按二零零二年九月三十日辦公時間結束時之概約滙率換算為港幣。恒基發展董事已確認，自二零零二年九月三十日以來，恒基發展之債務及或然負債狀況並無重大轉變。

5. 重大變動

自二零零二年六月三十日(恒基發展集團編製最近經審核綜合財務報表之結算日)以來，恒基發展集團之財務狀況或營業狀況或前景，概無任何重大變動。

6. 經調整有形資產淨值報表

以下為經調整有形資產淨值報表，此乃按有形資產淨值編製，並作以下調整：

	港幣千元
恒基發展集團於二零零二年六月三十日之有形資產淨值(附註1)	19,098,795
調整：	
減：重估恒基發展集團於二零零二年十月三十一日，應佔之物業權益而產生之虧絀	211,243
建議但並無提取撥備之末期股息每股恒基發展股份港幣0.11元(附註2)	309,906
未變現證券投資額之虧損(附註3)	148,478
恒基數碼於截至二零零二年九月三十日止季度之應佔虧損(附註4)	3,729
經調整有形資產淨值	18,425,439
	港幣
每股恒基發展股份之經調整有形資產淨值(按於最後實際可行日期之2,817,327,395股已發行恒基發展股份計算)	6.54元

附註1： 有形資產淨值乃從恒基發展於截至二零零二年六月三十日止年度之年報所述之經審核綜合資產淨值港幣19,959,037,000元中，扣除商譽港幣860,242,000元後而達致。

附註2： 此股息須經恒基發展股東於二零零二年十二月十八日舉行之恒基發展股東週年大會上批准後，方可落實。若獲批准，則會於二零零二年十二月十九日(即批准該計劃前)支付。

附註3： 此乃恒基發展於最後實際可行日期持有之上市證券(不包括作為於聯繫人之權益而持有之證券)按市值計算之價值總額，與恒基發展截至二零零二年六月三十日止年度之年報所載有關該等上市證券價值之間之差額。

附註4： 此乃恒基發展分佔於二零零二年十一月十三日宣佈之恒基數碼於截至二零零二年九月三十日止季度之季度業績。

下文為戴德梁行有限公司就評估恒基發展集團之物業權益於二零零二年十月三十一日之價值而編製以供轉載於本文件之物業估值報告摘要，其中載有估值之基準：

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

有關：組合估值

指示、目的及估值日期　茲遵照　閣下之指示，對恒基兆業發展有限公司(「恒基發展」)及其附屬公司(統稱「恒基發展集團」)之物業權益進行估值。吾等證實曾作出有關查詢及查冊，並蒐集吾等認為必需之進一步資料，以便向　閣下呈報吾等對該等物業權益於二零零二年十月三十一日(「估值日」)之價值之意見。

估值基準　吾等對各項物業權益之估值乃吾等對物業公開市值之意見，所謂公開市值，就吾等之定義而言，乃指「某項物業之權益於估值日在下列假定情況下以現金代價無條件完成出售，可合理取得之最高價：

(a) 有自願賣方；

(b) 於估值日前有一段合理時間(視乎物業之性質及市道而定)可適當推銷權益、協商價格及條款，以及完成該項出售；

(c) 在任何較早之假設合約交易日期，市道、價格水平及其他情況均與估值日相同；

(d) 不考慮有特殊興趣準買家之追加出價；及

(e) 交易雙方在知情、審慎及不受強迫下進行交易。」

估值假設

吾等在估值時，假定業主在公開市場上將物業權益求售，並無憑藉遞延條件合約、售後租回、合營協議、管理協議或任何類似安排以抬高物業權益之價值。

吾等之估值並無考慮物業所附帶之任何抵押、按揭或債項，以及出售成交時或須承擔之任何開支或税項。除另有説明外，吾等假定物業概不附帶任何可影響其價值之繁重負擔、限制及支銷。

土地年期

於評估政府租契在一九九七年六月三十日前到期之香港物業時，吾等已顧及聯合王國政府與中華人民共和國(「中國」)政府就香港問題之聯合聲明附件三所載條文，以及新界土地契約(續期)條例規定。該等契約經免補地價續期至二零四七年六月三十日止，並須自續期日起每年按應課差餉租值之3%繳納地租。

在評估第46項位於中國之物業權益時，吾等假設該物業之可轉讓土地使用權已獲得按指定年期及象徵式土地使用年費授出，且已經悉數支付土地金。吾等未能核實該物業之業權或擁有權，但倚賴恒基發展集團及其中國法律顧問提供關於該物業業權及權益之意見。

估值方法

至於分別在香港及中國持作投資之第一及第三類物業權益，吾等按投資法進行估值，即是將恒基發展集團提供之附表上所列之收入淨額資本化，並計及業權復歸後可賺取之潛在收入。吾等評估第10項及第11項物業權益時，分別將其視為全面營運之酒店(設有經營酒店所需之傢俬、裝置及設備)，並計及酒店之營運賬目，及基於吾等對於物業未來之營運潛力及可能取得之營業額之意見。

至於在香港持作銷售之第二類物業權益，吾等按直接比較法，參考有關可作比較之交易而進行評估。

資料來源　吾等在頗大程度上依賴恒基發展集團所提供之資料，並接受恒基發展集團所提供有關規劃批准、法定通告、地役權、年期、佔用詳情、樓面面積、車位數目、客房數目、營運賬目、損益賬目、恒基發展集團應佔權益以及一切其他有關事項之意見。尺寸及量度乃根據恒基發展集團給予吾等之文件或其他資料而計算，因此皆為約數。吾等概無進行任何實地量度。

業權調查　吾等並無獲提供與物業有關之業權文件副本，但曾就香港物業前往有關土地註冊處查冊。然而，吾等並無查閱文件正本，以核實擁有權或確定是否存在任何修訂。一切文件僅作參考用途，一切尺寸、量度及面積僅屬約數。

地盤視察　吾等曾在可行情況下，視察該等物業之外貌。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業有否腐朽、蟲蛀或任何其他結構上損壞。吾等亦無測試任何樓宇設備。

滙率　除另有說明者外，一切金額均以港元列示。吾等採用之滙率為二零零二年十月三十一日之平均滙率，為港幣1元兑人民幣1.06元。由該日至本函件刊發日期間，滙率並無重大波動。

隨函附奉估值概要及吾等根據上市規則應用指引12而編製有關第46項物業權益之估值證書摘要。

此致

香港
德輔道中19號
環球大廈6樓
恒基兆業發展有限公司
列位董事　台照

代表
戴德梁行有限公司
註冊專業測量師
（產業測量組）
董事
黃儉邦
A.H.K.I.S., M.R.I.C.S.
謹啟

二零零二年十二月六日

附註：黃儉邦先生為註冊專業測量師，於香港物業估值方面積逾十八年經驗，及於中國物業估值方面積逾十年經驗。

估值概要

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
第一類－於香港持作投資之物業			
1. 新界 沙田 橫壆街2-16號 沙田中心 平台第三層所有商舖、 第一層其餘部份， 及第一及第二層多個車位	1,335,000,000元	94.4	1,260,240,000元
2. 新界 屯門 屯隆街2號 時代廣場 北翼及南翼商場第一至第三層之 商舖、平台外牆、地庫1至78號車位， 以及第一層1至64號單車位	1,038,000,000元	100	1,038,000,000元
3. 香港 半山 麥當奴道36號 惠苑	600,000,000元	100	600,000,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
4. 新界 荃灣 荃灣街市街67-95號 城市廣場(現時稱為荃灣城市中心II) 一幢商業發展 地下G1、G7、G11、G15、G19、G23及G32號商舖，以及二樓203、206、210、214、218、222、226、230、238號商舖及部份商舖面積	197,000,000元	100	197,000,000元
5. 新界 屯門 建泰街6號 恒威工業中心 C座及二樓所有車位	56,500,000元	100	56,500,000元
6. 新界 粉嶺 新運路33號 粉嶺中心 地下及一樓之商舖、地下之幼稚園、街市、電影院及廣場、以及地下及一樓之貨車位及車位	555,000,000元	23.04	127,872,000元
7. 新界 荃灣 荃灣街市街67-95號 城市廣場(現時稱為荃灣城市中心II)地庫之85個車位	21,000,000元	26	5,460,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
8. 新界 大埔 安慈路3號／安祥路 翠屏花園 商場第一層14A號商舖， 以及車位之19.48%應佔權益 (地庫之14個貨車位及96個車位， 及第一層之7個貨車位及 161個單車位)	4,883,000元	100	4,883,000元
9. 九龍 油麻地 彌敦道555號 九龍行	358,000,000元	100	358,000,000元
10. 九龍 旺角 界限街58-66號 九龍麗東酒店	216,000,000元	100	216,000,000元
11. 香港 北角 電器道200-218號 香港麗東酒店	520,000,000元	100	520,000,000元
12. 九龍 油麻地 彌敦道522號 金龍商業大廈 外牆	1,500,000元	100	1,500,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
13. 香港 半山 西摩道1號 輝煌臺 地下1至11號商舖，以及 地下低層1至2號商舖	62,000,000元	35.42	21,960,400元
14. 九龍 新蒲崗 八達街9號 威達工貿商業中心全幢 (不包括16至19樓)	132,600,000元	100	132,600,000元
15. 九龍 九龍灣 宏光道8號 巨昇中心全幢 (不包括3樓)	77,500,000元	100	77,500,000元
	小計：		4,617,515,400元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
第二類－於香港持作銷售之物業			
16. 香港 半山 衛城道25號 3樓	1,700,000元	100	1,700,000元
17. 香港 半山 衛城道29號 地下車房	700,000元	100	700,000元
18. 香港 半山 麥當奴道65-73號 麥堅尼大廈 地庫低層及高層	17,500,000元	100	17,500,000元
19. 香港 半山 羅便臣道25號 D座3樓	2,200,000元	100	2,200,000元
20. 香港 半山 西摩道2E號 地庫車房	1,500,000元	100	1,500,000元
21. 九龍 旺角 上海街604號	7,800,000元	100	7,800,000元
22. 九龍 旺角 烟廠街39號 3樓	780,000元	100	780,000元
23. 新界 荃灣 橫龍街42-46號 牛津工業大廈 5樓全層	2,000,000元	100	2,000,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
24. 香港 北角 清華街4-8號 清暉臺 地下4號商舖	1,650,000元	100	1,650,000元
25. 香港 半山 干德道8號 麗豪閣 102個車位	20,400,000元	100	20,400,000元
26. 香港 北角 渣華道108號 商業中心	57,000,000元	33.33	18,998,100元
27. 香港 半山 堅尼地道9M號 皇朝閣 36樓F室 (連同其上的部份平台)、 地下1至11號車位、 1樓1至17號車位、 2樓6、11、13、16及19號車位、 3樓1至3號、5、7及19號車位、 4樓8至13號及19號車位， 以及5樓1至15號車位	18,000,000元	100	18,000,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
28. 香港 半山 麥當奴道7-9號 豪華閣 23樓、 地下4號車位及停車場「1」部份車位 (亦稱為停車場「1」之2及3號車位)	14,000,000元	100	14,000,000元
29. 香港 灣仔 萬茂臺1號 桂濤苑 1樓A及B室及平台、 3樓B室、23樓及24樓 A室複式單位、地下7及7A、 8及8A、11、13、15、17及19號 車位、地下低層1層31及36號車位、 以及地下低層2層42至44號、49、50、 57至59號及62號車位	40,400,000元	100	40,400,000元
30. 香港 半山 西摩道3號 輝煌豪園 4個商舖、 84個住宅單位及71個車位	540,000,000元	0.49	2,646,000元
31. 香港 跑馬地 山村道22-26號 銀星閣 地下停車場6號車位	200,000元	100	200,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
32. 香港 北角 宏安道14-28號 威德閣 地下3號商舖	1,900,000元	100	1,900,000元
33. 九龍 長沙灣 青山道438號 麗群閣 1樓1至8號單位及2樓1、 3及4號單位	4,000,000元	100	4,000,000元
34. 九龍 長沙灣 昌華街23號 富華廣場 地下19號商舖及其相連舖面天階， 以及1樓及2樓之21%應佔權益	10,000,000元	100	10,000,000元
35. 九龍 深水埗 福華街206號 榮安大廈 1樓15號商舖、2樓13號及15號商舖	640,000元	100	640,000元
36. 九龍 九龍城 馬頭圍道442-448號 德信大廈 3樓1及2號平台	150,000元	100	150,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
37. 九龍 尖沙咀 白加士街56號 凱豪商業中心全幢(不包括5樓2及3號單位、10樓及13樓1號單位、18樓3號單位、19樓5號單位及20樓全層)	89,000,000元	100	89,000,000元
38. 九龍 新蒲崗 太子道東704號及景福街104號 新時代工貿商業中心 18樓1至11號單位及4樓8及18號私家車位	8,900,000元	100	8,900,000元
39. 新界 葵涌 華景山路9號 華景山莊 所有商舖及所有車位	463,000,000元	9.1288	42,266,344元
40. 新界 大埔 翠怡街3號 翠怡花園 第2層37個車位	4,810,000元	100	4,810,000元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
41. 新界 荃灣 橫龍街32-40號 興盛工業大廈 3樓A、B、E及G工場單位、 5樓P工場單位及9樓E工場單位、 地下9個車位，以及1樓19個車位 及23個貨車位	20,800,000元	100	20,800,000元
42. 新界 屯門 青山公路 新墟段250號 彩暉花園 地下12號商舖	4,500,000元	100	4,500,000元
43. 新界 屯門 青山公路 青山灣段351號 彩華花園 地下及地下低層27個車位	3,510,000元	100	3,510,000元
44. 九龍 九龍城 太子道西335號 恒暉閣 地下23號車位及A區及B區	250,000元	100	250,000元
45. 新界 屯門 青揚街8號 得利工業中心 一樓18個車位	3,380,000元	100	3,380,000元
	小計：		344,580,444元

物業權益	於二零零二年十月三十一日現況下之資本值 港幣	恒基發展應佔權益 %	於二零零二年十月三十一日恒基發展應佔現況下之資本值 港幣
第三類－於中國持作銷售之物業			
46. 中國 廣東省 廣州 天河區 恒福路110號 淘金花園 B座13樓E室	500,000元	100	500,000元
	小計：		500,000元
	總計：		4,962,595,844元

估值證書

	物業權益	概況及年期	佔用詳情	於二零零二年十月三十一日現況下之資本值
46.	中國 廣東省 廣州 天河區 恒福路110號 淘金花園 B座 13樓E室	該物業為於一九九零年代落成高層住宅大廈13樓一個住宅單位。 該物業之建築樓面面積約為1,222平方呎(113.55平方米)。 該發展之土地使用權獲授年期由一九九一年十月十八日起計七十年，作住宅用途。	該物業空置。	港幣500,000元

附註：

(1) 按照房地產證第0271896號，該物業之土地使用權及樓宇擁有權已歸屬予Max-mercan Investment Limited(恒基發展之全資附屬公司)之全資附屬公司千色店(中國)有限公司，由一九九一年十月十八日起計為期七十年，作住宅用途。

(2) 按照房屋預售合同第30073號，該物業由千色店(中國)有限公司按代價港幣967,000元購入。

(3) 中國法律意見指出：

(i) 千色店(中國)有限公司已合法取得該物業(建築樓面面積113.55平方米)之土地使用權及樓宇擁有權。

(ii) 千色店(中國)有限公司有權將有關物業權益轉讓、出租及按揭。

下文為戴德梁行有限公司就評估恒基數碼集團之物業權益於二零零二年十月三十一日之價值而編製以供轉載於本文件之物業估值報告，其中載有估值之基準：

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

有關：組合估值

指示、目的及估值日期　茲遵照　閣下之指示，對恒基數碼科技有限公司(「恒基數碼」)及其附屬公司(以下統稱「恒基數碼集團」)持有之物業進行估值。吾等證實曾作出有關查詢及查冊，並蒐集吾等認為必需之進一步資料，以便向　閣下呈報吾等對該等物業於二零零二年十月三十一日(「估值日」)之價值之意見。

估值基準　吾等對各項物業之估值乃吾等對物業公開市值之意見，所謂公開市值，就吾等之定義而言，乃指「某項物業之權益於估值日在下列假定情況下以現金代價無條件完成出售，可合理取得之最高價：

(a) 有自願賣方；

(b) 於估值日前有一段合理時間(視乎物業之性質及市道而定)可適當推銷權益、協商價格及條款，以及完成該項出售；

(c) 在任何較早之假設合約交易日期，市道、價格水平及其他情況均與估值日相同；

(d) 不考慮有特殊興趣買家之追加出價；及

(e) 交易雙方在知情、審慎及不受強迫下進行交易。」

估值假設

吾等在估值時，假定業主在公開市場上將物業求售，並無憑藉遞延條件合約、售後租回、合營協議、管理協議或任何類似安排以抬高物業權益之價值。

吾等之估值並無考慮物業所附帶之任何抵押、按揭或債項，以及出售成交時或須承擔之任何開支或稅項。除另有說明外，吾等假定物業概不附帶任何可影響其價值之繁重負擔、限制及支銷。

土地年期

於評估政府租契在一九九七年六月三十日前到期之物業時，吾等已顧及聯合王國政府與中華人民共和國政府就香港問題之聯合聲明附件三所載條文，以及新界土地契約(續期)條例規定。該等契約經免補地價續期至二零四七年六月三十日止，並須自續期日起每年按應課差餉租值之3%繳納地租。

估值方法

吾等按直接比較法(即是參考有關市場所提供之可作比較之銷售個案)，或(倘適用)將恒基數碼集團提供之附表上所列之收入淨額資本化，並計及有關物業業權復歸後可賺取之潛在收入，評估有關物業。

資料來源

吾等在頗大程度上依賴恒基數碼集團所提供之資料，並接受恒基數碼集團所提供有關規劃批准、法定通告、地役權、年期、佔用詳情、樓面面積，以及一切其他有關事項之意見。尺寸及量度乃根據恒基數碼集團給予吾等之文件或其他資料而計算，因此皆為約數。吾等概無進行任何實地量度。

業權調查

吾等並無獲提供與物業有關之業權文件副本，但曾往有關市區土地註冊處查冊。然而吾等並無查閱文件正本，以核實擁有權或確定是否存在任何修訂。一切文件僅作參考用途，一切尺寸、量度及面積僅屬約數。

地盤視察　　吾等曾視察該等物業之外貌。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業有否腐朽、蟲蛀或任何其他結構上損壞。吾等亦無測試任何樓宇設備。

隨函附奉估值概要。

此致

香港
德輔道中19號
環球大廈6樓
恒基數碼科技有限公司
列位董事　台照

代表
戴德梁行有限公司
註冊專業測量師
(產業測量組)
董事
黃儉邦
A.H.K.I.S., M.R.I.C.S.
謹啟

二零零二年十二月六日

附註：黃儉邦先生為註冊專業測量師，於香港物業估值方面積逾十八年經驗。

估值概要

物業	於二零零二年十月三十一日現況下之資本值 港幣
1. 九龍 新蒲崗 八達街9號 威達工貿商業中心 16、17、18及19樓之 1、2、3、4及5號單位	30,000,000元
2. 九龍 九龍灣 宏光道8號 巨昇中心 3樓工場	9,500,000元
總計：	39,500,000元

1. 責任聲明

本文件內有關恒基發展集團之資料乃由恒基發展董事提供。恒基發展董事已批准刊發本文件，並願就本文件所載資料(有關恒基地產集團(不包括恒基發展集團)資料者除外)之準確性共同及個別承擔全部責任，並確認經作出一切合理查詢後，據彼等所深知，本文件內所發表之意見(有關恒基地產集團(不包括恒基發展集團)資料者除外)乃經審慎考慮後作出。本文件並無遺漏任何其他事實，以致本文件之任何聲明有任何誤導成份。

本文件內有關恒基地產集團之資料乃由恒基地產董事提供。恒基地產董事已批准刊發本文件，並願就本文件所載資料(有關恒基發展集團資料者除外)之準確性共同及個別承擔全部責任，並確認經作出一切合理查詢後，據彼等所深知，本文件內所發表之意見(有關恒基發展集團資料者除外)乃經審慎考慮後作出。本文件並無遺漏任何其他事實，以致本文件之任何聲明有誤導成份。

2. 市價

恒基發展股份於聯交所買賣。

下表呈示了恒基發展股份於(i)公佈日期前六個曆月每個月之最後交易日；(ii)二零零二年十一月四日(緊接公佈日期前之最後完整交易日)；(iii)二零零二年十一月二十九日；及(iv)最後實際可行日期，在聯交所所報之各收市價。

日期	每股價格 港幣
二零零二年五月三十一日	6.85元
二零零二年六月二十八日	6.55元
二零零二年七月三十一日	6.35元
二零零二年八月三十日	6.60元
二零零二年九月三十日	6.00元
二零零二年十月三十一日	5.80元
二零零二年十一月四日	5.95元
二零零二年十一月二十九日	7.40元
最後實際可行日期	7.40元

由二零零二年五月五日(公佈日期前六個月之日)至最後實際可行日期止期間內，恒基發展股份在聯交所錄得之最高及最低收市價分別為港幣7.55元(於二零零二年十二月二日)及港幣5.75元(於二零零二年十一月一日)。

3. 披露權益

在本節，「收購期間」乃指由二零零二年十一月五日至最後實際可行日期(包括首尾兩日)期間。「披露期間」則指由收購期間前六個月起，至最後實際可行日期(包括首尾兩日)期間。「擁有權益」及「權益」均分別含有披露權益條例所賦予之涵義。

(a) **於恒基發展股份之權益及買賣恒基發展股份**

(i) 於最後實際可行日期，恒基地產透過控股人士，擁有2,070,243,859股恒基發展股份權益。

(ii) 於最後實際可行日期，下列恒基發展董事擁有恒基發展股份權益：

董事姓名	所持恒基發展股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	所持恒基發展已發行股本之總數及百分比
李兆基	34,779,936			2,075,859,007 (附註1)	2,110,638,943 (74.92%)
李達民	6,666				6,666 (0.00%)
李鏡禹	959,028	42,711 (附註3)			1,001,739 (0.04%)
何永勳	1,100				1,100 (0.00%)

李兆基博士、李達民先生、李鏡禹先生及何永勳先生均為恒基地產董事。

除上文披露者外，於最後實際可行日期，概無恒基發展董事擁有任何恒基發展股份之權益。除下文(a)(iv)段披露者外，於披露期間內，恒基發展董事並無買賣任何恒基發展股份。

(iii) 於最後實際可行日期，除外人士擁有之恒基發展股份權益如下：

除外人士名稱	所持恒基發展股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	所持恒基發展已發行股本之總數及百分比
李兆基	34,779,936			2,075,859,007 (附註1)	2,110,638,943 (74.92%)
富生			5,615,148 (附註2)		5,615,148 (0.20%)
何永勳	1,100				1,100 (0.00%)
李鏡禹	959,028	42,711 (附註3)			1,001,739 (0.04%)
李達民	6,666				6,666 (0.00%)
梁昇	150,000				150,000 (0.01%)
羅德丞	404,375				404,375 (0.01%)
楊雪琴	42,711 (附註3)				42,711 (0.01%)
馮博華 (附註4)	300,000				300,000 (0.01%)
馮振華 (附註4)	1,751,000				1,751,000 (0.06%)
林嘉威 (附註4)	1,137,000				1,137,000 (0.04%)
林高禹 (附註4)	941,000				941,000 (0.03%)
李兆麟 (附註4)	4,857,100				4,857,100 (0.18%)
Tako Assets (附註5)			3,000,000		3,000,000 (0.11%)
Thommen (附註5)			1,406,000		1,406,000 (0.05%)

附註：

1. 該2,075,859,007股恒基發展股份，包括富生所持之5,615,148股恒基發展股份。該2,075,859,007股恒基發展股份乃由富生及控股人士(即恒基地產之附屬公司)實益擁有。根據披露權益條例，李兆基博士被視為擁有富生及恒基地產之權益。李兆基博士實益擁有Rimmer (Cayman) Limited(「Rimmer」)及Hopkins (Cayman)

Limited(「Hopkins」)之全部已發行股本。Rimmer為一項全權信託(持有一單位信託之大部分單位)之受託人。Hopkins為單位信託之受託人。單位信託實益擁有恒基兆業有限公司(「恒基兆業」)及富生股本中之所有已發行普通股(附帶投票權)。恒基兆業及其附屬公司共同實益擁有1,117,143,200股恒基地產股份。

2. 該等恒基發展股份已包括在上文附註1所述之權益內。

3. 根據披露權益條例，李鏡禹先生被視為擁有楊雪琴女士(其配偶)所持42,711股恒基發展股份之權益。

4. 馮博華先生及馮振華先生均為恒基地產董事馮李煥琼女士之兒子。林嘉威先生及林高禹先生均為恒基地產董事林高演先生之胞弟。李兆麟先生為李兆基博士之胞兄。根據收購守則，該等人士均被視為與恒基地產一致行動人士。

5. Tako Assets及Thommen均為香港小輪(恒基發展集團擁有其30.98%權益)之全資附屬公司。

除上文披露者外，於最後實際可行日期，概無除外人士擁有任何恒基發展股份權益。除下文(a)(iv)段披露者外，於披露期間內，概無除外人士買賣任何恒基發展股份。

除上文披露者外，於最後實際可行日期，概無恒基地產或與其一致行動之人士擁有或控制任何恒基發展股份。

(iv) 於二零零二年五月八日，恒基發展及恒基地產董事李鏡禹先生以每股恒基發展股份港幣6.45元之代價購入5,000股恒基發展股份。於二零零二年十一月四日，林高演先生(亦為恒基發展及恒基地產之董事)向香港一間慈善機構捐出11,000股恒基發展股份。除本文件披露者外，於披露期間內，概無恒基地產或與其一致行動之人士買賣任何恒基發展股份。

(v) 於最後實際可行日期，概無恒基發展之附屬公司、恒基發展或其任何附屬公司之退休基金，或恒基發展之任何顧問，於披露期間內擁有或控制任何恒基發展股份或買賣任何恒基發展股份。

(vi) 於最後實際可行日期，恒基地產或與其一致行動之人士並無與任何其他人士訂立收購守則第22條附註8所述之安排。

(vii) 於最後實際可行日期，概無任何人士與恒基發展，或恒基地產，或與恒基發展或恒基地產一致行動之人士，或根據收購守則有關「聯繫人」之定義之第(1)、(2)、(3)及(4)類，屬於恒基發展聯繫人之任何人士，訂立收購守則第22條附註8所述類別之安排，以擁有或控制任何恒基發展股份，或於披露期間內買賣任何恒基發展股份。

(viii) 於最後實際可行日期，與恒基發展有關連之基金經理(獲豁免基金經理除外)並無全權處理任何恒基發展股份權益，且該基金經理並無於披露期間內買賣任何恒基發展股份。

(b) **於恒基地產股份之權益及恒基地產股份之買賣**

(i) 於最後實際可行日期，下列恒基發展董事於恒基地產股份中擁有權益：

	所持恒基地產股份數目及權益性質				所持恒基地產已發行股本之總數及百分比
恒基發展董事姓名	**個人權益**	**家族權益**	**公司權益**	**其他權益**	
李兆基				1,122,938,300 (附註1)	1,122,938,300 (65.21%)
李達民	858,000				858,000 (0.05%)
李鏡禹	26,400	16,500	19,800 (附註2)		62,700 (0.00%)
何永勳	100				100 (0.00%)
劉智強	2,200				2,200 (0.00%)
胡家驃 (胡寶星之替代董事)		2,000			2,000 (0.00%)

附註：

1. 在該等恒基地產股份中，有1,117,143,200股恒基地產股份乃由恒基兆業及其附屬公司實益擁有(如上文(a)(iii)段附註1所述)，而192,500股恒基地產股份則由富生實益擁有。誠如上文(a)(iii)段附註1所述，李兆基博士被視為擁有富生及恒基兆業之權益。此外，5,602,600股恒基地產股份乃由中華煤氣之一間附屬公司實益擁有。根據披露權益條例，李兆基博士被視為擁有中華煤氣之權益。

2. 該等恒基地產股份乃由一間公司實益擁有。該公司之有關恒基發展董事有權於其股東大會上，行使或控制行使三份之一或以上之投票權。

(ii) 除上文披露者外，於最後實際可行日期，恒基發展董事或恒基發展並無擁有任何恒基地產股份的權益。於披露期間內，恒基發展董事或恒基發展並無買賣任何恒基地產股份或恒基地產之購股權、衍生證券或可換股證券。

(c) 其他權益

(i) 概無任何恒基發展董事獲得或將會獲得任何利益，作為失去職位或與該計劃有關之其他事宜之賠償。

(ii) 恒基地產或與恒基地產一致行動之人士，並無與恒基發展董事、新近之恒基發展董事、恒基發展股東或新近之恒基發展股東，訂立任何與該計劃有關連或視乎該計劃而定之協議、安排或諒解(包括任何賠償安排)。

(iii) 恒基發展董事與任何其他人士並無訂立任何受該計劃結果規限，或視乎該計劃結果而定，或與該計劃有關連之協議或安排。

(iv) 恒基地產並無訂立任何恒基發展董事於當中擁有重大個人權益之重大合約。

(v) 概無恒基發展董事與恒基發展集團任何成員公司訂立有效之服務合約(有效期超過十二個月，或於公佈前六個月內訂立或修訂)。

(vi) 滙豐金融服務(亞洲)有限公司(滙豐之間接全資附屬公司)於本文件刊發日期，在股息暫記賬戶內持有1,596股恒基發展股份。

4. 重大合約

於最後實際可行日期前兩年內，恒基發展或其任何附屬公司並無訂立任何屬於或可能屬於重大之合約(恒基發展集團於或擬於日常業務範圍內訂立者除外)。

5. 訴訟

於最後實際可行日期，恒基發展或其任何附屬公司並無涉及任何重大訴訟或仲裁，而據任何恒基發展董事所知，恒基發展或其任何附屬公司亦概無涉及任何尚未了結或有被控之虞之重大訴訟或索償。

6. 其他事項

(a) 本文件第11頁「股權結構」一節中載有被視為與收購人恒基地產一致行動之人士實益擁有恒基發展股份之權益。該等人士中，敏勝、登銘、Gainwise、踞威及賓勝(均為恒基地產之全資附屬公司)、富生、Tako Assets及Thommen(均為香港小輪之全資附屬公司)均為公司。彼等之地址及董事姓名載列如下：

名稱	地址	董事
恒基地產	香港 德輔道中19號 環球大廈 6樓	李兆基、李家傑、林高演、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧、李家誠、郭炳濠、何永勳、葉盈枝、孫國林、羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生(羅德丞之替代董事)、胡家驃(胡寶星之替代董事)
敏勝	同上	李兆基、馮李煥琼、林高演、李鏡禹、李家誠
登銘	同上	同上
Gainwise	同上	同上
踞威	同上	同上
賓勝	同上	同上
富生	同上	李兆基、李達民、李家誠、林高演(李達民之替代董事)
Tako Assets	P.O. Box 71 Craigmuir Chambers Road Town Tortola British Virgin Islands	林高演、梁希文、李寧、王敏剛
Thommen	香港 新界 北青衣 牛角灣 担杆山路98號	林高演、李寧、梁希文

恒基地產、敏勝、登銘、Gainwise、踞威、賓勝及富生之最終控股股東為Hopkins。Hopkins為本附錄三第3節(a)(iii)段之附註1所述之單位信託之受託人。恒基地產、敏勝、登銘、Gainwise、踞威及賓勝之最終母公司為恒基兆業有限公司。恒基兆業有限公司之董事為李兆基、李家傑、李家誠、李達民、馮李煥琼、林高演(李達民之替代董事)及胡寶星。

Tako Assets及Thommen之最終控股股東為香港小輪。香港小輪之董事為林高演、何厚鏘、簡悅隆、劉壬泉、李兆基、梁希文、李寧、王敏剛及吳樹熾。

其他被視為與恒基地產一致行動人士之地址如下：

李兆基：香港麥當奴道36號22樓；何永勳：香港畢拉山道111號3樓L室；李鏡禹：香港西摩道8號香港花園D7室；李達民：香港淺水灣道25號福慧大廈10樓A室；梁昇：香港新界沙田穗禾路28號康翠臺8座；羅德丞：香港半山麥當奴道36號惠苑19樓；楊雪琴：香港西摩道8號香港花園D7室；馮博華：香港麥當奴道12-14號豪輝閣21樓；馮振華：香港麥當奴道12-14號豪輝閣21樓；林嘉威：香港山村道36號豐寧大廈19B；林高禹：香港渣華道8號威邦商業中心2206室；李兆麟：香港黃泥涌峽道8號蔚豪苑29樓B2室。

(b) 恒基地產之註冊辦事處為香港德輔道中19號環球大廈6樓。

(c) 滙豐之主要營業地點為香港皇后大道中1號。

(d) 恒基地產將承擔該計劃之一切成本、費用及開支，以及因進行該計劃引致之成本。

(e) 本文件及代表委任表格之中、英文本如有歧異，概以英文本為準。

(f) 所有有關該建議之公佈，將以付款公佈形式刊登於最少一份主要英文報章及一份主要中文報章(兩者均須為每日出版及廣泛流通之香港報章)。

7. 專業人士

以下為於本文件內提供意見或建議之專業人士之專業資格：

名稱	專業資格
滙豐	持牌銀行及獲豁免交易商
百德能	註冊投資顧問及證券交易商
戴德梁行	物業估值師
德勤•關黃陳方會計師行	執業會計師

8. 同意書

滙豐、百德能、戴德梁行及德勤•關黃陳方會計師行已就本文件之刊發發出同意書，同意按本文件所載個別形式，轉載彼等各自之意見、函件或估值報告(視情況而定)，及引述彼等之名稱、其意見、函件或估值報告，且彼等迄今並無撤銷其同意書。

9. 備查文件

下列文件由即日起至生效日期或該計劃失效或撤銷日期(以較早者為準)止之任何週日(公眾假期除外)之一般辦公時間內，可於恒基發展之律師胡關李羅律師行辦事處(地址為香港康樂廣場1號怡和大廈27樓)查閱：

(a) 恒基發展之公司組織章程大綱及細則；

(b) 恒基地產之公司組織章程大綱及細則；

(c) 恒基發展集團於截至二零零零年、二零零一年及二零零二年六月三十日止年度各年之經審核綜合財務報表；

(d) 百德能致獨立董事函件，全文載於本文件第19至45頁；

(e) 戴德梁行之函件及估值概要(全文載於本文件附錄二)，以及戴德梁行之估值證書；及

(f) 本附錄第8節所述之同意書。

高等法院雜項聆訊編號4885/02

香港特別行政區高等法院
原訟法庭
雜項聆訊二零零二年第4885號

有關恒基兆業發展有限公司
及有關香港法例第三十二章公司條例

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
與
計劃股份（定義見本協議安排）持有人
之間訂立之協議安排事項
（根據香港法例第三十二章
公司條例第166條）

緒言

(A) 於本協議安排內，除非與主旨或文義不符，否則下列詞彙具有以下涵義：

「賓勝」	指	賓勝置業有限公司，一間在香港註冊成立之有限公司
「控股人士」	指	敏勝、登銘、Gainwise、踞威及賓勝，均為恒基地產之間接全資附屬公司，於該計劃日期實益擁有合共佔恒基發展之已發行股本約73.48%之權益

「法院」	指	香港特別行政區高等法院
「踞威」	指	踞威置業有限公司，一間在香港註冊成立之有限公司
「登銘」	指	登銘置業有限公司，一間在香港註冊成立之有限公司
「生效日期」	指	該計劃根據其第6條生效之日期
「除外人士」	指	李兆基、富生、何永勳、李鏡禹、李達民、梁昇、羅德丞、楊雪琴、馮博華、馮振華、林嘉威、林高禹、李兆麟、Tako Assets及Thommen，於該計劃日期，實益擁有合共佔恒基發展之已發行股本約1.97%之權益
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間在香港註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，一間在香港註冊成立之有限公司
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股
「恒基地產」	指	恒基兆業地產有限公司，一間在香港註冊成立之有限公司
「持有人」	指	登記持有人，亦包括透過轉讓而有權登記成為持有人之人士及聯名持有人
「敏勝」	指	敏勝置業有限公司，一間在香港註冊成立之有限公司
「記錄時間」	指	緊接生效日期前之日，香港時間下午四時正
「股東名冊」	指	恒基發展之股東名冊
「該計劃」	指	根據現行公司條例第166條之協議安排，或連同任何經法院所批准或施加之任何修訂或增補或附帶條件

「計劃股份」	指	於記錄時間已發行之恒基發展股份，不包括控股人士實益擁有之股份
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司
「港幣」	指	港幣

(B) 於該計劃日期，恒基發展之法定股本港幣600,000,000元，分為3,000,000,000股恒基發展股份，當中有2,817,327,395股已予發行及全面繳足，其餘則未獲發行。

(C) 該計劃旨在註銷所有計劃股份，以及恒基發展成為恒基地產之全資附屬公司。

(D) 於該計劃日期，控股人士實益擁有合共2,070,243,859股恒基發展股份，有關登記情況如下：

控股人士名稱	登記持有人名稱	恒基發展股份數目
敏勝	敏勝	342,705,418
	雅仙代理人有限公司	259,463,000
登銘	登銘	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
踞威	踞威	363,328,900
賓勝	賓勝	751,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000

各控股人士已承諾，就其實益擁有之恒基發展股份而言，其會繼續登記及實益擁有該等恒基發展股份，直至該計劃生效、被撤回或失效當日為止。

(E) 於該計劃日期，除外人士實益擁有合共55,351,064股恒基發展股份，有關登記情況如下：

除外人士名稱	登記持有人名稱	恒基發展股份數目
李兆基	李兆基	9,482,962
	Hang Seng (Nominees) Limited	25,287,762
	Superb Nominees Limited	9,212
富生	富生	5,615,148
何永勳	何永勳	1,100
李鏡禹	李鏡禹	9,028
	香港中央結算(代理人)有限公司	950,000
李達民	Hang Seng (Nominees) Limited	6,666
梁昇	香港中央結算(代理人)有限公司	150,000
羅德丞	羅德丞	4,375
	香港中央結算(代理人)有限公司	400,000
楊雪琴	楊雪琴	17,711
	香港中央結算(代理人)有限公司	25,000
馮博華	香港中央結算(代理人)有限公司	300,000
馮振華	香港中央結算(代理人)有限公司	1,751,000
林嘉威	香港中央結算(代理人)有限公司	1,137,000
林高禹	香港中央結算(代理人)有限公司	941,000
李兆麟	香港中央結算(代理人)有限公司	4,857,100
Tako Assets	香港中央結算(代理人)有限公司	3,000,000
Thommen	香港中央結算(代理人)有限公司	1,406,000

各除外人士(根據收購守則，被視為與恒基地產一致行動人士)已承諾，就彼等各自實益擁有之該等恒基發展股份而言，彼等會繼續登記及實益擁有該等恒基發展股份，直至該計劃生效、被撤回或失效當日為止，並將促使該等恒基發展股份不會於法院就批准該計劃而指示召開之大會上提呈或予以投票。

(F) 恒基地產、各控股人士及除外人士已同意由大律師出席申請批准該計劃之聆訊，並且向法院作出承諾會受其約束，及為令到該計劃落實，在彼等各自可能認為必須及適宜情況下，簽署(及促使簽署)任何文件及進行及促使進行任何行動及事宜。

該計劃

第一部分

註銷計劃股份

1. 於生效日期：

(a) 恒基發展法定及已發行股本將透過註銷及撤銷計劃股份而被削減；

(b) 待及緊隨該項削減股本生效後，恒基發展法定股本將藉增設相等於計劃股份所註銷之數目之新恒基發展股份而增加至其之前之款額港幣600,000,000元；及

(c) 恒基發展會將因根據第1項條款(a)分條削減股本所產生之賬面進賬額，用作按面值繳足上述將予增設之新恒基發展股份。該等新恒基發展股份將會入賬列作繳足而配發及發行予恒基地產或其可能指示之人士。

第二部分

註銷計劃股份之代價

2. 作為註銷及撤銷計劃股份之代價，恒基地產須支付或促使就所持每股計劃股份向各計劃股份持有人(於記錄時間名列股東名冊)支付現金港幣7.60元。

第三部分

一般資料

3. (a) 在不遲於生效日期後十天，恒基地產須把根據該計劃第2項條款應付之金額以支票送交或促使送交於記錄時間名列股東名冊上之計劃股份持有人。

(b) 除非向恒基發展之股份過戶處，標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)以書面説明，否則全部該等支票須以已預付郵費信封寄予於記錄時間名列股東名冊上之計劃股份持有人之地址，或就聯名持有人而言，則將支票寄予當時名冊上名列首位之聯名持有人之地址。

(c) 支票須寄予收件人，郵遞風險概由收件人承擔，恒基發展或恒基地產均不會就傳遞上之任何遺失或延誤而承擔責任。

(d) 該支票須根據第3項條款(b)段所確立之收件人名稱為抬頭人，而任何支票之兑現須被視為完全解除恒基地產就該支票所代表之金額而須作出之付款責任。

(e) 根據第3項條款(b)段寄出支票後滿六個月之日或之後，恒基地產有權註銷或撤回當時仍未被兑現或已退回之未被兑現之支票，並將該等支票所代表之全部款項以恒基發展名義存放於一家由恒基發展選擇之香港持牌銀行之存款戶口內。恒基發展可持有該等款項直至自生效日期起計的六年屆滿，並於該日期之前，自該筆款項中，根據該計劃第2項條款提取款項付予令恒基發展相信彼等乃應得該等款項之人士及第3項條款(b)段所述以其為抬頭人之支票未被兑現之人士。恒基發展據此而支付之任何款項，應包括就各有關人士根據該計劃第2項條款有權獲得款項所應計之任何利息(按存放該等款項之持牌銀行不時生效之年利率計算，惟須扣除(如適用)法例規定之任何利息或預扣税或任何其他扣減項目)。恒基發展有絕對酌情權決定是否信納任何人士有權獲得支票，及恒基發展證實任何人士有權或無權獲得支票(視情況而定)，該決定為最終依據，並對索償有關款項之利益之所有人士具有約束力。

(f) 當生效日期起計之六年屆滿，恒基地產毋須根據該計劃付款，恒基發展須將第3項條款(e)段所述之當時存於銀行戶口結餘(如有)(包括所應計利息)轉移予恒基地產，惟須扣減(如適用)利息税或任何預扣除或任何其他扣減項目。

(g) 第3項條款(f)段之實行，須受法例所施加之任何禁令或條件所限制。

4. 於生效日期，在記錄時間仍生效之有關任何數目之計劃股份證書，將不是該等計劃股份之所有權之文件或證明。各證書持有人須按恒基發展要求，將計劃股份交回恒基發展，予以註銷。

5. 於記錄時間，就有關計劃股份之全部授權或其他指示，均作失效論。

6. 當根據香港特別行政區法例第三十二章公司條例第166條批准該計劃及該條例第60條確認該計劃規定之削減股本之法院指令之正本，連同有關恒基發展股本之記錄(載有該條例第61條規定之資料)交往公司註冊處處長登記後隨即生效。

7. 除非本計劃於二零零三年三月三十一日或之前，或經法院批准之較後日期(如有)生效，則該計劃便告失效。

8. 恒基發展及恒基地產可聯名及代表所有有關者，同意法院酌情批准或加入之任何該計劃修訂或增添條件。

9. 該計劃之所有成本、費用與開支及所附帶之費用，以及有效進行該計劃之成本將由恒基地產承擔。

日期：二零零二年十二月六日

高等法院雜項聆訊編號4885／02

香港特別行政區高等法院
原訟法庭
雜項聆訊二零零二年第4885號

有關

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

及

有關

香港法例第三十二章

公司條例

法院指令會議通告

茲通告法院已於二零零二年十二月三日就上述事項頒布命令，指示持有上述公司之股本中每股面值港幣0.20元普通股(敏勝置業有限公司、登銘置業有限公司、Gainwise Investment Limited、踞威置業有限公司及賓勝置業有限公司(均為恒基兆業地產有限公司之間接全資附屬公司)實益擁有之股份除外)之人士舉行會議，藉以考慮並酌情批准(不論是否作出修訂)擬由本公司與上述每股面值港幣0.20元普通股之持有人訂立之一項協議計劃。該會議訂於二零零三年一月二日星期四上午十一時正假座香港干諾道中5號文華東方酒店松鶴及竹林廳舉行，請持有上述本公司股本中每股面值港幣0.20元普通股之全體人士依時出席。

根據公司條例第166A條須予落實之協議計劃及說明函件均隨附於綜合文件(本通告為其一部分)內。

持有上述本公司股本中每股面值港幣0.20元普通股之人士可親身於該會議上投票，或可委任其他人士(不論是否本公司股東)代其出席及投票。本文件附奉會議適用之粉紅色代表委任表格。

代表委任表格最遲須於該會議指定舉行時間之48小時前送達本公司之股份過戶登記處，標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，倘不以此方式交回，則可於會上交予會議之主席。

倘屬股份之聯名持有人，則只有排名首位之持有人親自或委派代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。

法院已透過上述命令委任阮北耀，Philip擔任會議主席，或如其未能出席，則由黃浩明，Augustine擔任會議主席，或如其未能出席，則由張炳強，Donald擔任會議主席，法院並指令主席須向法院呈報該會議之結果。

協議計劃須經法院另行批准，始能作實。

日期：二零零二年十二月六日

恒基兆業發展有限公司之律師
胡關李羅律師行
香港
中環康樂廣場1號
怡和大廈27樓

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(於香港註冊成立之有限公司)

茲通告上述公司訂於二零零三年一月二日星期四上午十一時三十分(或緊隨奉香港特別行政區高等法院之指令於同一地點及同一日召開持有本公司股本中每股面值港幣0.20元普通股之若干人士之會議或其任何續會結束後)假座香港干諾道中5號文華東方酒店松鶴及竹林廳舉行股東特別大會，藉以考慮及酌情通過下列將提呈為特別決議案之決議案：

特別決議案

「**動議**：

(A) 批准本公司與計劃股份(定義見該計劃)持有人於二零零二年十二月六日訂立之協議安排(「該計劃」)，其形式依已提呈本會議之印刷本，而該印刷本經本會議主席簽署以資識別，惟仍須作出法院所批准或施加之任何修訂或增補或附帶之條件；及

(B) 為使該計劃得以生效，於生效日期(定義見該計劃)：

(i) 註銷及撤銷計劃股份，藉以削減本公司之法定及已發行股本；

(ii) 待及緊隨該項削減股本生效後，本公司將藉增設相等於計劃股份所註銷之數目之本公司股本中每股面值港幣0.20元之新普通股，將其法定股本增至其之前之款額港幣600,000,000元；及

(iii) 本公司會將因削減股本所產生之賬面進賬額，用作按面值繳足上述將予增設之本公司股本中每股面值港幣0.20元之新普通股，該等新股份將會入賬列作繳足而配發及發行予恒基兆業地產有限公司或其可能指示之人士，並因此無條件授權本公司董事配發及發行該等新股份。」

承董事局命
秘書
葉盈枝

日期：二零零二年十二月六日

註冊辦事處：
香港
德輔道中19號
環球大廈
6樓

附註：

(i) 凡有權出席上述會議及投票之股東，均有權委任不多於兩名代表代其出席及投票。委任代表毋須為本公司股東，惟必須親自代其出席會議。

(ii) 隨附會議適用之白色代表委任表格。

(iii) 會議適用之白色代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在會議或其任何續會之指定舉行時間48小時前交回本公司之股份過戶登記處，標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席會議及於會上投票。倘股東於交回代表委任表格後出席會議，其代表委任表格將被視為作廢。

(iv) 倘屬任何計劃股份之聯名持有人，則任何一名持有人可就該等股份親自或委派代表出席會議，猶如其為唯一獲授權之人士。若超過一名聯名持有人親自或委派代表出席會議，則於股東名冊上排名較先之聯名持有人，方有權就有關股份在會議上投票。